Form 10-K405, Exhibit 13
period 1993-12-31
JUSTIN INDUSTRIES INC
filed 1994-03-25
CIK 54182

===============================================================================

                                 (EXHIBIT 13)

                                    (COVER)

(Illustration of brick home and picture of boots)

                                JUSTIN INDUSTRIES

                               1993 ANNUAL REPORT

===============================================================================

                              (INSIDE FRONT COVER)

Financial Highlights
                                      %                 %                 %
                           1993    Change    1992    Change    1991    Change
- - - --------------------     --------  ------  --------  ------  --------  ------
Net Sales                $474,931    +4.8  $453,267   +23.1  $368,350   +22.7
Income from
  Continuing
  Operations*              36,035   +33.0    27,093  +220.5     8,453   +11.6
Net Income                 37,141   +37.1    27,093   +40.9    19,233  +163.7
Earnings Per Share
  from Continuing
  Operations*                1.29   +31.6       .98  +206.3       .32   +10.3
Earnings Per Share           1.33   +35.7       .98   +34.2       .73  +160.7
Return on
  Shareholders'
  Equity*                   23.2%    +9.4     21.2%  +178.9      7.6%    +6.9
Capital
  Expenditures**           17,278   +43.9    12,006   +12.6    10,666   -15.7
Working Capital           185,193   +12.4   164,822    +8.7   151,588    +2.9
Total Assets              346,680    +9.6   316,368    +6.9   295,947    +1.0
Long-Term Debt             88,504   -11.8   100,362   -13.5   116,040    -7.0
Shareholders' Equity      188,803   +21.6   155,270   +21.7   127,549   +14.8
Book Value Per Share         6.95   +20.9      5.75   +17.0      4.92   +14.2
Cash Dividends Per
  Share                       .16   +14.3       .14    +3.7      .135     ---
Average Number of
  Shares Outstanding       27,953     +.7    27,772    +5.3    26,382     -.1
- - - -----------------------------------------------------------------------------
*continuing operations before                               in thousands,
cumulative effect on prior years                            except per share
of change in accounting for                                 data
income taxes

**continuing operations

===============================================================================

                                    (PAGE 1)

                                CORPORATE PROFILE

(Illustrations of brick and boot products are included on this page)

Justin Industries, headquartered in Fort Worth, Texas, is a leader in each of its principal businesses:

BUILDING MATERIALS--with Acme Brick Company, one of the nation's largest producers of face brick; Featherlite Building Products Corporation, the Southwest leader in manufactured concrete building products; and Tradewinds Technologies, Inc., producer of Tradewinds evaporative coolers for home and light commercial applications.

FOOTWEAR--consisting of Justin Boot Company, Nocona Boot Company, and Tony Lama Company, whose products give Justin Industries a national identity as the preeminent producer of quality western boots. Northland Publishing, a distinguished publisher of western and southwestern Americana, art, and Native American culture, is also part of Justin Industries.

     Justin Industries common stock is traded in the Nasdaq National Market System using the symbol "JSTN."

================================================================================

                                    (PAGE 2)

                               TO OUR SHAREHOLDERS

(Ghosted image of boots, brick and block)

     JUSTIN INDUSTRIES CONTINUED to post new records in both sales and earnings in 1993. Consolidated net sales increased for the seventh consecutive year to a new high of $474.9 million, and the 1993 net income of $37.1 million (which includes an additional $1.1 million due to a required accounting change) reflects an increase of 37 percent over 1992. Shareholders' equity in the company increased by 22 percent, reaching $189 million at the close of the year.

     Key to the company's success in 1993 was the Building Materials segment, with the pace set by Acme Brick Company's outstanding performance. Acme posted a banner year due to strong levels of brick shipments and sales of purchased products, reflecting residential construction growth in the company's markets, as well as improved pricing coupled with the efficiencies of increased production. Featherlite Building Products Corporation and Tradewinds Technologies, Inc. likewise contributed to the year's achievement, recording gains in both sales and earnings. Featherlite's success was attributable to further progress in improving cost efficiency, increased sales volume and market share, and a renewal of non-residential construction, especially institutional buildings, such as schools, where concrete block is a major component. Tradewinds' unique evaporative cooling system continues to gain consumer acceptance, adding to revenue and earnings, and with the introduction of a new line of larger commercial units and a new single inlet unit designed for home use, further increases should be realized in 1994.

     While Building Materials' activity surged to levels not seen since 1984-85, Footwear sales relaxed somewhat from the 20 percent annual growth rates of prior years. Footwear results in 1993 were affected by the tentative level of sales seen by other footwear manufacturers and throughout the apparel industry, as retail customers were apparently apprehensive of the strength of the economy, the prospects of higher taxes, and workforce reductions in many industries. Earnings from Footwear operations contributed strongly to the company's overall profitability, with gains expected in 1994 and subsequent years when all of the synergistic benefits of the formation of Footwear Management Company are realized. This organization--which brings together under one management structure the operations of Justin Boot Company (including its Chippewa division), Nocona Boot Company, and Tony Lama Company--will coordinate advertising and promotional activities, purchasing, customer-related functions, and other tasks, while continuing to capitalize on the individual brand identities of Justin, Nocona, Tony Lama, and Chippewa products.

     Additional domestic market share and distribution of footwear products to foreign markets will be major objectives in 1994. Long-term growth, especially in our core markets, continues as our credo in the Footwear business, as we emphasized in our letter to you in the 1992 annual report.

================================================================================

                                    (PAGE 3)

(Picture of Chairman and Chief Executive Officer, John Justin, and President and Chief Operating Officer, J. T. Dickenson)

     Justin Industries' financial condition was further strengthened in 1993. Cash generated from operations enabled the company to reduce interest-bearing debt by $16 million during the year, bringing indebtedness to the lowest level in over three years.

     Capital expenditures in 1993 were up $5.3 million from the prior year, and it is expected that 1994 will see a further substantial increase, primarily at Acme Brick Company, where one new brick plant is planned for construction. The new plant, in one of the company's key market areas, will add much-needed capacity at relatively low unit costs. A second key plant is targeted for major improvements to increase its efficiency and enhance product quality.

     Ben J. Fortson, who has ably served as a director of the company since 1991, has decided to not stand for reelection at the next annual meeting of shareholders. Mr. Fortson indicated that the responsibilities and time constraints in his own business led him to make this decision. We appreciate his contributions to the company and its shareholders.

     For 1994, we expect another strong year in the Building Materials area, with Acme Brick Company leading the way with its robust market share, and continued growth in its purchased products operations. We also expect that continued growth in non-residential construction will enable Featherlite to contribute at a meaningful level.

     In the Footwear group, growth is expected to be maintained at an acceptable level in our core business area, with added revenue gained from further improvements in marketing the four major product lines: Justin, Tony Lama, Nocona and Chippewa.

     Justin Industries is poised in all segments of our business to capitalize on our past investments, hard work, and experienced and dedicated workforce. Although some uncertainties exist, especially concerning the growth of the economy in 1994, we are prepared to take the actions required to continue the company's success.


/S/ JOHN JUSTIN                                            /S/ J. T. DICKENSON

JOHN JUSTIN                                                    J. T. DICKENSON
Chairman and Chief Executive Officer     President and Chief Operating Officer


January 27, 1994


================================================================================

                                    (PAGE 4)


(Illustration of house showing brick/glass product with following caption:
"Justin's Building Materials segment surpassed previous records for revenues and profitability in 1993 as all three operations posted impressive gains over 1992.")

================================================================================

                                    (PAGE 5)

                              Report on Operations
                               BUILDING MATERIALS

(Picture of brick products and verbage, "Acme completed its 102nd year in business, establishing a new all-time record volume for bricks shipped.")

     JUSTIN INDUSTRIES' BUILDING MATERIALS segment surpassed previous records for revenues and profitability in 1993 as all three operations--Acme Brick Company, Featherlite Building Products Corporation, and Tradewinds Technologies, Inc.--posted impressive gains over 1992.

     Acme completed its 102nd year in business, establishing a new all-time record volume for bricks shipped, exceeding the prior record set in 1992. With manufacturing plants operating at or near capacity and delivery capability well utilized, it was possible to continue firming prices, resulting in all-time record profits. Acme's purchased products division also set new records for sales through the company's seven-state retail distribution system. Significant gains were achieved for ceramic tile, glass block, bagged goods, fireplace equipment, glazed products, mortar color, and pavers. High-quality new products are continually being added to the purchased products category, giving Acme the opportunity to increase sales when brick manufacturing is at capacity.

     With a market share in Acme's sales territory estimated at over 50 percent, constant attention to advertising and brick promotional programs is essential. Publicity and advertising continued to establish Acme's brand awareness among architects, homebuilders, and consumers. One of the current advertising campaigns features Pro Bowl quarterback Troy Aikman as spokesman for Acme in all of its major markets.

     Brick profit margins rose dramatically in 1993. While higher selling prices were the primary reason for margin gains, cost controls also positively affected earnings. Natural gas fuel, a major manufacturing cost component, was significantly reduced in 1993. This reduction has been the result of not only an ongoing energy management program, but also operating all facilities at virtual full capacity, and realizing the effects of new fuel-efficient facilities constructed in the last seven years. While fuel costs have risen during the same period, efficiencies have minimized their impact. Ongoing programs of equipment maintenance and upgrades

================================================================================

                                    (PAGE 6)

are important elements of effective production management. Capital improvements continue at existing facilities throughout the system. One of the more significant items was the replacement of existing brick extruders at the Denton plant with the largest available state-of-the-art machines. These additions will provide lower operating costs per brick produced as well as increased operating efficiencies.

     Residential housing starts rose in Acme's market territory in 1993, and further gains are anticipated in 1994. To meet demand, production levels will be increased where possible, and both delivery capability and the purchased products division will be expanded.

(Ghosted image of building block, Featherlite logo, picture of block & brick, verbage, "Featherlite Building Products Corporation had its best year since 1986.")

     Featherlite Building Products Corporation had its best year since 1986, as non-residential construction levels increased in most of the company's market. Non-residential construction in 1993 was made up largely of institutional building, such as that of schools and prisons, and commercial "low-rise" construction, such as that of retail outlets, manufacturing facilities, and warehouses. Institutional construction has steadily increased in recent years and was again a significant part of the market in 1993. An increase in construction along the Mexican border, where business activity has increased in anticipation of NAFTA, also contributed to the market improvement.

     Featherlite continually searches for ways to grow profitably. During 1993, construction of a new concrete mix bagging operation in El Paso was completed, more than doubling capacity. This addition will solidify Featherlite's position as the leading supplier of bagged goods in the El Paso and southern New Mexico area. A concrete brick and paver machine will be added to this facility in 1994, further enhancing its product line. The new machine will enable the El Paso location to offer popular colors and textures of brick, pavers, and patio stones at competitive prices.

     In an effort to improve product quality and service to customers, and to enhance the working environment, Featherlite embarked on a program of total quality management (TQM) during 1993. Through a partnership with customers, employees, and suppliers, Featherlite's goal is to achieve total customer satisfaction by providing the highest quality products and services. A key element to the success of the TQM program is the inclusion of employees in the decision-making process as it involves their jobs. The area of workplace safety provides a good example of how successful this program can be. Safety committees made up of non-management personnel have elevated safety awareness to new heights. In 1993, there were only two lost-time accidents in all of Featherlite's twelve locations, the best record in the history of the company.

================================================================================

                                    (PAGE 7)

     Texas Quarries, Featherlite's architectural limestone division, continues to improve profit margins through selective bidding and increased efficiency of its operations. Additions and improvements to its manufacturing facilities were made during 1993, including a new high-speed limestone slabbing saw. This new saw replaced old and inefficient gangsaws, increased production capacity, and improved flexibility for production scheduling. Split-face limestone automation was also installed, increasing production capacity by 75 percent and lowering labor costs.

     Featherlite begins 1994 with an optimistic outlook. Forecasts for growth of non-residential construction are good. With its continued emphasis on market share, product quality, and production efficiency, Featherlite should have a very successful 1994.

(Ghosted image of Tradewinds evaporative cooler, Tradewinds logo, picture of building block and verbage, "At Tradewinds, plant productivity improvements, lower operating costs, and increased unit sales enabled the company to achieve record profitability in 1993.")

     At Tradewinds Technologies, Inc., plant productivity improvements, lower operating costs, and increased unit sales enabled the company to achieve record profitability in 1993. Increases in unit sales were attributed primarily to the retail segment of the market. Continued advertising and promotion by Tradewinds and its distributors have created more visibility and consumer awareness. Consumer trends toward purchases of more durable and lower maintenance products also helped bolster sales. Purchases for government buildings and housing authorities also increased in 1993.

     Continued promotion of evaporative cooling as an alternative to conventional air conditioning and as a practical solution to the indoor air-quality issue has begun to be supported by utilities and regulatory agencies. As the indoor air-quality (or sick building) issue continues to draw more attention, evaporative cooling equipment will become more important to the design and construction of both residential and commercial structures.

     Tradewinds recently introduced a new line of larger commercial units. These new units range from 8,000 to 18,000 CFM (cubic feet per minute) and are designed for both retro-fit and new commercial buildings. These units have generated significant customer interest and are expected to bolster sales in 1994.

     The company has continued to stress quality and service in order to support its distinction of being the maker of the highest quality evaporative air conditioning product on the market. The non-rust, low-maintenance features of the Tradewinds units have no equal in competitive products. With the expanded product line and a firm backlog of orders, Tradewinds' prospects for 1994 are very encouraging.

================================================================================

                                    (PAGE 8)

(Illustration of bull rider and caption, "The continuing success of Justin, Nocona, and Tony Lama over the years is attributable to the highest standards of quality in their products and customer service.")

================================================================================

                                    (PAGE 9)

                              Report on Operations
                                    FOOTWEAR

(Picture of boots and Justin boot box and caption, "Effective product development programs are essential for maintaining Justin Industries' leadership position in the western boot industry.")

     JUSTIN INDUSTRIES' FOOTWEAR operations, consisting of Justin Boot Company, Nocona Boot Company, and Tony Lama Company, experienced a challenging year in 1993. Changing market conditions in the western boot and apparel business, along with caution in retail spending nationally, contributed to a flattening of the double-digit growth rates of recent years.

     While the popularity of country and western music and apparel continued to expand in 1993, consumer concerns over higher taxes and the uncertain direction of the national economy had a softening effect on retail in general. During the year, the footwear and apparel industries were no exception; however, the steady and reliable demand for the companies' products in the core western markets offset any weakness experienced elsewhere and enabled the Footwear group to achieve record-high sales once again for 1993.

     The continuing success of Justin, Nocona, and Tony Lama over the years is attributable to the highest standards of quality in their products and customer service. Each company continually strives to achieve improvements in all areas of operations. In manufacturing, for example, further equipment upgrades were made in 1993 to improve production efficiencies. At Tony Lama, plans are underway to install a "transporter" system in the factory to improve efficiency and reduce cost. This state-of-the-art system has previously been installed in certain Justin factories. During 1993, Nocona

================================================================================

                                    (PAGE 10)

continued its move to a modular manufacturing concept. In addition, a new leather-cutting system was installed, resulting in significant material yield gains and cost savings. Programs on safety, ergonomics, and environmental awareness are reviewed regularly to further enhance their effectiveness.

(Ghosted image of boots, picture of boots and Nocona boot box and verbage, "Advertising and promotional programs develop and maintain customer awareness of Justin's Footwear brands and encourage dealers to sell the companies' products.")

     Effective product development programs are essential for maintaining Justin Industries' leadership position in the western boot industry. Constant attention to styling and new leathers are key elements of these programs at all three companies. In 1993, Justin, Nocona, and Tony Lama introduced soft tanned leathers to bring a new texture and visual appeal to the product lines. Along with distressed rugged leathers, these new styles quickly became top-selling products. Other new leathers and styles are currently being test-marketed with very encouraging results. To capitalize on the growth of the leisure shoe market, Justin expanded its Chippewa line and doubled production. Chippewa experienced exceptional growth in 1993, and the outlook for future gains is positive. The lower-priced Diamond J line has been redesigned for 1994 to include some of the new high-demand leathers used in other products.

     Advertising and promotional programs develop and maintain customer awareness of Justin's Footwear brands and encourage dealers to sell the companies' products. A key element of this strategy is participation and visibility at rodeos and other sporting events. The "Justin Healer" medical and rehabilitation program is nationally recognized for its outstanding work. This fully equipped mobile sports medicine facility travels the rodeo circuit, tending to the needs of injured contestants. Justin is also the proud sponsor of the Cowboy Crisis Fund, which has been established to assist needy cowboys. Nocona's trademark "Let's Rodeo" is displayed through its January 1994 sponsorship of the IPRA Longhorn World Championship Rodeo. Tony

================================================================================

                                    (PAGE 11)

Lama has received favorable consumer reaction to its highly successful "Lama Vision" video replay screens, which travel the major rodeo circuits throughout the country. In another innovative effort at promoting the Tony Lama name, the company now sponsors the Tony Lama Human Performance Center for Motor Sports, a mobile facility providing on-site conditioning and rehabilitation training to drivers, crews, and officials at NASCAR and Indycar series auto racing events. The companies also participate heavily with dealers in cooperative newspaper, billboard, radio, and television advertising programs.

(Ghosted image of boots, picture and boots and Tony Lama boot box and verbage, "Studies are ongoing to maximize efficiencies while maintaining the identity and integrity of the separate brand names and products.")

     To provide additional coordination among the companies, to capitalize on available synergies, and to facilitate the implementation of long-range goals and objectives of the Footwear group, several organizational changes were made during 1993. Frank Scivetti, president of Tony Lama since its acquisition in 1990, was promoted to chief executive of the Footwear segment. Also, actions have been taken to coordinate advertising and promotion, purchasing, and certain customer-related functions. In addition, studies are ongoing in other operational areas to maximize efficiencies while maintaining the identity and integrity of the separate brand names and products. Justin, Nocona, and Tony Lama have developed strategic plans individually and as a group to help assure their continued success. Among the components of their long-term strategic plans are steps to improve profit margins by further development of synergies; additional penetration of domestic markets; and coordinated promotion and distribution of footwear to foreign countries.

     The Justin Industries Footwear operations are managed by a focused group of talented individuals, and with the benefit of a hard-working and dedicated group of employees, the future of this segment is bright.

================================================================================

                                    (PAGE 12)

(Illustrated collage of financial documents with caption, "In 1993, Justin Industries once again set records for earnings and revenues. These excellent operating results further strengthened the company's financial condition.")

================================================================================

                                    (PAGE 13)

                              FINANCIAL DISCUSSION

(Five year graph of Net Sales by Line of Business)

     Justin Industries once again set records for revenues and earnings in 1993 as the company's Building Materials segment provided operating profits almost double those of 1992 and significantly greater than the previous high in 1984 when construction levels were at their peak. Results in the company's Footwear operations were relatively unchanged in 1993 from the all-time highs established in 1992. While Footwear sales were slightly above the prior year, operating profits declined 5%.

     The table on page 30, "Quarterly Financial Data," presents summarized operating results for each quarter in the two years ended December 31, 1993. As noted, earnings increased in each quarter in 1993 and were also significantly ahead of the comparable quarter in 1992. These results follow the normal seasonal pattern of the company's businesses. As with earnings, revenues increased each quarter in 1993, and with the exception of the fourth quarter, exceeded the comparable quarterly periods of 1992. In 1993, quarterly revenues in the Building Materials segment exceeded those of 1992 by 12-14%. While Footwear revenues in the first and second quarter of 1993 exceeded the comparable periods of 1992, uncertain retail markets resulted in lower sales in the last half of 1993 versus the prior year.

OPERATIONS

     In 1993, consolidated net sales of $474.9 million represented an increase of 4.8% over 1992. Revenues of $453.3 million in 1992 were 23.1% above those recorded in 1991.

     Revenues in the company's Building Materials segment reached $179.7 million in 1993, up 13.2% over the prior year, following an increase of 29.1% in 1992 over 1991. All three Building Materials businesses--Acme Brick Company, Featherlite Building Products Corporation, and Tradewinds Technologies, Inc.-- posted sales gains in 1993. Acme's sales improved 14.7% in 1993 over 1992 as unit

================================================================================

                                    (PAGE 14)

brick shipments increased 1.4% and average pricing rose almost 11%. In addition, sales of purchased products grew approximately 15% in 1993. Acme's revenue gains in 1992 of 33% over the previous year were due to selling 25% more brick than in 1991 at prices approximately 6% in excess of the prior year. Featherlite's revenues grew almost 9% in 1993 over 1992, following a 20% gain in 1992 from the prior year. Featherlite's gains in both years are attributable to rising unit concrete block sales as pricing has remained virtually unchanged over the last few years. Tradewinds, which represents only about 3% of segment sales, has realized modest revenue gains over the last few years due to increased unit cooler sales.

(Five year graph of Income from Continuing Operations (before effect of accounting change))

(Five year graph of Net Income)

     Following five consecutive years of double-digit Footwear revenue growth, sales in this segment in 1993 increased less than 1% over 1992. An increase of almost 2% in the number of pairs sold was offset by a slightly lower average selling price in 1993. The lower price was due to more rapid growth in the Chippewa line, which is generally priced lower than western boots. In 1992, Footwear sales exceeded those of the prior year by 20%. Approximately 16% of this increase was due to additional unit sales, with the remainder from average price increases and product mix changes.

     Justin Industries' Building Materials business operates primarily in an eight-state region in the central and southwestern United States, while Footwear segment sales are made to customers nationwide.

     As a percentage of net sales, cost of goods sold was 66.2%, compared with 69.3% in 1992 and 70.8% in 1991. The significant improvement in the last two years is primarily attributable to the Building Materials operations. Rising levels of residential construction over the last few years have enabled the company's brick operations to gradually increase selling prices during this period. These price increases have greatly increased gross profit margins as the costs of manufacturing brick in 1993 were generally unchanged from 1992. In 1993, the Building Materials' gross profit margin increased to 39.4% from 31.7% in 1992 and 30.9% in 1991. Brick pricing has been the primary reason for the increase, although in 1993, both Featherlite's and Tradewinds' margins improved, due mainly to volume gains, following two years of relatively unchanged gross profit levels.

     Footwear gross profit margins were 30.3% in 1993, 30.2% in 1992, and 28.3% in 1991. Gross profit margins in 1993 changed little from the prior year as sales volume was relatively flat. The improvement in 1992's gross profit margin from 1991 was due to gains at Tony Lama resulting from changes in manufacturing systems.

     Selling, general, and administrative expenses were 21.2% of net sales in 1993, compared to 20.2% in 1992 and 22.8% in 1991. The increase in 1993 was due mainly to increased expenditures in Footwear operations for promotion and cooperative advertising programs with dealers while 1992's decline was attributable to that year's significant increase in revenues. While selling costs generally fluctuate with sales levels, administrative expenses are primarily fixed in nature. Included in such costs in 1991 were approximately $1.1 million of expenses incurred to defend and settle litigation related to a hostile takeover attempt of the company.

================================================================================

                                    (PAGE 15)

(Five year graph of Capital Expenditures)

(Five year graph of Interest-Bearing Debt)

     Interest expense in 1993 was $4.0 million compared to $5.2 million in 1992 and $9.5 million in 1991. The declining costs over this period are due to reduced borrowing levels and lower prevailing interest rates. The average effective interest rate on interest-bearing debt in 1993 was 3.9%, compared with 4.6% in 1992 and 6.8% in 1991. Note 5 to the Consolidated Financial Statements on page 22 describes the company's borrowing arrangements.

     Income tax expense from continuing operations as a percentage of pre-tax income was 35.7% in 1993, 36.1% in 1992, and 38.4% in 1991. The federal statutory tax rate was increased to 35% in 1993 from 34% in 1992 and 1991. See
Note 8 to the Consolidated Financial Statements on page 25 for a reconciliation of the actual tax rate to the federal statutory tax rate and other information relating to income tax.

     In the first quarter of 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement, issued in 1992, established new financial accounting reporting standards for the effect of income taxes that result from the company's activities during the current and preceding years. A credit to net income of $1.106 million was realized in 1993, resulting from the cumulative effect of the change in accounting for income taxes under the new statement.

     Inflation has not had a significant impact on the company's operations in recent years; however, the company attempts to recover any cost increases through improvements to its manufacturing processes and through price increases where competitively feasible.

FINANCIAL CONDITION, CASH FLOW, AND LIQUIDITY

     Excellent operating results and continued emphasis on asset management generated further strengthening of the company's financial condition in 1993. At year-end 1993, interest-bearing debt had declined to $93.4 million, the lowest level since September 1990, just prior to the acquisition of Tony Lama Company. Shareholders' equity grew to $188.8 million from $155.3 million at the end of 1992. The reduced debt levels and increased equity resulted in significant reductions in the company's debt-to-equity ratios. The ratio of long-term debt to equity stood at .47 to 1 at year-end 1993 compared to .65 to 1 at December 31, 1992. Working capital at year-end 1993 reached $185.2 million, bringing the current ratio to 4.4 to 1 versus 4.0 to 1 in the previous year.

     In 1993, net cash provided by operating activities totaled $42.8 million, compared to $18.7 million and $7.3 million in 1992 and 1991, respectively. The major uses of cash flow provided from operating activities were to reduce debt levels, increase working capital, invest in capital equipment, and pay dividends. Among the more significant additions to fixed assets in 1993 was the mid-year expansion of the Denton, Texas, brick plant. This addition to Acme's largest plant added approximately 3% to total brick production capacity. The company plans to increase capital spending again in 1994 to further add brick manufacturing capacity,

================================================================================

                                    (PAGE 16)

upgrade sales locations, and enhance production efficiency in the Footwear operations.

(Five year graph of Shareholders' Equity)

(Five year graph of Book Value Per Share)

     For the second consecutive year and third time in the last four years, dividends were increased. The 1993 increase in rate was approximately 14% and reflects management's optimistic outlook towards the prospects of continued success in the company's operations. Management and the Board of Directors regularly review dividend rates, and changes are considered based on the company's current and expected operating results and financial condition.

     The company's primary source of cash is from operations. In addition, the company has credit facilities available from commercial banks. The company believes that its borrowing arrangements are adequate to support its requirements for the foreseeable future. Unused lines of credit available to the company at December 31, 1993, were $42 million.

BACKLOGS

     The company maintains information on sales backlogs in order to plan for future production levels and to project sales volume. At December 31, 1993, the backlog for clay brick was $26.0 million, compared with $21.9 million at year-end 1992. The sales backlog for Footwear products at year-end 1993 was $15.9 million, compared with $18.8 million in 1992.

MANAGEMENT'S RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

     The Consolidated Financial Statements for Justin Industries, Inc. and its subsidiaries are prepared by the company in conformity with consistently applied, generally accepted accounting principles. Management selects appropriate accounting principles, makes necessary estimates, and uses its judgment to ensure the objectivity, accuracy, and integrity of the data presented. The company has established and maintains systems of management reporting and internal controls that are designed to provide reasonable assurance that company policies are followed and that company assets are safeguarded. These systems are constantly monitored and revised where necessary to meet changing requirements and to strengthen controls while maintaining a cost-effective method of providing credible and timely information necessary to the operations of Justin Industries.

     The Board of Directors carries out its oversight responsibility for the financial statements through its Audit Committee. This committee is composed of directors who are neither officers nor employees of the company. The committee meets periodically with the independent auditors and representatives of management to assure that each is carrying out its responsibilities. To ensure the integrity of the Audit Committee function, the company's outside auditors have complete access to the committee, without company representatives present. The results of their audits and their reviews of the adequacy of internal controls and the quality of financial reporting are freely discussed during these conferences.

================================================================================

                                    (PAGE 17)

BALANCE SHEET TRENDS

Percent of Total Assets

Assets:                             1993   1992    1991    1990    1989
- - - --------------------------------    -----  -----   -----   -----   -----
  Receivables                         22%    26%     24%     25%     24%
  Inventories                         42     41      41      40      37
  Property, plant, and equipment      23     24      27      29      31
  All other assets                    13      9       8       6       8
                                    -----  -----   -----   -----   -----
                                     100%   100%    100%    100%    100%
                                    =====  =====   =====   =====   =====

Liabilities and Equity:
- - - --------------------------------
  Interest-bearing debt               27%    35%     40%     43%     28%
  All other liabilities               19     16      17      19      22
  Equity                              54     49      43      38      50
                                    -----  -----   -----   -----   -----
                                     100%   100%    100%    100%    100%
                                    =====  =====   =====   =====   =====


OPERATING TRENDS

Percent of Net Sales

                                      1993     1992     1991     1990     1989
- - - ----------------------------------  -------  -------  -------  -------  -------
Net sales                            100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales                         66.2     69.3     70.8     70.4     71.1
                                    -------  -------  -------  -------  -------
Gross profit                          33.8     30.7     29.2     29.6     28.9
Operating expenses                    22.0     21.4     25.4     25.9     25.9
Income taxes                           4.2      3.3      1.4      1.2       .9
                                    -------  -------  -------  -------  -------
Income from continuing operations      7.6      6.0      2.4      2.5      2.1
Discontinued operations                ---      ---      2.8      (.1)      .7
Cumulative effect on prior years
  of change in accounting for
  income taxes                          .2      ---      ---      ---      ---
                                    -------  -------  -------  -------  -------
Net income                             7.8%     6.0%     5.2%     2.4%     2.8%
                                    =======  =======  =======  =======  =======


FIVE YEAR ANALYSIS OF SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS BY PRODUCT LINES

(in thousands of dollars)

                             1993              1992                1991               1990               1989
                       Amount   Percent   Amount   Percent    Amount  Percent    Amount   Percent   Amount   Percent
                      --------  -------  --------  -------   -------- -------   --------  -------  --------  -------
Building Materials:
  Net sales           $179,740     38%   $158,808     35%    $123,004    33%    $118,943     40%   $113,662     44%
  Operating profit      31,445     48      16,423     31        4,979    18        3,698     17         604      4
Footwear:
  Net sales            295,191     62     294,459     65      245,346    67      181,370     60     142,707     56
  Operating profit      34,168     52      36,054     69       22,934    82       17,748     83      15,650     96
                      --------    ----   --------    ----    --------   ----    --------    ----   --------    ----
Totals:
  Net sales           $474,931    100%   $453,267    100%    $368,350   100%    $300,313    100%   $256,369    100%
  Operating profit    $ 65,613    100%   $ 52,477    100%    $ 27,913   100%    $ 21,446    100%   $ 16,254    100%
  Less interest and
    parent company
    operations           9,583             10,080              14,180             10,173              8,541
                      --------           --------            --------           --------           --------
Income from
  continuing
  operations before
  income taxes and
  cumulative effect
  on prior years of
  change in
  accounting for
  income taxes        $ 56,030           $ 42,397            $ 13,733           $ 11,273           $  7,713
                      ========           ========            ========           ========           ========

================================================================================

                                    (PAGE 18)

CONSOLIDATED BALANCE SHEET

In Thousands of Dollars, Except Share Data, at
  December 31,                                             1993        1992
                                                         --------    --------
ASSETS
Current assets:
  Cash                                                    $10,587      $2,393
  Accounts receivable, less allowance for doubtful
    accounts of $3,014 and $3,054, respectively            76,966      82,464
  Inventories                                             145,274     128,197
  Federal and state income taxes                            5,750       3,944
  Prepaid expenses                                          1,517       1,941
                                                         --------    --------
      Total current assets                                240,094     218,939
Investments and other assets, at cost                      20,793      14,270
Assets held for sale                                        5,523       6,615
Property, plant, and equipment, at cost:
  Land                                                     16,658      16,735
  Buildings and equipment                                 196,575     184,946
  Construction in progress                                  2,206         520
                                                         --------    --------
                                                          215,439     202,201
  Less accumulated depreciation                           135,169     125,657
                                                         --------    --------
      Net property, plant, and equipment                   80,270      76,544
                                                         --------    --------
                                                         $346,680    $316,368
                                                         ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Notes payable to banks                                 $      -      $5,000
  Trade accounts payable                                   16,088      14,467
  Accrued payroll items                                     7,702       6,952
  Accrued insurance                                        14,594      11,442
  Accrued state and local taxes                             1,784       2,244
  Other accrued expenses                                    8,742       8,966
  Dividends payable                                         1,086         945
  Current portion of long-term debt                         4,905       4,101
                                                         --------    --------
    Total current liabilities                              54,901      54,117
Long-term debt, less current portion                       88,504     100,362
Deferred income taxes                                      14,472       6,619
Shareholders' equity:
  Voting preferred stock, $2.50 par value;
    1,000,000 shares authorized -- Series Two
    convertible, 100 shares issued and outstanding              -           -
  Common stock, $2.50 par value; 100,000,000
    shares authorized, 27,869,888 and 13,934,944
    shares issued, respectively                            69,674      34,837
  Capital in excess of par value                           17,047      16,510
  Retained earnings                                       108,038     110,072
  Treasury stock, at cost, 713,402 and 435,535
    shares, respectively                                   (5,956)     (5,899)
  ESOP loan guarantee                                           -        (250)
                                                         --------    --------
      Total shareholders' equity                          188,803     155,270
                                                         --------    --------
                                                         $346,680    $316,368
                                                         ========    ========

See accompanying notes.

================================================================================

                                    (PAGE 19)

CONSOLIDATED STATEMENT OF INCOME

In Thousands of Dollars, Except Per Share Data,
for Years Ending December 31,                      1993       1992       1991
                                                 --------   --------   --------
Net sales                                        $474,931   $453,267   $368,350
Costs and expenses:
  Cost of goods sold                              314,431    313,961    260,968
  Selling, general, and administrative expenses   100,465     91,695     84,167
  Interest expense                                  4,005      5,214      9,482
                                                 --------   --------   --------
                                                  418,901    410,870    354,617
                                                 --------   --------   --------
Income from continuing operations before income
  taxes and cumulative effect on prior years of
  change in accounting for income taxes            56,030     42,397     13,733
Income taxes                                       19,995     15,304      5,280
                                                 --------   --------   --------
Income from continuing operations before
  cumulative effect on prior years of change
  in accounting for income taxes                   36,035     27,093      8,453
Discontinued operations:
  Income from discontinued operations, net of
    taxes of $527                                       -          -        955
  Gain on sale of discontinued operations, net
    of taxes of $4,931                                  -          -      9,825
                                                 --------   --------   --------
Income from discontinued operations                     -          -     10,780
Cumulative effect on prior years of change in
  accounting for income taxes                       1,106          -          -
                                                 --------   --------   --------
Net income                                        $37,141    $27,093    $19,233
                                                 ========   ========   ========
Earnings per share:
  Continuing operations before cumulative
    effect on prior years of change in
    accounting for income taxes                     $1.29       $.98       $.32
  Discontinued operations                               -          -        .41
  Cumulative effect on prior years of change in
    accounting for income taxes                       .04          -          -
                                                 --------   --------   --------
                                                    $1.33       $.98       $.73
                                                 ========   ========   ========

See accompanying notes.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

In Thousands of Dollars, Except Share Data, for                          Capital
Years Ending on December 31, 1993, 1992, and 1991                       in excess                      ESOP loan
                                                   Preferred   Common     of par   Retained  Treasury   guaran-
                                                     stock     stock      value    earnings   stock       tee
                                                   --------- ---------  ---------  --------  --------  ---------
Balance January 1, 1991                              $   -     $23,225    $12,359   $82,528   $(6,227)   $ (750)
                                                     -----     -------    -------   -------   -------    ------
Purchase of 5,068 shares of stock for treasury           -           -          -         -       (72)        -
Issuance of 43,815 shares of stock from treasury
  upon exercise of stock options                         -           -         50         -       403         -
Repayment of ESOP debt                                   -           -          -         -         -       250
Net income                                               -           -          -    19,233         -         -
Cash dividends declared -- $.135 per share               -           -          -    (3,450)        -         -
                                                     -----     -------    -------   -------   -------    ------
Balance December 31, 1991                                -      23,225     12,409    98,311    (5,896)     (500)
                                                     -----     -------    -------   -------   -------    ------

Issuance of 4,644,789 shares in connection
  with a 3-for-2 stock split effected in the form
  of a 50% stock dividend                                -      11,612          -   (11,612)        -         -
Purchase of 161,336 shares of stock for treasury         -           -          -         -    (5,276)        -
Issuance of 691,714 shares of stock from treasury
  upon exercise of stock options                         -           -      4,101         -     5,273         -
Repayment of ESOP debt                                   -           -          -         -         -       250
Net income                                               -           -          -    27,093         -         -
Cash dividends declared -- $.14 per share                -           -          -    (3,720)        -         -
                                                     -----     -------    -------   -------   -------    ------
Balance December 31, 1992                                -      34,837     16,510   110,072    (5,899)     (250)
                                                     -----     -------    -------   -------   -------    ------

Issuance of 13,934,944 shares in connection with
  a 2-for-1 stock split effected in the form of
  a 100% stock dividend                                  -      34,837          -   (34,837)        -         -
Purchase of 92,355 shares of stock for treasury          -           -          -         -    (1,886)        -
Issuance of 250,023 shares of stock from treasury
  upon exercise of stock options                         -           -        537         -     1,829         -
Repayment of ESOP debt                                   -           -          -         -         -       250
Net income                                               -           -          -    37,141         -         -
Cash dividends declared -- $.16 per share                -           -          -    (4,338)        -         -
                                                     -----     -------    -------   -------   -------    ------
Balance December 31, 1993                            $   -     $69,674    $17,047   $108,038  $(5,956)   $    -
                                                     =====     =======    =======   ========  =======    ======

See accompanying notes.

================================================================================

                                    (PAGE 20)

CONSOLIDATED STATEMENT OF CASH FLOWS

In Thousands of Dollars
for Years Ending on December 31,                  1993        1992       1991
                                                 -------     -------    -------
Cash Flows from Operating Activities:
 Net income                                      $37,141     $27,093    $19,233
 Adjustments to reconcile net income to cash
  provided by operating activities:
  Cumulative effect of change in accounting
   method for income taxes                        (1,106)          -          -
  Depreciation                                    13,473      13,837     12,818
  Provision for losses on accounts receivable      1,004       1,613      1,564
  Gain on sale of property, plant, and
   equipment                                        (589)       (327)      (201)
  Deferred income taxes                           (2,566)     (3,188)      (901)
  Gain on sale of discontinued operations,
   net of taxes                                        -           -     (9,825)
  Changes in current assets and liabilities:
   (Increase) decrease in accounts receivable      4,494     (14,254)    (1,758)
   Increase in inventories                       (17,077)     (7,850)    (7,307)
   (Increase) decrease in other current assets     3,042      (1,263)     1,392
   Increase (decrease) in accounts payable
    and accrued expenses                           4,839       3,057     (7,723)
   Effect of adoption of SFAS No. 109                107           -          -
                                                 -------     -------    -------
    Net cash provided by operating activities     42,762      18,718      7,292

Cash Flows from Investing Activities:
 Proceeds from the sale of property, plant,
  and equipment                                    1,080         664        484
 Purchase of property, plant, and equipment      (17,278)    (12,006)   (11,017)
 (Increase) decrease in investments and other
  assets (including reclassifications)             1,151        (178)       195
 Payment for purchase of business, net of
  cash acquired                                        -           -     (1,500)
 Proceeds from sale of discontinued operations         -           -     20,000
                                                 -------     -------    -------
    Net cash provided by (used in) investing
     activities                                  (15,047)    (11,520)     8,162

Cash Flows from Financing Activities:
 Borrowings                                       41,058      30,000     55,500
 Repayment of borrowings                         (56,862)    (39,389)   (65,261)
 Dividends paid                                   (4,197)     (3,639)    (3,447)
 Purchase of treasury stock                       (1,886)     (5,276)       (72)
 Proceeds from exercise of stock options           2,366       9,374        453
                                                 -------     -------    -------
    Net cash used in financing activities        (19,521)     (8,930)   (12,827)
                                                 -------     -------    -------
Net increase (decrease) in cash                    8,194      (1,732)     2,627
Cash at beginning of year                          2,393       4,125      1,498
                                                 -------     -------    -------
Cash at end of year                              $10,587     $ 2,393    $ 4,125
                                                 =======     =======    =======

Supplemental Disclosures of Cash Information:
 Cash paid during the year for:
  Interest                                       $ 4,335     $ 4,995    $ 8,813
  Income taxes, net of refunds                   $17,801     $17,899    $ 1,269
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
 Purchase of business (See Note 3):
  Fair value of assets acquired                  $     -     $     -    $ 4,527
  Cash paid for assets and related costs               -           -     (1,500)
  Subordinated debt issued                             -           -     (2,927)
                                                 -------     -------    -------
  Liabilities assumed                            $     -     $     -    $   100
 Decrease in ESOP Loan Guarantee                 $  (250)    $  (250)   $  (250)
                                                 =======     =======    =======

See accompanying notes.

================================================================================

                                    (PAGE 21)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ending on December 31

1. Summary of Significant Accounting Policies

A summary of the company's significant accounting policies is presented to assist the reader in evaluating the financial statements and other information contained in this report. Certain reclassifications have been made in December 31, 1992 and 1991 amounts to conform with the 1993 presentation.

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the company and its subsidiaries. All material intercompany accounts and transactions are eliminated upon consolidation.

     INVENTORIES. Inventories are valued at the lower of cost or market. Finished products and work-in-process are costed using an average cost method, while raw materials and manufacturing supplies are costed on the first-in, first-out method.

     PROPERTY, PLANT, AND EQUIPMENT. Depreciation is computed principally by the straight-line method for financial reporting purposes. The annual depreciation provision has been based upon the following estimated lives:

          Buildings      10 to 33 years
          Equipment       3 to 20 years

     REVENUE RECOGNITION. Revenue from sale of manufactured products is recognized primarily upon passage of title to the customer, which generally coincides with physical delivery and acceptance. Revenue from large, long-term contracts, included in discontinued operations, was recognized by the percentage-of-completion method.

     EARNINGS PER SHARE. Earnings per share is determined by dividing net income by the average number of common shares outstanding, plus common stock equivalents. Common stock equivalents include shares issuable under outstanding stock options reduced by shares assumed to be purchased from the proceeds of such options upon exercise and the effect of the possible conversion of the voting preferred stock. Earnings per share, as presented, is both primary and fully diluted.

     PENSION AND EMPLOYEE BENEFIT PLANS. The company and its subsidiaries have pension plans for the benefit of substantially all employees. Benefits are primarily based on years of service and the employees' average compensation during the last five years of employment. The company's policy is to fund pension cost accrued, but not in excess of the maximum allowable deduction for federal income tax purposes.

     Proceeds from common stock issued pursuant to the company's employee stock option plans are credited to common stock or treasury stock and capital in excess of par value at the time an option is exercised. No charges are made against income in accounting for stock options.

     The company has no postretirement health benefits and, therefore, realizes no effect from recent accounting requirements under Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

================================================================================

                                    (PAGE 22)

     STATEMENT OF CASH FLOWS. For purposes of reporting cash flows, cash includes cash on hand and unrestricted time deposits that have an original maturity of three months or less.

2. Discontinued Operations

On November 27, 1991, the company entered into an agreement to sell substantially all of the net assets of its subsidiary, Ceramic Cooling Tower Company, for $20,000,000. The sale was completed on December 31, 1991. The company will continue to be liable for certain warranty and other claims. Management believes adequate provision has been made to cover such future obligations. In December 1987, the company adopted a plan to discontinue operations of its precast/prestressed concrete business (Featherlite Precast Corporation) and its earthmoving and roadbuilding equipment business (MEGA Equipment Company).

     Phase-out costs incurred in 1993 and 1992 related to discontinued operations and charged to reserves amounted to approximately $272,000 and $337,000, respectively, net of taxes. At December 31, 1993, management estimates that no additional reserves are necessary since the estimated gain on disposal of remaining assets is sufficient to absorb costs incurred in excess of previous estimates and future phase-out costs associated with the remaining assets.

     At December 31, 1993 and 1992, identifiable assets of all discontinued operations amounted to $4,992,000 and $5,455,000, respectively. Such assets remaining at December 31, 1993, relate primarily to the net realizable value of idled facilities and long-term notes receivable. It is the company's intent to sell the idled facilities to third parties. Revenues from discontinued operations in 1993, 1992, and 1991 amounted to $0, $0, and $14,563,000, respectively.

     Assets held for sale represents certain properties from discontinued operations and facilities no longer used in other businesses.

3. Acquisition

On October 7, 1991, the company purchased the brick manufacturing operations of Elgin-Butler Brick Company. The total purchase price of the acquisition was approximately $4,527,000. Operations of the business, which are immaterial to consolidated operations, are included in the Consolidated Statement of Income from date of acquisition.

4. Inventories

Inventories include the following:
(in thousands of dollars)


                                   1993             1992
                                 --------         --------
Finished products                $103,261         $ 94,485
Work-in-process                     9,971            9,847
Raw materials and supplies         32,042           23,865
                                 --------         --------
                                 $145,274         $128,197
                                 ========         ========


5. Borrowings

Long-term debt consists of the following:
(in thousands of dollars)


                                   1993             1992
                                 --------         --------
Revolving credit loans           $ 40,000         $ 46,000
Term loans                         30,000           33,000
Industrial Revenue Bonds           18,745           19,555
Notes payable to banks              4,500            5,500
Other, unsecured                      164              408
                                 --------         --------
                                   93,409          104,463
Less current portion                4,905            4,101
                                 --------         --------
                                 $ 88,504         $100,362
                                 ========         ========

     The company may borrow up to a total of $72,000,000 in revolving credit loans pursuant to an agreement among five commercial banks originally entered into in May 1989. The revolving credit loans are repayable beginning in April 1996 when outstanding amounts are converted to term loans payable over four years. The conversion date may be extended annually for an additional twelve months by consent of all participating banks.

     The $30,000,000 term loan is an agreement among four commercial banks providing for annual principal reductions that began in November 1992 of $2,000,000, increasing $1,000,000 each year thereafter until 1998 when the final payment is due.

     Borrowings under the revolving credit and term loan agreements bear interest at rates determined on certain margins based on prime, certificates of

================================================================================

                                    (PAGE 23)

deposit, and Eurodollar auction rates. Interest on all of these borrowings at December 31, 1993 was based on Eurodollar auction rates in effect at the time of origination plus 62.5 basis points and averaged 4%. Interest rate margins may fluctuate in increments of 12.5 basis points based on attaining certain quarterly funded debt-to-equity ratios stipulated in the loan agreements. The loans are unsecured; however, the loan agreements contain certain minimum requirements for working capital, cash flow from operations, and tangible net worth, redemption of outstanding stock, and change in control of the company. As of December 31, 1993, the company was in compliance with all such requirements and restrictions.

     The Industrial Revenue Bonds are payable in varying amounts through 2014, plus interest at fixed rates of 6.5% to 7.1% and varying rates based on certain indices (approximately 3.3% at December 31, 1993), secured by property, plant, and equipment with a net book value of approximately $13,466,000. In certain circumstances, the company may be required to purchase up to $16,250,000 of its Industrial Revenue Bonds prior to their maturity. In such circumstances, the company may borrow the purchase price under long-term standby letter of credit agreements and also has the right to resell the bonds.

     Notes payable to banks are unsecured borrowings due in varying amounts through 1995. Interest is based on fixed and floating rates ranging from 4.0% to 4.9% at December 31, 1993.

     Notes payable to banks included in current liabilities in 1992 were unsecured borrowings due in 1993 pursuant to a $10,000,000 one-year credit facility from a commercial bank. Interest was based on the Eurodollar auction rate plus 62.5 basis points and was 4.125% at December 31, 1992.

     At December 31, 1992, the Justin Industries, Inc. Employee Stock Ownership Plan (ESOP) had a loan of $250,000 outstanding to a commercial bank. The loan was for the purchase of shares of common stock of the company in the open market. The company guaranteed repayment of the loan through contributions to the ESOP. As a result of this guarantee, the indebtedness was considered a liability of the company at December 31, 1992, and therefore was included in other long-term debt with a corresponding amount, classified as ESOP loan guarantee, reflected as a separate reduction of shareholders' equity. The loan was paid in 1993.

     The aggregate maturities of long-term debt through 1998 are as follows:
1994, $4,905,000; 1995, $9,928,000; 1996, $13,103,000; 1997, $20,741,000; and
1998, $21,493,000.

     At December 31, 1993, unused lines of credit for short-term, revolving, and term credit agreements were approximately $42,000,000. Outstanding standby letters of credit at December 31, 1993, amounted to approximately $22,932,000.

     Since interest rates on the majority of the company's borrowings float with prevailing market rates, the fair value of such debt approximates carrying value at December 31, 1993 and 1992. Based on fixed interest rates currently available to the company for bank loans and industrial revenue bonds with similar terms and maturities, the fair value of fixed rate borrowings approximates carrying value at December 31, 1993 and 1992.

6. Shareholders' Equity

On April 27, 1993 the shareholders approved an increase in the number of authorized shares of common stock from 20 million to 100 million. The average number of shares outstanding used to calculate earnings per share was 27,953,000 in 1993, 27,772,000 in 1992, and 26,382,000 in 1991. All per share data and applicable share data have been restated to reflect a 2-for-1 stock split on May 18, 1993.

     The company has options to purchase its common stock under qualified incentive stock option plans and non-qualified stock option agreements (the Plans) with certain of its employees. The Plans, as amended, provide for the granting of either incentive stock options or stock options that are not qualified under the Internal Revenue Code, at the discretion of the Compensation Committee of the Board of Directors. The Plans, as amended, provide for exercise of stock options without regard to the sequence of dates of original grants. All outstanding stock

================================================================================

                                    (PAGE 24)

options are non-qualified and expire over a period of ten years. Options are granted at the fair market value at the date of grant and vest over a five-year period. Stock option activity, as adjusted for the 2-for-1 stock split on May 18, 1993, is summarized as follows:

                              1993               1992              1991
                         -------------      -------------      -------------
Outstanding at
  January 1                 1,542,856          2,667,114          2,441,604
Granted                       152,250            272,600            364,050
Canceled                      (38,206)           (13,408)            (7,095)
Exercised                    (250,023)        (1,383,450)          (131,445)
                         ------------       ------------       ------------
Outstanding at
  December 31               1,406,877          1,542,856          2,667,114
                         ============       ============       ============
Exercise price per
  share                  $2.42-$18.00       $2.42-$18.00        $2.22-$5.42
                         ============       ============       ============
Aggregate purchase
  price
  (in thousands)             $ 11,201           $ 10,637           $ 10,630
                         ============       ============       ============
Exercisable options
  outstanding                 641,787            568,160          1,633,780
                         ============       ============       ============

     At December 31, 1993, 1,003,750 additional shares were reserved for future grants.

     The preferred stock is convertible into 2,826 shares of common stock at December 31, 1993. The Board of Directors is empowered to set the dividend, redemption, and liquidation rights pertaining to the preferred stock and to establish the voting rights and any special rights or restrictions.

     One Common Stock Purchase Right is outstanding for each share of common stock. Following Board of Directors approval, the rights will be exercisable at an exercise price of $13.33 if a person or group acquires 20% or more of the company's common stock or announces a tender offer that would result in ownership of 30% or more of the common stock. The rights may be redeemed at five cents per right at any time before a 20% position has been acquired. The rights expire on October 6, 1999.

7. Retirement Plans

The following table sets forth the funded status and amounts recognized in the company's balance sheet at December 31, 1993 and 1992 related to the company's pension plans: (in thousands of dollars)

                                                1993             1992
                                             ----------       ----------
Actuarial present value of benefit
  obligations:
    Vested                                    $  39,009        $  31,515
    Non-vested                                    1,786            1,358
                                              ---------        ---------
                                              $  40,795        $  32,873
                                              =========        =========
Projected benefit obligations for
  service rendered to date                    $ (48,917)       $ (38,401)
Plan assets at fair value                        72,732           73,352
                                              ---------        ---------
Plan assets in excess of projected
  benefit obligations                            23,815           34,951
Unrecognized net gain from past
  experience different from that
  assumed and effect of changes in
  assumptions                                   (14,040)         (24,873)
Prior service cost not yet recognized
  in net periodic pension cost                      547              668
Unrecognized net asset at January 1,
  1985 being recognized over 15 years            (4,745)          (5,536)
                                              ---------        ---------
Prepaid pension cost                          $   5,577        $   5,210
                                              =========        =========

     Plan assets at December 31, 1993, are invested primarily in listed stocks and bonds or cash equivalents. The company's own common stock accounts for approximately 20% of plan assets at December 31, 1993.

     Net pension credit includes the following components: (in thousands of dollars)

                                       1993           1992             1991
                                     --------       --------         --------
Service cost - benefits
  earned during the
  period                             $  1,731       $  1,400         $  1,322
Interest cost on projected
  benefit obligations                   3,439          2,960            2,724
Actual return on plan assets           (4,857)       (19,174)         (11,062)
Net amortization and
  deferral                               (671)        14,033            6,011
                                     --------       --------         --------
Net pension credit                    $  (358)      $   (781)        $ (1,005)
                                     ========       ========         ========

     The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligations were 7.5% in 1993 and 8.5% in 1992. The rate of increase in future compensation was 4.5% in 1993 and 5.5% in 1992. The expected long-term rate of return on assets was 9% for all years.

     Contributions to the plans, limited by federal income tax regulations, for 1993, 1992, and 1991, were $9,400, $9,500, and $10,000, respectively.

================================================================================

                                    (PAGE 25)

     The company also has an Employee Stock Ownership Plan (ESOP) for the benefit of substantially all employees. Eligible employees may contribute up to the lesser of 15% of their compensation or the maximum amount authorized by the company ($8,994 in 1993, $5,000 in 1992 and 1991). During 1993, contributions by "highly compensated" and "non-highly compensated" employees, as defined by the Internal Revenue Code, were matched 25% and 50%, respectively, up to 5% of total compensation. In 1992 and 1991, 50% of the amount contributed by all employees was matched by the company, up to 5% of total compensation. Pursuant to Internal Revenue Service Regulation 401(k), the employees' contributions are on a pre-tax basis. For 1994, employees may contribute up to the lesser of 15% of their compensation or the maximum allowable amount under IRS regulations ($9,240).

     The amount of company contributions made to the ESOP and charged to expense was $896,000, $830,000, and $667,000 in 1993, 1992, and 1991, respectively.

8. Income Taxes

During the first quarter of 1993, the company adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of January 1, 1993, the company recognized a one-time benefit to consolidated income of $1,106,000 for the change in accounting for income taxes from the deferred method to the liability method, as required by SFAS No. 109. As permitted under the new rules, the financial statements for 1992, 1991, and prior years have not been restated.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities as of December 31, 1993 are as follows: (in thousands of dollars)

Deferred tax assets:
  Insurance and claims accruals                   $  5,255
  Asset valuation allowances                         3,198
  Other                                                471
  Discontinued operations                              303
                                                  --------
                                                  $  9,227
                                                  ========
Deferred tax liabilities:
  Intangible assets                               $  4,567
  Depreciation                                       8,556
  Employee benefit plans                             1,349
                                                  --------
  Total continuing operations                       14,472
  Discontinued operations                              431
                                                  --------
                                                  $ 14,903
                                                  ========

     Significant components of the provision for income taxes from continuing operations are as follows:

                                  Liability               Deferred
                                   Method                  Method
                                  ---------      -------------------------
                                    1993            1992            1991
                                  --------        --------        --------
Current                           $ 22,735        $ 18,603        $  5,497
Deferred                            (2,740)         (3,299)           (217)
                                  --------        --------        --------
Total income tax expense          $ 19,995        $ 15,304        $  5,280
                                  ========        ========        ========

     In addition, the company recognized income tax benefits of $1,420,000, $4,535,000, and $107,000 in 1993, 1992, and 1991, respectively, upon the exercise by employees of non-qualified stock options. Such benefits were recognized as an increase in shareholders' equity when realized.

     The components of the provision for deferred income taxes for the years ended December 31, 1992 and 1991 (prior to adoption of SFAS No. 109) are as follows: (in thousands of dollars)

                                          1992            1991
                                        --------        --------
Depreciation methods                    $   (871)       $   (878)
Employee benefit plans                       438             323
Asset valuation allowances                  (512)            640
Installment sales                              -            (474)
Insurance and claims accruals             (2,426)              -
Other items                                   72             172
                                        --------        --------
Total continuing operations               (3,299)           (217)
Discontinued operations                      111            (684)
                                        --------        --------
Total deferred taxes                    $ (3,188)       $   (901)
                                        ========        ========

     In August 1993, the U. S. Congress enacted an increase in the statutory federal income tax rate from 34% to 35% retroactive to January 1, 1993. Therefore,

================================================================================

                                    (PAGE 26)

in the third quarter of 1993, the company recognized a charge of approximately $220,000 to account for the impact of such increased rate on deferred income taxes. A reconciliation of the statutory federal income tax rate and the effective tax rate related to continuing operations follows:

                                 Liability              Deferred
                                  Method                 Method
                                 ---------      ------------------------
                                   1993            1992           1991
                                  -----           -----          -----
Statutory tax rate                 35.0            34.0           34.0
State taxes                          .3             1.9            4.5
Federal income tax
  rate increase                      .4               -              -
Other                                 -              .2            (.1)
                                  -----           -----          -----
Effective tax rate                 35.7            36.1           38.4
                                  =====           =====          =====

     In October 1990, the company acquired all of the outstanding shares of common stock of Tony Lama Company, Inc. (Tony Lama). The adoption of SFAS No. 109 in the first quarter of 1993, as noted above, resulted in a restatement of certain assets and liabilities of Tony Lama, as this rule requires the recognition of deferred taxes previously netted against these assets and liabilities. As a result, other assets and deferred taxes increased by approximately $6.3 million upon adoption of the new standard.

     In connection with the acquisition of Tony Lama, the company acquired a tax net operating loss carryforward. During 1992, the company utilized approximately $2,945,000 of this carryforward. As a result, Tony Lama's net assets' values at date of acquisition were adjusted by $1,001,000 in 1992. None was utilized in 1993. Approximately $802,000 of the acquired carryforward is available to offset future taxable income. The carryforward will expire in 2004. Future utilization of such carryforward will also be recognized through adjustment of the value of acquired net assets.

9. Financial Information by Product Lines

The five-year analysis of sales and operating profit from continuing operations by product lines on page 17, as it pertains to the last three years, is an integral part of the company's consolidated financial statements. A discussion of the company's products and business is located on pages 5 to 11. The following additional information is presented by industry segments: (in thousands of dollars)

                            Identifiable      Depreciation        Capital
                               Assets           Expense        Expenditures
                            ------------      ------------     ------------
          1993
Building Materials            $ 110,310        $   8,175         $  11,232
Footwear                        210,839            5,035             5,931
Corporate assets                 20,539              263               115
Discontinued operations           4,992                -                 -
                              ---------        ---------         ---------
    Total                     $ 346,680        $  13,473         $  17,278
                              =========        =========         =========

          1992
Building Materials            $ 104,300        $   9,005         $   6,892
Footwear                        193,319            4,595             4,969
Corporate assets                 13,294              237               145
Discontinued operations           5,455                -                 -
                              ---------        ---------         ---------
    Total                     $ 316,368        $  13,837         $  12,006
                              =========        =========         =========

          1993
Building Materials            $ 103,147        $   7,932         $   7,268
Footwear                        173,609            4,043             3,377
Corporate assets                 13,499              363                21
Discontinued operations           5,692              480               351
                              ---------        ---------         ---------
    Total                     $ 295,947        $  12,818         $  11,017
                              =========        =========         =========

10. Lease Commitments

     At December 31, 1993, approximate future minimum rental commitments for all noncancelable operating leases are as follows: (in thousands of dollars)

               1994                $  3,242
               1995                   2,794
               1996                   2,092
               1997                   1,553
               1998                     644
               Thereafter               603
                                   --------
                                   $ 10,928
                                   ========

     Total rent expense for all operating leases amounted to approximately $3,359,000, $3,350,000, and $3,748,000, in 1993, 1992, and 1991, respectively.

     Commitments under capital leases are not significant.

================================================================================

                                    (PAGE 27)

REPORT OF ERNST & YOUNG
Independent Auditors

Board of Directors
Justin Industries, Inc.

We have audited the accompanying consolidated balance sheets of Justin Industries, Inc. as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Justin Industries, Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 8 to the financial statements, in 1993 the company changed its method of accounting for income taxes.


                                             /S/ ERNST & YOUNG


Fort Worth, Texas
January 27, 1994

================================================================================

                                  (PAGE 28-29)

ELEVEN YEAR FINANCIAL SUMMARY
Years ending on December 31,                           1993     1992     1991     1990     1989     1988
                                                     -------- -------- -------- -------- -------- --------
Summary of operations: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials                                179,740  158,808  123,004  118,943  113,662  108,864
    Footwear                                          295,191  294,459  245,346  181,370  142,707  123,455
                                                     -------- -------- -------- -------- -------- --------
                                                      474,931  453,267  368,350  300,313  256,369  232,319
                                                     -------- -------- -------- -------- -------- --------
  Operating profit (loss):
    Building Materials                                 31,445   16,423    4,979    3,698      604    4,369
    Footwear                                           34,168   36,054   22,934   17,748   15,650   12,223
                                                     -------- -------- -------- -------- -------- --------
                                                       65,613   52,477   27,913   21,446   16,254   16,592
                                                     -------- -------- -------- -------- -------- --------
  Selected costs and expenses:
    Cost of goods sold                                314,431  313,961  260,968  211,559  182,365  164,596
    Selling, general, and administrative              100,465   91,695   84,167   70,666   60,251   54,590
    Interest                                            4,005    5,214    9,482    6,815    6,402    4,574
    Depreciation                                       13,473   13,837   12,338   10,164   10,003   10,263
    Income taxes                                       19,995   15,304    5,280    3,697    2,432    2,696
                                                     -------- -------- -------- -------- -------- --------
  Income:
    From continuing operations (before accounting
      change in 1993)                                  36,035   27,093    8,453    7,576    5,281    5,954
    Net income                                         37,141   27,093   19,233    7,293    7,198    7,469
                                                     -------- -------- -------- -------- -------- --------
  Income per share:
    From continuing operations (before accounting
      change in 1993)                                    1.29      .98      .32      .29      .21      .24
    Net income                                           1.33      .98      .73      .28      .28      .30
                                                     -------- -------- -------- -------- -------- --------
  Dividends declared per share                            .16      .14     .135     .135      .10      .09
  Capital expenditures*                                17,278   12,006   10,666   12,646    7,405    8,681
                                                     -------- -------- -------- -------- -------- --------
Year-end statistics:  (in thousands of dollars)
  Working capital                                     185,193  164,822  151,588  147,307   97,983  105,114
  Net property, plant, and equipment                   80,270   76,544   78,750   84,653   64,261   67,682
  Total assets                                        346,680  316,368  295,947  292,923  211,308  214,403
  Long-term debt                                       88,504  100,362  116,040  124,724   56,238   69,590
  Shareholders' equity                                188,803  155,270  127,549  111,135  106,431   98,687
Key financial ratios:
  Pre-tax profit margin (%)*                            11.80     9.35     3.73     3.75     3.01     3.72
  Income-return on sales (%)*                            7.59     5.98     2.29     2.52     2.06     2.56
  Return on shareholders' equity (%)*                   23.21    21.24     7.61     7.12     5.35     6.41
  Return on assets (%)*                                 10.87     8.85     2.87     3.00     2.48     2.75
  Effective income tax rate (%)*                         35.7     36.1     38.4     32.8     31.5     31.2
  Ratio of long-term debt to shareholders' equity       .47:1    .65:1    .91:1   1.12:1    .53:1    .71:1
  Ratio of total interest-bearing debt to
    shareholders' equity                                .49:1    .70:1    .93:1   1.14:1    .56:1    .73:1
  Ratio of current assets to current liabilities        4.4:1    4.0:1    4.4:1    4.1:1    3.5:1    3.9:1
Shareholders' statistics:
  Number of shareholders                                9,484    5,301    4,965    4,886    5,091    4,309
  Average number of shares outstanding (in
    thousands)                                         27,953   27,772   26,382   26,412   25,668   25,134
  Book value per share                                   6.95     5.75     4.92     4.31     4.15     3.98
  Dividends as a percent of net income                   11.7     13.7     17.9     47.1     35.1     29.5
  Market price of common stock:
    High                                              25 3/8        19         6     5 7/8    5 5/8    3 5/8
    Low                                               11 3/4     5 5/8     3 5/8     3 5/8    3 3/8    2 5/8

 *Continuing Operations (before accounting change in 1993)

Note:  Per share income amounts have been computed on the average number of common and common equivalent shares outstanding during each year and include preferred stock as common share equivalents.  Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31.  All per share information has been adjusted for the
3-for-2 stock splits in 1984, 1989, and 1992, and a 2-for-1 stock split in 1993.  Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.


ELEVEN YEAR FINANCIAL SUMMARY (Continued)

Years ending on December 31,                            1987     1986     1985     1984     1983
                                                      -------- -------- -------- -------- --------
Summary of operations: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials                                113,204  119,104  134,454  139,750  133,561
    Footwear                                          109,662  101,195  103,892   91,525   82,914
                                                     -------- -------- -------- -------- --------
                                                      222,866  220,299  238,346  231,275  216,475
                                                     -------- -------- -------- -------- --------
  Operating profit (loss):
    Building Materials                                  6,685    7,437   17,861   22,969   17,199
    Footwear                                           10,184    9,946    9,997    8,204    6,820
                                                     -------- -------- -------- -------- --------
                                                       16,869   17,383   27,858   31,173   24,019
                                                     -------- -------- -------- -------- --------
  Selected costs and expenses:
    Cost of goods sold                                154,600  148,503  158,231  153,172  152,893
    Selling, general, and administrative               53,590   57,682   53,565   48,751   41,613
    Interest                                            4,369    4,140    4,975    4,347    6,111
    Depreciation                                       10,152   10,218    8,839    8,236    8,505
    Income taxes                                        3,121    4,131    8,980   10,200    6,317
                                                     -------- -------- -------- -------- --------
  Income:
    From continuing operations (before accounting
      change in 1993)                                   7,382    5,843   16,131   13,861   10,739
    Net income                                            752    5,033   15,050   13,720    7,685
                                                     -------- -------- -------- -------- --------
  Income per share:
    From continuing operations (before accounting
      change in 1993)                                     .29      .22      .61      .52      .39
    Net income                                            .03      .19      .57      .52      .28
                                                     -------- -------- -------- -------- --------
  Dividends declared per share                            .09      .09      .09     .065      ---
  Capital expenditures*                                 4,540    5,922   30,047   11,987    5,076
                                                     -------- -------- -------- -------- --------
Year-end statistics:  (in thousands of dollars)
  Working capital                                      90,206   87,407   78,873   67,421   70,841
  Net property, plant, and equipment                   75,205   80,362   84,743   62,357   64,591
  Total assets                                        219,013  224,608  231,119  199,863  173,105
  Long-term debt                                       70,509   69,489   68,089   64,154   57,054
  Shareholders' equity                                 92,938   96,321   95,382   84,053   75,563
Key financial ratios:
  Pre-tax profit margin (%)*                             4.71     3.47    10.54    10.40     7.88
  Income-return on sales (%)*                            3.31     2.08     6.77     5.99     4.96
  Return on shareholders' equity (%)*                    7.66     4.81    19.19    18.34    15.83
  Return on assets (%)*                                  3.33     2.01     7.49     7.43     5.79
  Effective income tax rate (%)*                         29.7     40.0     35.8     42.4     37.0
  Ratio of long-term debt to shareholders' equity       .76:1    .72:1    .71:1    .76:1    .76:1
  Ratio of total interest-bearing debt to
    shareholders' equity                                .79:1    .75:1    .77:1    .82:1    .83:1
  Ratio of current assets to current liabilities        2.9:1    2.8:1    2.4:1    2.6:1    3.2:1
Shareholders' statistics:
  Number of shareholders                                4,063    4,018    4,150    4,064    3,983
  Average number of shares outstanding (in
    thousands)                                         25,408   26,218   26,358   26,640   27,502
  Book value per share                                   3.76     3.78     3.71     3.25     2.80
  Dividends as a percent of net income                  296.7     45.5     15.3     12.7      ---
  Market price of common stock:
    High                                               3 7/8     4 5/8    4 5/8    3 1/2    3 3/8
    Low                                                2 1/4     2 7/8    3 1/8    2 1/2    2 1/2

 *Continuing Operations (before accounting change in 1993)

Note:  Per share income amounts have been computed on the average number of common and common equivalent shares outstanding during each year and include preferred stock as common share equivalents.  Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31.  All per share information has been adjusted for the
3-for-2 stock splits in 1984, 1989, and 1992, and a 2-for-1 stock split in 1993.  Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.

================================================================================

                                    (PAGE 30)

                             SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of shareholders will be held on Friday, March 18, 1994, at the Fort Worth Club Building, twelfth floor, 306 West Seventh Street, Fort Worth, Texas, at 10:30 A.M. All shareholders are cordially invited to attend and are urged to be represented by proxy if unable to attend.


Dividend Reinvestment and Shareholder Savings Program

Any shareholder of record may have dividends automatically reinvested, or make voluntary investments in the company's common stock through a service offered by Society National Bank. For additional information, contact Vice President Finance, Justin Industries, Inc., P. O. Box 425, Fort Worth, Texas 76101 (817) 336-5125; or Society National Bank, c/o Society Shareholder Services, 1201 Elm Street, 32nd Floor, Dallas, Texas 75270 (800) 527-7844 or (214) 871-8844.


Form 10-K/10-Q

Investors who wish to receive a copy of the company's annual report on Form 10-K or quarterly 10-Q reports filed with the Securities and Exchange Commission, or other shareholder mailings, may obtain them upon request to Investor Relations, Justin Industries, Inc., P. O. Box 425, Fort Worth, Texas 76101 (817) 336-5125.


Stock Listing

Justin Industries, Inc., common stock is traded over the counter using the symbol "JSTN." Justin Industries common stock is included in the Nasdaq National Market System.


Stock Transfer and Dividend Disbursing Agent

Society National Bank, c/o Society Shareholder Services, 1201 Elm Street, 32nd Floor, Dallas, Texas 75270 (800) 527-7844 or (214) 871-8844.


Independent Auditors

Ernst & Young, 500 Throckmorton Street, Suite 2200, Fort Worth, Texas 76102.


Executive Offices

Justin Industries, Inc., 2821 West Seventh Street, Fort Worth, Texas 76107
(817) 336-5125.


Quarterly Financial Data

The following table presents summarized quarterly operating results for the two-year period ending December 31, 1993.


Unaudited--In thousands, except per share data

                                            Quarter Ended
                                                 1993
                             ----------------------------------------------
                                3/31        6/30         9/30       12/31
                             ---------   ---------    ---------   ---------
Net sales                    $ 110,105   $ 116,068    $ 118,328   $ 130,430
Gross profit                    34,176      38,868       41,740      45,716
Income before cumulative
  effect on prior years
  of change in accounting
  for income taxes               5,626       7,864        9,806      12,739
Net income                       6,732       7,864        9,806      12,739
Per share*:
  Before cumulative effect
    on prior years of
    change in accounting
    for income taxes               .20         .28          .35         .46
  Net income                       .24         .28          .35         .46
Dividends paid                    .035         .04          .04         .04

*All per share amounts have been adjusted to reflect a 2-for-1 stock split effective May 18, 1993.

                                            Quarter Ended
                                                 1992
                             ----------------------------------------------
                                3/31        6/30         9/30       12/31
                             ---------   ---------    ---------   ---------
Net sales                    $  97,296   $ 104,502    $ 112,895   $ 138,574
Gross profit                    28,806      32,166       36,222      42,112
Income before cumulative
  effect on prior years
  of change in accounting
  for income taxes               3,107       5,270        7,495      11,221
Net income                       3,107       5,270        7,495      11,221
Per share*:
  Before cumulative effect
    on prior years of
    change in accounting
    for income taxes               .12         .19          .27         .40
  Net income                       .12         .19          .27         .40
Dividends paid                    .033        .035         .035        .035

*All per share amounts have been adjusted to reflect a 2-for-1 stock split effective May 18, 1993.


Market Makers
as of January 27, 1994

Bear, Stearns & Co., Inc.
Dean Witter Reynolds, Inc.
First Southwest Company
Herzog, Heine, Geduld, Inc.
Jefferies & Company, Inc.
Lehman Brothers, Inc.
Mayer & Schweitzer, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Mitchum Jones & Templeton, Inc.
Nash Weiss/Div. of Shatkin Inv.
PaineWebber, Inc.
The Principal/Eppler, Guerin & Turner
Rauscher Pierce Refsnes, Inc.
Sherwood Securities Corp.
Smith Barney Shearson, Inc.
Southwest Securities, Inc.
Sutro & Company
Troster Singer Corp.

Market Price of Common Stock*

                         Price
 Year        ---------------------------------
Quarter       High          Low         Close
- - - -------      -------      -------      -------
 1991
  1           4 3/4        3 5/8        4 1/2
  2           4 1/2        3 3/4        3 3/4
  3           4 5/8        3 3/4        4 5/8
  4           6            4 1/2        6
 1992
  1          10 1/2        5 5/8        9 5/8
  2          14 1/4        9           12 3/8
  3          14 1/2       11 5/8       12 1/4
  4          19           11 7/8       18 1/2
 1993
  1          25 3/8       17 5/8       24 3/4
  2          24 7/8       16 1/2       17 1/2
  3          22 1/4       15           18
  4          19           11 3/4       14 3/4

*All prices have been adjusted to reflect a 2-for-1 stock split effective May 18, 1993.

================================================================================

                                    (PAGE 31)

                                    DIRECTORS

John Justin
Chairman and Chief Executive Officer of Justin Industries

J. T. Dickenson
President and Chief Operating Officer of Justin Industries

Ben J. Fortson
Oil and Gas Producer

Bayard H. Friedman
Investment Advisor

Marvin Gearhart
Chairman of the Board of Rock Bit International, Inc.

Robert E. Glaze
Personal Investments

Dee J. Kelly
Shareholder and Director of the law firm of Kelly, Hart & Hallman

Joseph R. Musolino
Vice Chairman of NationsBank of Texas

John V. Roach
Chairman, President, and Chief Executive Officer of Tandy Corporation

Dr. William E. Tucker
Chancellor of Texas Christian University

COMMITTEES

Audit Committee

Bayard H. Friedman
Robert E. Glaze
Dr. William E. Tucker

Compensation Committee

Bayard H. Friedman
Marvin Gearhart


                                    OFFICERS

John Justin
Chairman of the Board and Chief Executive Officer

J. T. Dickenson
President and Chief Operating Officer

Richard J. Savitz
Vice President Finance and Treasurer

Jon M. Bennett
Vice President Administration and Secretary

Edward L. Stout, Jr.
Vice President Brick Operations and President Acme Brick Company

Judy B. Hunter
Controller

W. O. Burrough
Assistant Treasurer

================================================================================

                                    (PAGE 32)

                                 PLANT LOCATIONS

(Illustrated map showing plant locations)

ACME BRICK COMPANY
     Bennett, Texas
     Bridgeport, Texas
     Denton, Texas
     Elgin, Texas
     Garrison, Texas
     McQueeney, Texas
     San Felipe (Houston), Texas
     Fort Smith, Arkansas
     Malvern, Arkansas
     Perla, Arkansas (2)
     Kanopolis, Kansas
     Weir, Kansas
     Jamestown, Louisiana
     Oklahoma City, Oklahoma
     Tulsa, Oklahoma
  Concrete Block
     Baton Rouge, Louisiana

TRADEWINDS TECHNOLOGIES, INC.
     Phoenix, Arizona

FEATHERLITE BUILDING PRODUCTS CORPORATION
  Concrete Block
     Abilene, Texas
     Amarillo, Texas
     Austin, Texas
     Beaumont/Port Arthur, Texas
     Dallas, Texas
     El Paso, Texas
     Lubbock, Texas
     San Antonio, Texas
  d/b/a VOLCANIC CINDER COMPANY
  Volcanic Cinders
     New Mexico
  d/b/a TEXAS QUARRIES
  Architectural Stone
     Cedar Park, Texas

JUSTIN BOOT COMPANY
     Fort Worth, Texas
     Cassville, Missouri (2)
     Sarcoxie, Missouri
     Carthage, Missouri

NOCONA BOOT COMPANY
     Nocona, Texas

TONY LAMA COMPANY
     El Paso, Texas

NORTHLAND PUBLISHING COMPANY, INC.
     Flagstaff, Arizona

================================================================================

                               (INSIDE BACK COVER)

This report was designed by Northland Publishing, a Justin Company. Primary photographer Britt Stokes, Acme Brick Co.
Illustrations Copyright 1994 by John MacDonald.

================================================================================

                                  (BACK COVER)
(Illustration of bull rider)

JUSTIN INDUSTRIES, INC.
2821 WEST SEVENTH STREET / BOX 425
FORT WORTH, TEXAS 76101 / (817) 336-5125