Form 10-K, Exhibit 13
JUSTIN INDUSTRIES INC
filed 1995-03-24
CIK 54182

(FRONT COVER - Picture of boots, brick and building block.)

                                JUSTIN INDUSTRIES

                               1994 ANNUAL REPORT

===============================================================================
                              (INSIDE FRONT COVER)

(Partial picture of USA flag)

FINANCIAL HIGHLIGHTS
                                                     1994       % Change     1993     % Change     1992     % Change
-------------------------------------------------  --------     --------   --------   --------   --------   --------
Net Sales                                          $483,009      +   1.7   $474,931   +   4.8    $453,267   +  23.1
Income (before change in accounting*)                36,905      +   2.4    36,035    +  33.0      27,093   + 220.5
Net Income                                           36,905      -    .6    37,141    +  37.1      27,093   +  40.9
Earnings Per Share (before change in accounting*)      1.33      +   3.1      1.29    +  31.6         .98   + 206.3
Earnings Per Share                                     1.33          ---      1.33    +  35.7         .98   +  34.2
Return on Shareholders' Equity*                       19.5%      -  15.9     23.2%    +   9.4       21.2%   + 178.9
Capital Expenditures                                 18,627      +   7.8    17,278    +  43.9      12,006   +  12.6
Working Capital                                     185,722      +    .3   185,193    +  12.4     164,822   +   8.7
Total Assets                                        374,921      +   8.1   346,680    +   9.6     316,368   +   6.9
Long-Term Debt                                       65,323      -  26.2    88,504    -  11.8     100,362   -  13.5
Shareholders' Equity                                221,900      +  17.5   188,803    +  21.6     155,270   +  21.7
Book Value Per Share                                   8.15      +  17.3      6.95    +  20.9        5.75   +  17.0
Cash Dividends Per Share                                .16          ---       .16    +  14.3         .14   +   3.7
Average Number of Shares Outstanding                 27,810      -    .5    27,953    +    .7      27,772   +   5.3
--------------------------------------------------------------------------------------------------------------------
* before cumulative effect on prior years of                                     in thousands, except per share data
  change in accounting for income taxes


CONTENTS
Letter to Shareholders, 2
Report on Operations, 5
Financial Discussion, 13
Consolidated Financial Statements, 18
Report of Independent Auditors, 27
Eleven-Year Financial Summary, 28
Shareholder Information, 30
Directors and Officers, 31
Manufacturing Locations - Map, 32

===============================================================================
                                    (PAGE 1)

(Picture of boot, brick, and building block.)

                                CORPORATE PROFILE

             JUSTIN INDUSTRIES, HEADQUARTERED IN FORT WORTH, TEXAS,
                IS A LEADER IN EACH OF ITS PRINCIPAL BUSINESSES:

BUILDING MATERIALS -- including Acme Brick Company, one of the nation's largest producers of face brick; Featherlite Building Products Corporation, the Southwest leader in manufactured concrete building products; American Tile Supply Company, a major Texas distributor of ceramic and marble floor and wall tile; and Tradewinds Technologies, Inc., producer of Tradewinds evaporative coolers for home and light commercial applications.

FOOTWEAR -- consisting of Justin Boot Company, Nocona Boot Company, and Tony Lama Company, whose products give Justin Industries a national identity as the preeminent producer of western boots, and quality work and sport footwear.

Northland Publishing, a distinguished publisher of western and southwestern Americana, art, and Native American culture, is also part of Justin Industries.

Justin Industries common stock is traded in the Nasdaq National Market System using the symbol "JSTN."

===============================================================================
                                 (PAGE 2 and 3)

                               TO OUR SHAREHOLDERS

                                JANUARY 26, 1995

THE BUILDING MATERIALS SEGMENT SURGED TO NEW PERFORMANCE RECORDS AND CONTRIBUTED HEAVILY TO OUR OVERALL RECORD-SETTING YEAR.

Justin Industries had a paradoxical year in 1994. While the Building Materials segment, led by Acme Brick Company, surged to new performance records and contributed heavily to our overall record-setting year, the Footwear group was negatively affected by the general malaise of the entire retail apparel industry. But the Footwear companies -- Justin, Nocona, and Tony Lama -- were each successful in operating profitably for the year, while making adjustments to streamline their operations and develop new markets.

  Sales of boots, especially ladies' styles, slowed in the fashion centers on both the East and West Coasts, while our core markets in Texas, its adjoining states, and the rest of the Great American West have continued to function well, with sales of traditional cowboy boots at a steady level. Chippewa, Justin's outdoor and rugged-use line of footwear, has shown strong growth, with sales up more than 30 percent in the past year. Justin's newly introduced Sport Lace-R combines some of the structural features of their famed Roper with the comfort of an athletic shoe. It has made an excellent entry into this highly competitive market, with good prospects for strong sales in 1995 as our customers become acquainted with the comfort, styling features, and economy of this new product.

  As we reported to you a year ago, we expected for 1994 "another strong year in the Building Materials area, with Acme Brick Company leading the way with its robust market share, and continued growth in its purchased products operations." This expectation was certainly borne out by an extremely successful year by Acme Brick. Demand for brick was strong, testing our ability to produce and deliver the record-setting quantities of brick ordered by our customers.

  Featherlite Building Products Corporation likewise continued its strong performance from 1993, with excellent growth in sales of its concrete and stone building products. With a loyal and growing customer base, Featherlite continues to profit from efficiencies gained during the commercial building down-cycle of the late '80s and early '90s.

  Our third Building Materials company, Tradewinds Technologies, located in Phoenix, Arizona, contributed to the segment's success in 1994, capitalizing on the efficiency, low operating costs, and environmentally desirable aspects of the use of evaporative coolers. In 1995, Tradewinds will introduce an improved new product that is expected to boost revenues and profitability.

  In August 1994, the Company acquired American Tile Supply Company (ATS), which now operates as a part of Acme Brick. All of the outstanding stock of ATS and its affiliated companies was acquired for cash and notes totaling approximately $16 million. From the date the acquisition was completed, ATS has been a solid contributor of both revenue and profits. ATS -- headquartered in Dallas, and with sales/warehouse facilities in Fort Worth, San Antonio, Austin, Longview, and a newly opened 41,000-square-foot site in Houston -- is one of the largest U.S. distributors of floor and wall tile and related products. Prospects for future growth of this business are excellent.

(Picture of Chairman and President)

  The past year also saw major changes set in motion in the Footwear segment, in the consolidation of the administrative functions of Justin, Nocona, and Tony Lama in one headquarters location in Fort Worth. Expected to be completed before the end of 1995, the consolidation will bring together accounting, credit, data processing, marketing, and sales administration for all three companies, with a smaller staff and improved coordination of efforts. We expect to see even further improvements in service to our customers, as well as meaningful cost savings.

  We also announced in late 1994 that Justin Boots' Fort Worth plant will be reconfigured, from two factory buildings to one, in February 1995, resulting in a downward adjustment of some 150 employees. Simultaneously, a transporter system will be introduced in the production line, enabling the plant to operate at a much higher level of efficiency.

  In December 1994, your Board of Directors approved a resumption of the company's program to repurchase its own stock, limited to one million shares. Management believes that the present market price of the stock represents a sound investment and is in the best interest of all of its shareholders.

  In other financial news, more fully covered later in this annual report, we had hoped to achieve half a billion dollars in sales this year. We reached 97 percent of that goal, at $483 million. We plan to try even harder in 1995. Shareholders' equity surpassed $200 million in 1994, ending the year at $221.9 million, and the book value per share of common stock rose from $6.95 to $8.15, an increase of over 17 percent.

  While we are extremely pleased with the fine job done by the Building Materials companies, the Footwear results were disappointing to us, and were perhaps more disappointing to the Footwear employees and management group, who worked extremely hard. For 1995, we plan to build on the foundation that has been laid for further expansion of Footwear marketing in Europe and Asia, as well as in Canada.

  The coming year is also tinged with uncertainty surrounding interest rates and federal monetary policy, which translates to guarded prospects for housing starts. Acme Brick Company will follow through on its planning for further growth by construction of its new plant at the Bennett site in Parker County, Texas, where the first Acme Bricks were made in 1891. And Featherlite plans to upgrade its Round Rock plant just north of Austin by installing a new concrete block machine, which will increase capacity and reduce unit costs.

  We are optimistic about the Company's prospects, for 1995 and for the years that follow. Our optimism springs from the nature of our businesses, which continue to prosper year after year; from our loyal and supportive customers; from our experienced and dedicated employees and managers; and from our highly capable Board of Directors.

/S/ John Justin                                  /S/ J. T. Dickenson
JOHN JUSTIN                                      J. T. DICKENSON
Chairman and Chief Executive                     President and Chief Operating
  Officer                                          Officer

===============================================================================
                                    (PAGE 4)

THE BUILDING MATERIALS GROUP -- ACME BRICK, FEATHERLITE BUILDING PRODUCTS, AND TRADEWINDS TECHNOLOGIES -- WILL BE PACESETTERS AGAIN IN 1995.

(Picture of miscellaneous building materials, including brick, concrete block, glass block and tile.)

===============================================================================
                                 (PAGE 5 and 6)

                              REPORT ON OPERATIONS

                               BUILDING MATERIALS

(Small picture of brick)

(Picture of Troy Aikman with caption: "TROY AIKMAN -- PRO BOWL QUARTERBACK FOR THE DALLAS COWBOYS -- IS A SPOKESMAN FOR ACME BRICK.")

THE PREVIOUSLY established records set in 1993 for revenues and earnings of Justin Industries' Building Materials segment were soundly beaten in 1994 as this group recorded a 25 percent increase in revenues and 42 percent gain in operating profits for the year. Acme Brick Company led the way again, with solid contributions from Featherlite Building Products Corporation, Tradewinds Technologies, Inc., and the newly acquired American Tile Supply Company.

ACME BRICK sold over three quarters of a billion bricks in 1994 as housing start rates improved over the prior year in its trade territory. Product demand resulted in firmer pricing and record profit margins, as well.

  The purchased products division of Acme -- with its varied product mix of building materials such as bagged goods, fireplace equipment, glass block, cast stone, the IBP Glass Block Grid System, floor and wall tile, pavers, and glazed tile -- also produced record sales in 1994, with an increase of almost 20 percent from 1993. Acme made a major advance in its program to increase this segment of business with the August 1994 acquisition of American Tile Supply Company. As one of the country's largest independent distributors of ceramic and marble floor and wall tile, American Tile has experienced strong growth over the last several years. Expansion is already underway, and the outlook for future growth of this business is excellent.

  Acme's brick expansion plans also progressed, as contracts were signed and construction began on a new state-of-the-art brick manufacturing facility at Bennett, Texas. This plant is on the site of the original plant where Acme started in 1891. The new facility, which will primarily serve the Dallas-Fort Worth area, adds approximately 8 percent to brick manufacturing capacity and will include the best available production technology and environmental control systems. In addition, major sales and distribution office renovations were undertaken at Midland, Texas, and Springfield, Missouri, and a new facility was acquired in San Antonio.

(Picture of tile with caption: "AMERICAN TILE SUPPLY COMPANY IS ONE OF THE COUNTRY'S LARGEST INDEPENDENT DISTRIBUTORS OF CERAMIC AND MARBLE FLOOR AND WALL TILE.")

  While some flattening of the single family residential market is predicted for 1995, it is felt that this decline will be offset by an increase in both multi-family and commercial construction. The company will enter 1995 with a good sales backlog and sound prospects for another excellent year.

FEATHERLITE BUILDING PRODUCTS made intensive efforts in 1994 to improve market penetration through emphasis on customer service, product diversity, and quality, yielding positive results. These efforts, along with the continued growth of commercial, institutional, and residential construction markets, helped the company achieve record sales and generate substantially improved earnings.

  A new concrete products manufacturing system was installed at the company's El Paso production facility in 1994, enabling Featherlite to provide high-quality concrete brick, pavers, and landscaping products to the El Paso, southern New Mexico, and West Texas markets. Customer response has been tremendous, with demand outpacing production capacity thus far -- a situation that is expected to continue in 1995 and beyond.

  Another major addition will occur in 1995 as Featherlite replaces an inefficient block manufacturing machine at its production facility in the Austin, Texas, area. The new fully automated machine will greatly increase capacity and enable the plant to reduce manufacturing costs and better service the growing central Texas market.

(Small picture of concrete building block)

  Featherlite's Texas Quarries division continued its steady sales and earnings growth in 1994. A strong national market serviced by Texas Quarries' cut stone line, coupled with the robust high-end housing market serviced by the chopped stone and split face operation, contributed to the solid performance. Craftsmanship has been the difference that gives Texas Quarries the advantage when experience, attention to detail, and service are as important as the product itself. With Texas Quarries' limestone and superior craftsmanship, the architect can successfully capture his designs and feel confident that the customer will appreciate the lasting beauty of Texas limestone.

  Featherlite's total quality management program, which began in 1993, has resulted in the development of many excellent ideas generated by employees. Working together with management, "corrective action teams" have designed and implemented programs that have improved product quality, manufacturing efficiency, and customer service.

===============================================================================
                                    (PAGE 7)


(Small picture of Tradewinds evaporative cooler)

INCREASED SALES and improved plant operations resulted in record profitability for Tradewinds Technologies, Inc., in 1994. The retail segment of the business continued to lead the way with double-digit increases, while sales through wholesale distribution also increased during 1994. The Southwest had an unusually long, hot summer, and the air conditioning market experienced a particularly strong selling season. The western states continue to have a good economic base, and consumer spending on quality durable goods also helped increase unit sales. In addition, purchases for government buildings and housing authorities had significant growth in 1994.

  Evaporative cooling remains a highly feasible solution to the indoor-air-quality issue in commercial buildings. Design and specification engineers have included fresh air introduction in their plans for existing and new construction. Building codes are increasingly addressing indoor-air-quality matters. Tradewinds now has a complete line of evaporative coolers that can be used in this commercial market.

  Tradewinds' new commercial unit, introduced in 1993, began to gain acceptance in the marketplace in 1994. The units replaced old, rust-prone metal coolers on several projects, including a major Las Vegas casino and the Tony Lama boot plant in El Paso. Increased airflow and improved cooling were achieved in all areas. Test units were also installed on several other buildings. Tradewinds continues to heavily promote these 8,000- to 18,000-CFM units through owners, engineers, and specifiers in the commercial market.

THE BUILDING MATERIALS group of Justin Industries -- Acme Brick, Featherlite Building Products, and Tradewinds Technologies -- will be the pacesetters for 1995, within the company and in their own markets. With relatively strong demand, solid backlogs of orders, and prospects of stable pricing, the outlook for this segment is very high and will, to a great extent, determine Justin Industries' overall success in 1995.

(Picture of school constructed with concrete building block and caption:
"FEATHERLITE IS THE PRODUCT OF CHOICE FOR ARCHITECTS OF INSTITUTIONAL PROJECTS LIKE SCHOOLS."

===============================================================================
                                    (PAGE 8)

(Picture of boots and caption: "OPERATIONS OF ALL THREE FOOTWEAR COMPANIES -- JUSTIN, NOCONA, AND TONY LAMA -- WERE PROFITABLE FOR THE YEAR, WITH COMBINED EARNINGS AMONG THE HIGHEST EVER.")

===============================================================================
                              (PAGE 9, 10 and 11)

                              REPORT ON OPERATIONS

                                    FOOTWEAR

(Small picture of boot)

(Picture of Nolan Ryan with caption: "NOLAN RYAN -- BASEBALL'S ALL-TIME STRIKEOUT KING AND FUTURE HALL OF FAMER -- IS A SPOKESMAN FOR JUSTIN BOOTS.")

FOLLOWING SEVEN consecutive years of growth, revenues in Justin Industries' Footwear operations declined in 1994 as the western boot and apparel industries experienced a general softening. Although lower volume negatively affected margins, all operations were profitable for the year, with combined earnings among the highest ever.

  Justin, Nocona, and Tony Lama have long depended on the traditional western boot wearer for the bulk of their business. This type of customer, who appreciates quality workmanship and styling, has been the foundation for the companies' success for decades, and has enabled Justin's Footwear group to maintain and even increase its market share in periods when the fashion segment of the business declines, as it did in 1994.

  While the level of business slowed in 1994, efforts were accelerated to improve all facets of the operations and to position the companies for future profitable growth. The programs begun in 1993 to capitalize on synergies among Justin, Nocona, and Tony Lama are yielding positive results. Coordinated purchasing efforts have resulted in better overall material quality and pricing advantages, and the use of dealer focus groups has helped to improve advertising and promotion programs. Further major organizational changes were initiated in the third quarter of 1994. The reorganization, which will require about a year to fully implement, will centralize marketing and sales administration, accounting, data processing, and credit for all three companies in one headquarters location. Not only will significant cost savings be realized, but enhanced levels of customer service also will be attained as overall efficiency is improved.

(Small picture of boot)

(Picture of Sport Lace-R and caption: "THE SPORT LACE-R, INTRODUCED IN MID-1994, HAS THE COMFORT OF THE JUSTIN ROPER AND THE SUPPORT OF THE LACE-R.")

  Production levels were reduced during 1994 at all companies in order to better match inventories with product demand. Improvements in other systems, such as order processing and delivery, have demonstrated that the footwear business can operate with lower inventories without sacrificing service to customers. Justin Boot Company's Fort Worth plant will undergo major changes. A planned February 1995 reduction of 150 production employees and a reconfiguration of the manufacturing process will enable the facility to operate at a much improved level of efficiency. When this adjustment takes place, total Footwear employment will have been reduced by over 15 percent in a twelve-month period due to production cutbacks and other cost-cutting measures. Attention to production efficiency and quality at all three companies also brought down the rate of product defects in 1994 to the lowest level in several years.

  Not all Footwear product lines suffered sales declines in 1994. The most notable exception was Chippewa, which had an outstanding year with unit shipments 30 percent above a year ago. Since 1991, Chippewa sales have grown two and a half times. Founded in 1901, Chippewa has been part of the Justin Footwear group since 1985. Combining years of boot design and craftsmanship with materials that have proven themselves in the most extreme conditions, Chippewa has created footwear that is known for its ruggedness and durability. From the United States armed services, to motorcycle enthusiasts, to municipal employees, people who depend on footwear as a tool of the trade have counted on the quality of Chippewa. To accommodate the growth of this product line, the Chippewa sales force has been expanded.

  In mid-1994, Justin Boot introduced the newest member of its product family: the Sport Lace-R. Constructed on a roper and lacer mold, this innovative addition to the footwear line has the comfort of the original Justin Roper, the support of the Lace-R, and the feel of an athletic shoe. The upper portion of the Sport Lace-R is made of full-grain lightweight leathers and features a steel shank for added arch support and a roper heel for added comfort and stirrup control. To date, orders have surpassed one hundred thousand pairs, and early indications are that 1995 sales will dramatically increase.

(Small picture of boot)

(Picture of George Strait and caption: "GEORGE STRAIT -- GRAMMY AWARD-WINNING COUNTRY AND WESTERN ENTERTAINER -- ENDORSES JUSTIN BOOTS.")

  In 1994, Justin expanded its specialty boot product line. Styled for both men and women, these boots offer the comfort and durability needed for rugged work and outdoor activities. Sales of the more expensive exotic leather boots such as alligator, ostrich, and lizard increased as a percentage of boot shipments at Tony Lama and Nocona, resulting in increased average selling prices for these operations. Both will continue their strong pursuit of the exotic market in 1995.

  Among the goals of the Justin Industries Footwear operations is the promotion and distribution of footwear products to foreign markets. In 1994, a Western European base for this venture was established with the opening of a sales office and showroom in Paris for the Justin, Nocona, Tony Lama, and Chippewa lines. A sales force is now in place, and order processing, warehousing, and delivery systems have been established to facilitate the anticipated growth in this market. With the worldwide appeal of American products and the growing international popularity of country and western music and attire, the company's European investment should pay dividends over time.

  While Footwear operating results in 1994 fell short of expectations, the year was one of accomplishments. The company has made significant strides in many areas that will enable it to maintain and improve upon its industry leadership position for several years to come.

===============================================================================
                                    (PAGE 12)

(Picture of U.S.A. flag and verbage: "RECORD RESULTS IN JUSTIN BUILDING MATERIALS OPERATIONS OFFSET A SLOWDOWN IN FOOTWEAR, LEADING THE COMPANY TO ITS BEST PERFORMANCE EVER.")

===============================================================================
                           (PAGE 13, 14, 15 and 16)

                             FINANCIAL DISCUSSION

(Small graph showing net sales by line of business)

JUSTIN INDUSTRIES' earnings from its operations improved for the fifth consecutive year to a new record high in 1994 of $36.9 million. A decline in revenues and profits in Footwear operations was more than offset by gains in the Building Materials segment as construction activity in markets served by these operations increased over the previous year's levels. Total net income fell just short of 1993's $37.1 million mark. That year's amount included a $1.1 million non-recurring credit resulting from a required accounting method change relating to income taxes.

OPERATIONS

Consolidated net sales in 1994 increased to $483 million, up 1.7% from 1993. Revenues of $474.9 million in 1993 were 4.8% above those of 1992.

  Building Materials' sales in 1994 reached a new record high of $224.2 million, an increase of 24.7% from 1993. All operations in this business segment recorded gains over the previous year. In 1993, Building Materials' sales were 13.2% more than 1992. In 1994, sales at Acme Brick Company were 26.7% above 1993. Of this increase, 16.1% related to existing operations, with the remainder resulting from the August 1994 acquisition of American Tile Supply Company ("American Tile"), whose operations are included for the last five months of the year. Among the components of Acme's 1994 revenue growth were unit brick sales gains of 6.2%, growth in the average selling price of 7.7%, and an almost 20% gain in the sale of purchased products (excluding American Tile). Acme's 1993 revenue gains of 14.7% over the previous year were due to selling 1.4% more brick than in 1992 at prices approximately 11% in excess of the prior year, plus a 15% gain in purchased product sales. Featherlite Building Products' revenues grew 19.3% in 1994 over 1993, following a 9% gain in 1993 due to higher levels of commercial construction in Texas. While block pricing improved modestly in 1994, Featherlite's gains were attributable primarily to increased volume in all product lines, including manufactured block, cut limestone, and purchased products. Gains in 1993 over 1992 were due mainly to higher levels of block sales. Tradewinds Technologies, Inc., which represents only about 2% of segment sales, realized improved revenues over the last few years due to increased numbers of units sold.

(Small graph showing income from continuing operations)

(Small graph showing net income)

  Revenues in the Company's Footwear operations fell 12.3% to $258.8 million in 1994 from the record high $295.2 million in 1993. All three companies -- Justin, Nocona, and Tony Lama -- experienced similar sales declines for the year as the slowdown in the fashion segment and ladies' lines, which began in late 1993, continued throughout the year. Unit sales of Footwear products were down approximately 15% for the year, while the average selling price increased slightly due to Nocona's and Tony Lama's greater sales of exotic skin boots in 1994. In 1993, total Footwear sales were approximately 1% above 1992, with unit sales growth of 2% more than offsetting a slight average price decline.

  Justin Industries' Building Materials business operates primarily in an eight-state region in the central and southwestern United States, while Footwear segment sales are made to customers nationwide.

  As a percentage of sales, cost of sales was 65.1% in 1994 compared with 66.2% in 1993 and 69.3% in 1992. As with 1993's increase over 1992, the principal reason for the continued margin improvement is significant volume and pricing gains at Acme Brick Company, which have been brought about by higher levels of construction in Acme's markets. There has been little change in Acme's manufacturing costs over the last three years, as production levels have been at or near capacity for most of the time. Gross profit margins at Featherlite declined slightly in 1994 due mainly to product mix and higher maintenance costs. Increased volume and favorable raw material pricing enabled Tradewinds to improve its gross profit margins in 1994. Gross profit margins at both Featherlite and Tradewinds in 1993 exceeded those of 1992 due to higher volume. For 1994, Building Materials' gross profit margin was 41.7%, compared to 39.4% in 1993 and 31.7% in 1992.

  Footwear gross profit margins were 29.0% in 1994, 30.3% in 1993, and 30.2% in 1992. The decline in 1994 was due primarily to lower sales volume. Production levels at all operations were reduced, also affecting profit margins. The comparable gross profit margins of 1993 and 1992 were attributable to similar sales levels.

  Selling, general, and administrative expenses for the Company as a whole were 22.1% of net sales in 1994, compared to 21.2% in 1993 and 20.2% in 1992. Approximately 60% of the $6.3 million increase in these expenses in 1994 was due to the acquisition of American Tile. In addition, approximately $500,000 of costs were incurred in connection with the Footwear administrative consolidation. The remainder of the increase was only about $2 million (2%), which was due to general inflation. The increase in 1993 was due primarily to increased expenditures in Footwear operations for advertising and promotion.

  Interest expense increased slightly in 1994 to $4.06 million from $4 million in 1993. In 1992, these costs totaled $5.2 million. While average debt levels were $17 million below those of 1993 (based on month-end averages), rates climbed throughout 1994 as the Federal Reserve Bank made several adjustments to the discount rate. As a result, the Company's average effective interest rate increased to 4.7% in 1994 from 3.9% in 1993. In 1992, the average effective rate was 4.6%. Note 4 to the Consolidated Financial Statements on page 22 describes the Company's borrowing arrangements.

(Small graph showing capital expenditures)

(Small graph showing interest-bearing debt)

  Income tax expense as a percentage of pre-tax income was 35.8% in 1994, 35.7% in 1993 and 36.1% in 1992. The federal statutory rate was 35% in 1994 and 1993, and 34% in 1992. See Note 7 to the Consolidated Financial Statements on page 25 for a reconciliation of the actual tax rate to the federal statutory tax rate, and other information relating to income tax.

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

  The table on page 30, Quarterly Financial Data, presents summarized operating results for each quarter in the two years ended December 31, 1994. The Company's businesses are seasonal in nature, with Building Materials operations generating greater activity in the second and third quarters and Footwear operations accelerating in the third and fourth. Quarterly earnings generally increase each quarter of the year from the first to fourth. In 1994, first quarter profits were the lowest and fourth quarter the highest, with second and third quarter results comparable. First and second quarter earnings in 1994 also exceeded those of the first two periods in 1993; however, 1994's third and fourth quarter profits were less than 1993's, as Footwear declines were not fully offset by Building Materials gains.

  As discussed above, interest rates increased throughout 1994. Higher interest rates raise the Company's borrowing costs and can reduce construction activity, which may impact the Company's Building Materials operations in 1995.

  Inflation has not had a significant impact on the Company's operations in recent years; however, the Company attempts to recover any cost increases through improvements to its manufacturing processes and through increases in price where competitively feasible.

FINANCIAL CONDITION, CASH FLOW, AND LIQUIDITY

The Company ended 1994 in excellent financial condition, due primarily to the record earnings performance for the year. The Balance Sheet Trends table on page 17 reflects the percentage relationship of the major asset, liability, and equity accounts to total assets. In 1994, total assets grew approximately 8% to $374.9 million. At December 31, 1994, working capital amounted to $185.7 million, compared to $185.2 million at year-end 1993. The current ratio stood at
3.5 to 1, down from 4.4 to 1 at December 31, 1993. Most of the increase in accounts receivable and inventories from year-end 1993 to 1994 is attributable to American Tile, acquired in August 1994. For the year, shareholders' equity increased 17.5% to $221.9 million, while interest-bearing debt declined from $93.4 million (49% of shareholders' equity) at December 31, 1993, to $79.3 million (36% of shareholders' equity) at year-end 1994.

(Small graph showing shareholders' equity)

(Small graph showing book value per share)

  Net cash provided by operating activities totaled $45.7 million in 1994 compared to $42.8 million in 1993 and $18.7 million in 1992. The Company expended approximately $18.6 million in 1994 investing in property, plant, and equipment. Dividends per share were unchanged from 1993 at $.16, for total payments of $4.3 million. The August 1994 acquisition of American Tile for approximately $16 million was paid for by the issuance of $5 million in subordinated debt to the selling shareholders, with the balance paid in cash obtained from the Company's existing credit facilities.

  The Company's primary source of cash is from operations. In addition, the Company has credit facilities available from commercial banks. The Company believes that its borrowing arrangements are adequate to support its requirements for the foreseeable future. Unused lines of credit available to the Company at December 31, 1994, were $56 million.

BACKLOGS

The Company maintains information on sales backlogs in order to plan for future production levels and to project sales volume. At December 31, 1994, the backlog for clay brick, after assuming normal levels of cancellations, was $21.2 million, compared with $19.5 million at year-end 1993. The sales backlog for Footwear products at year-end 1994 was $13.0 million, compared with $15.9 million in 1993.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Consolidated Financial Statements for Justin Industries, Inc., and its subsidiaries are prepared by the Company in conformity with consistently applied, generally accepted accounting principles. Management selects appropriate accounting principles, makes necessary estimates, and uses its judgment to ensure the objectivity, accuracy, and integrity of the data presented. The Company has established and does maintain systems of management reporting and internal controls that are designed to provide reasonable assurance that Company policies are followed and that Company assets are safeguarded. These systems are constantly monitored and revised where necessary to meet changing requirements and to strengthen controls while maintaining a cost-effective method of providing credible and timely information necessary to the operations of Justin Industries.

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

===============================================================================
                                    (PAGE 17)


BALANCE SHEET TRENDS

Percent of Total Assets

Assets:                            1994     1993      1992     1991      1990
--------------------------------  -----    -----     -----    -----     -----
  Receivables                       22%      22%       26%      24%       25%
  Inventories                       43       42        41       41        40
  Property, plant, and equipment    23       23        24       27        29
  All other assets                  12       13         9        8         6
                                  -----    -----     -----    -----     -----
                                   100%     100%      100%     100%      100%
                                  =====    =====     =====    =====     =====

Liabilities and Equity:
--------------------------------
  Interest-bearing debt             21%      27%       35%      40%       43%
  All other liabilities             20       19        16       17        19
  Equity                            59       54        49       43        38
                                  -----    -----     -----    -----     -----
                                   100%     100%      100%     100%      100%
                                  =====    =====     =====    =====     =====


OPERATING TRENDS

Percent of Net Sales

                                 1994      1993     1992      1991      1990
------------------------------- ------    ------   ------    ------    ------
Net sales                        100.0%    100.0%   100.0%    100.0%    100.0%
Cost of sales                     65.1      66.2     69.3      70.8      70.4
                                 ------    ------  ------     ------    ------
Gross profit                      34.9      33.8     30.7      29.2      29.6
Operating expenses                23.0      22.0     21.4      25.4      25.9
Income taxes                       4.3       4.2      3.3       1.4       1.2
                                 ------    ------   ------    ------    ------
Income from continuing
  operations                       7.6       7.6      6.0       2.4       2.5
Discontinued operations              -         -        -       2.8       (.1)
Cumulative effect on prior
  years of change in accounting
  accounting for income taxes        -        .2        -         -         -
                                 ------    ------   ------    ------    ------
Net income                         7.6%      7.8%     6.0%      5.2%      2.4%
                                 ======    ======   ======    ======    ======


FIVE-YEAR ANALYSIS OF SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS BY PRODUCT LINES

(in thousands of dollars)

                                  1994                 1993                 1992                 1991                 1990
                            Amount   Percent     Amount   Percent     Amount   Percent     Amount   Percent     Amount   Percent
                          ---------  -------   ---------  -------   ---------  -------   ---------  -------   ---------  -------
Building Materials:
  Net sales                $224,213      46%    $179,740      38%    $158,808      35%    $123,004      33%    $118,943      40%
  Operating profit           44,600      66       31,445      48       16,423      31        4,979      18        3,698      17
Footwear:
  Net sales                 258,796      54      295,191      62      294,459      65      245,346      67      181,370      60
  Operating profit           22,871      34       34,168      52       36,054      69       22,934      82       17,748      83
                          ---------  -------   ---------  -------   ---------  -------   ---------  -------   ---------  -------
Totals:
  Net sales                $483,009     100%    $474,931     100%    $453,267     100%    $368,350     100%    $300,313     100%
  Operating profit         $ 67,471     100%    $ 65,613     100%    $ 52,477     100%    $ 27,913     100%    $ 21,446     100%
Less interest and parent
  company operations          9,995                9,583               10,080               14,180               10,173
                          ---------            ---------            ---------            ---------            ---------
Income from continuing
  operations before
  income taxes and
  cumulative effect
  on prior years of
  change in accounting
  for income taxes         $ 57,476             $ 56,030             $ 42,397             $ 13,733             $ 11,273
                          =========            =========            =========            =========            =========


===============================================================================
                                    (PAGE 18)

CONSOLIDATED BALANCE SHEET

In Thousands of Dollars, Except Share Data, at
  December 31,                                         1994        1993
                                                     --------    --------
Assets
Current assets:
  Cash                                               $  6,071    $ 10,587
  Accounts receivable, less allowance for doubtful
    accounts of $3,219 and $3,014, respectively        82,266      76,966
  Inventories                                         160,894     145,274
  Federal and state income taxes                        8,387       5,750
  Prepaid expenses                                      1,953       1,517
                                                     --------    --------
      Total current assets                            259,571     240,094
Other assets, at cost                                  24,367      20,793
Assets held for sale                                    5,523       5,523
Property, plant, and equipment, at cost:
  Land                                                 17,204      16,658
  Buildings and equipment                             208,513     196,575
  Construction in progress                              3,935       2,206
                                                     --------    --------
                                                      229,652     215,439
  Less accumulated depreciation                       144,192     135,169
                                                     --------    --------
      Net property, plant, and equipment               85,460      80,270
                                                     --------    --------
                                                     $374,921    $346,680
                                                     ========    ========

Liabilities and Shareholders' Equity:
Current liabilities:
  Notes payable to bank                              $  5,000    $      -
  Trade accounts payable                               19,087      16,088
  Accrued payroll items                                11,775       7,702
  Accrued insurance                                    15,839      14,594
  Accrued state and local taxes                         2,769       1,784
  Other accrued expenses                                9,359       8,742
  Dividends payable                                     1,089       1,086
  Current portion of long-term debt                     8,931       4,905
                                                     --------    --------
    Total current liabilities                          73,849      54,901
Long-term debt, less current portion                   65,323      88,504
Deferred income taxes                                  13,849      14,472
Shareholders' equity:
  Voting preferred stock, $2.50 par value;
    1,000,000 shares authorized -- Series Two
    convertible, 100 shares issued and outstanding          -           -
  Common stock, $2.50 par value; 100,000,000
    shares authorized, 27,869,888 shares issued        69,674      69,674
  Capital in excess of par value                       16,959      17,047
  Retained earnings                                   140,593     108,038
  Treasury stock, at cost, 637,237 and 713,402
    shares, respectively                               (5,326)     (5,956)
                                                     --------    --------
      Total shareholders' equity                      221,900     188,803
                                                     --------    --------
                                                     $374,921    $346,680
                                                     ========    ========

See accompanying notes.

===============================================================================
                                    (PAGE 19)

CONSOLIDATED STATEMENT OF INCOME

In Thousands of Dollars, Except Per Share
Data, for Years Ending on December 31,          1994        1993        1992
                                              --------    --------    --------
Net sales                                     $483,009    $474,931    $453,267
Costs and expenses:
  Cost of goods sold                           314,661     314,431     313,961
  Selling, general, and
    administrative expenses                    106,814     100,465      91,695
  Interest expense                               4,058       4,005       5,214
                                              --------    --------    --------
                                               425,533     418,901     410,870
                                              --------    --------    --------
Income before income taxes and cumulative
  effect on prior years of change in
  accounting for income taxes                   57,476      56,030      42,397
Income taxes                                    20,571      19,995      15,304
                                              --------    --------    --------
Income before cumulative effect
  on prior years of change in accounting
  for income taxes                              36,905      36,035      27,093
                                              --------    --------    --------
Cumulative effect on prior years of change
  in accounting for income taxes                     -       1,106           -
                                              --------    --------    --------
Net income                                    $ 36,905    $ 37,141    $ 27,093
                                              ========    ========    ========
Earnings per share:
  Before cumulative effect on prior years of
    change in accounting for income taxes $ 1.33 $ 1.29 $ .98 Cumulative effect on prior years of change
    in accounting for income taxes                   -         .04           -
                                              --------    --------    --------
                                              $   1.33    $   1.33    $    .98
                                              ========    ========    ========

See accompanying notes.



CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                              Capital in
In Thousands of Dollars, Except Share Data, for      Preferred     Common      excess of     Retained    Treasury     ESOP loan
Years Ending on December 31, 1994, 1993 and 1992       stock       stock       par value     earnings      stock      guarantee
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Balance January 1, 1992                               $      -     $ 23,225     $ 12,409     $ 98,311     $ (5,896)    $   (500)
                                                     ---------    ---------    ---------    ---------    ---------     ---------
Issuance of 4,644,789 shares in connection
  with a 3-for-2 stock split effected in the form
  of a 50% stock dividend                                    -       11,612            -      (11,612)           -            -
Purchase of 161,336 shares of stock for treasury             -            -            -            -       (5,276)           -
Issuance of 691,714 shares of stock from treasury
  upon exercise of stock options                             -            -        4,101            -        5,273            -
Repayment of ESOP debt                                       -            -            -            -            -          250
Net income                                                   -            -            -       27,093            -            -
Cash dividends declared -- $.14 per share                    -            -            -       (3,720)           -            -
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Balance December 31, 1992                                    -       34,837       16,510      110,072       (5,899)        (250)
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Issuance of 13,934,944 shares in connection
  with a 2-for-1 stock split effected in the form
  of a 100% stock dividend                                   -       34,837            -      (34,837)           -            -
Purchase of 92,355 shares of stock for treasury              -            -            -            -       (1,886)           -
Issuance of 250,023 shares of stock from treasury
  upon exercise of stock options                             -            -          537            -        1,829            -
Repayment of ESOP debt                                       -            -            -            -            -          250
Net income                                                   -            -            -       37,141            -            -
Cash dividends declared -- $.16 per share                    -            -            -       (4,338)           -            -
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Balance December 31, 1993                                    -       69,674       17,047      108,038       (5,956)           -
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Purchase of 2,046 shares of stock for treasury               -            -            -            -          (30)           -
Issuance of 78,211 shares of stock from treasury
  upon exercise of stock options                             -            -          (88)           -          660            -
Net income                                                   -            -            -       36,905            -            -
Cash dividends declared -- $.16 per share                    -            -            -       (4,350)           -            -
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Balance December 31, 1994                             $      -     $ 69,674     $ 16,959     $140,593     $ (5,326)    $      -
                                                     =========    =========    =========    =========    =========    =========

See accompanying notes.

===============================================================================
                                    (PAGE 20)

CONSOLIDATED STATEMENT OF CASH FLOWS

In Thousands of Dollars
for Years Ending on December 31,                   1994        1993       1992
                                                 -------      -------   -------
Cash Flows from Operating Activities:
 Net income                                      $36,905     $37,141    $27,093
 Adjustments to reconcile net income to cash
  provided by operating activities:
  Cumulative effect of change in accounting
   method for income taxes                             -      (1,106)         -
  Depreciation                                    13,852      13,473     13,837
  Provision for losses on accounts receivable        866       1,004      1,613
  Gain on sale of property, plant, and equipment    (122)       (589)      (327)
  Deferred income taxes                           (3,190)     (2,566)    (3,188)
  Changes in current assets and liabilities:
   (Increase) decrease in accounts receivable     (1,624)      4,494    (14,254)
   Increase in inventories                        (7,398)    (17,077)    (7,850)
   (Increase) decrease in other current assets      (240)      3,042     (1,263)
   Increase in accounts payable and
    accrued expenses                               6,628       4,839      3,057
   Effect of adoption of SFAS No. 109                  -         107          -
                                                 -------     -------    -------
    Net cash provided by operating activities     45,677      42,762     18,718

Cash Flows from Investing Activities:
 Proceeds from the sale of property, plant,
  and equipment                                      841       1,080        664
 Purchase of property, plant, and equipment      (18,627)    (17,278)   (12,006)
 (Increase) decrease in investments and
  other assets                                      (115)      1,151       (178)
 Payment for purchase of business, net of
  cash acquired                                   (9,332)          -          -
                                                 -------     -------    -------
    Net cash used in investing activities        (27,233)    (15,047)   (11,520)

Cash Flows from Financing Activities:
 Borrowings                                       57,500      41,058     30,000
 Repayment of borrowings                         (76,655)    (56,862)   (39,389)
 Dividends paid                                   (4,347)     (4,197)    (3,639)
 Purchase of treasury stock                          (30)     (1,886)    (5,276)
 Proceeds from exercise of stock options             572       2,366      9,374
                                                 -------     -------    -------
    Net cash used in financing activities        (22,960)    (19,521)    (8,930)
                                                 -------     -------    -------
Net increase (decrease) in cash                   (4,516)      8,194     (1,732)
Cash at beginning of year                         10,587       2,393      4,125
                                                 -------     -------    -------
Cash at end of year                              $ 6,071     $10,587    $ 2,393
                                                 =======     =======    =======
Supplemental Disclosures of Cash Information:
 Cash paid during the year for:
  Interest                                       $ 4,105     $ 4,335    $ 4,995
  Income taxes, net of refunds                   $23,286     $17,801    $17,899
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
 Purchase of business (See Note 2):
  Fair value of assets acquired                  $17,757     $     -    $     -
  Cash paid for assets and related costs          (9,332)          -          -
  Subordinated debt issued                        (5,000)          -          -
                                                 -------     -------    -------
  Liabilities assumed                            $ 3,425     $     -    $     -
 Decrease in ESOP Loan Guarantee                 $     -     $  (250)   $  (250)
                                                 =======     =======    =======

See accompanying notes.

===============================================================================
                                    (PAGE 21)


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

       Buildings  10 to 20 years
       Equipment   3 to 15 years

  Intangibles Resulting from Business Acquisitions. Intangible assets resulting from business acquisitions consist of trademarks/tradenames and the excess of the acquisition cost over the fair value of the net assets of businesses acquired. Intangibles are amortized on a straight-line basis over 40 years. Accumulated amortization of intangible assets was $861,000 and $506,000 as of December 31, 1994 and 1993, respectively.

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

===============================================================================
                                (PAGE 22 AND 23)

  Proceeds from common stock issued pursuant to the Company's employee stock option plans are credited to common stock or treasury stock and capital in excess of par value at the time an option is exercised. No charges are made against income in accounting for stock options.

  The Company has no postretirement health benefits and, therefore, realized no effect from recent accounting requirements under Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

  Statement of Cash Flows. For purposes of reporting cash flows, cash includes cash on hand and unrestricted time deposits that have an original maturity of three months or less.

2.  ACQUISITION

Effective August 1, 1994, the Company purchased American Tile Supply Company and its related companies ("American Tile") for a total purchase price of approximately $16,000,000. American Tile distributes floor and wall tile primarily in Texas and has annual revenues of approximately $32,000,000. Eleven million dollars of the purchase price was financed through the Company's existing credit facilities. Subordinated notes were issued to the sellers for the remaining $5,000,000. Operations of the business, which are immaterial to consolidated operations, are included in the Consolidated Statement of Income from date of acquisition.

3.  INVENTORIES

Inventories include the following:
(in thousands of dollars)

                                              1994            1993
                                           ---------       ---------
Finished products                            $124,340       $103,261
Work-in-process                                 6,834          9,971
Raw materials and supplies                     29,720         32,042
                                             ---------      ---------
                                             $160,894       $145,274
                                             =========      =========

4.  BORROWINGS

Long-term debt consists of the following:
(in thousands of dollars)

                                               1994            1993
                                            ---------       ---------
Revolving credit loans                       $ 21,000        $ 40,000
Term loan                                      26,000          30,000
Industrial Revenue Bonds                       17,900          18,745
Notes payable to banks                          4,500           4,500
Subordinated notes payable                      4,750               -
Other, unsecured                                  104             164
                                            ---------       ---------
                                               74,254          93,409
Less current portion                            8,931           4,905
                                            ---------       ---------
                                             $ 65,323        $ 88,504
                                            =========       =========

  The Company may borrow up to a total of $72,000,000 in revolving credit loans pursuant to an agreement among five commercial banks originally entered into in May 1989. The revolving credit loans are repayable beginning in April 1997 when outstanding amounts are converted to term loans payable over three years. The conversion date may be extended annually for an additional twelve months by consent of all participating banks.

  The $26,000,000 term loan is an agreement among four commercial banks providing for annual principal reductions that began in November 1992 of $2,000,000, increasing $1,000,000 each year thereafter until 1998 when the final payment is due.

  Borrowings under the revolving credit and term loan agreements bear interest at rates determined on certain margins based on prime, certificates of deposit, and Eurodollar auction rates. Interest on all of these borrowings at December 31, 1994, was based on Eurodollar auction rates in effect at the time of origination plus 50 basis points, and averaged 6.6%. Interest rate margins may fluctuate in increments of 12.5 basis points based on attaining certain quarterly funded debt-to-equity ratios stipulated in the loan agreements. The loans are unsecured; however, the loan agreements contain certain minimum requirements as to working capital, cash flow from operations, and tangible net worth, redemption of outstanding stock, and change in control of the Company. As of December 31, 1994, the Company was in compliance with all such requirements and restrictions.

  The Industrial Revenue Bonds are payable in varying amounts through 2014, plus interest at fixed rates of 6.6% and varying rates based on certain indices (approximately 5.3% at December 31, 1994), secured by property, plant, and equipment with a net book value of approximately $13,193,000. In certain circumstances, the Company may be required to purchase up to $16,250,000 of its Industrial Revenue Bonds prior to their maturity. In such circumstances, the Company may borrow the purchase price under long-term standby letter of credit agreements, and also has the right to resell the bonds.

  During 1994, subordinated notes payable in the amount of $5,000,000 were issued to American Tile's former shareholders. The unsecured notes are payable quarterly over five years, plus interest at prime plus one percent. The Company has the option to prepay the notes at any time prior to maturity.

  Notes payable to bank are unsecured borrowings due in varying amounts through 1995. Interest is based on fixed and floating rates ranging from 4.9% to 6.0% at December 31, 1994.

  Notes payable to bank included in current liabilities in 1994 are unsecured borrowings due in 1995 pursuant to a $10,000,000 one-year credit facility from a commercial bank. Interest is based on the Eurodollar auction rate plus 50 basis points and was 6.6% at December 31, 1994.

  The aggregate maturities of long-term debt through 1999 are as follows: 1995, $8,931,000; 1996, $9,436,000; 1997, $11,907,000; 1998, $16,160,000; and 1999,
$7,910,000.

  At December 31, 1994, unused lines of credit for short-term, revolving, and term credit agreements were approximately $56,000,000. Outstanding standby letters of credit at December 31, 1994, amounted to approximately $24,300,000.

  Since interest rates on the majority of the Company's borrowings float with prevailing market rates, the fair value of such debt approximates carrying value at December 31, 1994 and 1993. Based on fixed interest rates currently available to the Company for bank loans and industrial revenue bonds with similar terms and maturities, the fair value of fixed rate borrowings approximates carrying value at December 31, 1994 and 1993.

5.  SHAREHOLDERS' EQUITY

The average number of common shares outstanding plus common stock equivalents used to calculate earnings per share was 27,810,000 in 1994, 27,953,000 in 1993, and 27,772,000 in 1992.

  The Company has options to purchase its common stock under qualified incentive stock option plans and non-qualified stock option agreements (the Plans) with certain of its employees. The Plans, as amended, provide for the granting of either incentive stock options or stock options that are not qualified under the Internal Revenue Code, at the discretion of the Compensation Committee of the Board of Directors. The Plans, as amended, provide for exercise of stock options without regard to the sequence of dates of original grants. All outstanding stock options are non-qualified and expire over a period of ten years. Options are granted at the fair market value at the date of grant and vest over a five-year period. Stock option activity is summarized as follows:

                                  1994               1993              1992
                            --------------    --------------    --------------

Outstanding at January 1         1,406,877          1,542,856         2,667,114
Granted                            155,300            152,250           272,600
Canceled                            (2,680)           (38,206)          (13,408)
Exercised                          (78,211)          (250,023)       (1,383,450)
                            --------------     --------------    --------------
Outstanding at December 31       1,481,286          1,406,877         1,542,856
                            ==============     ==============    ==============

Exercise price per share    $2.42 - $18.00     $2.42 - $18.00    $2.42 - $18.00
                            ==============     ==============    ==============

Aggregate purchase price
  (in thousands)              $     12,376       $     11,201      $     10,637
                            ==============     ==============    ==============

Exercisable options
  outstanding                      841,394            641,787           568,160
                            ==============     ==============    ==============

===============================================================================
                              (PAGE 24, 25 AND 26)

  At December 31, 1994, approximately 848,000 additional shares were reserved for future grants.

  The preferred stock is convertible into 2,826 shares of common stock at December 31, 1994. The Board of Directors is empowered to set the dividend, redemption, and liquidation rights pertaining to the preferred stock and to establish the voting rights and any special rights or restrictions.

  One Common Stock Purchase Right is outstanding for each share of common stock. Following Board of Directors approval, a) the rights will be exercisable at an exercise price of $13.33 if a person or group acquires 20% or more of the Company's common stock or announces a tender offer that would result in ownership of 30% or more of the common stock, or b) the rights may be redeemed at five cents per right at any time before a 20% position has been acquired. The rights expire on October 6, 1999.

6.  RETIREMENT PLANS

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31, 1994 and 1993, related to the Company's pension plans: (in thousands of dollars)

                                                           1994        1993
                                                         --------    --------
Actuarial present value of benefit obligations:
  Vested                                                 $ 35,233    $ 39,009
  Non-vested                                                2,088       1,786
                                                         --------    --------
                                                         $ 37,321    $ 40,795
                                                         ========    ========
Projected benefit obligations for service
  rendered to date                                      $ (44,191)  $ (48,917)
Plan assets at fair value                                  66,477      72,732
                                                         --------    --------
Plan assets in excess of projected benefit obligations     22,286      23,815
Unrecognized net gain from past experience
  different from that assumed and effects of changes
  in assumptions                                          (11,349)    (14,040)
Prior service cost not yet recognized in net periodic
  pension cost                                             (1,229)        547
Unrecognized net asset at January 1, 1985, being
  recognized over 15 years                                 (3,954)     (4,745)
                                                         --------    --------
Prepaid pension cost                                     $  5,754    $  5,577
                                                         ========    ========

  Plan assets at December 31, 1994, are invested primarily in listed stocks and bonds or cash equivalents. The Company's own common stock at December 31, 1994 accounts for approximately 17% of plan assets.

  Net pension credit includes the following components: (in thousands of dollars)

                                                   1994      1993       1992
                                                --------   --------   --------
Service cost - benefits earned
  during the period                             $  2,347   $  1,731   $  1,400
Interest cost on projected benefit obligations     3,531      3,439      2,960
Actual return on plan assets                       4,125     (1,337)   (19,174)
Net amortization and deferral                    (10,180)    (4,191)    14,033
                                                --------   --------   --------
Net pension credit                              $   (177)  $   (358)  $   (781)
                                                ========   ========   ========

  The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligations were 9.0% in 1994 and 7.5% in 1993. The rate of increase in future compensation was 4.5% in 1994 and 1993. The expected long-term rate of return on assets was 9% for all years.

  Contributions to the plans, limited by federal income tax regulations, were zero in 1994; $9,400 in 1993; and $9,500 in 1992.

  The Company also has an Employee Stock Ownership Plan (ESOP) for the benefit of substantially all employees. Eligible employees may contribute up to the lesser of 15% of their compensation or the maximum amount authorized by the Company ($9,240 in 1994, $8,994 in 1993, and $5,000 in 1992). In 1994 and 1992,
50% of the amount contributed by all employees was matched by the Company, up to 5% of total compensation. In 1993, contributions by "highly compensated" and "non-highly compensated" employees, as defined by the Internal Revenue Code
(IRC), were matched 25% and 50%, respectively, up to 5% of total compensation. Pursuant to Internal Revenue Service Regulation 401(k), the employees' contributions are on a pre-tax basis. For 1995, employees may contribute up to the lesser of 15% of their compensation or the maximum allowable amount under IRS regulations ($9,240).

  The amount of Company contributions made to the ESOP and charged to expense was $1,260,000, $896,000, and $830,000 in 1994, 1993, and 1992, respectively.

7.  INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1993 are as follows: (in thousands of dollars)

                                               1994       1993
                                             -------    -------
Deferred tax assets:
  Insurance and claims accruals               $6,539     $5,255
  Asset valuation allowances                   4,225      3,198
  Employee benefit plans                         318        148
  Other                                          712        626
                                             -------    -------
                                             $11,794     $9,227
                                             =======    =======
Deferred tax liabilities:
  Intangible assets                           $4,412     $4,567
  Depreciation                                 8,137      8,556
  Employee benefit plans                       1,300      1,349
                                             -------    -------
                                             $13,849    $14,472
                                             =======    =======

  Significant components of the provision for income taxes are as follows:

                                      Liability         Deferred
                                        Method           Method
                                  ------------------   ---------
                                    1994       1993       1992
                                  -------    -------    -------
Current                           $23,761    $22,561    $18,492
Deferred                           (3,190)    (2,566)    (3,188)
                                  -------    -------    -------
Total income tax expense          $20,571    $19,995    $15,304
                                  =======    =======    =======


  In addition, the Company recognized income tax benefits of $221,000, $1,420,000, and $4,535,000 in 1994, 1993, and 1992, respectively, upon the exercise by employees of non-qualified stock options. Such benefits were recognized as an increase in shareholders' equity when realized.

  The components of the provision for deferred income taxes for the year ended December 31, 1992, (prior to adoption of SFAS No. 109) are as follows:
(in thousands of dollars)

Depreciation methods                $  (871)
Employee benefit plans                  438
Asset valuation allowances             (512)
Insurance and claims accruals        (2,426)
Other items                             183
                                    -------
Total deferred taxes                $(3,188)
                                    =======

  A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                        Liability         Deferred
                                          Method           Method
                                     ----------------     --------
                                      1994       1993       1992
                                     ------     ------     ------
Statutory tax rate                    35.0%      35.0%      34.0%
State taxes                            1.2         .3          -
Federal income tax rate increase        -          .4        1.9
Other                                  (.4)        -          .2
                                     ------     ------     ------
Effective tax rate                    35.8%      35.7%      36.1%
                                     ======     ======     ======

  In connection with the acquisition of Tony Lama Company, Inc., ("Tony Lama") in 1990, the Company acquired a tax net operating loss carryforward. During 1992, the Company utilized approximately $2,945,000 of this carryforward, with a corresponding net of tax adjustment to Tony Lama's net assets' values at date of acquisition. None of the tax net operating carryforward was utilized in 1993 or 1994. Approximately $802,000 of the acquired carryforward is available to offset future taxable income. The carryforward will expire in 2004. Future utilization of such carryforward will also be recognized through adjustment of the value of acquired net assets.

  During 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of January 1, 1993, the Company recognized a one-time benefit to consolidated income of $1,106,000 for the change in accounting for income taxes from the deferred method to the liability method, as required by SFAS No. 109. As permitted under the rules, the financial statements for 1992 and prior years were not restated.

8.  FINANCIAL INFORMATION BY PRODUCT LINES

The five-year analysis of sales and operating profit from continuing operations by product lines on page 17, as it pertains to the last three years, is an integral part of the Company's consolidated financial statements. A discussion of the Company's products and business is located on pages 5-11. The following additional information is presented by industry segments: (in thousands of dollars)

                           Identifiable   Depreciation      Capital
                              Assets        Expense       Expenditures
                           ------------   ------------    ------------
        1994
Building Materials           $135,857        $ 8,616        $14,725
Footwear                      211,126          5,008          3,825
Corporate assets               22,415            228             77
Assets held for sale            5,523              -              -
                             --------        -------        -------
  Total                      $374,921        $13,852        $18,627
                             ========        =======        =======

        1993
Building Materials           $110,310        $ 8,175        $11,232
Footwear                      210,839          5,035          5,931
Corporate assets               20,008            263            115
Assets held for sale            5,523              -              -
                             --------        -------        -------
  Total                      $346,680        $13,473        $17,278
                             ========        =======        =======
        1992
Building Materials           $104,300        $ 9,005        $ 6,892
Footwear                      193,319          4,595          4,969
Corporate assets               10,974            237            145
Assets held for sale            6,615              -              -
                             --------        -------        -------
  Total                      $316,368        $13,837        $12,006
                             ========        =======        =======

  Assets held for sale relate primarily to idled facilities.

9.  LEASE COMMITMENTS

At December 31, 1994, approximate future minimum rental commitments for all noncancelable operating leases are as follows: (in thousands of dollars)

  1995             $4,519
  1996              3,635
  1997              2,939
  1998              2,169
  1999              1,337
  Thereafter          187
                  -------
                  $14,786
                  =======

  Total rent expense for all operating leases amounted to approximately $3,976,000, $3,359,000, and $3,350,000 in 1994, 1993, and 1992, respectively.

  Commitments under capital leases are not significant.

===============================================================================
                                    (PAGE 27)

REPORT OF ERNST & YOUNG LLP

Independent Auditors

Board of Directors
Justin Industries, Inc.



We have audited the accompanying consolidated balance sheets of Justin Industries, Inc., as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Justin Industries, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the financial statements, in 1993 the company changed its method of accounting for income taxes.

                                                  /S/ ERNST & YOUNG LLP

Fort Worth, Texas
January 26, 1995

===============================================================================
                                (PAGE 28 AND 29)

ELEVEN YEAR FINANCIAL SUMMARY
Years ending on December 31,                                1994         1993         1992         1991        1990         1989
                                                          --------     --------     --------     --------    --------     --------
Summary of operations: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials                                     224,213      179,740      158,808      123,004     118,943      113,662
    Footwear                                               258,796      295,191      294,459      245,346     181,370      142,707
                                                          --------     --------     --------     --------    --------     --------
                                                           483,009      474,931      453,267      368,350     300,313      256,369
                                                          --------     --------     --------     --------    --------     --------
  Operating profit:
    Building Materials                                      44,600       31,445       16,423        4,979       3,698          604
    Footwear                                                22,871       34,168       36,054       22,934      17,748       15,650
                                                          --------     --------     --------     --------    --------     --------
                                                            67,471       65,613       52,477       27,913      21,446       16,254
                                                          --------     --------     --------     --------    --------     --------
  Selected costs and expenses:
    Cost of goods sold                                     314,661      314,431      313,961      260,968     211,559      182,365
    Selling, general, and administrative                   106,814      100,465       91,695       84,167      70,666       60,251
    Interest                                                 4,058        4,005        5,214        9,482       6,815        6,402
    Depreciation                                            13,852       13,473       13,837       12,338      10,164       10,003
    Income taxes                                            20,571       19,995       15,304        5,280       3,697        2,432
                                                          --------     --------     --------     --------    --------     --------
  Income:
    From continuing operations (before
      accounting change in 1993)                            36,905       36,035       27,093        8,453       7,576        5,281
    Net income                                              36,905       37,141       27,093       19,233       7,293        7,198
                                                          --------     --------     --------     --------    --------     --------
  Income per share:
    From continuing operations (before
      accounting change in 1993)                              1.33         1.29          .98          .32         .29          .21
    Net income                                                1.33         1.33          .98          .73         .28          .28
                                                          --------     --------     --------     --------    --------     --------
  Dividends declared per share                                 .16          .16          .14         .135        .135          .10
  Capital expenditures*                                     18,627       17,278       12,006       10,666      12,646        7,405
                                                          --------     --------     --------     --------    --------     --------
Year-end statistics:  (in thousands of dollars)
  Working capital                                          185,722      185,193      164,822      151,588     147,307       97,983
  Net property, plant, and equipment                        85,460       80,270       76,544       78,750      84,653       64,261
  Total assets                                             374,921      346,680      316,368      295,947     292,923      211,308
  Long-term debt                                            65,323       88,504      100,362      116,040     124,724       56,238
  Shareholders' equity                                     221,900      188,803      155,270      127,549     111,135      106,431
Key financial ratios:
  Pre-tax profit margin (%)*                                 11.90        11.80         9.35         3.73        3.75         3.01
  Income-return on sales (%)*                                 7.64         7.59         5.98         2.29        2.52         2.06
  Return on shareholders' equity (%)*                        19.55        23.21        21.24         7.61        7.12         5.35
  Return on assets (%)*                                      10.23        10.87         8.85         2.87        3.00         2.48
  Effective income tax rate (%)*                              35.8         35.7         36.1         38.4        32.8         31.5
  Ratio of long-term debt to shareholders' equity            .29:1        .47:1        .65:1        .91:1      1.12:1        .53:1
  Ratio of total interest-bearing debt to
    shareholders' equity                                     .36:1        .49:1        .70:1        .93:1      1.14:1        .56:1
  Ratio of current assets to current liabilities             3.5:1        4.4:1        4.0:1        4.4:1       4.1:1        3.5:1
Other statistics:
  Average number of shares
    outstanding (in thousands)                              27,810       27,953       27,772       26,382      26,412       25,668
  Book value per share                                        8.15         6.95         5.75         4.92        4.31         4.15
  Dividends as a percent of net income                        11.8         11.7         13.7         17.9        47.1         35.1
  Market price of common stock:
    High                                                    16 3/4       25 3/8           19            6       5 7/8        5 5/8
    Low                                                      9 3/4       11 3/4        5 5/8        3 5/8       3 5/8        3 3/8

*Continuing Operations (before accounting change in 1993)

Note: Per share income amounts have been computed on the average number of common and common equivalent shares outstanding during each year and include preferred stock as common share equivalents. Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for 3-for-2 stock splits in 1984, 1989, and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.


ELEVEN YEAR FINANCIAL SUMMARY (Continued)

Years ending on December 31,                                1988         1987         1986         1985        1984
                                                          --------     --------     --------     --------    --------
Summary of operations: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials                                     108,864      113,204      119,104      134,454     139,750
    Footwear                                               123,455      109,662      101,195      103,892      91,525
                                                          --------     --------     --------     --------    --------
                                                           232,319      222,866      220,299      238,346     231,275
                                                          --------     --------     --------     --------    --------
  Operating profit:
    Building Materials                                       4,369        6,685        7,437       17,861      22,969
    Footwear                                                12,223       10,184        9,946        9,997       8,204
                                                          --------     --------     --------     --------    --------
                                                            16,592       16,869       17,383       27,858      31,173
                                                          --------     --------     --------     --------    --------
  Selected costs and expenses:
    Cost of goods sold                                     164,596      154,600      148,503      158,231     153,172
    Selling, general, and administrative                    54,590       53,590       57,682       53,565      48,751
    Interest                                                 4,574        4,369        4,140        4,975       4,347
    Depreciation                                            10,263       10,152       10,218        8,839       8,236
    Income taxes                                             2,696        3,121        4,131        8,980      10,200
                                                          --------     --------     --------     --------    --------
  Income:
    From continuing operations (before
      accounting change in 1993)                             5,954        7,382        5,843       16,131      13,861
    Net income                                               7,469          752        5,033       15,050      13,720
                                                          --------     --------     --------     --------    --------
  Income per share:
    From continuing operations (before
      accounting change in 1993)                               .24          .29          .22          .61         .52
    Net income                                                 .30          .03          .19          .57         .52
                                                          --------     --------     --------     --------    --------
  Dividends declared per share                                 .09          .09          .09          .09        .065
  Capital expenditures*                                      8,681        4,540        5,922       30,047      11,987
                                                          --------     --------     --------     --------    --------
Year-end statistics:  (in thousands of dollars)
  Working capital                                          105,114       90,206       87,407       78,873      67,421
  Net property, plant, and equipment                        67,682       75,205       80,362       84,743      62,357
  Total assets                                             214,403      219,013      224,608      231,119     199,863
  Long-term debt                                            69,590       70,509       69,489       68,089      64,154
  Shareholders' equity                                      98,687       92,938       96,321       95,382      84,053
Key financial ratios:
  Pre-tax profit margin (%)*                                  3.72         4.71         3.47        10.54       10.40
  Income-return on sales (%)*                                 2.56         3.31         2.08         6.77        5.99
  Return on shareholders' equity (%)*                         6.41         7.66         4.81        19.19       18.34
  Return on assets (%)*                                       2.75         3.33         2.01         7.49        7.43
  Effective income tax rate (%)*                              31.2         29.7         40.0         35.8        42.4
  Ratio of long-term debt to
    shareholders' equity                                     .71:1        .76:1        .72:1        .71:1       .76:1
  Ratio of total interest-bearing debt to
    shareholders' equity                                     .73:1        .79:1        .75:1        .77:1       .82:1
  Ratio of current assets to current liabilities             3.9:1        2.9:1        2.8:1        2.4:1       2.6:1
Other statistics:
  Average number of shares
    outstanding (in thousands)                              25,134       25,408       26,218       26,358      26,640
  Book value per share                                        3.98         3.76         3.78         3.71        3.25
  Dividends as a percent of net income                        29.5        296.7         45.5         15.3        12.7
  Market price of common stock:
    High                                                     3 5/8        3 7/8        4 5/8        4 5/8       3 1/2
    Low                                                      2 5/8        2 1/4        2 7/8        3 1/8       2 1/2

*Continuing Operations (before accounting change in 1993)

Note: Per share income amounts have been computed on the average number of common and common equivalent shares outstanding during each year and include preferred stock as common share equivalents. Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for 3-for-2 stock splits in 1984, 1989, and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.

===============================================================================
                                    (PAGE 30)

SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held on Friday, March 17, 1995, at the Fort Worth Club Building, twelfth floor, 306 West Seventh Street, Fort Worth, Texas, at 10:30 a.m. All shareholders are cordially invited to attend and are urged to be represented by proxy if unable to attend.

DIVIDEND REINVESTMENT AND SHAREHOLDER SAVINGS PROGRAM

Any shareholder of record may have dividends automatically reinvested, or make voluntary investments in the company's common stock through a service offered by Society National Bank. For additional information, contact Vice President Finance, Justin Industries, Inc., P. O. Box 425, Fort Worth, Texas 76101 (817) 336-5125; or Society National Bank, c/o KeyCorp Shareholder Services, Inc., 1201 Elm Street, Suite 5050, Dallas, Texas 75270 (800) 527-7844 or (214) 871-8844.

FORM 10-K/10-Q

Investors who wish to receive a copy of the companyOs annual report on Form 10-K or quarterly 10-Q reports filed with the Securities and Exchange Commission, or other shareholder mailings, may obtain them upon request to Investor Relations, Justin Industries, Inc., P. O. Box 425, Fort Worth, Texas 76101 (817) 336-5125.

STOCK LISTING

Justin Industries, Inc., common stock is traded over the counter using the symbol OJSTN.O Justin Industries common stock is included in the Nasdaq National Market System.

STOCK TRANSFER AND DIVIDEND DISBURSING AGENT

Society National Bank, c/o KeyCorp Shareholder Services, Inc., 1201 Elm Street, Suite 5050, Dallas, Texas 75270 (800) 527-7844 or (214) 871-8844.

INDEPENDENT AUDITORS

Ernst & Young LLP, 500 Throckmorton Street, Suite 2200, Fort Worth, Texas 76102.

EXECUTIVE OFFICES

Justin Industries, Inc., 2821 West Seventh Street, Fort Worth, Texas 76107 (817) 336-5125.

QUARTERLY FINANCIAL DATA

The following table presents summarized quarterly operating results for the two-year period ending December 31, 1994.

Unaudited - In thousands, except per share data

                                                     QUARTER ENDED
                     ------------------------------------------------------------------------------
                                      1994                                    1993
                     --------------------------------------  --------------------------------------
                         3/31      6/30      9/30     12/31      3/31      6/30      9/30     12/31
                     --------  --------  --------  --------  --------  --------  --------  --------
Net sales            $109,891  $114,894  $119,692  $138,532  $110,105  $116,068  $118,328  $130,430
Gross profit           36,995    41,149    43,173    47,031    34,176    38,868    41,740    45,716
Income before
  cumulative effect
  on prior years
  of change in
  accounting for
  income taxes          6,669     9,452     9,440    11,344     5,626     7,864     9,806    12,739
Net income              6,669     9,452     9,440    11,344     6,732     7,864     9,806    12,739

Per share:
  Before cumulative
    effect on prior
    years of change in
    accounting for
    income taxes          .24       .34       .34       .41       .20       .28       .35       .46
  Net income              .24       .34       .34       .41       .24       .28       .35       .46
Dividends paid            .04       .04       .04       .04      .035       .04       .04       .04


MARKET MAKERS
as of January 26, 1995

Bear, Stearns & Co., Inc.
Dean Witter Reynolds, Inc.
Equitable Securities Corp.
First Southwest Company
Gruntal & Co., Inc.
Herzog, Heine, Geduld, Inc.
Jefferies & Co., Inc.
Mayer & Schweitzer, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Nash, Weiss & Co.
PaineWebber, Inc.
Parker/Hunter, Inc.
Principal Financial Securities, Inc.
Rauscher Pierce Refsnes, Inc.
Sherwood Securities Corp.
Smith Barney Shearson, Inc.
Southwest Securities, Inc.
Troster Singer Corp.


MARKET PRICE
OF COMMON STOCK

                     Price
 Year     -----------------------------
Quarter    High        Low       Close
 1992
  1       10 1/2      5 5/8      9 5/8
  2       14 1/4      9         12 3/8
  3       14 1/2     11 5/8     12 1/4
  4       19         11 7/8     18 1/2
 1993
  1       25 3/8     17 5/8     24 3/4
  2       24 7/8     16 1/2     17 1/2
  3       22 1/4     15         18
  4       19         11 3/4     14 3/4
 1994
  1       16 3/4     13         14
  2       15         11 1/2     12
  3       13 3/4     10         12 7/8
  4       13 3/4      9 3/4     11 7/8

===============================================================================
                                    (PAGE 31)

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

JOHN V. ROACH
Chairman and Chief Executive Officer of
Tandy Corporation

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

J. T. DICKENSON
President and Chief Operating Officer

RICHARD J. SAVITZ
Vice President Finance and Treasurer

JON M. BENNETT
Vice President Administration and Secretary

EDWARD L. STOUT, JR.
Vice President Brick Operations

FRANK A. SCIVETTI
Vice President Footwear Operations

JUDY B. HUNTER
Controller

W. O. BURROUGH
Assistant Treasurer

===============================================================================
                                    (PAGE 32)

                             MANUFACTURING LOCATIONS

(Illustrated map showing manufacturing locations)

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

TRADEWINDS TECHNOLOGIES, INC.
     Phoenix, Arizona

FEATHERLITE BUILDING PRODUCTS CORPORATION
  Concrete Block
     Abilene, Texas
     Amarillo, Texas
     Austin, Texas
     Beaumont/Port Arthur, Texas
     Dallas, Texas
     El Paso, Texas
     Lubbock, Texas
     San Antonio, Texas
  d/b/a/ VOLCANIC CINDER COMPANY
  Volcanic Cinders
     New Mexico
  d/b/a/ TEXAS QUARRIES
  Arthitectural Stone
     Cedar Park, Texas

JUSTIN BOOT COMPANY
     Fort Worth, Texas
     Cassville, Missouri (2)
     Sarcoxie, Missouri
     Carthage, Missouri

NOCONA BOOT COMPANY
     Nocona, Texas

TONY LAMA COMPANY
     El Paso, Texas

NORTHLAND PUBLISHING COMPANY, INC.
     Flagstaff, Arizona

===============================================================================
                               (INSIDE BACK COVER)

(Partial picture of USA flag.)

This report was designed by Northland Publishing, a Justin Company. Primary photographer Britt Stokes, Acme Brick Co.

===============================================================================
                                  (BACK COVER)

(Picture of boots, brick, building block and glass block.)

JUSTIN INDUSTRIES, INC.
2821 WEST SEVENTH STREET/BOX 425
FORT WORTH, TEXAS 76101/(817)336-5125