Form 10-K405, Exhibit 13
period 1995-12-31
JUSTIN INDUSTRIES INC
filed 1996-03-20
CIK 54182

(FRONT COVER - Picture of boot, brick and building block.)

                                JUSTIN INDUSTRIES

                                  ANNUAL REPORT

                                      1995



                        AN ENDURING TRADITION OF QUALITY

================================================================================

(INSIDE FRONT COVER)

CONTENTS
Letter to Shareholders, 2
Report on Operations, 5
Management's Discussion and Analysis, 13
Consolidated Financial Statements, 18
Eleven-Year Financial Summary, 28
Shareholder Information, 30
Directors and Officers, 31
Manufacturing Locations - Map, 32


FINANCIAL HIGHLIGHTS
                                               1995        %        1994        %       1993         %
                                                        Change               Change               Change
---------------------------------------------------------------------------------------------------------
Net Sales                                    $461,448   -   4.5   $483,009  +   1.7   $474,931   +   4.8
Income (before change in accounting*)          25,651   -  30.5     36,905  +   2.4     36,035   +  33.0
Net Income                                     25,651   -  30.5     36,905  -    .6     37,141   +  37.1
Earnings Per Share (before change in              .94   -  29.3       1.33  +   3.1       1.29   +  31.6
accounting*)
Earnings Per Share                                .94   -  29.3       1.33     -          1.33   +  35.7
Return on Shareholders' Equity*                 11.6%   -  40.5      19.5%  -  15.9      23.2%   +   9.4
Capital Expenditures                           26,020   +  39.7     18,627  +   7.8     17,278   +  43.9
Working Capital                               181,385   -   2.3    185,722  +    .3    185,193   +  12.4
Total Assets                                  376,409   +    .4    374,921  +   8.1    346,680   +   9.6
Long-Term Debt                                 57,137   -  12.5     65,323  -  26.2     88,504   -  11.8
Shareholders' Equity                          236,489   +   6.6    221,900  +  17.5    188,803   +  21.6
Book Value Per Share                             8.88   +   9.0       8.15  +  17.3       6.95   +  20.9
Cash Dividends Per Share                          .16      -           .16     -           .16   +  14.3
Average Number of Shares Outstanding           27,411   -   1.4     27,810  -    .5     27,953   +    .7
---------------------------------------------------------------------------------------------------------
* before cumulative effect on prior years of                          in thousands, except per share data
  change in accounting for income taxes

================================================================================

(PAGE 1)

1995

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

================================================================================

(PAGE 2)

TO OUR SHAREHOLDERS,

January 24, 1996

This was a very challenging year for Justin Industries. While net income of $25.7 million ($.94 per share) was the fourth highest in our history, it was below our expectations. Revenues of $461.4 million were also less than we had hoped for.

     We are quite pleased with the achievements of our Building Materials companies, spearheaded by Acme Brick Company and Featherlite Building Products Corporation. Both companies were able to capitalize on their strengths as leaders in the brick and block manufacturing industries, with strong unit sales and solid prices adding up to an excellent year.

     For our Footwear segment, 1995 was not a benchmark year. Reduced levels of consumer spending across the spectrum of retail business took a toll on western boots, along with apparel, consumer electronics, and a myriad of other products. Adding to the dilemma, rising raw material costs narrowed our margins, which were already affected by an excess of footwear products competing for a reduced amount of consumer dollars. We have curtailed production in order to maintain appropriate levels of inventory to service our dealers' needs and will continue to monitor demand and adjust our output through 1996, conceivably through further consolidation of manufacturing facilities.

     The western boot business, while performing below our hopes in 1995, is far from extinct. Unit sales, although tracking below the peak years of 1992-93, were substantially ahead of the trough of the last down-cycle, due to the broadening of the market for this universally appealing footwear.

     The consolidation of administrative activities in the Footwear segment is now coming to full fruition, and the final result will achieve our major objectives of reducing overhead expenses and improving our service to customers. We expect that 1996 will see these objectives fully realized, and appreciable cost reductions will accrue.

     Acme Brick Company's newest brick plant will open in 1996, at the site of the "Mother Church" at Bennett Community near Millsap, Parker County, Texas, about forty-five miles west of Fort Worth. It was on these acres that George Bennett, founder of Acme Brick, discovered a valuable deposit of shale and began producing high- quality brick in 1891. Acme's new plant will feature the longest tunnel kiln continuous feed process west of the Mississippi, adding 8 percent to the company's total production and helping to assure our dominant position in the North Texas market for quality building material.

     Featherlite Building Products Corporation will undertake a major expansion and reconfiguration of its Dallas Block Plant, adding new buildings and forming equipment to enable the company to produce a wider range of products, including paving block, at improved efficiency. Located in West Dallas, the plant has a long record of success, and, upon completion of this additional investment, will be prepared to compete even more vigorously for a wider range of building products sales.

     Featherlite's products, including its unique Texas Quarries limestone, will be featured in the performing arts center now under construction in downtown Fort Worth. This center is the only such facility under construction in the world at this time and when completed will be a jewel in the crown of North Texas.

     Justin Industries' already solid financial position strengthened further in 1995, with shareholders' equity growing 7 percent to $236.5 million and total interest-bearing debt declining 7 percent to $73.6 million at year-end. These improvements were realized while spending $7.3 million to acquire 677,000 shares of treasury stock.

================================================================================

(PAGE 3)

(Picture of John Justin and J. T. Dickenson)

     The value of our common stock, as measured by market trading during 1995, has been quite restrained, no doubt because of the limitation on our growth rates. We are certainly desirous of seeing higher market prices for our stock, along with paying regular dividends to our investors. We strongly believe that shareholder value will be enhanced by careful attention to our long-range plans, which include maintaining strength in our balance sheet, investing wisely in capital assets for future growth, and continuing to develop the new products and services that will be required for the markets of 1996 and beyond.

     For 1996, we do not have a great deal of optimism that we will grandly exceed 1995's financial performance. Early reports from western-wear markets are that retailers were generally disappointed with the level of holiday sales, compared to past years when sales boomed during the Christmas period, and consequently will be filling shelf space at a reduced level.

     On the positive side, if interest rates remain at an attractive level for builders and home buyers and demand for housing continues, our building materials companies should continue to enjoy good results. But all of the early part of 1996, and probably the ensuing many months, will depend on reasonable solutions to political struggles and the following presidential campaign and election. Much of your company's future will be determined by these upcoming economic and political events.

     We thank you for your investment in the Company and for your confidence in its management team. And finally, we express our continued gratitude to our excellent employees and our board of directors.


/S/ John Justin
JOHN JUSTIN
Chairman and Chief Executive Officer


/S/ J. T. Dickenson
J. T. DICKENSON
President and Chief Operating Officer


================================================================================

(PAGE 4)

(Picture of brick and block)

================================================================================

(PAGE 5)

Report on Operations

BUILDING MATERIALS


Acme Brick Company
American Tile Supply Company
Featherlite Building Products Corp.
Tradewinds Technologies, Inc.


Justin Industries' Building Materials segment was again the major profit contributor for the Company in 1995. Improved levels of commercial construction helped offset a slower year in home building, enabling this division to post outstanding earnings, almost equal to the record high set in 1994.


ACME BRICK COMPANY'S primary sales territory experienced a decline in residential construction in 1995. Historically, a drop in construction forces downward pressure on selling prices of building materials, and while unit brick shipments fell approximately 10 percent in 1995, Acme was able not only to maintain but actually increase average prices modestly during the year. As a result, Acme had the second most profitable year in its 104-year history, narrowly missing the all-time record established in 1994.

     In 1995, Acme continued efforts to establish intrinsic value for its products, contributing to the company's strong performance this year. Acme's long-term commitment to home builders and home buyers was reinforced by the continuing program of imprinting brick with the Acme logo and by introducing their exclusive One Hundred Year Limited Guarantee. Radio and print ads, billboards, numerous point-of-sales materials, and elaborate presentation packets featuring football star Troy Aikman were used to introduce the guarantee in Acme's major markets. Additionally, a successful publicity campaign placed Acme's message in twenty-four regional and national publications, and customers can now access additional information about Acme Brick Company at its Internet address, http://www.eden.com/acmebrick.

     Acme also took a leading role in a Texas-wide brick marketing council program educating consumers on the impermanence of certain competitive building materials. Also in 1995, Acme's team of registered engineers gave over two hundred presentations to universities and architectural firms on the latest technology in masonry construction.

     Construction of the new state-of-the-art brick plant at Bennett, Texas, progressed well in 1995. With start up scheduled for late April 1996, this plant will add 8 percent to Acme's total capacity.

     Periodic kilns are used to produce about one-fifth of Acme's brick output, with the remainder produced from continuous process tunnel kilns. While the periodic kiln technology is used primarily in older plants, it enables the production of unique brick products that yield premium prices and also have the capability to remain cost effective even at widely varying levels of production. New programmable logic controllers and simplified combustion systems have been developed and recently installed in these plants to improve fuel efficiency, safety, and overall performance.

     One of the company's goals is to use applied technology, wherever possible, and this year that resulted in the incorporation of new raw material analysis equipment. Similar equipment has been installed at the research and production service facility in Denton, Texas, and is enabling evaluation of new and prospective raw materials, and the control and quality assurance of existing raw materials and product mixes. Also, at the Denton laboratory, a new software system has been installed that greatly improves analysis of clay reserves and assists in the development of efficient mining plans for clay withdrawal.

================================================================================

(PAGE 6)

(Picture of brick)

     New maintenance systems were installed at most plants during 1995 to improve efficiency and lower costs. These systems monitor repair expenses and schedule preventive maintenance for individual pieces of equipment.

     The company continued its outstanding safety performance in 1995, setting the pace for the brick industry. Acme's incidence of lost-time injuries is dramatically better than the national average. Not only do the company's employees have a working environment with minimal risk of injury, but the company realizes cost savings from the continuing focus on safety.

     Acme Brick Company has closely followed its long range strategic plan and eagerly anticipates the challenges of 1996 and following years.


AMERICAN TILE SUPPLY COMPANY completed its first full year as a member of the Justin Industries' Building Materials family. Acquired in August 1994, American Tile offers the largest selection of premier domestic and European tile in the Southwest. To expand its leadership role, two new sales locations have been opened in Houston, giving the company its first entry into that large market.
In addition, property was purchased in far-north Houston for the construction of another sales facility. Also in 1995, a new distribution location was opened in the Fort Worth-Dallas area, bringing the total number of sales locations in operation to seventeen.

     The first phase of an inventory stocking system for smaller markets was begun in 1995 when American Tile acquired a unique delivery vehicle. Currently used on a scheduled route from West Texas to Louisiana, the forty-five-foot-long trailer is equipped with vinyl sides that open accordion-style to allow easy off-loading of inventory. This new delivery concept allows smaller sales offices to offer a wider selection of tile with delivery time of only a few days.

     The outlook for growth in the tile business is very good. While still behind worldwide average use, the United States' tile usage per capita has doubled since the early 1980s and is expected to continue growing. American Tile Supply is well positioned to take advantage of this anticipated growth.


FEATHERLITE BUILDING PRODUCTS CORPORATION recorded another year of sales and earnings growth in 1995. With the continued strong commercial construction market, most of Featherlite's production facilities operated at historically high levels. Optimum production rates, along with improved prices, led to record earnings.

     The company is dedicated to upgrading its facilities in order to meet both the growth potential of its markets and to achieve greater manufacturing efficiency and flexibility. Featherlite completed the installation of a new, fully automated plant at its location just north of Austin in Round Rock, Texas, in 1995. This new plant has proven to be much superior to non-automated facilities in operating ease and efficiency. In 1996, a major expansion will begin at the Dallas location with the installation of a state-of-the-art facility capable of producing a variety of concrete masonry products including block, pavers, and landscape products. This expansion will position Featherlite to continue its dominance in the Fort Worth-Dallas concrete block market and to aggressively market other, more profitable, specialty concrete products.

================================================================================

(PAGE 7)

(Picture of concrete building block)

     Texas Quarries, Featherlite's architectural limestone division, also had an outstanding year in 1995. The quality of workmanship of Texas Quarries limestone is the focus of its employees, and Texas Quarries' products are the standard by which others are judged. Capital improvements in equipment and facilities in recent years helped to enhance the already excellent quality of its product and to expand volume potential. Those improvements allowed this operation to craft over 50 percent more stone than in any previous year. With good backlogs going into 1996, Texas Quarries is poised for another excellent year.

     Featherlite completed the third year of its Total Quality Management program. With the help of ad hoc committees comprised of employees and management working together, many goals were reached in 1995 that helped Featherlite attain the success it has enjoyed. Featherlite and its employees are committed to the quality of its products, services, and total operations.


TRADEWINDS TECHNOLOGIES, INC.'s evaporative cooler sales in both the wholesale and retail segments were hampered by unusually cool weather in 1995. With lower revenues, profits dipped slightly for the year. Product quality, durability, and ease of maintenance continue to be important in the consumer's buying decision, however, and for these reasons Tradewinds coolers continue to gain market acceptance.

     Responding to requests from contractors and homeowners, a new residential model, the TS571 large side-draft, was introduced in 1995. This product opens a new market segment in large residential and commercial projects requiring side-draft units with higher output. Tooling was completed in February and first-year sales were on target. Also during the year, further product development continued for the single inlet evaporative cooler, resulting in a sturdier and easier-to-assemble design.

     Tradewinds continued its aggressive advertising, telemarketing, and direct mail campaigns, which have strengthened the Tradewinds brand recognition in all markets. Specifications have been written for several large public sector and privately owned projects for 1996

     Tradewinds expects to be well positioned for growth in unit sales and profitability in 1996 because of quality products and expansion in retail outlets within key markets, as well as enhancement of the product line.

================================================================================

(PAGE 8)

(Picture of boots)

================================================================================

(PAGE 9)

(Picture of boot)

Report on Operations

FOOTWEAR


Justin Boot Company
Nocona Boot Company
Tony Lama Company
Chippewa Shoe Company


Justin Industries' Footwear group experienced its second consecutive year of revenue declines. Hoped-for improvements in business conditions did not materialize, and margins were negatively affected by the reduced sales volume and the expense of reorganizing production facilities and administrative functions.

     As 1995 unfolded, it became increasingly apparent that retail apparel sales could be expected to decline over the course of the year. This trend was particularly noticeable in the "big ticket" segment of apparel, of which western boots are a part. Industry-wide sales of boots and other apparel continued to edge downward as western specialty shops experienced a decrease in consumer spending. Justin Industries' Footwear group, however, was able to maintain or improve its market share.

     The outlook for 1996 is encouraging, as there has been renewed interest in western apparel and accessories, not only domestically, but also in the European market. Trends in Europe generally foretell fashions in the United States. There is a developing trend in the ladies' market as fashion editors and designers incorporate the "western look" in layouts where the models display western boots with upscale, non-western attire. Exposure is also coming from traditionally non-western designers who are using western accessories with their clothing lines.

     Western boots have become a staple part of the casual wardrobe of fashion-conscious individuals; therefore, the downturn the Footwear operations experienced over the last two years is considered to be temporary, and should turn around as the divisions continue to produce boots with the highest standards of quality, up-to-date styling, and competitive pricing.

     Each of Footwear's branded boot divisions -- Justin, Nocona, and Tony Lama -- is seeking to make the most of existing markets by continuing to diversify into new product categories and new market niches. The Tony Lama division has introduced a line of children's cowboy boots that has been well received, and complements the established line of Justin children's ropers and lacers.

================================================================================

(PAGE 10)

(Picture of boots)

================================================================================

(PAGE 11)

(Picture of boot)

     The Justin division has further developed a category of functional and casual footwear, with a variety of styles of "Specialty Ropers and Lacers" designed to capture a share of the fastest growing segment of the boot business. In addition, Justin has been focusing on assisting retailers with visual merchandising by providing more sophisticated fixtures, intended to better display products at the critical point of sale, as well as differentiating and highlighting Justin's own brands.

     At Nocona, the introduction of the new "Fit Wall" concept has been exceptionally successful. As the smallest division in the Footwear group, Nocona has been disadvantaged by a relative lack of shelf space, a less-than-adequate representation of styles, and lower visibility. The Nocona Fit Wall "store within a store" enables a retailer to purchase at least one pair of every style boot, to be displayed along with samples of every size (from 3AAA to 15EEE), in one section of the store. Consumers are then able to select the styles of their choice in their own particular sizes, with delivery guaranteed within three weeks. This marketing effort has moved the Nocona brand to the forefront of the thirty-nine stores that were utilizing this technique by the end of 1995, and has resulted in increased sales of Nocona boots in each of these locations. In 1996, 111 additional independently owned stores are scheduled to begin using the "Fit-Wall" concept.

     Sales of Footwear products in Europe have thus far been short of expectations. However, the company continues to believe that the market has very good potential, and therefore more aggressive advertising and promotional programs are planned for 1996. Moreover, the marketing thrust that has previously been focused entirely on fashion issues has been expanded. There is significant equestrian activity in Europe, particularly in Germany, Italy, and France. Initial incursions into these markets have been encouraging, and the company intends to develop this opportunity further.

     Footwear operations reacted to the slowdown in mainstream retail by reducing production and employee levels at the plants in 1995. Inventory levels were lowered during the year and a key goal is to further improve inventory turnover by matching production of finished goods to consumer demand in 1996.

     While western boots experienced declines in unit shipments in 1995, sales of Chippewa shoe products were relatively unchanged from 1994. Chippewa has been able to generate demand by positioning the brand as the premier quality utilitarian footwear available in the market today. Chippewa's marketing efforts have emphasized outdoor lifestyles. New product programs have been developed for 1996 to expand the line and increase business.

     The administrative consolidation of Footwear operations started in 1994 was completed in late 1995, and the efficiencies gained by eliminating redundant activities will benefit the Company's future earnings through reduced overhead expenses. Analysis of other activities is ongoing to develop further cost savings and improve all aspects of Footwear operations.

================================================================================

(PAGE 12)

(Picture of brick, block, and boots)

================================================================================

(PAGE 13)

(Graph of Net Sales by Line of Business)

MANAGEMENT'S DISCUSSION AND ANALYSIS


Following five consecutive years of increased profitability, earnings for Justin Industries declined in 1995, as both of the Company's business segments, Building Materials and Footwear, experienced lower profitability. While the Building Materials' profits were only 6% below the record high of 1994, Footwear's declined about 60% from the previous year, as weak consumer spending on apparel and similar goods depressed sales of western boots. Footwear earnings were also impacted by costs associated with the now-completed reorganization of administrative functions and workforce reductions. Net income of $25.7 million, while less than the previous three years, was the fourth highest in the Company's history.

Operations

Consolidated net sales in 1995 were $461.4 million, a decrease of 4.5% from 1994. Revenues of $483 million in 1994 were 1.7% above those of 1993.

     In the Building Materials segment, revenues in 1995 increased for the seventh consecutive year to $240.1 million, a new high. This amount was 7.1% greater than 1994 net sales. Total Building Materials sales in 1994 of $224.2 million were 24.7% above 1993. The Building Materials group includes Acme Brick Company and its subsidiary American Tile Supply Company (acquired in August
1994), along with Featherlite Building Products Corporation and Tradewinds Technologies, Inc. Net sales at Acme (including American Tile) increased 7.4% in 1995 from 1994 due to the inclusion of American Tile revenues for a full year, versus only five months in 1994. Acme's revenues would have declined 6.6% in 1995 had American Tile been excluded in all years. In 1995, Acme sold 10.3% fewer brick than in 1994 due to lower levels of residential construction in its market areas. The average selling price, however, was 3.6% greater in 1995 than 1994. Sales of purchased products at Acme (excluding American Tile) declined 4% in 1995. Acme's total revenues in 1994 were 26.7% above 1993. Of this increase, 16.1% related to existing operations, with the remainder resulting from the acquisition of American Tile. Among the components of Acme's 1994 revenue growth were unit brick sales gains of 6.2%, growth in the average selling price of 7.7%, and an almost 20% gain in the sale of purchased products (excluding American Tile).

     Featherlite's revenues increased 7.6% in 1995, following a 19.3% gain in 1994. Featherlite has benefited from increasing levels of commercial construction in Texas. Gains in both years are attributable to increased revenues of all product lines, which include concrete block, cut limestone, and purchased products. In addition, the average selling price of concrete block products has increased in each of the last two years.

     Tradewinds sold fewer evaporative coolers in 1995 as wet weather conditions prevailed for much of their selling season, resulting in a 6% decline in sales. Tradewinds represents only 2% of segment revenues.

     Footwear revenues declined to $221.4 million in 1995, down 14.5% from 1994's net sales of $258.8 million. Sales in 1994 were 12.3% below the record high of $295.2 million set in 1993. In 1995, unit sales of footwear products were 19.8% below those of 1994, while the average selling price increased 6.5% in 1995.

================================================================================

(PAGE 14)

(Graph of Income from Continuing Operations)

(Graph of Net Income)

     Unit shipments in 1994 were approximately 15% less than 1993, while the average selling price in 1994 increased 2.5% over that of 1993. The western boot business is not only seasonal in nature, but is also cyclical in that sales are subject to trends in men's and women's fashions as well as consumer spending patterns in general. Since mid-1993, sales of the Company's footwear products have declined on a quarterly as well as annual basis. The slowness has been in all western boot lines, with a greater reduction in the more fashion-sensitive ladies' segment. As noted above, average selling prices have increased since 1993. Changes in the product mix have brought about higher average prices as the percentage of exotic skin boot sales has grown.

     Justin Industries' Building Materials business operates primarily in a seven-state region in the central and southwestern United States, while Footwear segment sales are made to customers nationwide.

     As a percentage of sales, cost of sales was 65.2% in 1995, compared to 65.1% in 1994 and 66.2% in 1993. Consolidated gross profit margins were relatively unchanged in 1995 from 1994 because of the higher percentage of Building Materials sales in 1995; however, individually the two business segments realized lower gross margins in 1995. Gross profit margins in the Building Materials segment were 41.2% in 1995, 41.7% in 1994, and 39.4% in 1993. Product mix is a major factor in margin fluctuation. Brick is the highest margin product in the Company, and although gross profit margins in the brick business were higher in 1995 due to the above-mentioned pricing gains, brick revenues decreased both in actual dollars and as a percentage of Building Materials sales, as Featherlite reached new revenue highs and American Tile Supply contributed twelve months of revenues versus only five in 1994. Featherlite's margins also improved in 1995 as concrete block were sold at higher average prices than in the previous year. The overall improvement in the Building Materials' gross profit margin in 1994 from 1993 was due to significant brick volume and pricing gains at Acme, resulting from increased levels of residential construction. Acme's manufacturing costs have remained about the same over the last three years as production levels have been at or near capacity. In 1994, Featherlite's gross profit margin was less than in 1993 due to product mix and higher maintenance costs. Tradewinds' margins declined slightly in 1995 due to volume.

     Footwear gross profit margins were 27.9% in 1995, 29.0% in 1994, and 30.3% in 1993. As revenues have declined over the last two years, production levels have been lowered. As a result, gross profit margins have been adversely affected. In addition, 1995 margins were impacted by approximately $700,000 in costs incurred with the reconfiguration of the Fort Worth Justin Boot plant. Expenses were related to the temporary closure of the plant, workforce reductions, and changes to production lines to accommodate more efficient manufacturing techniques.

     Selling, general, and administrative expenses as a percentage of net sales were 25.0% in 1995 versus 22.1% in 1994. The total of these expenses increased approximately $8.6 million in 1995 from the prior year. Approximately $6 million of the increase resulted from including American Tile for the full year versus the five months in 1994. Also in 1995, advertising costs were $2.8 million more than in 1994, and the Footwear segment spent approximately $2 million in 1995 to complete the consolidation of administrative departments. Footwear sales commissions were lower in 1995 because of reduced volume. The increase in selling, general, and administrative costs in 1994 from 1993 was primarily due to the August 1994 acquisition of American Tile and general inflation. In addition, approximately $500,000 of costs were incurred in 1994 in connection with the Footwear administrative consolidation.

================================================================================

(PAGE 15)

(Graph of Capital Expenditures)

(Graph of Interest-Bearing Debt)

     Due to the decrease in interest rates during 1995, the discount rate used to determine the Company's pension obligations as of December 31, 1995, and the related expense for 1996, has been reduced. The effect on 1996 income should be minimal, however, due to the higher-than-expected return on assets in 1995.

     Interest expense in 1995 was $5.03 million, compared to $4.06 million in 1994 and $4 million in 1993. Interest rates on most of the Company's borrowings are based on short-term money market indices, and while total interest-bearing indebtedness has declined almost $36 million since 1992, interest rates have risen as the Federal Reserve Bank adjusted the discount rate. As a result, the Company's average effective interest rate was 6.3% in 1995 compared to 4.7% in 1994 and 3.9% in 1993. Note 4 to the Consolidated Financial Statements on page 22 describes the Company's borrowing arrangements.

     Income tax expense, as a percentage of pre-tax income, was 36.2% in 1995, 35.8% in 1994, and 35.7% in 1993. The federal statutory rate was 35% for all three years. See Note 7 to the Consolidated Financial Statements on page 25 for a reconciliation of the actual tax rate to the federal statutory tax rate and other information relating to income tax.

     In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement, issued in 1992, established new financial accounting reporting standards for the effect of income taxes that result from the Company's activities during the current and preceding years. A credit to net income of $1.106 million was realized in 1993, resulting from the cumulative effect of the change in accounting for income taxes under the new statement.

     The table on page 30, Quarterly Financial Data, presents summarized operating results for each quarter in the two years ended December 31, 1995. The Company's businesses are seasonal in nature, with Building Materials operations generating greater activity in the second and third quarters and Footwear operations accelerating in the third and fourth. As a result, first quarter earnings are generally the lowest, with the fourth quarter usually producing the highest. In 1995, each three-month period's earnings were less than the comparable 1994 quarter, as Footwear profitability was down due to weaker revenues.

     The Company's Building Materials operations are dependent on levels of construction activity which are influenced somewhat by interest rates. Changes in interest rates therefore can affect the Company's future earnings prospects.

     Inflation has not had a significant impact on the Company's operations in recent years; however, the Company attempts to recover any cost increases through improvements to its manufacturing processes and through increases in price where competitively feasible.

================================================================================

(PAGE 16)

(Graph of Shareholders' Equity)

(Graph of Book Value Per Share)

Financial Condition, Liquidity and Capital Resources

The Company's financial condition strengthened further in 1995 due to another solid earnings performance, as well as to continued focus on the goal of leverage ratio improvement through reduced borrowings and equity growth. In 1995, borrowings were lowered $5.7 million, and equity increased $14.6 million. As a result, the ratio of total interest-bearing debt to shareholders' equity declined to .31:1 at December 31, 1995, from .36:1 a year earlier. The ratio of long-term debt to equity was lowered from .29:1 at December 31, 1994, to .24:1 at year-end 1995.

     The Balance Sheet Trends table on page 17 reflects the percentage relationship of the major asset, liability and equity accounts to total assets. In 1995, total assets increased .4% to $376.4 million. Working capital of $181.4 million at December 31, 1995 was $4.3 million less than a year ago, although the current ratio improved to 3.6:1 from 3.5:1 at year-end 1994.

     Net cash provided by operating activities totaled $37.8 million in 1995, compared to $45.7 million in 1994 and $42.8 million in 1993. In addition to paying down debt, significant usages in 1995 included capital additions, treasury stock purchases, and cash dividends. The company spent $26 million in 1995 for fixed asset additions. Approximately 70% of these expenditures were by Acme Brick for upgrading production equipment and distribution facilities, as well as initial construction costs for its new plant west of Fort Worth. Approximately $11 million will be spent in the first half of 1996 to complete the new brick plant. During the year, the company spent $7.3 million to purchase 677,000 shares of treasury stock pursuant to a one-million-share repurchase program. Dividends for the year were unchanged from 1994 at $.16 a share and totaled $4.3 million.

     The Company's primary source of cash is from operations. In addition, the Company has credit facilities available from commercial banks. The Company believes that its borrowing arrangements are adequate to support its requirements for the foreseeable future. During 1995, the Company reduced its revolving credit facility from $72 million to $52 million. Unused lines of credit available to the Company at December 31, 1995, were approximately $50 million.

Backlogs

The Company maintains information on sales backlogs in order to plan for future production levels and to project sales volume. At December 31, 1995, the backlog for clay brick was $16.5 million, compared with $21.2 million at year-end 1994. The sales backlog for Footwear products at year-end 1995 was $8.3 million, compared with $13.0 million in 1994.

================================================================================

(PAGE 17)

Balance Sheet Trends

Percent of Total Assets

ASSETS:                             1995    1994    1993    1992    1991
------------------------------------------------------------------------
  Receivables                        21%     22%     22%     26%     24%
  Inventories                        42      43      42      41      41
  Property, plant, and equipment     26      23      23      24      27
  All other assets                   11      12      13       9       8
                                   -----   -----   -----   -----   -----
                                    100%    100%    100%    100%    100%
                                   =====   =====   =====   =====   =====

LIABILITIES AND EQUITY:
------------------------------------------------------------------------
  Interest-bearing debt              19%     21%     27%     35%     40%
  All other liabilities              18      20      19      16      17
  Equity                             63      59      54      49      43
                                   -----   -----   -----   -----   -----
                                    100%    100%    100%    100%    100%
                                   =====   =====   =====   =====   =====

------------------------------------------------------------------------

Operating Trends

Percent of Net Sales

                                         1995    1994    1993    1992    1991
--------------------------------------------------------------------------------
Net sales                               100.0%  100.0%  100.0%  100.0%  100.0%
Cost of sales                            65.2    65.1    66.2    69.3    70.8
                                        ------  ------  ------  ------  ------
Gross profit                             34.8    34.9    33.8     30.7    29.2
Operating expenses                       26.1    23.0    22.0     21.4    25.4
Income taxes                              3.1     4.3     4.2      3.3     1.4
                                        ------  ------   ------  ------  ------
Income from continuing operations         5.6     7.6     7.6      6.0     2.4
Discontinued operations                     -       -       -        -     2.8
Cumulative effect on prior years of
  change in accounting for income taxes     -       -      .2        -       -
                                        ------  ------   ------  ------  ------
Net income                                5.6%    7.6%    7.8%     6.0%    5.2%
                                        ======  ======   ======  ======  ======
--------------------------------------------------------------------------------

Five-Year Analysis of Sales and Operating Profit from Continuing Operations by
Product Lines

(in thousands of dollars)

                                       1995                1994                1993                1992                1991
                                 Amount   Percent    Amount   Percent    Amount   Percent    Amount   Percent    Amount   Percent
-----------------------------------------------------------------------------------------------------------------------------------
Building Materials:
  Net sales                     $240,094    52%     $224,213    46%     $179,740    38%     $158,808    35%     $123,004    33%
  Operating profit                42,107    82        44,600    66        31,445    48        16,423    31         4,979    18
Footwear:
  Net sales                      221,354    48       258,796    54       295,191    62       294,459    65       245,346    67
  Operating profit                 9,234    18        22,871    34        34,168    52        36,054    69        22,934    82
-----------------------------------------------------------------------------------------------------------------------------------
Totals:
  Net sales                     $461,448   100%     $483,009   100%     $474,931   100%     $453,267   100%     $368,350   100%
  Operating profit              $ 51,341   100%     $ 67,471   100%     $ 65,613   100%     $ 52,477   100%     $ 27,913   100%
Less interest and parent
  company operations              11,137               9,995               9,583              10,080              14,180
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing
  operations before income
  taxes and cumulative effect
  on prior years of change in
  accounting for income taxes   $ 40,204            $ 57,476            $ 56,030            $ 42,397            $ 13,733
===================================================================================================================================

================================================================================

(PAGE 18)

CONSOLIDATED BALANCE SHEET

In Thousands of Dollars, Except Share Data, at
December 31,                                          1995        1994
--------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------
Current assets:
  Cash                                              $  2,180    $  6,071
  Accounts receivable, less allowance for doubtful
    accounts of $3,340 and $3,219, respectively       78,213      82,266
  Inventories                                        158,330     160,894
  Federal and state income taxes                       9,800       8,387
  Prepaid expenses                                     2,155       1,953
--------------------------------------------------------------------------
      Total current assets                           250,678     259,571
Other assets, at cost                                 24,195      24,367
Assets held for sale                                   4,879       5,523
Property, plant, and equipment, at cost:
  Land                                                18,558      17,204
  Buildings and equipment                            222,576     208,513
  Construction in progress                            11,069       3,935
--------------------------------------------------------------------------
                                                     252,203     229,652
  Less accumulated depreciation                      155,546     144,192
--------------------------------------------------------------------------
      Net property, plant, and equipment              96,657      85,460
--------------------------------------------------------------------------
                                                    $376,409    $374,921
==========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------
Current liabilities:
  Notes payable to banks                            $ 10,000    $  5,000
  Trade accounts payable                              14,152      19,087
  Accrued payroll items                               11,786      11,775
  Accrued insurance                                   15,283      15,839
  Accrued state and local taxes                        2,141       2,769
  Other accrued expenses                               8,424       9,359
  Dividends payable                                    1,071       1,089
  Current portion of long-term debt                    6,436       8,931
--------------------------------------------------------------------------
    Total current liabilities                         69,293      73,849
Long-term debt, less current portion                  57,137      65,323
Deferred income taxes                                 13,490      13,849
Shareholders' equity:
  Voting preferred stock, $2.50 par value;
    1,000,000 shares authorized -- Series Two
    convertible, 100 shares issued and outstanding         -           -
  Common stock, $2.50 par value; 100,000,000
    shares authorized, 27,869,888 shares issued       69,674      69,674
  Capital in excess of par value                      16,800      16,959
  Retained earnings                                  161,932     140,593
  Treasury stock, at cost, 1,234,585 and 637,237
    shares, respectively                             (11,917)     (5,326)
--------------------------------------------------------------------------
      Total shareholders' equity                     236,489     221,900
--------------------------------------------------------------------------
                                                    $376,409    $374,921
==========================================================================

See accompanying notes.

================================================================================

(PAGE 19)

CONSOLIDATED STATEMENT OF INCOME

In Thousands of Dollars, Except Per Share
Data, for Years Ending on December 31,          1995      1994       1993
------------------------------------------------------------------------------
Net sales                                     $461,448   $483,009   $474,931
Costs and expenses:
  Cost of goods sold                           300,842    314,661    314,431
  Selling, general, and
    administrative expenses                    115,370    106,814    100,465
  Interest expense                               5,032      4,058      4,005
------------------------------------------------------------------------------
                                               421,244    425,533    418,901
------------------------------------------------------------------------------
Income before income taxes and cumulative
  effect on prior years of change in
  accounting for income taxes                   40,204     57,476     56,030
Income taxes                                    14,553     20,571     19,995
------------------------------------------------------------------------------
Income before cumulative effect
  on prior years of change in accounting
  for income taxes                              25,651     36,905     36,035
------------------------------------------------------------------------------
Cumulative effect on prior years of change
  in accounting for income taxes                     -          -      1,106
------------------------------------------------------------------------------
Net income                                    $ 25,651   $ 36,905   $ 37,141
==============================================================================
Earnings per share:
  Before cumulative effect on prior years of
    change in accounting for income taxes     $    .94   $   1.33   $   1.29
  Cumulative effect on prior years of change
    in accounting for income taxes                   -          -        .04
------------------------------------------------------------------------------
                                              $    .94   $   1.33   $   1.33
==============================================================================

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                           Capital in
In Thousands of Dollars, Except Share Data, for    Preferred    Common     excess of     Retained     Treasury    ESOP loan
Years Ending on December 31, 1995, 1994, and 1993    stock       stock     par value     earnings      stock      guarantee
----------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1993                            $     -      $34,837      $16,510      $110,072     $(5,899)     $(250)
----------------------------------------------------------------------------------------------------------------------------
Issuance of 13,934,944 shares in connection
  with a 2-for-1 stock split effected in the form
  of a 100% stock dividend                               -       34,837            -       (34,837)          -          -
Issuance of 157,668 shares of stock from treasury
  upon exercise of stock options                         -            -          537             -         (57)         -
Repayment of ESOP debt                                   -            -            -             -           -        250
Net income                                               -            -            -        37,141           -          -
Cash dividends declared -- $.16 per share                -            -            -        (4,338)          -          -
----------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                          $     -      $69,674      $17,047      $108,038     $(5,956)     $   -
----------------------------------------------------------------------------------------------------------------------------
Issuance of 76,165 shares of stock from treasury
  upon exercise of stock options                         -            -          (88)            -         630          -
Net income                                               -            -            -        36,905           -          -
Cash dividends declared -- $.16 per share                -            -            -        (4,350)          -          -
----------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                          $     -      $69,674      $16,959      $140,593     $(5,326)     $   -
----------------------------------------------------------------------------------------------------------------------------
Purchase of 677,000 shares of stock for treasury         -            -            -             -      (7,259)         -
Issuance of 79,652 shares of stock from treasury
  upon exercise of stock options                         -            -         (159)            -         668          -
Net income                                               -            -            -        25,651           -          -
Cash dividends declared -- $.16 per share                -            -            -        (4,312)          -          -
----------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                          $     -      $69,674      $16,800      $161,932    $(11,917)     $   -
============================================================================================================================

See accompanying notes.

================================================================================

(PAGE 20)

CONSOLIDATED STATEMENT OF CASH FLOWS
In Thousands of Dollars
for Years Ending on December 31,                        1995       1994       1993
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                           $25,651    $36,905    $37,141
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Cumulative effect of change in accounting
      method for income taxes                                -          -     (1,106)
    Depreciation                                        14,742     13,852     13,473
    Provision for losses on accounts receivable          1,347        866      1,004
    Gain on sale of property, plant, and equipment        (167)      (122)      (589)
    Deferred income taxes                               (1,198)    (3,190)    (2,566)
    Changes in current assets and liabilities:
      (Increase) decrease in accounts receivable         2,706     (1,624)     4,494
      (Increase) decrease in inventories                 2,564     (7,398)   (17,077)
      (Increase) decrease in other current assets         (776)      (240)     3,042
      Increase (decrease) in accounts payable and
        accrued expenses                                (7,043)     6,628      4,839
      Effect of adoption of SFAS No. 109                     -          -        107
--------------------------------------------------------------------------------------
        Net cash provided by operating activities       37,826     45,677     42,762

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale of property, plant,
    and equipment                                          261        841      1,080
  Purchase of property, plant, and equipment           (26,020)   (18,627)   (17,278)
  (Increase) decrease in other long-term assets            803       (115)     1,151
  Payment for purchase of business, net of
    cash acquired                                            -     (9,332)         -
--------------------------------------------------------------------------------------
        Net cash used in investing activities          (24,956)   (27,233)   (15,047)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings                                            41,000     57,500     41,058
  Repayment of borrowings                              (46,681)   (76,655)   (56,862)
  Dividends paid                                        (4,330)    (4,347)    (4,197)
  Purchase of treasury stock                            (7,259)         -          -
  Proceeds from exercise of stock options                  509        542        480
--------------------------------------------------------------------------------------
        Net cash used in financing activities          (16,761)   (22,960)   (19,521)
--------------------------------------------------------------------------------------
Net increase (decrease) in cash                         (3,891)    (4,516)     8,194
Cash at beginning of year                                6,071     10,587      2,393
--------------------------------------------------------------------------------------
Cash at end of year                                    $ 2,180    $ 6,071    $10,587
======================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH INFORMATION:
  Cash paid during the year for:
    Interest                                           $ 5,129    $ 4,105    $ 4,335
    Income taxes, net of refunds                       $16,140    $23,286    $17,801

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
  Purchase of business:
    Fair value of assets acquired                      $     -    $17,757    $     -
    Cash paid for assets and related costs                   -     (9,332)         -
    Subordinated debt issued                                 -     (5,000)         -
--------------------------------------------------------------------------------------
      Liabilities assumed                              $     -    $ 3,425    $     -
  Decrease in ESOP loan guarantee                      $     -    $     -    $  (250)
======================================================================================

See accompanying notes.

================================================================================

(PAGE 21)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           Years ending on December 31

 1.  Summary of Significant Accounting Policies

NATURE OF OPERATIONS. Justin Industries, Inc. (the "Company") is a manufacturing and distribution company whose principal lines of business are 1) building materials -- including face brick, concrete block, and floor and wall tile; and 2) footwear products, primarily western-style boots. Based on 1995 revenues, the two segments are approximately equal in size. Building materials are sold directly through Company sales offices primarily in a seven-state area consisting of Texas, Oklahoma, Arkansas, Louisiana, Kansas, Missouri, and Tennessee. Approximately 60% of Building Materials' sales are in Texas. Building Materials' sales are dependent upon construction levels within market areas served with face brick sales specifically influenced by housing starts. Footwear products are sold primarily through independent western-wear retailers in the United States, with approximately 30% of sales in Texas.

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated upon consolidation. Certain reclassifications have been made in December 31, 1994 and 1993, amounts to conform with the 1995 presentation.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

                  Buildings        10 to 20 years
                  Equipment        3 to 15 years

     INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS. Intangible assets resulting from business acquisitions consist of trademarks/tradenames and the excess of the acquisition cost over the fair value of the net assets of businesses acquired. Intangibles are amortized on a straight-line basis over 40 years. As of December 31, 1995 and 1994, intangibles were $14.9 million and $15.2 million, respectively, net of accumulated amortization of $1.3 million and $.9 million, respectively.

     REVENUE RECOGNITION. Revenue from sale of manufactured products is recognized primarily upon passage of title to the customer, which generally coincides with physical delivery and acceptance.

     ADVERTISING. The Company's policy is to expense advertising costs as incurred. Total advertising expense for the years ended December 31, 1995, 1994, and 1993, was $16,999,000, $14,242,000, and $15,020,000, respectively.

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

================================================================================

(PAGE 22)

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants. Proceeds from common stock issued pursuant to the Company's employee stock option plans are credited to common stock or treasury stock and capital in excess of par value at the time an option is exercised.

     The Company has no postretirement health benefits and, therefore, realized no effect from recent accounting requirements under Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

     STATEMENT OF CASH FLOWS. For purposes of reporting cash flows, cash includes cash on hand and unrestricted time deposits that have an original maturity of three months or less.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS. In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS No. 121 in the first quarter of 1996 and, based on current conditions, does not believe the effect of adoption will be material.

 2.  Acquisition

Effective August 1, 1994, the Company purchased American Tile Supply Company and its related companies ("American Tile") for a total purchase price of approximately $16,000,000. American Tile distributes floor and wall tile primarily in Texas. Operations of the business are included in the Consolidated Statement of Income from date of acquisition.

 3.  Inventories

Inventories include the following:
(in thousands of dollars)

                                             1995           1994
                                           --------       --------
Finished products                          $121,835       $124,340
Work-in-process                               6,068          6,834
Raw materials and supplies                   30,427         29,720
                                           --------       --------
                                           $158,330       $160,894
                                           ========       ========

 4.  Borrowings

Long-term debt consists of the following:
(in thousands of dollars)

                                             1995           1994
                                           --------       --------
Revolving credit loans                      $22,000        $21,000
Term loan                                    21,000         26,000
Industrial Revenue Bonds                     17,515         17,900
Note payable to bank                          3,000          4,500
Subordinated notes payable                        -          4,750
Other, unsecured                                 58            104
                                           --------       --------
                                             63,573         74,254
Less current portion                          6,436          8,931
                                           --------       --------
                                            $57,137        $65,323
                                           ========       ========

     The Company may borrow up to a total of $52,000,000 in revolving credit loans pursuant to an agreement among four commercial banks originally entered into in May 1989. The revolving credit loans are repayable beginning in April 1998, when outstanding amounts are converted to term loans payable over three years. The conversion date may be extended annually for an additional twelve months by consent of all participating banks.

     The $21,000,000 term loan is an agreement among three commercial banks providing for annual principal reductions that began in November 1992, of $2,000,000, increasing $1,000,000 each year thereafter until 1998, when the final payment is due.

     Borrowings under the revolving credit and term loan agreements bear interest at rates determined on certain margins based on prime, certificates of deposit, and the London Interbank Offered Rate ("LIBOR"). Interest on all of these borrowings at December 31, 1995, was based on LIBOR in effect at the time of origination plus 50 basis points, and averaged 6.2%. Interest rate margins may fluctuate in increments of 12.5 basis points based on attaining certain quarterly funded debt-to-equity ratios stipulated in the loan agreements. The loans are unsecured; however, the loan agreements contain certain minimum requirements as to working capital, cash flow from operations, and tangible net worth, redemption of outstanding stock, and change in control of the Company. As of December 31, 1995, the Company was in compliance with all such requirements and restrictions.

================================================================================

(PAGE 23)

     The Industrial Revenue Bonds are payable in varying amounts through 2014, plus interest at fixed rates of 6.6% and varying rates based on certain indices (approximately 5.3% at December 31, 1995), secured by property, plant, and equipment with a net book value of approximately $13,629,000. In certain circumstances, the Company may be required to purchase up to $16,250,000 of its Industrial Revenue Bonds prior to their maturity. In such circumstances, the Company may borrow the purchase price under long-term standby letter of credit agreements, and also has the right to resell the bonds.

     During 1995, subordinated notes payable to American Tile's former shareholders were paid off prior to maturity.

     Note payable to bank is an unsecured borrowing due in 1997. Interest is based on LIBOR plus 50 basis points, and was 6.3% at December 31, 1995.

     Notes payable to bank included in current liabilities in 1995 are unsecured borrowings due in 1996 pursuant to a $10,000,000 one-year credit facility from a commercial bank. Interest is based on LIBOR plus 50 basis points and was 6.2% at December 31, 1995.

     The aggregate maturities of long-term debt through 2000 are as follows:
1996, $6,436,000; 1997, $10,407,000; 1998, $11,827,000; 1999, $7,493,000; and
2000, $7,493,000.

     At December 31, 1995, unused lines of credit for short-term, revolving, and term credit agreements were approximately $50,000,000. Outstanding standby letters of credit at December 31, 1995, amounted to approximately $21,995,000.

     Since interest rates on the majority of the Company's borrowings float with prevailing market rates, the fair value of such debt approximates carrying value at December 31, 1995 and 1994. Based on fixed interest rates currently available to the Company for bank loans and industrial revenue bonds with similar terms and maturities, the fair value of fixed rate borrowings approximates carrying value at December 31, 1995 and 1994.

 5.  Shareholders' Equity

The average number of common shares outstanding plus common stock equivalents used to calculate earnings per share was 27,411,000 in 1995; 27,810,000 in 1994; and 27,953,000 in 1993.

     The Company has outstanding options to purchase its common stock under qualified incentive stock option plans and non-qualified stock option agreements (the Plans) with certain of its employees. The Plans, as amended, provide for the granting of either incentive stock options or stock options that are not qualified under the Internal Revenue Code, at the discretion of the Compensation Committee of the Board of Directors. The amended Plans also provide for exercise of stock options without regard to the sequence of dates of original grants. All outstanding stock options are non-qualified and expire over a period of ten years. Options are granted at the fair market value at the date of grant and vest over a five year period. Stock option activity is summarized as follows:

                                     1995            1994            1993
                                --------------  --------------  --------------

Outstanding at January 1             1,481,286       1,406,877       1,542,856
Granted                                160,600         155,300         152,250
Canceled                               (25,370)         (2,680)        (38,206)
Exercised                              (92,449)        (78,211)       (250,023)
                                --------------  --------------  --------------
Outstanding at December 31           1,524,067       1,481,286       1,406,877
                                ==============  ==============  ==============

Exercise price per share        $2.42 - $18.00  $2.42 - $18.00  $2.42 - $18.00
                                ==============  ==============  ==============

Aggregate purchase price (in
thousands)                           $  13,283       $  12,376       $  11,201
                                ==============  ==============  ==============

Exercisable options outstanding      1,001,717         841,394         641,787
                                ==============  ==============  ==============

================================================================================

(PAGE 24)

     At December 31, 1995, approximately 713,000 additional shares were reserved for future grants under these Plans.

     In September 1995, the Board of Directors adopted, subject to the approval of the shareholders at the annual meeting in April 1996, a non-employee directors stock option plan that permits the issuance of up to 200,000 shares of common stock to directors who are not employees of the Company. Under this plan, options to purchase common stock, at the fair market value on the date of the grant are granted to each non-employee director annually. As of December 31, 1995, no options have been granted under this plan.

     The preferred stock is convertible into 2,826 shares of common stock at December 31, 1995. The Board of Directors is empowered to set the dividend, redemption, and liquidation rights pertaining to the preferred stock and to establish the voting rights and any special rights or restrictions.

     One Common Stock Purchase Right is outstanding for each share of common stock. Following Board of Directors approval, a) the rights will be exercisable at an exercise price of $13.33 if a person or group acquires 20% or more of the Company's common stock or announces a tender offer that would result in ownership of 30% or more of the common stock; or b) the rights may be redeemed at $.05 per right at any time before a 20% position has been acquired. The rights expire on October 6, 1999.

 6.  Retirement Plans

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31, 1995 and 1994, related to the Company's pension plans: (in thousands of dollars)

                                                      1995             1994
                                                    --------         --------
Actuarial present value of benefit obligations:
  Vested                                            $ 46,768         $ 35,233
  Non-vested                                           2,742            2,088
                                                    --------         --------
                                                    $ 49,510         $ 37,321
                                                    ========         ========

Projected benefit obligations for service
  rendered to date                                  $(56,629)        $(44,191)

Plan assets at fair value                             80,717           66,477
                                                    --------         --------
Plan assets in excess of projected
  benefit obligations                                 24,088           22,286
Unrecognized net gain from past experience
  different from that assumed and effects
  of changes in assumptions                          (13,282)         (11,349)
Prior service cost not yet recognized in net
  periodic pension cost                               (1,114)          (1,229)
Unrecognized net asset at January 1, 1985,
  being recognized over 15 years                      (3,163)          (3,954)
                                                    --------         --------
Prepaid pension cost                                $  6,529         $  5,754
                                                    ========         ========

     Plan assets at December 31, 1995, are invested primarily in listed stocks and bonds or cash equivalents. The Company's own common stock accounts for approximately 13.3% of plan assets at December 31, 1995.

     Net pension credit includes the following components: (in thousands of dollars)

                                               1995        1994         1993
                                             --------    --------     --------
Service cost - benefits earned
  during the period                          $ 1,903      $ 2,347     $ 1,731
Interest cost on projected benefit
  obligation                                   3,864        3,531       3,439
Actual (return) loss on plan assets          (16,590)       4,125      (1,337)
Net amortization and deferral                 10,048      (10,180)     (4,191)
                                            --------     --------    --------
Net pension credit                           $  (775)     $  (177)    $  (358)
                                            ========     ========    ========

     The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligations were 7.25% in 1995 and 9.0% in 1994. The rate of increase in future compensation was 4% in 1995 and 4.5% in 1994. The expected long-term rate of return on assets was 9% for all years above.

================================================================================

(PAGE 25)

     Contributions to the plans, limited by federal income tax regulations, were $0 in 1995 and 1994 and $9,400 in 1993.

     The Company also has an Employee Stock Ownership Plan (ESOP) for the benefit of substantially all employees. Eligible employees may contribute up to the lesser of 15% of their compensation or the maximum amount authorized by the Company ($9,240 in 1995 and 1994, and $8,994 in 1993). In 1995 and 1994, 50% of
the amount contributed by all employees was matched by the Company, up to 5% of total compensation. In 1993, contributions by "highly compensated" and "non-highly compensated" employees, as defined by the Internal Revenue Code (IRC), were matched 25% and 50%, respectively, up to 5% of total compensation.
Pursuant to Internal Revenue Service Regulation 401(k), the employees' contributions are on a pre-tax basis. For 1996, employees may contribute up to the lessor of 15% of their compensation or the maximum allowable amount under IRS regulations ($9,500).

     The amount of Company contributions made to the ESOP and charged to expense was $1,239,000, $1,260,000, and $896,000 in 1995, 1994, and 1993, respectively.

 7.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1994, are as follows: (in thousands of dollars)

                                                            1995        1994
                                                          --------    --------
Deferred tax assets:
  Insurance and claims accruals                           $ 6,495     $ 6,539
  Asset valuation allowances                                5,092       4,225
  Employee benefit plans                                      216         318
  Other                                                       830         712
                                                         --------    --------
                                                          $12,633     $11,794
                                                         ========    ========
Deferred tax liabilities:
  Intangible assets                                       $ 4,265     $ 4,412
  Depreciation                                              7,716       8,137
  Employee benefit plans                                    1,509       1,300
                                                         --------    --------
                                                          $13,490     $13,849
                                                         ========    ========

     Significant components of the provision for income taxes are as follows:


                                               1995        1994         1993
                                             --------    --------     --------
Current                                      $15,751      $23,761     $22,561
Deferred                                      (1,198)      (3,190)     (2,566)
                                            --------     --------    --------
Total income tax expense                     $14,553      $20,571     $19,995
                                            ========     ========    ========

     In addition, the Company recognized income tax benefits of $192,000, $221,000, and $1,420,000 in 1995, 1994, and 1993, respectively, upon employees'
exercise of non-qualified stock options. Such benefits were recognized as an increase in shareholders' equity when realized.

     A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                                  1995         1994        1993
                                                 ------       ------      ------
Statutory tax rate                                35.0%        35.0%       35.0%
State taxes                                        1.8          1.2          .3
Federal income tax rate increase                    -            -           .4
Other                                              (.6)         (.4)         -
                                                 ------       ------      ------
Effective tax rate                                36.2%        35.8%       35.7%
                                                 ======       ======      ======

     In connection with the acquisition of Tony Lama, the Company acquired a tax net operating loss carryforward. None of the carryforward was utilized in 1995, 1994, or 1993. Approximately $802,000 of the acquired carryforward is available to offset future taxable income. The carryforward will expire in 2004. Future utilization of such carryforward will be recognized through adjustment of the value of acquired net assets.

     During 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes, effective January 1, 1993. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
As of January 1, 1993, the Company recognized a one-time benefit to consolidated income of $1,106,000 for the change in accounting for income taxes from the deferred method to the liability method, as required by SFAS No. 109.

================================================================================

(PAGE 26)

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

                                     Identifiable   Depreciation     Capital
                                        Assets        Expense      Expenditures
                                     ------------   ------------   ------------
     1995
Building Materials                     $150,440        $ 9,595        $23,013
Footwear                                198,870          4,910          2,990
Corporate assets                         22,220            237             17
Assets held for sale                      4,879              -              -
                                       --------       --------       --------
     Total                             $376,409        $14,742        $26,020
                                       ========       ========       ========
     1994
Building Materials                     $135,857        $ 8,616        $14,725
Footwear                                211,126          5,008          3,825
Corporate assets                         22,415            228             77
Assets held for sale                      5,523              -              -
                                       --------       --------       --------
     Total                             $374,921        $13,852        $18,627
                                       ========       ========       ========
     1993
Building Materials                     $110,310        $ 8,175        $11,232
Footwear                                210,839          5,035          5,931
Corporate assets                         20,008            263            115
Assets held for sale                      5,523              -              -
                                       --------       --------       --------
     Total                             $346,680        $13,473        $17,278
                                       ========       ========       ========

     Assets held for sale relate primarily to idled facilities.

     During 1995, the Footwear segment implemented and completed a program to reduce general and administrative costs on a long-term basis. Costs of approximately $2,000,000 were incurred in 1995 associated with this reorganization.

 9.  Commitments

At December 31, 1995, approximate future minimum rental commitments for all noncancellable operating leases are as follows: (in thousands of dollars)

                    1996          $3,605
                    1997           2,719
                    1998           1,513
                    1999             664
                    2000             315
                    Thereafter       615
                                --------
                                  $9,431
                                ========

     Total rent expense for all operating leases amounted to approximately $4,682,000, $3,976,000, and $3,359,000 in 1995, 1994, and 1993, respectively.

     The Company began construction of a new brick manufacturing facility during 1995. Approximately $11 million will be spent in the first half of 1996 to complete the facility, which will increase brick production capacity by approximately 8%.

================================================================================

(PAGE 27)

REPORT OF ERNST & YOUNG LLP

Independent Auditors

Board of Directors
Justin Industries, Inc.

We have audited the accompanying consolidated balance sheets of Justin Industries, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Justin Industries, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the financial statements, in 1993 the Company changed its method of accounting for income taxes.


/S/ Ernst & Young LLP


Fort Worth, Texas
January 24, 1996




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

================================================================================

(PAGE 28 and PAGE 29)

ELEVEN-YEAR FINANCIAL SUMMARY
Years ending on December 31,           1995     1994     1993     1992     1991     1990
------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials               240,094  224,213  179,740  158,808  123,004  118,943
    Footwear                         221,354  258,796  295,191  294,459  245,346  181,370
------------------------------------------------------------------------------------------
                                     461,448  483,009  474,931  453,267  368,350  300,313
------------------------------------------------------------------------------------------
  Operating profit:
    Building Materials                42,107   44,600   31,445   16,423    4,979    3,698
    Footwear                           9,234   22,871   34,168   36,054   22,934   17,748
------------------------------------------------------------------------------------------
                                      51,341   67,471   65,613   52,477   27,913   21,446
------------------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold               300,842  314,661  314,431  313,961  260,968  211,559
    Selling, general, and
      administrative                 115,370  106,814  100,465   91,695   84,167   70,666
    Interest                           5,032    4,058    4,005    5,214    9,482    6,815
    Depreciation                      14,742   13,852   13,473   13,837   12,338   10,164
    Income taxes                      14,553   20,571   19,995   15,304    5,280    3,697
------------------------------------------------------------------------------------------
  Income:
    From continuing operations
      (before accounting change
      in 1993)                        25,651   36,905   36,035   27,093    8,453    7,576
    Net income                        25,651   36,905   37,141   27,093   19,233    7,293
------------------------------------------------------------------------------------------
  Income per share:
    From continuing operations
      (before accounting change
      in 1993)                           .94     1.33     1.29      .98      .32      .29
    Net income                           .94     1.33     1.33      .98      .73      .28
------------------------------------------------------------------------------------------
  Dividends declared per share           .16      .16      .16      .14     .135     .135
  Capital expenditures*               26,020   18,627   17,278   12,006   10,666   12,646
------------------------------------------------------------------------------------------
YEAR-END STATISTICS:  (in thousands
of dollars)
  Working capital                    181,385  185,722  185,193  164,822  151,588  147,307
  Net property, plant, and equipment  96,657   85,460   80,270   76,544   78,750   84,653
  Total assets                       376,409  374,921  346,680  316,368  295,947  292,923
  Long-term debt                      57,137   65,323   88,504  100,362  116,040  124,724
  Shareholders' equity               236,489  221,900  188,803  155,270  127,549  111,135
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*            8.71    11.90    11.80     9.35     3.73     3.75
  Income-return on sales (%)*           5.56     7.64     7.59     5.98     2.29     2.52
  Return on shareholders' equity (%)*  11.56    19.55    23.21    21.24     7.61     7.12
  Return on assets (%)*                 6.83    10.23    10.87     8.85     2.87     3.00
  Effective income tax rate (%)*        36.2     35.8     35.7     36.1     38.4     32.8
  Ratio of long-term debt to
    shareholders' equity               .24:1    .29:1    .47:1    .65:1    .91:1   1.12:1
  Ratio of total interest-bearing
    debt to shareholders' equity       .31:1    .36:1    .49:1    .70:1    .93:1   1.14:1
  Ratio of current assets to current
    liabilities                        3.6:1    3.5:1    4.4:1    4.0:1    4.4:1    4.1:1
OTHER STATISTICS:
  Average number of shares
    outstanding (in thousands)        27,411   27,810   27,953   27,772   26,382   26,412
  Book value per share                  8.88     8.15     6.95     5.75     4.92     4.31
  Dividends as a percent of
    net income                          16.8     11.8     11.7     13.7     17.9     47.1
  Market price of common stock:
    High                              12 1/8   16 3/4   25 3/8       19        6    5 7/8
    Low                                9 1/2    9 3/4   11 3/4    5 5/8    3 5/8    3 5/8
==========================================================================================

*Continuing Operations (before accounting change in 1993)

Note: Per share income amounts have been computed on the average number of common and common equivalent shares outstanding during each year and include preferred stock as common share equivalents. Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.

ELEVEN-YEAR FINANCIAL SUMMARY (Continued)

Years ending on December 31,           1989     1988     1987     1986     1985
---------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials               113,662  108,864  113,204  119,104  134,454
    Footwear                         142,707  123,455  109,662  101,195  103,892
---------------------------------------------------------------------------------
                                     256,369  232,319  222,866  220,299  238,346
---------------------------------------------------------------------------------
  Operating profit:
    Building Materials                   604    4,369    6,685    7,437   17,861
    Footwear                          15,650   12,223   10,184    9,946    9,997
---------------------------------------------------------------------------------
                                      16,254   16,592   16,869   17,383   27,858
---------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold               182,365  164,596  154,600  148,503  158,231
    Selling, general, and
      administrative                  60,251   54,590   53,590   57,682   53,565
    Interest                           6,402    4,574    4,369    4,140    4,975
    Depreciation                      10,003   10,263   10,152   10,218    8,839
    Income taxes                       2,432    2,696    3,121    4,131    8,980
---------------------------------------------------------------------------------
  Income:
    From continuing operations
      (before accounting change
      in 1993)                         5,281    5,954    7,382    5,843   16,131
    Net income                         7,198    7,469      752    5,033   15,050
---------------------------------------------------------------------------------
  Income per share:
    From continuing operations
      (before accounting change
      in 1993)                           .21      .24      .29      .22      .61
    Net income                           .28      .30      .03      .19      .57
---------------------------------------------------------------------------------
  Dividends declared per share           .10      .09      .09      .09      .09
  Capital expenditures*                7,405    8,681    4,540    5,922   30,047
---------------------------------------------------------------------------------
YEAR-END STATISTICS:  (in thousands
of dollars)
  Working capital                     97,983  105,114   90,206   87,407   78,873
  Net property, plant, and equipment  64,261   67,682   75,205   80,362   84,743
  Total assets                       211,308  214,403  219,013  224,608  231,119
  Long-term debt                      56,238   69,590   70,509   69,489   68,089
  Shareholders' equity               106,431   98,687   92,938   96,321   95,382
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*            3.01     3.72     4.71     3.47    10.54
  Income-return on sales (%)*           2.06     2.56     3.31     2.08     6.77
  Return on shareholders' equity (%)*   5.35     6.41     7.66     4.81    19.19
  Return on assets (%)*                 2.48     2.75     3.33     2.01     7.49
  Effective income tax rate (%)*        31.5     31.2     29.7     40.0     35.8
  Ratio of long-term debt to
    shareholders' equity               .53:1    .71:1    .76:1    .72:1    .71:1
  Ratio of total interest-bearing
    debt to shareholders' equity       .56:1    .73:1    .79:1    .75:1    .77:1
  Ratio of current assets to
    current liabilities                3.5:1    3.9:1    2.9:1    2.8:1    2.4:1
OTHER STATISTICS:
  Average number of shares
    outstanding (in thousands)        25,668   25,134   25,408   26,218   26,358
  Book value per share                  4.15     3.98     3.76     3.78     3.71
  Dividends as a percent of
    net income                          35.1     29.5    296.7     45.5     15.3
  Market price of common stock:
    High                               5 5/8    3 5/8    3 7/8    4 5/8    4 5/8
    Low                                3 3/8    2 5/8    2 1/4    2 7/8    3 1/8
=================================================================================

*Continuing Operations (before accounting change in 1993)

Note: Per share income amounts have been computed on the average number of common and common equivalent shares outstanding during each year and include preferred stock as common share equivalents. Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.

================================================================================

(PAGE 30)

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 11, 1996, at the Fort Worth Club Building, twelfth floor, 306 West Seventh Street, Fort Worth, Texas, at 10:30 a.m. All shareholders are cordially invited to attend and are urged to be represented by proxy if unable to attend.

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

Stock Listing

Justin Industries, Inc., common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "JSTN."

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

Independent Auditors

Ernst & Young LLP, 500 Throckmorton Street, Suite 2200, Fort Worth, Texas 76102.

Executive Offices

Justin Industries, Inc., 2821 West Seventh Street, Fort Worth, Texas 76107 (817) 336-5125.

QUARTERLY FINANCIAL DATA

The following table presents summarized quarterly operating results for the two-year period ending December 31, 1995.

Unaudited - In thousands, except per share data

                                                    Quarter Ended
               --------------------------------------------------------------------------------------
                                  1995                                        1994
               ------------------------------------------  ------------------------------------------
                  3/31       6/30       9/30      12/31       3/31       6/30       9/30      12/31
               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales       $113,654   $109,918   $112,421   $125,455   $109,891   $114,894   $119,692   $138,532
Gross profit      38,951     39,276     39,811     42,568     36,995     41,149     43,173     47,031
Net income         5,268      6,034      5,778      8,571      6,669      9,452      9,440     11,344
Per share:
  Net income         .19        .22        .21        .32        .24        .34        .34        .41
Dividends paid       .04        .04        .04        .04        .04        .04        .04        .04


Market Makers
as of January 24, 1996

Dean Witter Reynolds, Inc.
Equitable Securities Corp.
First Southwest Company
Gruntal & Co., Inc.
Herzog, Heine, Geduld, Inc.
Jefferies & Co., Inc.
Knight Securities L.P.
Mayer & Schweitzer, Inc.
Merrill Lynch, Pierce, Fenner and Smith, Inc.
Nash Weiss/Div. of Shatkin Inv.
PaineWebber, Inc.
Parker/Hunter, Inc.
Principal Financial Securities
Sherwood Securities Corp.
Smith Barney, Inc.
Southwest Securities, Inc.
Troster Singer Corp.



Market Price
of Common Stock

                          Price
 Year       --------------------------------
Quarter       High         Low        Close
 1993
   1         25 3/8      17 5/8      24 3/4
   2         24 7/8      16 1/2      17 1/2
   3         22 1/4      15          18
   4         19          11 3/4      14 3/4
 1994
   1         16 3/4      13          14
   2         15          11 1/2      12
   3         13 3/4      10          12 7/8
   4         13 3/4       9 3/4      11 7/8
 1995
   1         12 1/8       9 1/2       9 5/8
   2         12           9 5/8      11
   3         11 5/8      10 1/2      11
   4         11 3/8       9 7/8      11

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

                                RICHARD J. SAVITZ
                      Vice President Finance and Treasurer

                                 JON M. BENNETT
                   Vice President Administration and Secretary

                              EDWARD L. STOUT, JR.
                         Vice President Brick Operations

                                FRANK A. SCIVETTI
                       Vice President Footwear Operations

                                 JUDY B. HUNTER
                                   Controller

                                 W. O. BURROUGH
                               Assistant Treasurer



(Picture of bronze statue of Mr. John Justin)

On January 8, 1996, John Justin was singularly honored with the unveiling of a life-size bronze, appropriately titled The Chairman, to commemorate his years of leadership of the Fort Worth Livestock Show and Rodeo, which observes its centennial year in 1996. The economic growth of Fort Worth, North and West Texas, and Justin Industries has been due in no small measure to the annual Livestock Show and Rodeo and its visitors, exhibitors, performers, and patrons.

================================================================================

(PAGE 32 and PAGE 33)

(Picture of map of the United States)

MANUFACTURING AND DISTRIBUTION LOCATIONS

ACME BRICK COMPANY
 Manufacturing - Brick
   Bennett, Texas
   Bridgeport, Texas
   Denton, Texas
   Elgin, Texas
   Garrison, Texas
   McQueeney, Texas
   San Felipe (Houston), Texas
   Fort Smith, Arkansas
   Malvern, Arkansas
   Perla, Arkansas (2)
   Kanopolis, Kansas
   Weir, Kansas
   Jamestown, Louisiana
   Oklahoma City, Oklahoma
   Tulsa, Oklahoma

 Manufacturing - Brick
   Baton Rouge, Louisiana (Concrete Block)

 Distribution
   Abilene, Texas
   Amarillo, Texas
   Austin, Texas
   Beaumont, Texas
   Dallas, Texas
   Denton, Texas
   Fort Worth, Texas
   Houston, Texas
   Longview, Texas
   Lubbock, Texas
   Midland, Texas
   San Antonio, Texas
   Texarkana, Texas
   Wichita Falls, Texas
   Alexandria, Louisiana
   Baton Rouge, Louisiana
   Lafayette, Louisiana
   Lake Charles, Louisiana
   Monroe, Louisiana
   New Orleans, Louisiana
   Shreveport, Louisiana
   Fort Smith, Arkansas
   Little Rock, Arkansas
   Russellville, Arkansas
   Springdale, Arkansas
   Joplin, Missouri
   Springfield, Missouri
   St. Louis, Missouri
   Oklahoma City, Oklahoma
   Tulsa, Oklahoma
   Kansas City, Kansas
   Wichita, Kansas
   Memphis, Tennessee (2)

AMERICAN TILE SUPPLY COMPANY
 Distribution
   Austin, Texas
   Dallas, Texas, area (8)
   Fort Worth, Texas, area (2)
   Houston, Texas, area (2)
   Longview, Texas
   San Antonio, Texas, area (2)

FEATHERLITE BUILDING PRODUCTS CORPORATION
 Manufacturing - Concrete Block
   Abilene, Texas
   Amarillo, Texas
   Austin, Texas, area
   Beaumont/Port Arthur, Texas
   Dallas, Texas
   El Paso, Texas
   Lubbock, Texas
   San Antonio, Texas

 Manufacturing - Architectural Stone
     Cedar Park, Texas
     d/b/a Texas Quarries

 Distribution
   Corpus Christi, Texas
   Midland, Texas
   Las Cruces, New Mexico

TRADEWINDS TECHNOLOGIES, INC.
   Phoenix, Arizona

JUSTIN BOOT COMPANY
 Manufacturing
   Fort Worth, Texas
   Carthage, Missouri
   Cassville, Missouri (2)
   Sarcoxie, Missouri

NOCONA BOOT COMPANY
 Manufacturing
   Nocona, Texas

TONY LAMA COMPANY
 Manufacturing
   El Paso, Texas

NORTHLAND PUBLISHING COMPANY, INC.
   Flagstaff, Arizona

================================================================================

(BACK COVER - Picture of boot, brick and building block.)



                             JUSTIN INDUSTRIES, INC.
                       2821 West Seventh Street - Box 425
                    Fort Worth, Texas 76101  -  817-336-5125