Form 10-K405, Exhibit 13
period 1996-12-31
JUSTIN INDUSTRIES INC
filed 1997-03-28
CIK 54182

(Front cover - picture of boot, brick and building block.)


                                JUSTIN INDUSTRIES

                                      1996
                                  Annual Report

================================================================================

(Picture of boots and brick house)

CONTENTS

2    Letter to Shareholders
5    Report on Operations
13   Management's Discussion and Analysis
18   Consolidated Financial Statements
28   Eleven-Year Financial Summary
30   Shareholder Information
31   Directors and Officers
32   Manufacturing and Distribution Locations


FINANCIAL HIGHLIGHTS
                                         1996    % Change     1995      % Change      1994    % Change
------------------------------------------------------------------------------------------------------
Net Sales                              $447,772   -    .3    $461,448   -   4.5     $483,009   +   1.7
Net Income                               23,365   -   8.9      25,651   -  30.5       36,905   -    .6
Earnings Per Share                          .87   -   7.4         .94   -  29.3         1.33      -
Return on Shareholders' Equity             9.9%   -  14.7       11.6%   -  40.5        19.5%   -  15.9
Capital Expenditures                     24,738   -   4.9      26,020   +  39.7       18,627   +   7.8
Working Capital                         165,053   -   9.0     181,385   -   2.3      185,722   +    .3
Total Assets                            360,078   -   4.3     376,409   +    .4      374,921   +   8.1
Long-Term Debt                           32,890   -  42.4      57,137   -  12.5       65,323   -  26.2
Shareholders' Equity                    252,856   +   6.9     236,489   +   6.6      221,900   +  17.5
Book Value Per Share                       9.56   +   7.7        8.88   +   9.0         8.15   +  17.3
Cash Dividends Per Share                    .16      -            .16      -             .16      -
Average Number of Shares Outstanding     26,997   -   1.5      27,411   -   1.4       27,810   -    .5
------------------------------------------------------------------------------------------------------
                                                                   in thousands, except per share data

                              (Inside front cover)
================================================================================

(Picture of boot, brick, tile, and building block)

1996 CORPORATE PROFILE

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

     FOOTWEAR -- consisting of Justin Boot Company, Tony Lama Company, Nocona Boot Company, and Chippewa Shoe Company, whose products give Justin Industries a national identity as the preeminent producer of western boots, and quality work and sport footwear.

     Northland Publishing, a distinguished publisher of western and southwestern Americana, art, and Native American culture, is also part of Justin Industries.

     Justin Industries common stock is traded in the Nasdaq National Market System using the symbol "JSTN."

                                    (Page 1)
================================================================================

TO OUR SHAREHOLDERS

                                January 29, 1997

The general business trends of the last few years continued for Justin Industries in 1996. We expected the year to have relatively stable interest rates and low inflation, providing a good economic environment for our Building Materials operations. These conditions prevailed, and construction levels increased in the Company's markets. As a result, sales of our building materials products grew to record levels in 1996, and earnings from those operations were the second highest in our history.

     The Building Materials segment was again led by Acme Brick Company. In 1996, Acme sold over three-quarters of a billion bricks, a total greater than any previous year in its 105-year history. In addition to shipping record amounts of brick, Acme saw double-digit revenue gains in its purchased products business. American Tile Supply Company, acquired in 1994, completed its second year as a member of Justin Industries' Building Materials group. Sales at American Tile also reached new highs in 1996, and the prospects are very good for further gains in 1997 as new locations are added to their network. Featherlite Building Products Corporation completed an outstanding year as earnings reached a record high in 1996. Featherlite has expanded its line by offering a variety of profitable products to its customers to complement its basic concrete block business.

     While we anticipated improved results in Justin Industries' Building Materials businesses, we entered 1996 concerned about the prospects for our Footwear companies. Since the peak periods of 1992 and 1993, when record sales and profitability were achieved, revenues have fallen 37 percent, with an even greater decline in earnings.

     The year began slowly for our western boot business. Many of our dealers had large inventories due to a soft Christmas 1995 selling season. Apparel sales in general have been weak, with consumers spending more on automobiles and homes due to low interest rates and unemployment levels. The downward sales trend continued throughout the year, although the rate of decline was not as great in the just-completed fourth quarter.

     Because of the diminished sales of western boots, additional adjustments were made to the Footwear operations to further lower the break-even level and reduce expenses. When the business stabilizes and historical growth patterns resume, our companies will be positioned to capitalize on their strength as industry leaders. Our adjustments included plant and warehouse shutdowns, extensive production cutbacks that lowered inventories by over $30 million, further major decreases in employment, and elimination of the Western European sales facility. While the costs associated with these actions were significant, the Footwear group managed to record a modest profit for the year.

     Overall, the Company's earnings were less than our forecast because gains in Building Materials did not offset the Footwear decline. We were extremely pleased, however, with the significant improvement in the Company's financial condition. Net cash provided by operating activities exceeded $63 million in 1996, an amount greater by far than in any previous year. A significant portion of this total was from the Footwear inventory reduction. After investing
$25 million in capital assets to expand production and upgrade operations, and paying $8 million for dividends to shareholders and stock buy-backs, interest-bearing debt was reduced over $31 million during the year. At year-end 1996, borrowings made up only 14 percent of total capital. Share-holders' equity climbed past the $250 million mark and book value per share of common stock increased to $9.56.

                                    (Page 2)
================================================================================

(Picture of John Justin and J. T. Dickenson)

     We are well positioned in both of our business segments to realize earnings improvements in 1997. The major challenge continues to be in the footwear area. With western boot sales currently concentrated in the core market, we have diversified our product line to add new styles of footwear that will appeal to a broader consumer group, and we have expanded advertising and promotional activities. We enter 1997 with greater manufacturing and distribution capacity in our building materials operations following eight consecutive years of revenue growth. While our success is somewhat dependent on factors beyond our control, including fashion trends and general economic conditions, we believe that the groundwork has been laid for gains in 1997 and future years.

                                        /S/ John Justin
                                        JOHN JUSTIN
                                        Chairman and Chief Executive Officer


                                        /S/ J. T. Dickenson
                                        J. T. DICKENSON
                                        President and Chief Operating Officer

                                    (Page 3)
================================================================================

(Picture of brick, tile, and block)

                                    (Page 4)
================================================================================

BUILDING MATERIALS SEGMENT

                              REPORT ON OPERATIONS

JUSTIN INDUSTRIES' BUILDING MATERIALS companies completed another outstanding year in 1996. Revenues increased 9 percent to a record high as a strong regional economy led to further growth in residential and commercial construction.

ACME BRICK COMPANY completed one of the most successful years in its 105-year history, establishing new records for the sale of brick and purchased products. Higher natural gas costs and the anticipated start-up expenses of a new brick plant kept profits only slightly below the all-time high achieved in 1994.

     An increase in residential housing starts in Acme's market area enabled the company to sell 12 percent more brick than in 1995, while maintaining or improving prices to generate very good profit margins. The housing market has been fairly good over the last few years, despite earlier predictions of a decline in residential construction in the 1990s. Forecasters had predicted that the rate of housing starts would fall as the aging baby boom generation was replaced by a much smaller population group. This has not occurred nationally, and particularly in Acme's home territory, for two major reasons. First, immigration and migration in the `90s is at the highest level since the turn of the century; and second, the highest percentage of home ownership is found among the country's older population (those over 65), with this age group growing rapidly. So far in the 1990s, these factors have created a stronger demand than anticipated.

     Acme's strategic plan calls for improving its distribution network by adding new sales offices and expanding existing locations. In the last year, new showrooms, warehouses, and/or sales offices were either completed or under construction in Little Rock and Fort Smith, Arkansas; Monroe, Louisiana; and Lubbock, Midland, and Corpus Christi, Texas. Additional expansion is planned for 1997.

     In 1996, Acme concentrated advertising efforts on reinforcing Acme brand awareness, and promoting the one hundredDyear limited guarantee for homeowners, the Acme reputation for quality, and Acme's tremendous 105-year history. For the fourth consecutive year, radio ads, billboards, print ads, and point-of-sale pieces featured Troy Aikman, quarterback for the Dallas Cowboys. In 1996, seven thousand architects within Acme's primary territory received a series of thirteen separate mailings promoting the beauty and versatility of Acme brick. In Acme's major markets, these messages served to reinforce Acme brick as the building material of preference. Acme again received publicity through many local and national publications, which is invaluable to the development of a national identity for Acme Brick. Acme also continued its participation in numerous brick marketing councils throughout the United States. Employees of the company proudly hold key positions in several of these organizations.

     In addition to the expansion and upgrade of sales facilities, a major capital project in 1996 was completed with the start-up of a totally new brick plant at Bennett, Texas-the site of Acme's original plant, opened in 1891. This plant will add over 8 percent to Acme's total production capacity and will strengthen the company's position in the important DallasDFort Worth and North Texas markets.

                                    (Page 5)
================================================================================

(Picture of tile)

     Control of manufacturing costs and concern for the environment are important to Acme Brick Company. As part of an on-going program to focus attention on areas that may have environmental impact, Acme began the use of plastic strap to package brick, which will allow for total recycling. This strap has the additional advantage of keeping the brick packaged tighter, improving the quality of products delivered to customers.

AMERICAN TILE SUPPLY COMPANY, acquired in 1994, operates as a subsidiary of Acme Brick Company. American Tile and Acme work closely together in all areas related to ceramic and marble floor and wall tile. Sales of those products reached an all-time high in 1996, as the per-capita use of ceramic tile in the United States continued its rapid growth. American Tile's business should see further growth in 1997. A third Houston, Texas, location is planned for the coming year, as well as a new warehouse/ showroom in Little Rock, Arkansas. American Tile Supply Company is currently developing aggressive new marketing programs to target major home builders and the retail market. Tile outlet stores have proven to be a profitable vehicle for disposing of discontinued styles. The company plans to open three new outlet locations in 1997.

     With brick backlogs 34 percent higher than year-end 1995 and exciting new programs for expansion and growth of the purchased products and tile business, the prospects for another outstanding year in 1997 appear bright.

FEATHERLITE BUILDING PRODUCTS CORPORATION completed another year of solid volume and profit contribution in 1996. Declines in non-residential construction activity in Featherlite's smaller West Texas territories were offset by the continued strong market in the larger metropolitan areas of DallasDFort Worth, Austin, and San Antonio. Price improvements and sales of more profitable specialty products helped raise overall gross profit margins.

     A key to Featherlite's success is its program of maintaining efficient up-to-date production facilities. In 1996, a new block machine was installed at the Lubbock plant. The new equipment, with increased capacity and reduced operating cost, will more profitably service the Lubbock, Midland, and Amarillo markets. The old Amarillo production facility was closed when the Lubbock expansion was completed. Work also began on Featherlite's Dallas plant expansion in 1996. The new operation will dramatically increase production efficiency, volume, and flexibility. It will now be possible to produce a wide assortment of concrete masonry products including block, pavers, concrete brick, and landscape products, and Featherlite will be able to more aggressively pursue the large dealer and residential markets in the DallasDFort Worth metroplex. Planning is under way for similar improvements in San Antonio.

                                    (Page 6)
================================================================================

(Picture of block)

     Featherlite is dedicated to maintaining excellent customer service and has strived to complement its core business with a wide variety of quality products, such as bagged masonry items, steel reinforcing material, insulation, and surface coatings. Most of these products are purchased for resale, but when feasible, Featherlite manufactures them itself. In West Texas, Featherlite has been successful in manufacturing its own line of masonry mixes. A new bagging plant was installed in Lubbock in 1996, and the existing operation in El Paso was enlarged in order to expand capacity and reduce costs.

     Texas Quarries, Featherlite's architectural limestone division, continued to set sales and production records in 1996. This division's reputation as a producer of quality limestone products allowed it to attain record-high sales volume and profits. With the continued modernization of production facilities, manufacturing costs were lowered and margins were improved. In addition, Texas Quarries expanded its production capacity for residential stone products in 1996, and those products have become a major source of revenue.

     The outlook for Featherlite appears to be good. With the expanded product line, aggressive marketing programs, and excellent customer service, Featherlite should experience continued success in 1997.

                                    (Page 7)
================================================================================

(Picture of boots)

                                    (Page 8)
================================================================================

FOOTWEAR SEGMENT

                              REPORT ON OPERATIONS

JUSTIN INDUSTRIES' FOOTWEAR OPERATIONS experienced further declines in 1996, as continued softness in the western apparel business impacted revenues and profitability for the third year in a row. During this challenging year, measures were taken to reduce costs in order to maintain profitability and to significantly reduce inventories. Early in the year, the Justin factory in Sarcoxie, Missouri, was closed, and in April, production at two factories in Cassville, Missouri, was combined to reduce overhead costs. Production at all other facilities was significantly reduced and employment levels were brought down an additional 30 percent. Costs were further reduced by closing one of four finished goods warehouses. These changes helped to lower inventories by over 500,000 pairs in 1996, a 40 percent reduction. In addition, break-even levels were lowered and cash flow was improved.

     The Company's European operations were discontinued in mid-1996 because the level of sales did not support the cost of doing business with a physical presence in Europe. Direct sales to European customers were maintained by mail campaigns and did improve in the second half of the year.

     Western footwear remains very popular in the core markets of Texas and the southern and southwestern states. Among the goals of the Footwear group in 1997 is developing products that find favor with consumers rather than those that are driven just by price. The focus will be on a quality product with improved margins. Comfort, functionality, and quality are the market trends. Justin, Tony Lama, and Nocona plan to capitalize on these trends by providing quicker response time and better styling, and maintaining lower costs to be competitive.

     New products and advertising programs have been developed and are ready to make 1997 a successful year. Newer technology will be used in several areas. Product development is aided by computer systems in pattern and design development. Electronic data interface (EDI) will be available to all customers in 1997. Salesmen's laptop computers will be upgraded, and the information available will be improved to better service customers.

     The Company's Footwear brands - Justin, Nocona, Tony Lama and Chippewa - are concentrating on market niches that they can control and operate profitably, and they are planning to introduce products that will compete successfully in new markets.

     The Justin boot division had the most significant reduction in inventory in 1996 and will benefit greatly in 1997 from reduced unit costs as production levels are increased to meet demands. A broader marketing approach is planned in 1997 to capitalize on the brand equity and to position Justin Boot Company as a premier manufacturer and trendsetter in western, leisure, and work footwear. Justin will continue to control inventory and maximize market delivery by releasing new styles three times a year, coinciding with seasonal styling and awareness.

     In 1997, Justin will introduce a new footwear product designed to compete against work boots in the western markets as well as non-traditional Justin markets. This product is designed to take advantage of new technology to enhance comfort and durability. An advertising program is being developed for introduction in late spring. Justin will also continue to seek additional areas of potential growth. Specifically, crepe soles with double-stitched welts are expanding beyond the equestrian circles, and footwear profiles resembling boots made in the 1940s and 1950s are resurfacing. Other advertising programs will include timely events tied to Father's Day and the back-to-school and holiday seasons. Brand awareness will be maintained by event marketing at a broad spectrum of events. Additional brand awareness will be created through newspapers, broadcast news stories, and exposure through strategically placed signs and logos at events such as the National Finals Rodeo and the Professional Bullfighter Association Finals, which are televised on ESPN and TNN.

                                    (Page 9)
================================================================================

(Picture of boots)
                                    (Page 10)
================================================================================

     Nocona Boot Company will capitalize on its ability to be the boot company that offers the retail industry the largest availability of toes and heels, the largest selection of sizes (3-16), and the widest selection of widths (AAAA-EEE), delivered in a short period of time. Nocona provides the retailers the opportunity to fit every foot. In 1997, Nocona will continue to market this concept through its "fit centers" and expand the message that Nocona Boot Company "fits any foot."

     In 1997, Nocona will also introduce a new Mobile Fit Center, a 35-foot self-contained customized trailer. A sample of all styles, sizes, and widths manufactured will be on display. This fit center will be marketed as a company-sponsored traveling trunk show specializing in fitting, and will be driven to pre-approved retail locations to participate in special promotions. Fitting seminars, conducted by a Nocona boot specialist, will be held with store owners and employees prior to the event. The mission of this program is to educate the consumer and retailer about proper fit in western footwear. Nocona also plans to institute a telemarketing program in 1997 to reach small, remote customers.

     Tony Lama Company believes that its greatest strength is in its brand name, along with its reputation for producing a high-quality product. In 1997, the company's marketing efforts will be focused on these strengths. Early in the year, Tony Lama will introduce the "Cushion Comfort" line of boots, which have been engineered to preserve all the quality of a hand-crafted 3U4-welt boot while providing an unparalleled level of comfort and ease of fit. This line of boots was test marketed in 1996 and received an enthusiastic reception from dealers and their customers.

     Tony Lama is also developing a new line of non-western footwear for mid-year release. This product will feature new toe styles and bonded unit bottoms and will be made along the lines of traditional footwear.

     The Company's Chippewa Shoe line fared much better in 1996 than the western boot divisions. Chippewa manufactures premier quality footwear for work and outdoor sports and is the chosen boot for today's rugged individual. Sales of Chippewa products grew modestly in 1996, but major improvements were realized in gross profit margins. These boots and shoes also grew in popularity in Japan and Western Europe because of their quality and durability, and Chippewa plans to further penetrate those markets in 1997.

     While 1996 was a disappointing year in many respects, the adjustments made to lower costs and thus reduce the break-even point for profitability will prove beneficial in 1997 and future years.

                                    (Page 11)
================================================================================


(Picture of office equipment)

                                    (Page 12)
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

JUSTIN INDUSTRIES' NET INCOME fell for the second consecutive year in 1996 as the Company experienced further declines in revenue and profitability from its Footwear operations. While the Building Materials segment posted record sales and solid gains in earnings, overall softness in the apparel industry, and in particular in the western fashion segment, adversely affected the performance of the Company's Footwear businesses. For the year, consolidated net income was $23.4 million, a decline of 8.9% from 1995. Operating profit for the Building Materials group improved approximately 5%, while Footwear's profits were down 83% from 1995.

OPERATIONS

In 1996, consolidated net sales totaled $447.8 million, a decrease of 3.0% from 1995. Revenues of $461.4 million in 1995 were 4.5% below those of 1994.

     Building Materials net sales were a record high $261.3 million, an increase of 8.8% from 1995 revenues of $240.1 million. Revenues in 1995 were 7.1% greater than 1994's total of $224.2 million. Included in the Building Materials segment for 1996, 1995, and 1994 were Acme Brick Company and its subsidiary, American Tile Supply Company (acquired in August 1994); Featherlite Building Products Corporation; and Tradewinds Technologies, Inc. Sales of Acme bricks comprise just over one-half of total Building Materials revenues, and in 1996, Acme's unit brick shipments increased 12.5% to an all-time high. The average price of brick sold in 1996 remained unchanged from the 1995 price. In 1995, Acme sold 10.3% fewer bricks than in 1994 due to lower levels of residential construction; however, the average selling price in 1995 was 3.6% greater than in 1994, as price increases in mid- and late-1994 were fully realized in 1995. Sales of purchased products at Acme increased 14.8% in 1996 over 1995, in contrast to a 4% decline in 1995 from the previous year. In 1996, American Tile Supply revenues were 7.3% higher than in 1995. The sales contribution from American Tile in 1995 was significantly greater than 1994, since its operations were only included in total revenues for the last five months of 1994.

     Revenues at Featherlite in 1996 were virtually unchanged from 1995. In 1996, the company sold 7.9% fewer concrete blocks. This unit decline was offset by an average price increase of 3.2% and an increase in revenues from Featherlite's Texas Quarries limestone division. Featherlite's 1995 net sales exceeded those of 1994 by 7.6%. This increase was attributable to greater unit sales of all products as well as improved pricing over 1994.

     Tradewinds Technologies represents less than 1% of Justin Industries' consolidated net sales. In 1996, Tradewinds' sales were approximately 14% below those of 1995.

     Revenues in the Company's Footwear operations fell from $221.4 million in 1995 to $186.5 million in 1996-a drop of 15.8%. Sales in 1995 were 14.5% less than in 1994. Unit sales of Footwear products in 1996 declined 10.4% from 1995, and the average selling price per unit fell 8%. The decline in average selling price is due primarily to the mix of products sold. Higher-priced western boots comprised a smaller percentage of total sales in 1996, as sales of the lower-priced Chippewa, Diamond J, and Sport Lace-R lines either improved over 1995 or declined at a lower rate. In addition, the average price was affected by discounts given in order to sell slower-moving styles and reduce inventories. In 1995, unit sales of footwear products were 19.8% below those of 1994, while the average selling price was 6.5% greater. Change in product mix was also the reason for this price fluctuation.

(Graph - Net Sales by Line of Business)

                                    (Page 13)
================================================================================

(Graph - Net Income)

     Justin Industries' Building Materials business operates primarily in a seven-state region in the central and southwestern United States, while Footwear segment sales are made to customers nationwide.

     As a percentage of sales, cost of sales company-wide was 65.4% in 1996 compared to 65.2% in 1995 and 65.1% in 1994. The Building Materials businesses have overall higher gross profit margins, and the growth in this segment's revenues over the last few years as a percentage of consolidated sales has tended to offset the Footwear decline in gross profit margins.

     The gross profit margin in Building Materials was 41.2% in 1996 and 1995, and 41.7% in 1994. Acme Brick Company margins declined slightly in 1996 from those of 1995, as gains from the increase in brick unit sales were offset by increased fuel costs and start-up expenses associated with the new brick plant. The company generally buys natural gas on the spot market for fueling its brick plants. The last year was unusually volatile for spot market gas pricing, resulting in an average increase in the company's fuel costs of about 37% over 1995, or an average increase of 4% in the total cost of manufactured brick. The company is evaluating various measures to reduce the impact of higher-than-normal fuel costs. As noted above, brick selling prices were virtually unchanged from 1995. Both American Tile and Featherlite realized improvements in gross profit margins in 1996. American Tile's gain was attributed to increased volume, while Featherlite's improvement came from higher block selling prices and sales of cut limestone products. Tradewinds' margins were lower due to reduced volume. The decline in the segment gross profit margin in 1995 from 1994 was due to variations in product mix. Brick is the company's most profitable product, and in 1995, brick sales were a smaller percentage of total Building Materials revenues than in 1994.

     Footwear gross profit margins were 25.4% in 1996, compared to 27.9% in 1995 and 29.0% in 1994. As noted above, Footwear revenues have declined since 1993, and the reduced volume has been the primary reason for the margin deterioration. Production levels were lowered dramatically in 1996 in order to bring down inventories. The additional per-unit overhead-resulting from reduced production as well as discounts given in order to sell slower-moving styles-adversely affected profit margins. Realignment of manufacturing operations also impacted gross profits. In 1995, margins were also weakened by $700,000 in expenses associated with the reconfiguration of the Fort Worth Justin boot plant. These expenses were related to the temporary closure of the plant, layoffs, and changes to production lines to accommodate more efficient manufacturing techniques.

     Selling, general, and administrative expenses as a percentage of net sales were 25.7% in 1996, compared to 25.0% in 1995 and 22.1% in 1994. The increase in 1996 was due primarily to the reduced level of revenues, as the total spent on these costs declined slightly in 1996. In the Building Materials segment, selling, general, and administrative expenses increased in 1996 primarily due to revenue growth at Acme and expansion at American Tile. Footwear expenses were significantly lower in 1996 due to reduced sales commissions and lower administrative expenses resulting from consolidation programs completed in late 1995. Also impacting Footwear expenses in 1996 were additional provisions to the allowance for doubtful accounts, as the western-wear industry continues to be weak. In 1995, selling, general, and administrative expenses were $8.6 million greater than 1994. Approximately $6 million of the increase was from the inclusion of American Tile for the full year, versus the five months of 1994. Also in 1995, advertising expenses were $2.8 million more than in 1994, and the Footwear group spent approximately $2 million to complete the consolidation of administrative departments.

                                    (Page 14)
================================================================================

(Graph - Interest-Bearing Debt)

     Interest expense in 1996 was $3.37 million, compared to $5.03 million in 1995 and $4.06 million in 1994. The decline in 1996 was due to both lower average interest rates and lower borrowing levels throughout the year. Based on the average month-end borrowings outstanding, the average effective interest rate was 5.5% in 1996, 6.3% in 1995, and 4.7% in 1994. Note 4 to the
Consolidated Financial Statements on page 22 describes the Company's borrowing arrangements.

     Income tax expense, as a percentage of pre-tax income, was 36.2% in 1996 and 1995, and 35.8% in 1994. The federal statutory rate was 35% for all three years. See Note 7 to the Consolidated Financial Statements on page 25 for a reconciliation of the actual tax rate to the federal statutory tax rate, and other information relating to income tax.

     The table on page 30, Quarterly Financial Data, presents summarized operating results for each quarter in the two years ended December 31, 1996. The Company's businesses are seasonal in nature, with Building Materials operations generating greater activity in the second and third quarters and Footwear operations accelerating in the third and fourth. As a result, first quarter earnings are generally the lowest, which was the case in 1996. Quarterly net income in 1996 was less than the comparable quarters of the prior year in the first, second, and fourth quarter, while third quarter earnings in 1996 exceeded those of 1995.

     The Company's Building Materials operations are dependent on levels of construction activity that are influenced somewhat by interest rates. Changes in interest rates, therefore, can affect the Company's future earnings prospects.

     Inflation has not had a significant impact on the Company's operations in recent years; however, the Company attempts to recover any cost increases through improvements to its manufacturing processes and through increases in price where competitively feasible.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

Justin Industries' financial condition improved further in 1996. In addition to earnings and depreciation, a significant amount of cash was generated from reductions in working capital, primarily from reducing inventories in the Footwear operations. In 1996, total interest-bearing debt declined $31.3 million and shareholders' equity grew $16.4 million. The year ended with a ratio of total interest-bearing debt to equity of .17:1 compared to .31:1 at December 31, 1995. The ratio of long-term debt to equity was lowered from .24:1 at December 31, 1995 to .13:1 at year-end 1996.

(Graph - Capital Expenditures)

                                    (Page 15)
================================================================================

(Graph - Book Value Per Share)

     The Balance Sheet Trends table on page 17 presents the percentage relationship of the major asset, liability, and equity accounts to total assets. Total assets declined 4.3% in 1996 to $360.1 million. Working capital of $165.1 million at December 31, 1996, was 9% less than the prior year-end. The declines in total assets and working capital were due to the significant inventory reductions. The current ratio at year-end improved to 3.7:1 from 3.6:1 at December 31, 1995.

     Net cash provided by operating activities in 1996 was $63.8 million, an amount significantly greater than in any previous year. In 1995 and 1994, net cash provided from operating activities was $38.5 million and $46.2 million, respectively. The reduction in inventory was a major component of the 1996 amount. The Company expended $24.7 million in 1996 investing in property, plant, and equipment. Of this total, 95% was spent by the Building Materials operations, with the most significant expenditures of approximately $10.4 million for the completion of Acme's new brick plant. Other fixed asset expenditures were primarily for equipment replacement and upgrades. During the year, the Company spent $3.8 million to purchase treasury stock, completing the one million-share buy-back program begun in 1995. Dividends per share were unchanged from 1995 at $.16, for total payments of $4.2 million.

     The Company's primary source of cash is from operations. In addition, the Company has credit facilities available from commercial banks. The Company believes that its borrowing arrangements are adequate to support its requirements for the foreseeable future. Unused lines of credit available to the Company at December 31, 1996, totalled $75 million.

BACKLOGS

The Company maintains information on sales backlogs in order to plan for future production levels and to project sales volume. At December 31, 1996, the backlog for clay brick was $22.1 million, compared with $16.5 million at year-end 1995. The sales backlog for Footwear products at year-end 1996 was $7.4 million, compared with $8.3 million in 1995.

SAFE HARBOR PROVISIONS

In accordance with the recently enacted safe harbor provisions of the securities law regarding forward-looking statements, except for the historical information contained herein, this Annual Report contains forward-looking statements that involve risks and uncertainties. Justin's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences could include, but are not limited to, changes in demand, prices, and raw materials costs; changes in the economic conditions of the various markets the company serves; and changes in the amount and severity of inclement weather; as well as the other risks detailed herein and in the Company's reports filed with the Securities and Exchange Commission.

(Graph - Shareholders' Equity)

                                    (Page 16)
================================================================================

BALANCE SHEET TRENDS
Percent of Total Assets

ASSETS:                            1996   1995     1994     1993   1992
------------------------------------------------------------------------
  Receivables                       22%     21%     22%      22%     26%
  Inventories                       36      42      43       42      41
  Property, plant, and equipment    29      26      23       23      24
  All other assets                  13      11      12       13       9
                                  -----   -----    -----   -----   -----
                                   100%    100%    100%     100%    100%
                                  =====   =====    =====   =====   =====

LIABILITIES AND EQUITY:
------------------------------------------------------------------------
  Interest-bearing debt             12%     19%     21%      27%     35%
  All other liabilities             18      18      20       19      16
  Equity                            70      63      59       54      49
                                  -----   -----    -----   -----   -----
                                   100%    100%    100%     100%    100%
                                  =====   =====    =====   =====   =====

------------------------------------------------------------------------

OPERATING TRENDS
Percent of Net Sales

                                        1996     1995    1994    1993     1992
-------------------------------------------------------------------------------
Net sales                              100.0%   100.0%  100.0%  100.0%   100.0%
Cost of sales                           65.4     65.2    65.1    66.2     69.3
                                       ------   ------  ------  ------   ------
Gross profit                            34.6     34.8    34.9    33.8     30.7
Operating expenses                      26.4     26.1    23.0    22.0     21.4
Income taxes                             3.0      3.1     4.3     4.2      3.3
                                       ------   ------  ------  ------   ------
Income before accounting change          5.2      5.6     7.6     7.6      6.0
Cumulative effect on prior years of
  change in accounting for income          -        -       -      .2        -
taxes
                                       ------   ------  ------  ------   ------
Net income                               5.2%     5.6%    7.6%    7.8%     6.0%
                                       ======   ======  ======  ======   ======
-------------------------------------------------------------------------------

FIVE-YEAR ANALYSIS OF SALES AND OPERATING PROFIT BY PRODUCT LINES
(in thousands of dollars)

                              1996               1995               1994               1993               1992
                         Amount   Percent   Amount   Percent   Amount   Percent   Amount   Percent   Amount   Percent
---------------------------------------------------------------------------------------------------------------------
Building Materials:
  Net sales             $261,315    58%    $240,094    52%    $224,213    46%     $179,740   38%     $158,808   35%
  Operating profit        44,233    97       42,107    82       44,600    66        31,445   48        16,423   31
Footwear:
  Net sales              186,457    42      221,354    48      258,796    54       295,191   62       294,459   65
  Operating profit         1,591     3        9,234    18       22,871    34        34,168   52        36,054   69
---------------------------------------------------------------------------------------------------------------------
Totals:
  Net sales             $447,772   100%     $461,448  100%    $483,009   100%     $474,931  100%     $453,267  100%
  Operating profit      $ 45,824   100%     $ 51,341  100%    $ 67,471   100%     $ 65,613  100%     $ 52,477  100%
Less interest
  and parent
  company operations       9,202              11,137             9,995               9,583             10,080
---------------------------------------------------------------------------------------------------------------------
Income before income
  taxes                 $ 36,622            $ 40,204          $ 57,476            $ 56,030*          $ 42,397
---------------------------------------------------------------------------------------------------------------------
* before cumulative effect on prior years of change in accounting for income taxes

                                    (Page 17)
================================================================================

CONSOLIDATED BALANCE SHEET
In Thousands of Dollars, Except Share Data, at December 31,    1996       1995
---------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------
Current assets:
  Cash                                                        $  3,215   $  2,180
  Accounts receivable, less allowance for doubtful
    accounts of $3,069 and $3,340, respectively                 80,315     78,213
  Inventories                                                  129,146    158,330
  Federal and state income taxes                                11,758      9,800
  Prepaid expenses                                               1,527      2,155
---------------------------------------------------------------------------------
      Total current assets                                     225,961    250,678
Other assets, at cost                                           25,815     24,195
Assets held for sale                                             2,805      4,879
Property, plant, and equipment, at cost:
  Land                                                          19,908     18,558
  Buildings and equipment                                      247,285    222,576
  Construction in progress                                       3,902     11,069
---------------------------------------------------------------------------------
                                                               271,095    252,203
  Less accumulated depreciation                                165,598    155,546
---------------------------------------------------------------------------------
      Net property, plant, and equipment                       105,497     96,657
---------------------------------------------------------------------------------
                                                              $360,078   $376,409
=================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------
Current liabilities:
  Notes payable to banks                                       $ 2,000   $ 10,000
  Trade accounts payable                                        14,056     14,152
  Accrued payroll items                                         11,393     11,786
  Accrued insurance                                             11,818     15,283
  Accrued state and local taxes                                  1,822      2,141
  Other accrued expenses                                        11,366      8,424
  Dividends payable                                              1,058      1,071
  Current portion of long-term debt                              7,395      6,436
---------------------------------------------------------------------------------
    Total current liabilities                                   60,908     69,293
Long-term debt, less current portion                            32,890     57,137
Deferred income taxes                                           13,424     13,490
Shareholders' equity:
  Voting preferred stock, $2.50 par value;
    1,000,000 shares authorized -- Series Two
    convertible, 100 shares issued and outstanding                   -          -
  Common stock, $2.50 par value; 100,000,000
    shares authorized, 27,869,888 shares issued                 69,674     69,674
  Capital in excess of par value                                16,477     16,800
  Retained earnings                                            181,068    161,932
  Treasury stock, at cost, 1,416,800 and 1,234,585
    shares, respectively                                       (14,363)   (11,917)
---------------------------------------------------------------------------------
      Total shareholders' equity                               252,856    236,489
---------------------------------------------------------------------------------
                                                              $360,078   $376,409
=================================================================================

See accompanying notes.

                                    (Page 18)
================================================================================

CONSOLIDATED STATEMENT OF INCOME
In Thousands of Dollars, Except Per Share
Data, for Years Ending on December 31,          1996       1995       1994
----------------------------------------------------------------------------
Net sales                                     $447,772   $461,448   $483,009
Costs and expenses:
  Cost of goods sold                           292,858    300,842    314,661
  Selling, general, and
    administrative expenses                    114,925    115,370    106,814
  Interest expense                               3,367      5,032      4,058
----------------------------------------------------------------------------
                                               411,150    421,244    425,533
----------------------------------------------------------------------------
Income before income taxes                      36,622     40,204     57,476
Income taxes                                    13,257     14,553     20,571
----------------------------------------------------------------------------
Net income                                    $ 23,365   $ 25,651   $ 36,905
============================================================================
Earnings per share                            $    .87   $    .94   $   1.33
============================================================================

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                                            Capital in
In Thousands of Dollars, Except Share Data, for     Preferred     Common     excess of   Retained    Treasury
Years Ending on December 31, 1996, 1995, and 1994     stock       stock      par value   earnings     stock
---------------------------------------------------------------------------------------------------------------
Balance January 1, 1994                                  $  -    $69,674     $17,047     $108,038     $(5,956)
---------------------------------------------------------------------------------------------------------------
Issuance of 76,165 shares of stock from treasury
  upon exercise of stock options                            -          -         (88)           -         630
Net income                                                  -          -           -       36,905           -
Cash dividends declared -- $.16 per share                   -          -           -       (4,350)          -
---------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                                $  -    $69,674     $16,959     $140,593     $(5,326)
---------------------------------------------------------------------------------------------------------------
Purchase of 677,000 shares of stock for treasury            -          -           -            -      (7,259)
Issuance of 79,652 shares of stock from treasury
  upon exercise of stock options                            -          -        (159)           -         668
Net income                                                  -          -           -       25,651           -
Cash dividends declared -- $.16 per share                   -          -           -       (4,312)          -
---------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                                $  -    $69,674     $16,800     $161,932    $(11,917)
---------------------------------------------------------------------------------------------------------------
Purchase of 323,000 shares of stock for treasury            -          -           -            -      (3,821)
Issuance of 140,785 shares of stock from treasury
  upon exercise of stock options                            -          -        (323)           -       1,375
Net income                                                  -          -           -       23,365           -
Cash dividends declared -- $.16 per share                   -          -           -       (4,229)          -
---------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                                $  -    $69,674     $16,477     $181,068    $(14,363)
===============================================================================================================

See accompanying notes.

                                    (Page 19)
================================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS
In Thousands of Dollars
for Years Ending on December 31,                       1996      1995       1994
----------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                          $23,365   $25,651    $36,905
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Depreciation                                       15,792    14,742     13,852
    Amortization                                          496       689        569
    Provision for losses on accounts receivable         2,707     1,347        866
    Gain on sale of property, plant, and equipment       (238)     (167)      (122)
    Deferred income taxes                                 411    (1,198)    (3,190)
    Changes in current assets and liabilities:
      (Increase) decrease in accounts receivable       (4,809)    2,706     (1,624)
      (Increase) decrease in inventories               29,184     2,564     (7,398)
      Increase in other current assets                 (1,807)     (776)      (240)
      Increase (decrease) in accounts payable and
        accrued expenses                               (1,331)   (7,043)     6,628
----------------------------------------------------------------------------------
        Net cash provided by operating activities      63,770    38,515     46,246

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale of property, plant,
    and equipment                                         710       261        841
  Purchase of property, plant, and equipment          (24,738)  (26,020)   (18,627)
  (Increase) decrease in other long-term assets          (408)      114       (684)
  Payment for purchase of business, net of
    cash acquired                                           -         -     (9,332)
----------------------------------------------------------------------------------
        Net cash used in investing activities         (24,436)  (25,645)   (27,802)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings                                           43,000    41,000     57,500
  Repayment of borrowings                             (74,288)  (46,681)   (76,655)
  Dividends paid                                       (4,242)   (4,330)    (4,347)
  Purchase of treasury stock                           (3,821)   (7,259)         -
  Proceeds from exercise of stock options               1,052       509        542
----------------------------------------------------------------------------------
        Net cash used in financing activities         (38,299)  (16,761)   (22,960)
----------------------------------------------------------------------------------
Net increase (decrease) in cash                         1,035    (3,891)    (4,516)
Cash at beginning of year                               2,180     6,071     10,587
----------------------------------------------------------------------------------
Cash at end of year                                    $3,215    $2,180     $6,071
==================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH INFORMATION:
  Cash paid during the year for:
    Interest                                           $3,296    $5,129     $4,105
    Income taxes, net of refunds                      $15,242   $16,140    $23,286

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
  Purchase of business:
    Fair value of assets acquired                      $    -    $    -    $17,757
    Cash paid for assets and related costs                  -         -     (9,332)
    Subordinated debt issued                                -         -     (5,000)
----------------------------------------------------------------------------------
      Liabilities assumed                              $    -    $    -     $3,425
==================================================================================

See accompanying notes.

                                    (Page 20)
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDING ON DECEMBER 31

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. Justin Industries, Inc. (the "Company") is a manufacturing and distribution company whose principal lines of business are 1) building materials-including face brick, concrete block, and floor and wall tile; and 2) footwear products, primarily western-style boots. In 1996, revenues in the building materials segment were 58% of consolidated net sales, and the footwear segment comprised 42% of the total. Building materials are sold directly through company sales offices primarily in a seven-state area consisting of Texas, Oklahoma, Arkansas, Louisiana, Kansas, Missouri, and Tennessee. Approximately 67% of Building Materials' sales are in Texas. Building Materials' sales are dependent upon construction levels within market areas served, with face brick sales specifically influenced by housing starts. Footwear products are sold primarily through independent western-wear retailers in the United States, with sales in Texas of approximately 36%.

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated upon consolidation. Certain reclassifications have been made in December 31, 1995 and 1994, amounts to conform with the 1996 presentation.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

               Buildings       10 to 20 years
               Equipment       3 to 15 years

     INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS. Intangible assets resulting from business acquisitions consist of trademarks/tradenames and the excess of the acquisition cost over the fair value of the net assets of businesses acquired. Intangibles are amortized on a straight-line basis over 40 years. As of December 31, 1996 and 1995, intangibles were $14.4 million and $14.9 million, respectively, net of accumulated amortization of $1.8 million and $1.3 million, respectively.

     REVENUE RECOGNITION. Revenue from sale of manufactured products is recognized primarily upon passage of title to the customer, which generally coincides with physical delivery and acceptance.

     ADVERTISING. The Company's policy is to expense advertising costs as incurred. Total advertising expense for the years ended December 31, 1996, 1995, and 1994, was $15,989,000, $16,999,000, and $14,242,000, respectively.

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

                                    (Page 21)
================================================================================

     The Company grants stock options for a fixed number of shares to employees and non-employee directors with an exercise price equal to the fair value of the underlying common stock at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options because, as discussed in Note 5, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Proceeds from common stock issued pursuant to the Company's employee stock option plans are credited to common stock or treasury stock and capital in excess of par value at the time an option is exercised.

     The Company has no postretirement health benefits and, therefore, realized no effect from accounting requirements under Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

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

3. INVENTORIES

Inventories include the following:
(in thousands of dollars)

                                  1996          1995
                                ---------     ---------
Finished products                $ 99,401     $ 121,835
Work-in-process                     5,246         6,068
Raw materials and supplies         24,499        30,427
                                ---------     ---------
                                $ 129,146     $ 158,330
                                =========     =========

4. BORROWINGS

Long-term debt consists of the following:
(in thousands of dollars)

                                   1996           1995
                                ---------      ---------
Revolving credit loans            $ 6,000       $ 22,000
Term loan                          15,000         21,000
Industrial Revenue Bonds           17,285         17,515
Note payable to bank                2,000          3,000
Other, unsecured                        -             58
                                ---------      ---------
                                   40,285         63,573
Less current portion                7,395          6,436
                                ---------      ---------
                                 $ 32,890       $ 57,137
                                =========      =========

     The Company may borrow up to a total of $52,000,000 in revolving credit loans pursuant to an agreement among four commercial banks originally entered into in May 1989. The revolving credit loans are repayable beginning in April 1999 when outstanding amounts are converted to term loans payable over three years. The conversion date may be extended annually for an additional twelve months by consent of all participating banks.

     The $15,000,000 term loan is an agreement among three commercial banks providing for annual principal reductions that began in November 1992 of $2,000,000, increasing $1,000,000 each year thereafter until 1998, when the final payment is due.

     Borrowings under the revolving credit and term loan agreements bear interest at rates determined on certain margins based on prime, certificates of deposit, and the London Interbank Offered Rate ("LIBOR"). Interest on all of these borrowings at December 31, 1996, was based on LIBOR in effect at the time of origination plus 50 basis points, and averaged 6%. Interest rate margins may fluctuate in increments of 12.5 basis points based on attaining certain quarterly funded debt-to-equity ratios stipulated in the loan agreements. The loans are unsecured; however, the loan agreements contain certain minimum requirements as to working capital, cash flow from operations, and tangible net worth, redemption of outstanding stock, and change in control of the Company. As of December 31, 1996, the Company was in compliance with all such requirements and restrictions.

                                    (Page 22)
================================================================================

     The Industrial Revenue Bonds are payable in varying amounts through 2014, plus interest at fixed rates of 6.7% and varying rates based on certain indices (approximately 4.2% at December 31, 1996), secured by property, plant, and equipment with a net book value of approximately $13,073,000. In certain circumstances, the Company may be required to purchase up to $16,250,000 of its Industrial Revenue Bonds prior to their maturity. In such circumstances, the Company may borrow the purchase price under long-term standby letter of credit agreements and also has the right to resell the bonds.

     Note payable to bank is an unsecured borrowing due in 1998. Interest is based on LIBOR plus 50 basis points and was 6.1% at December 31, 1996.

     Notes payable to bank included in current liabilities in 1996 are unsecured borrowings due in 1997 pursuant to a $10,000,000 one year credit facility from a commercial bank. Interest is based on LIBOR plus 50 basis points and was 6.4% at December 31, 1996.

     The aggregate maturities of long-term debt through 2001 are as follows:
1997, $7,395,000; 1998, $10,160,000; 1999, $1,160,000; 2000, $2,160,000; and
2001, $2,160,000.

     At December 31, 1996, unused lines of credit for short-term, revolving, and term credit agreements were approximately $75,000,000. Out-standing standby letters of credit at December 31, 1996, amounted to approximately $21,303,000.

     Interest rates on the majority of the Company's borrowings float with prevailing market rates; therefore, the fair value of such debt approximates carrying value at December 31, 1996 and 1995. Based on fixed interest rates currently available to the Company for bank loans and industrial revenue bonds with similar terms and maturities, the fair value of fixed rate borrowings approximates carrying value at December 31, 1996 and 1995.

5. SHAREHOLDERS' EQUITY

The average number of common shares outstanding plus common stock equivalents used to calculate earnings per share was 26,997,000 in 1996, 27,411,000 in 1995, and 27,810,000 in 1994.

     The Company has outstanding options to purchase its common stock under qualified incentive stock option plans and non-qualified stock option agreements with certain of its employees and non-employee directors. The plans for employees, as amended, provide for the granting of either incentive stock options or stock options which are not qualified under the Internal Revenue Code, at the discretion of the Compensation Committee of the Board of Directors. In addition, they provide for exercise of stock options without regard to the sequence of dates of original grants. All outstanding stock options are non-qualified and expire over a period of ten years. Options are granted at the fair market value of the underlying common stock at the date of grant. Employee-granted options vest over a five-year period while director options vest after one year. Currently, the Board has authorized 778,890 shares for future grants of options. A summary of the Company's stock option activity and related information for the years ended December 31, 1996, 1995, and 1994, is as follows:

                                        1996               1995      1994
                                ----------------------  ---------  ---------
                                            Weighted-
                                             Average
                                            Exercise
                                 Shares       Price       Shares     Shares
                                ---------   ---------   ---------  ---------
Outstanding at January 1        1,524,067     $8.72     1,481,286  1,406,877
Granted                           201,400    $11.51       160,600    155,300
Canceled                          (68,060)   $15.03       (25,370)    (2,680)
Exercised                        (141,155)    $5.33       (92,449)   (78,211)
                                ---------               ---------  ---------
Outstanding at December 31      1,516,252     $9.12     1,524,067  1,481,286
                                =========               =========  =========

Exercisable at end of year      1,027,152     $7.92     1,001,717    841,394
                                =========               =========  =========

Weighted-average fair value of
options granted during the year   $  4.43
                                =========

                                                          $2.42-     $2.42-
Exercise price per share                                  $18.00    $18.00
                                                        =========  =========

Aggregate purchase price
      (in thousands of dollars)                          $ 13,283   $ 12,376
                                                        =========  =========

                                    (Page 23)
================================================================================

     The following table segregates outstanding options into groups based on exercise price ranges of less than and more than $10 per share.

                                           Price Ranges
                              -------------------------------------
                               $2.42 to $10.00     $10.00 to $18.00
                              ----------------- - -----------------
All Outstanding Options:
  Number of shares                 713,012             803,240
  Weighted-average
    exercise price                  $4.71               $13.03
  Weighted-average
    remaining
    contractual life              3.5 years           7.9 years
Exercisable Options:
  Number of shares                 698,312             328,840
  Weighted-average
    exercise price                  $4.69               $14.78

     Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a binomial option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.2% and 5.6%; dividend yields of 1.6% for both years; volatility factors of the expected market price of the Company's common stock of .342 and .377; and a weighted-average expected life of the option of 6 years.

     Binomial option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. The pro forma effects on net income for 1996 and 1995 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows: (in thousands of dollars, except for earnings per share information)

                                   1996           1995
                                 --------       --------
Pro forma net income              $23,208        $25,629
                                 ========       ========
Pro forma earnings per share
  (primary and fully diluted)      $.86           $.93
                                 ========       ========

     The preferred stock is convertible into 2,826 shares of common stock at December 31, 1996. The Board of Directors is empowered to set the dividend, redemption, and liquidation rights pertaining to the preferred stock and to establish the voting rights and any special rights or restrictions.

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

6. RETIREMENT PLANS

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31, 1996 and 1995, related to the Company's pension plans: (in thousands of dollars)

                                    (Page 24)
================================================================================

                                                       1996         1995
                                                    ---------    ---------
Actuarial present value of benefit obligations:
  Vested                                            $  47,802    $  46,768
  Non-Vested                                            2,214        2,742
                                                    ---------    ---------
                                                    $  50,016    $  49,510
                                                    =========    =========
Projected benefit obligations for service
  rendered to date                                  $ (56,458)    $(56,629)
Plan assets at fair value                              90,572       80,717
                                                    ---------    ---------
Plan assets in excess of projected benefit
  obligations                                          34,114       24,088
Unrecognized net gain from past experience
  different from that assumed and effect
  of changes in assumptions                           (23,347)     (13,282)
Prior service cost not yet recognized in net
  periodic pension cost                                (1,053)      (1,114)
Unrecognized net asset at January 1, 1985, being
  recognized over 15 years                             (2,365)      (3,163)
                                                    ---------    ---------
                                                    $   7,349    $   6,529
                                                    =========    =========

     Plan assets at December 31, 1996, are invested primarily in listed stocks and bonds or cash equivalents. The Company's own common stock (1,011,400 shares) accounts for approximately $11,631,000, or 12.8%, of the fair value of plan assets at December 31, 1996. Dividends paid to the pension trust related to these shares amounted to approximately $162,000 in 1996.

     Net pension credit includes the following components: (in thousands of dollars)

                                      1996        1995         1994
                                   ---------   ---------    ---------
Service cost - benefits earned
  during the period                 $  2,184    $  1,903     $  2,347
Interest cost on projected
  benefit obligation                   3,883       3,864        3,531
Actual (return) loss on plan
  assets                             (12,514)    (16,590)       4,125
Net amortization and deferral          5,638      10,048      (10,180)
                                   ---------   ---------    ---------
Net pension credit                  $   (809)   $   (775)    $   (177)
                                   =========   =========    =========

     The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligations were 7.75% in 1996 and 7.25% in 1995. The rate of increase in future compensation was 4.25% in 1996 and 4% in 1995. The expected long-term rate of return on assets was 9% for all years above.

     Contributions to the plans, limited by federal income tax regulations, were $11,000 in 1996 and zero in 1995 and 1994.

     The Company also has an Employee Stock Owner-ship Plan (ESOP) for the benefit of substantially all employees. Eligible employees may contribute up to the lesser of 15% of their compensation or the maxi-mum amount authorized by the Company ($9,500 in 1996 and $9,240 in 1995 and 1994). In 1996, 1995, and 1994,
50% of the amount contributed by all employees was matched by the Company, up to 5% of total compensation. Pursuant to Internal Revenue Service Regulation 401(k), the employees' contributions are on a pre-tax basis. For 1997, employees may contribute up to the lesser of 15% of their compensation or the maximum allowable amount under IRS regulations ($9,500).

     The amount of Company contributions made to the ESOP and charged to expense was $1,181,000, $1,239,000, and $1,260,000 in 1996, 1995 and 1994, respectively.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995, are as follows: (in thousands of dollars)

                                       1996       1995
                                     -------    -------
Deferred tax assets:
  Insurance accruals                 $ 5,473    $ 6,495
  Asset valuation allowances           5,638      5,092
  Employee benefit plans                 127        216
  Other                                  918        830
                                     -------    -------
                                     $12,156    $12,633
                                     =======    =======
Deferred tax liabilities:
  Intangible assets                  $ 4,116    $ 4,265
  Depreciation                         7,586      7,716
  Employee benefit plans               1,722      1,509
                                     -------    -------
                                     $13,424    $13,490
                                     =======    =======

                                    (Page 25)
================================================================================

     Significant components of the provision for income taxes are as follows:
(in thousands of dollars)

                                1996       1995         1994
                              -------     -------     -------
Current                        $12,846    $15,751     $23,761
Deferred                           411     (1,198)     (3,190)
                               -------    -------     -------
Total income tax expense       $13,257    $14,553     $20,571
                               =======    =======     =======

     In addition, the Company recognized income tax benefits of $304,000, $192,000, and $221,000 in 1996, 1995, and 1994, respectively, upon the exercise by employees of non-qualified stock options. Such benefits were recognized as an increase in shareholders' equity when realized.

     A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                1996        1995         1994
                              -------     -------      -------
Statutory tax rate              35.0%      35.0%        35.0%
State taxes                      1.6        1.8          1.2
Other                           (0.4)      (0.6)        (0.4)
                              -------     -------      -------
Effective tax rate              36.2%      36.2%        35.8%
                              =======     =======      =======

     In connection with the acquisition of Tony Lama, the Company acquired a tax net operating loss carryforward. None of the tax net operating carry forward was utilized in 1996, 1995, or 1994. Approximately $802,000 of the acquired carry forward is available to offset future taxable income. The carryforward will expire in 2004. Future utilization of such carryforward will be recognized through adjustment of the value of acquired net assets.

8. FINANCIAL INFORMATION BY PRODUCT LINES

The five-year analysis of sales and operating profit by product lines on page 17, as it pertains to the last three years, is an integral part of the Company's consolidated financial statements. A discussion of the Company's products and business is located on pages 5 to 11. The following additional information is presented by industry segments: (in thousands of dollars)

                           Identifiable    Depreciation      Capital
                              Assets          Expense      Expenditures
                           ------------    ------------    ------------
       1996
Building Materials            $ 171,587       $  11,082       $  23,519
Footwear                        159,981           4,325           1,174
Corporate assets                 25,705             385              45
Assets held for sale              2,805               -               -
                              ---------       ---------       ---------
    Total                     $ 360,078       $  15,792       $  24,738
                              =========       =========       =========

       1995
Building Materials            $ 150,440       $   9,595       $  23,013
Footwear                        198,870           4,910           2,990
Corporate assets                 22,220             237              17
Assets held for sale              4,879               -               -
                              ---------       ---------       ---------
    Total                     $ 376,409       $   4,742       $  26,020
                              =========       =========       =========

       1994
Building Materials            $ 135,857       $   8,616       $  14,725
Footwear                        211,126           5,008           3,825
Corporate assets                 22,415             228              77
Assets held for sale              5,523               -               -
                              ---------       ---------       ---------
    Total                     $ 374,921       $  13,852       $  18,627
                              =========       =========       =========

     Assets held for sale relate primarily to raw land that is being marketed by third parties on behalf of the Company.

9. COMMITMENTS

At December 31, 1996, approximate future minimum rental commitments for all noncancellable operating leases are as follows: (in thousands of dollars)

          1997              $ 3,440
          1998                2,119
          1999                1,102
          2000                  679
          2001                  546
          Thereafter            510
                            -------
                            $ 8,396
                            =======

     Total rent expense for all operating leases amounted to approximately $4,063,000, $4,682,000, and $3,976,000 in 1996, 1995,
and 1994, respectively.

                                    (Page 26)
================================================================================

REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS


Board of Directors
Justin Industries, Inc.

We have audited the accompanying consolidated balance sheets of Justin Industries, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Justin Industries, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        /S/ ERNST & YOUNG LLP

Fort Worth, Texas
January 29, 1997


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

                                    (Page 27)
================================================================================

ELEVEN-YEAR FINANCIAL SUMMARY
Years ending on December 31,                             1996       1995       1994       1993       1992       1991
----------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials                                  261,315    240,094    224,213    179,740    158,808    123,004
    Footwear                                            186,457    221,354    258,796    295,191    294,459    245,346
----------------------------------------------------------------------------------------------------------------------
                                                        447,772    461,448    483,009    474,931    453,267    368,350
----------------------------------------------------------------------------------------------------------------------
  Operating profit:
    Building Materials                                   44,233     42,107     44,600     31,445     16,423      4,979
    Footwear                                              1,591      9,234     22,871     34,168     36,054     22,934
----------------------------------------------------------------------------------------------------------------------
                                                         45,824     51,341     67,471     65,613     52,477     27,913
----------------------------------------------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold                                  292,858    300,842    314,661    314,431    313,961    260,968
    Selling, general, and administrative                114,925    115,370    106,814    100,465     91,695     84,167
    Interest                                              3,367      5,032      4,058      4,005      5,214      9,482
    Depreciation                                         15,792     14,742     13,852     13,473     13,837     12,338
    Income taxes                                         13,257     14,553     20,571     19,995     15,304      5,280
----------------------------------------------------------------------------------------------------------------------
  Income:
    From continuing operations (before
      accounting change in 1993)                         23,365     25,651     36,905     36,035     27,093      8,453
    Net income                                           23,365     25,651     36,905     37,141     27,093     19,233
----------------------------------------------------------------------------------------------------------------------
  Income per share:
    From continuing operations (before
      accounting change in 1993)                            .87        .94       1.33       1.29        .98        .32
    Net income                                              .87        .94       1.33       1.33        .98        .73
----------------------------------------------------------------------------------------------------------------------
  Dividends declared per share                              .16        .16        .16        .16        .14       .135
  Capital expenditures*                                  24,738     26,020     18,627     17,278     12,006     10,666
----------------------------------------------------------------------------------------------------------------------
      YEAR-END STATISTICS:  (in thousands of dollars)
  Working capital                                       165,053    181,385    185,722    185,193    164,822    151,588
  Net property, plant, and equipment                    105,497     96,657     85,460     80,270     76,544     78,750
  Total assets                                          360,078    376,409    374,921    346,680    316,368    295,947
  Long-term debt                                         32,890     57,137     65,323     88,504    100,362    116,040
  Shareholders' equity                                  252,856    236,489    221,900    188,803    155,270    127,549
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*                               8.18       8.71      11.90      11.80       9.35       3.73
  Income-return on sales (%)*                              5.22       5.56       7.64       7.59       5.98       2.29
  Return on shareholders' equity (%)*                      9.88      11.56      19.55      23.21      21.24       7.61
  Return on assets (%)*                                    6.34       6.83      10.23      10.87       8.85       2.87
  Effective income tax rate (%)*                           36.2       36.2       35.8       35.7       36.1       38.4
  Ratio of long-term debt to shareholders' equity         .13:1      .24:1      .29:1      .47:1      .65:1      .91:1
  Ratio of total interest-bearing debt to
    shareholders' equity                                  .17:1      .31:1      .36:1      .49:1      .70:1      .93:1
  Ratio of current assets to current liabilities          3.7:1      3.6:1      3.5:1      4.4:1      4.0:1      4.4:1
OTHER STATISTICS:
  Average number of shares outstanding (in thousands)    26,997     27,411     27,810     27,953     27,772     26,382
  Book value per share                                     9.56       8.88       8.15       6.95       5.75       4.92
  Dividends as a percent of net income                     18.1       16.8       11.8       11.7       13.7       17.9
  Market price of common stock:
    High                                                 13 1/2     12 1/8     16 3/4     25 3/8         19          6
    Low                                                   9 3/4      9 1/2      9 3/4     11 3/4      5 5/8      3 5/8
======================================================================================================================

*Continuing Operations (before accounting change in 1993)

Note: Per share income amounts have been computed on the average number of common and common equivalent shares outstanding during each year and include preferred stock as common share equivalents. Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for the 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.

ELEVEN-YEAR FINANCIAL SUMMARY (Continued)
Years ending on December 31,                             1990       1989       1988       1987       1986
-----------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials                                  118,943    113,662    108,864    113,204    119,104
    Footwear                                            181,370    142,707    123,455    109,662    101,195
-----------------------------------------------------------------------------------------------------------
                                                        300,313    256,369    232,319    222,866    220,299
-----------------------------------------------------------------------------------------------------------
  Operating profit:
    Building Materials                                    3,698        604      4,369      6,685      7,437
    Footwear                                             17,748     15,650     12,223     10,184      9,946
-----------------------------------------------------------------------------------------------------------
                                                         21,446     16,254     16,592     16,869     17,383
-----------------------------------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold                                  211,559    182,365    164,596    154,600    148,503
    Selling, general, and administrative                 70,666     60,251     54,590     53,590     57,682
    Interest                                              6,815      6,402      4,574      4,369      4,140
    Depreciation                                         10,164     10,003     10,263     10,152     10,218
    Income taxes                                          3,697      2,432      2,696      3,121      4,131
-----------------------------------------------------------------------------------------------------------
  Income:
    From continuing operations (before
      accounting change in 1993)                          7,576      5,281      5,954      7,382      5,843
    Net income                                            7,293      7,198      7,469        752      5,033
-----------------------------------------------------------------------------------------------------------
  Income per share:
    From continuing operations (before
      accounting change in 1993)                            .29        .21        .24        .29        .22
    Net income                                              .28        .28        .30        .03        .19
-----------------------------------------------------------------------------------------------------------
  Dividends declared per share                             .135        .10        .09        .09        .09
  Capital expenditures*                                  12,646      7,405      8,681      4,540      5,922
-----------------------------------------------------------------------------------------------------------
      YEAR-END STATISTICS:  (in thousands of dollars)
  Working capital                                       147,307     97,983    105,114     90,206     87,407
  Net property, plant, and equipment                     84,653     64,261     67,682     75,205     80,362
  Total assets                                          292,923    211,308    214,403    219,013    224,608
  Long-term debt                                        124,724     56,238     69,590     70,509     69,489
  Shareholders' equity                                  111,135    106,431     98,687     92,938     96,321
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*                               3.75       3.01       3.72       4.71       3.47
  Income-return on sales (%)*                              2.52       2.06       2.56       3.31       2.08
  Return on shareholders' equity (%)*                      7.12       5.35       6.41       7.66       4.81
  Return on assets (%)*                                    3.00       2.48       2.75       3.33       2.01
  Effective income tax rate (%)*                           32.8       31.5       31.2       29.7       40.0
  Ratio of long-term debt to shareholders' equity        1.12:1      .53:1      .71:1      .76:1      .72:1
  Ratio of total interest-bearing debt to
    shareholders' equity                                 1.14:1      .56:1      .73:1      .79:1      .75:1
  Ratio of current assets to current liabilities          4.1:1      3.5:1      3.9:1      2.9:1      2.8:1
OTHER STATISTICS:
  Average number of shares outstanding (in thousands)    26,412     25,668     25,134     25,408     26,218
  Book value per share                                     4.31       4.15       3.98       3.76       3.78
  Dividends as a percent of net income                     47.1       35.1       29.5      296.7       45.5
  Market price of common stock:
    High                                                  5 7/8      5 5/8      3 5/8      3 7/8      4 5/8
    Low                                                   3 5/8      3 3/8      2 5/8      2 1/4      2 7/8
===========================================================================================================

*Continuing Operations (before accounting change in 1993)

Note: Per share income amounts have been computed on the average number of common and common equivalent shares outstanding during each year and include preferred stock as common share equivalents. Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for the 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.


                                (Pages 28 and 29)
================================================================================

SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held on Friday, March 28, 1997, at the Fort Worth Club Building, twelfth floor, 306 West Seventh Street, Fort Worth, Texas, at 10:30 a.m. All shareholders are cordially invited to attend and are urged to be represented by proxy if unable to attend.

DIVIDEND REINVESTMENT AND SHAREHOLDER SAVINGS PROGRAM

Any shareholder of record may have dividends automatically reinvested, or make voluntary investments in the Company's common stock through a service offered by The Bank of New York. For additional information, contact Investor Relations, Justin Industries, Inc., P. O. Box 425, Fort Worth, Texas 76101 (817) 336-5125.

FORM 10-K /10-Q

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

STOCK LISTING

Justin Industries, Inc., common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "JSTN."

STOCK TRANSFER AND DIVIDEND DISBURSING AGENT

The Bank of New York, Shareholder Relations Department-11E, Church Street Station, P. O. Box 11258, New York, New York 10286 (800) 524-4458.

INDEPENDENT AUDITORS

Ernst & Young LLP, 500 Throckmorton Street, Suite 2200, Fort Worth, Texas 76102.

EXECUTIVE OFFICES

Justin Industries, Inc., 2821 West Seventh Street, Fort Worth, Texas 76107 (817) 336-5125.

QUARTERLY FINANCIAL DATA

The following table presents summarized quarterly operating results for the two-year period ending December 31, 1996.

Unaudited - In thousands, except per share data

                                             QUARTER ENDED
                  --------------------------------------------------------------------------------------
                                     1996                                        1995
                  ------------------------------------------  ------------------------------------------
                     3/31       6/30       9/30      12/31       3/31       6/30       9/30      12/31
                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales          $104,339   $110,672   $110,379   $122,382   $113,654   $109,918   $112,421   $125,455
Gross profit         34,636     38,771     37,926     43,581     38,951     39,276     39,811     42,568
Net income            3,794      5,659      5,940      7,972      5,268      6,034      5,778      8,571
Per share:
  Net income            .14        .21        .22        .30        .19        .22        .21        .32
  Dividends paid        .04        .04        .04        .04        .04        .04        .04        .04

MARKET MAKERS
as of January 29, 1997

Dean Witter Reynolds, Inc.
Gruntal & Co. Incorporated
Herzog, Heine, Geduld, Inc.
Jefferies & Company, Inc.
Knight Securities L.P.
Mayer & Schweitzer Inc.
Merrill Lynch, Pierce, Fenner
    and Smith, Inc.
PaineWebber Inc.
Parker/Hunter Inc.
Principal Financial Securities
Sherwood Securities Corp.
Smith Barney Inc.
Southwest Securities Inc.
Troster Singer Corp.

MARKET PRICE OF COMMON STOCK

                          Price
 Year       ---------------------------------
Quarter       High         Low         Close
-------     -------      -------      -------
 1994
   1        16  3/4      13           14
   2        15           11  1/2      12
   3        13  3/4      10           12  7/8
   4        13  3/4      9  3/4       11  7/8
 1995
   1        12  1/8      9  1/2       9  5/8
   2        12           9  5/8       11
   3        11  5/8      10  1/2      11
   4        11  3/8      9  7/8       11
 1996
   1        11  7/8      10 11/16     11  5/8
   2        13  1/2      11  1/4      13  1/8
   3        13  3/8      10  1/2      10  7/8
   4        12  1/8      9  3/4       11  1/2

                                    (Page 30)
================================================================================

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

                                  Dee J. Kelly
                   Shareholder and Director of the law firm of
                              Kelly, Hart & Hallman

                               Joseph R. Musolino
                      Vice Chairman of NationsBank of Texas

                                  John V. Roach
                     Chairman and Chief Executive Officer of
                                Tandy Corporation

                              Dr. William E. Tucker
                    Chancellor of Texas Christian University


                                   COMMITTEES

                                 Audit Committee

                               BAYARD H. FRIEDMAN
                                 MARVIN GEARHART
                                 ROBERT E. GLAZE

                             Compensation Committee

                                  JOHN V. ROACH
                              DR. WILLIAM E. TUCKER


                                    OFFICERS

                                   John Justin
                Chairman of the Board and Chief Executive Officer

                                 J. T. Dickenson
                      President and Chief Operating Officer

                                Richard J. Savitz
                 Vice President Finance, Treasurer and Secretary

                              Edward L. Stout, Jr.
                         Vice President Brick Operations

                                 Judy B. Hunter
                                   Controller

                                 W. O. Burrough
                               Assistant Treasurer

                                    (Page 31)
================================================================================

MANUFACTURING AND DISTRIBUTION LOCATIONS

Acme Brick Company
Manufacturing-Brick

     Bennett, Texas (2)
     Bridgeport, Texas
     Denton, Texas
     Elgin, Texas
     Garrison, Texas
     McQueeney, Texas
     San Felipe (Houston), Texas
     Fort Smith, Arkansas
     Malvern, Arkansas
     Perla, Arkansas (2)
     Kanopolis, Kansas
     Weir, Kansas
     Jamestown, Louisiana
     Oklahoma City, Oklahoma
     Tulsa, Oklahoma

Manufacturing-Concrete Block

     Baton Rouge, Louisiana

Distribution

     Abilene, Texas
     Amarillo, Texas
     Austin, Texas
     Beaumont, Texas
     Corpus Christi, Texas
     Dallas, Texas
     Denton, Texas
     Fort Worth, Texas
     Houston, Texas
     Longview, Texas
     Lubbock, Texas
     Midland, Texas
     San Antonio, Texas
     Texarkana, Texas
     Wichita Falls, Texas
     Alexandria, Louisiana
     Baton Rouge, Louisiana
     Lafayette, Louisiana
     Lake Charles, Louisiana
     Monroe, Louisiana
     New Orleans, Louisiana
     Shreveport, Louisiana
     Fort Smith, Arkansas
     Little Rock, Arkansas
     Russellville, Arkansas
     Springdale, Arkansas
     Joplin, Missouri
     Springfield, Missouri
     St. Louis, Missouri
     Oklahoma City, Oklahoma
     Tulsa, Oklahoma
     Kansas City, Kansas
     Wichita, Kansas
     Memphis, Tennessee (2)

American Tile Supply Company
Distribution

     Austin, Texas
     Dallas, Texas, area (9)
     Fort Worth, Texas, area (2)
     Houston, Texas, area (2)
     Longview, Texas
     San Antonio, Texas

Featherlite Building Products Corporation
Manufacturing-Concrete Block

     Abilene, Texas
     Austin, Texas, area
     Beaumont/Port Arthur, Texas
     Dallas, Texas
     El Paso, Texas
     Lubbock, Texas
     San Antonio, Texas

Manufacturing-Architectural Stone

     Cedar Park, Texas
     (d/b/a Texas Quarries)

Distribution

     Amarillo, Texas
     Corpus Christi, Texas
     Las Cruces, New Mexico

Tradewinds Technologies, Inc.

     Phoenix, Arizona

Justin Boot Company
Manufacturing

     Fort Worth, Texas
     Carthage, Missouri
     Cassville, Missouri

Nocona Boot Company
Manufacturing

     Nocona, Texas

Tony Lama Company
Manufacturing

     El Paso, Texas

Northland Publishing Company, Inc.

     Flagstaff, Arizona

                                    (Page 32)
================================================================================

(Inside back cover - World Globe picture)

================================================================================

(Back cover - picture of boot, brick and building block)

                             JUSTIN INDUSTRIES, INC.

                       2821 WEST SEVENTH STREET - BOX 425
                     FORT WORTH, TEXAS 76101 - 817-336-5125

================================================================================