Form 10-K405, Exhibit 13
period 1997-12-31
JUSTIN INDUSTRIES INC
filed 1998-03-30
CIK 54182

(Front cover - picture of tree)

                      Justin Industries 1997 Annual Report


Experience, Commitment, Dedication, Stability.

================================================================================

Contents

1    Letter to shareholders
7    Building Materials Report on Operations
13   Footwear Report on Operations
19   Management's Discussion and Analysis
25   Consolidated Financial Statements
36   Eleven-Year Financial Summary
38   Directors
39   Officers
40   Shareholder information
41   Manufacturing and Distribution Locations


FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------------------------------
                                         1997    % Change     1996      % Change      1995    % Change
-------------------------------------------------------------------------------------------------------
Net Sales                              $439,787   -   1.8    $447,772    -    .3    $461,448   -   4.5
Net Income                               26,323   +  12.7      23,365    -   8.9      25,651   -  30.5
Basic Earnings Per Share                   1.00   +  13.6         .88    -   7.4         .95   -  30.1
Diluted Earnings Per Share                  .99   +  13.8         .87    -   7.4         .94   -  29.9
Return on Shareholders' Equity            10.4%   +   5.1        9.9%    -  14.7       11.6%   -  40.5
Capital Expenditures                     21,782   -  11.9      24,738    -   4.9      26,020   +  39.7
Working Capital                         166,397   +    .8     165,053    -   9.0     181,385   -   2.3
Total Assets                            376,067   +   4.4     360,078    -   4.3     376,409   +    .4
Long-Term Debt                           23,750   -  27.8      32,890    -  42.4      57,137   -  12.5
Shareholders' Equity                    272,980   +   8.0     252,856    +   6.9     236,489   +   6.6
Book Value Per Share                      10.35   +   8.3        9.56    +   7.7        8.88   +   9.0
Cash Dividends Per Share                    .18   +  12.5         .16         -          .16        -
-------------------------------------------------------------------------------------------------------
                                        in thousands of dollars, except per share data and percentages

================================================================================

(Picture of Justin Boot Company employee)

Corporate Profile

JUSTIN INDUSTRIES, headquartered in Fort Worth, Texas, is a leader in each of its principal businesses:

     BUILDING MATERIALS - including Acme Brick Company, one of the nation's largest producers of face brick; Featherlite Building Products Corporation, the Southwest's leader in manufactured concrete building products; American Tile Supply Company, a major Texas distributor of ceramic and marble floor and wall tile; and Tradewinds Technologies, Inc., producer of evaporative coolers for home and light commercial applications.

     FOOTWEAR - consisting of Justin Boot Company, Tony Lama Company, Nocona Boot Company, and Chippewa Shoe Company, whose products give Justin Industries a national identity as the preeminent producer of western boots, and quality work, sport, and casual footwear.

     Northland Publishing, a distinguished publisher of western and southwestern Americana, art, Native American culture, and children's books, is also part of Justin Industries.

     Justin Industries common stock is traded in the Nasdaq National Market System using the symbol "JSTN."

================================================================================

(Picture of the Chairman and the President of Justin Industries)

Experience is a word that often gets tossed around, but for us it carries the weight of generations.

================================================================================

To Our Shareholders
JANUARY 28, 1998

FOR JUSTIN INDUSTRIES, the past year has been a period of formidable challenges and meaningful achievements. Following two years of declining earnings, we entered 1997 optimistic that we would see a turnaround. Our hopes were based on anticipation that the two major indicators of the Company's business prospects, demand for residential housing and interest in western fashions, would meet or exceed 1996 levels. However, housing starts were down about 6% in our markets, and the decline in the western apparel and footwear industry, which began four years ago, continued through 1997.

  As a result of these business conditions, brick shipments slipped a little, sales of western boots fell even more, and consolidated net sales of $440 million were 2% less than the previous year and 9% below the record-high year of 1994.

  Not only were revenues below our expectations, but profitability was also impacted by extreme volatility in costs of natural gas, the fuel used in brick manufacturing, and costly litigation involving our Tradewinds subsidiary.

  While at times we became a bit frustrated by these conditions that are largely beyond our control, our entire organization has maintained focus on the Company's strategies and goals, and has done a very good job, in our opinion, as evidenced by a number of accomplishments:

- Net income improved to $26.3 million, a 13% increase over 1996, ending a period of profit decline in spite of reduced volume and certain unanticipated costs.

- The Company's consolidated gross profit margin reached an all-time high as selling prices for bricks, blocks, and boots increased, and footwear efficiencies improved as a result of previously made organizational changes.

- We saw positive results from efforts to reduce the heavy influence of housing starts and western fashion trends. Strong sales growth in products used in all sectors of the construction industry, such as floor and wall tile, bagged goods, limestone, and glazed products, have lessened our dependence on residential housing starts, and the Footwear division's extremely successful introduction of the Justin Original Workboot has greatly expanded our consumer group.

- Operating activities produced $47.6 million in cash in 1997, enabling the Company to invest $21.8 million in facilities and equipment and raise the cash dividend rate 25%, the first increase in four years, while reducing interest-bearing debt another $10.5 million.

                                    (Page 3)
================================================================================

  While our companies all operate in industries that are both seasonal and cyclical in nature, Justin Industries' financial strength and diversity allow us to sustain valuable programs and do well in difficult business climates as well as good ones. We are able to direct substantial capital resources to areas that advance the company. Facilities and equipment improvements ensure our ability to meet future demand efficiently, and investments in advertising and promotional programs and new product development allow us to extend markets in our existing businesses. Investment in information technology systems will further upgrade efficiencies and set new standards of customer service.

  We enter 1998 with even lower debt than last year and greater capital resources. Interest rates are favorable, the economy is strong, and inflation remains under control. It appears that natural gas costs have declined to reasonable levels, and the litigation matter has been resolved. These factors should positively affect our future performance. Our disappointment in the further decline in western boot sales continues, but we are optimistic that the expansion of the non-western segment of the Footwear business will continue to contribute to overall profit improvements. Justin Industries is committed to the future of the Company and the future of our shareholders, our customers, our employees, and our products and services.


/s/ John Justin
JOHN JUSTIN
Chairman and Chief Executive Officer


/s/ J. T. Dickenson
J. T. DICKENSON
President and Chief Operating Officer

                                    (Page 4)
================================================================================

Justin Industries is a company deeply rooted in tradition, built on integrity, and recognized for its predictable quality. We acknowledge the value of hard work, plain and simple, and we're proud to call ourselves craftspeople - because despite the technological advances that have made us more efficient, making boots and bricks is a true craft. Founded in 1879 in America's heartland, Justin is still a company of individuals committed to their communities, their families, and their life's work.

================================================================================

(Picture of Acme Brick Company employee)

Commitment to leading rather than following is the goal at every plant, every office, every showroom, every day.

================================================================================

Building Materials
REPORT ON OPERATIONS

JUSTIN INDUSTRIES' BUILDING MATERIALS GROUP performed very well again in 1997. A slight reduction in brick volume was offset by gains in other product lines, resulting in near-record earnings for the year.

ACME BRICK COMPANY'S slogan, "Acme brick, the best thing to have around your house," proved true again in 1997. More people selected homes with Acme brick than any other manufacturer in Acme's primary market territory of Texas, Oklahoma, Arkansas, Louisiana, Kansas, and Missouri. In fact, more Acme brick was used in this market in 1997 than that of all other brick manufacturers combined. During the year, tens of thousands of families moved into new homes built with Acme brick, and 200 million of the company's bricks were used to build commercial projects such as schools, churches, offices, government buildings, and shopping centers.

  Acme's market dominance has been achieved over the years through innovative sales and marketing programs and continued capital investment in manufacturing and distribution facilities, that assures only top-quality products are made and are efficiently moved through the system.

  Acme's sales and marketing programs are unique to the brick industry. As the only major manufacturer that sells direct to the customer rather than through independent distributors, Acme commits significant resources to advertising activities designed to gain brand awareness and create and maintain a reputation for quality. Again in 1997, Troy Aikman (quarterback for the Dallas Cowboys) was featured as the primary spokesman for the company. Aikman and Pat Summerall, the television sports announcer, were featured in television commercials targeting prospective home buyers with the message that for each Acme Brick home purchased during 1997, Acme would make a cash contribution to the Troy Aikman Foundation to benefit children. This television campaign was supported with billboards, print advertising, and point-of-sale materials.

  In its continuing efforts to promote the use of brick, Acme again invested time and money in the advertising campaigns of numerous brick marketing councils throughout the United States. The most effective campaign was developed and implemented by the Southwest Brick Council, of which Acme is the leading manufacturer. A series of television commercials in the key Texas markets targeted a substandard, impermanent, fake stucco siding known in the industry as E.I.F.S. The campaign generated over 2,400 telephone calls from concerned consumers within a three-week period.

                                    (Page 7)
================================================================================

(Pictures of two Acme Brick Company employees and an American Tile Supply Company employee)

  While Acme did not add brick manufacturing capacity in 1997, the company did invest significant capital in improving production efficiency and environmental controls. Various plants reduced consumption of natural gas through the use of programmable logic controllers, and several plants installed newer, much more efficient raw material preparation systems.

  The company continues to increase its position in the building products industry by expanding and renovating sales office facilities. New sales locations were added or are being acquired in Fort Smith and Jonesboro, Arkansas; Corpus Christi and Temple, Texas; and Lafayette, Louisiana. Additional Texas warehouses were added in Abilene and Amarillo, and a major warehouse expansion and office renovation was finished in Shreveport, Louisiana.

  Sales of purchased products again made important contributions to Acme's financial performance in 1997, with glazed products, floor and wall tile, bagged goods, and concrete block making significant gains.

  Innovative Building Products ("IBP"), Acme's aluminum-frame glass-block installation system, continues to receive high acclaim from customers throughout the United States. In 1998, Acme will promote standard IBP products, with special emphasis on floor systems, and will add several manufacturing representatives to help with promotion and sales outside the company's direct marketing area.

  Acme Brick Company will make several additional investments in infrastructure in 1998. Major commitments for both production and marketing are in the planning stage and will be significant in preparing for the company's bright future.

AMERICAN TILE SUPPLY COMPANY ("ATS") finished 1997 with record sales. While the overall ceramic tile market remained fairly stable for the year, ATS achieved revenue gains through increases in pricing and market penetration.

  Some of ATS's expansion plans for 1997 were put on hold because of delays in acquiring property or procuring construction contracts. These problems have now been resolved, and major operations should open in June 1998 in Houston, Texas, and in September 1998 in Little Rock, Arkansas.

  ATS's marble tile division, which currently distributes only marble, granite, and slate tile, will be expanded to include slabs of marble and granite as well, from a new location in Dallas. These popular products will put the company in a solid competitive position in a rapidly growing segment of the market. ATS also plans to expand into pool tile, another growing market, beginning in April 1998.

  ATS's aggressive expansion plans for 1998 will bring the company's total locations to twenty, almost doubling the number of facilities in four years. The business is very exciting, and management is optimistic about the prospects for future growth in revenues and profitability.

                                    (Page 8)
================================================================================

(Picture of Featherlite Building Products Corporation employee)

================================================================================

(Pictures of Acme Brick Company employee and two Featherlite Building Products Corporation employees)

FEATHERLITE BUILDING PRODUCTS CORPORATION completed another successful year in 1997. A strong, relatively stable nonresidential construction market, combined with production volume at close to capacity, allowed prices to rise moderately and produce very good profit margins.

  Featherlite has recognized the need to modernize its production facilities and expand capacity in the markets that have the potential for continued growth. In 1997, Featherlite completed the construction of a new plant in Dallas, its largest market. The highly automated plant, which uses the latest technology in concrete products manufacturing, increased Featherlite's total production capacity by 17%. The facility will allow Featherlite to market a wider range of products, such as pavers and landscape items, while continuing to produce its core products with greater efficiency. Featherlite also updated the manufacturing facility in Round Rock, Texas, where its highly successful line of burnished block is produced. The improvements will expand this product line and enable Featherlite to continue as the innovative leader in offering new and exciting styles and applications of this profitable product.

  Texas Quarries, Featherlite's architectural limestone division, is the Southwest's leading producer of high-quality dimensional stone for such prestigious buildings as the soon-to-be-completed Bass Performing Arts Center in Fort Worth, Texas. Texas Quarries is also a major supplier of stone for the high-end residential market, and has sold its limestone for use in residences all over the country. Sales of this division's products were at record levels in 1997.

  Providing architects useful, up-to-date information about concrete masonry is important to Featherlite and the industry. In 1997, Featherlite distributed to architects a new CD-ROM developed by the National Concrete Masonry Association. The easy-to-use database provides technical information on many concrete masonry applications. As an additional service to architects and potential users of masonry products, Featherlite plans to develop an Internet site in 1998. The site will be a source of information about Featherlite's unique custom, burnished block, and limestone products, and will also provide links to industry associations. This tool will place Featherlite ahead of its competitors in delivering useful electronic information to customers.

                                    (Page 10)
================================================================================

(Pictures of two Acme Brick Company employees)

  The outlook for the Texas economy appears good, and 1998 looks to be another promising year for Featherlite. The nonresidential construction market is expected to remain stable. With additional capacity and products available, the company should again be a meaningful contributor to Justin Industries.

TRADEWINDS TECHNOLOGIES, INC.'s sales declined significantly in 1997. The reduced sales volume, along with costs associated with recently settled litigation as well as research and development expenses for a product-line conversion, adversely impacted operating results in 1997.

  Unusual weather patterns kept spring and early summer temperatures very mild. Hot weather, the significant driving force for evaporative cooler purchases, did not materialize until late in the summer, contributing to the low sales volume.

  A significant achievement was made in 1997. After two years of working on product modifications, Tradewinds obtained an Underwriters Laboratories (UL) listing for its units. A UL listing is a fire retardant safety rating. Tradewinds has the only plastic evaporative cooler with this designation, and the company is now the only evaporative cooler manufacturer to have this recognition for every type of unit it makes - an important distinction as more cities and municipalities require that all heating, ventilation, and air conditioning equipment be recognized by Underwriters Laboratories. Tradewinds is clearly positioned to improve its market share.

  Commercial evaporative cooler unit sales for manufacturing and warehousing facilities improved in 1997. Large manufacturers of aircraft insulation, candy, beer, and oil products purchased Tradewinds units for both new construction and retro-fitting of existing buildings.

  During the year, Tradewinds introduced The Chiller, a new single-inlet unit. Acceptance of this product in the growing single-inlet market segment offers sales opportunities that did not exist in previous years. The Chiller is a top-of-the-line cooler, able to compete in the higher-end markets of do-it-yourself home centers and professional contractors.

  Tradewinds expects to be better positioned for improvements in 1998. The UL listing, increased commercial unit sales, addition of The Chiller, expansion of the retail do-it-yourself market, and a continuing commitment to quality manufacturing should make 1998 a much better year.

                                    (Page 11)
================================================================================

(Picture of Justin Boot Company employee)

Dedication is the highest possible standards for every boot we make - that's a promise.

================================================================================
Footwear
REPORT ON OPERATIONS

JUSTIN INDUSTRIES' FOOTWEAR GROUP continued to experience a decline in western markets in 1997. However, these operations were able to improve manufacturing efficiency and profitability with the help of new products such as the Justin Original Workboot. The Footwear group intends to continue to dominate the western core markets while developing additional lines to increase market opportunities and revenue sources. The Footwear group's strength is in its names
- Justin, Tony Lama, Nocona, and Chippewa. Programs have been and will be initiated to capitalize on the recognition these brands have achieved over many decades.

  During the past year, several of the Footwear group's major retailers have added non-western apparel and footwear to their product lines. In 1997, Tony Lama entered into two licensing agreements for apparel to be sold under the Tony Lama label. Late in the year, Justin also entered into a licensing agreement with a clothing manufacturer to produce and sell apparel under the Justin name. Chippewa Shoe licensed its name for manufacturing and marketing apparel in Japan. These agreements will generate royalty income and enhance brand awareness in non-western areas in addition to the traditional western markets.

  Production levels at Justin Boot Company and Nocona Boot Company were increased during the second half of the year, allowing both divisions to lower the cost of production per pair. The Chippewa product line was transferred to the Tony Lama plant to make room for increased production at Justin, and in 1998, Chippewa and Tony Lama will both benefit from resulting lower production costs. Most of the Footwear group's factories are planning to purchase new, technologically advanced equipment that should result in additional gains in productivity and efficiency.

  Justin Boot Company saw significant profit increases this year. In May 1997, Justin introduced a new product line that has met with great success. This new product, the Justin Original Workboot, features a technologically advanced seven-layer system that delivers maximum comfort, shock absorption, and ergonomically engineered arch support. This system is founded on Justin's revolutionary new Body Cushion(R) insole insert, which is placed on top of an orthotic Texon/Poron(R) insole. The company spent considerable time researching, developing, and testing the workboot before its introduction. Over 200,000 pairs were shipped in 1997, and significant increases are expected in 1998 and beyond.

                                    (Page 13)
================================================================================

(Picture of Justin Boot Company employee)

================================================================================

(Pictures of Justin Boot Company employee and 2 employees of Nocona Boot
Company)

  Production of the Justin Original Workboot also has revealed new opportunities to attract a much broader consumer base to Justin products. The workboot is offered in thirteen styles for men and women and is available in steel-toe and non-steel-toe models. All steel-toe models have ANSI 75 safety certification. Consumers can choose from six- and eight-inch lace-up and pull-on styles.

  Justin is planning to introduce additions to the workboot line, comfort systems for Ropers and Lacers, and a new category called Justin for Women in 1998. Justin Junior workboots also will be added to the workboot line, and casual footwear will be introduced for the non-western-boot wearer.

  Additional advertising programs at Justin will be directed to the workboot category. The top five states for workboots will be identified, and specific thirty-day advertising campaigns will be launched in key cities in those markets. Nationally, workboot commercials will be aired on broadcast networks such as ESPN, and advertising will be placed in general-interest magazines with strong nationwide circulation. In the traditional western markets, all major western lifestyle categories will be reached by using publications, billboards, and point-of-purchase advertising.

  The Footwear division will continue to develop concept shops or "stores-within-stores," a strategy that is used by successful designers and licensees such as Tommy Hilfiger and Ralph Lauren. These "stores-within-stores" allow brands to be differentiated from competing products.

  Tony Lama Company has long enjoyed a reputation for providing cowboy boots for working cowboys, and the company's Heavenly Soft Cushion Comfort line of boots, introduced in January 1997, has seen wide acceptance within the industry. The line was expanded in mid-year to include a wider selection of cowboy boots, stockman styles, and double-welt stitched crepe soles. During 1998, the company plans to continue expanding the Cushion Comfort line of products to capture a larger share of the traditional markets. Also in 1998, an expanded line of tall-tops, arena boots, and packers will be added to further penetrate the working cowboy market.

  To capitalize on Tony Lama's reputation among the growing population of Hispanic consumers, the company will be focusing promotional and marketing efforts in the major Hispanic markets using radio commercials, billboards, and night-club displays, as well as joint marketing programs with other western products companies.

  Chippewa Shoe Company enjoyed strong sales growth in 1997 in the United States, Europe, and Japan. The introduction of the Arroyos utility footwear products contributed greatly to growth in the past year. DynaTrac, with the "comfort temp" feature, was introduced in mid-1997 and helped position Chippewa as the leading quality manufacturer of outdoor footwear. DynaTrac draws the cold from the foot in cold environments and cools the foot in warm environments. Chippewa made use of this new technology to bring upscale footwear to outdoorsmen.

                                    (Page 16)
================================================================================

(Pictures of two Nocona Boot Company employees)

  Chippewa plans to introduce several key products and features early in 1998. The Ultimate Comfort Management System (UCMS) will provide a lightweight, comfortable, pillow-type construction inside the shoe. Also planned is an "outdoor or work" boot that will serve a dual purpose - rugged styling with the durability needed for working conditions.

  In 1998, Chippewa will do more direct advertising to build brand awareness among consumers who have already widely accepted its products: motorcycle enthusiasts, hunters, backpackers, and urban dwellers who use rugged, outdoor-lifestyle footwear to make a fashion statement.

  Nocona Boot Company has positioned its footwear to serve the mid-range to higher-priced traditional western boot market. Soft sales and declining markets have had a major impact on sales and profitability for this division. To help combat the problem, Nocona recently installed an in-stock program (rather than made-to-order), with a guaranteed 48-hour delivery for the top twenty best-selling styles.

  Nocona's Mobile Foot Center has proven to be a valuable marketing tool. "When your fit is as individual as you" is the main theme for Nocona's advertising campaign in 1998. Advertising will be aimed at several areas: cutting horse, rodeo, work, and traditional core western lifestyles. Mobile Fit Center advertising will also be used to announce local events and the proper fit message.

  A new company logo, new hang tags, and new company colors were introduced by Nocona in 1997. The new look projects a richer image, enhancing Nocona's reputation for quality and prestige.

  A program to replace the Footwear operations' information technology systems was initiated in early 1997. Mission 2000, as the program has been named, will use world-class computer software systems with wide user access to data that can better serve the needs of the businesses and their customers. Over time, information technology costs will decline, and savings from the business improvements expected from Mission 2000 will help increase the Company's dominant position in its segments of the footwear industry.

                                    (Page 17)
================================================================================

(Picture of Acme Brick Company employee)

Stability may not make all the headlines, but it creates a healthier environment for long-term success.

================================================================================

Management's Discussion and Analysis

JUSTIN INDUSTRIES' PROFITS improved in 1997, following two consecutive years of earnings decline. Net income for the year was $26.3 million, a 13% gain from 1996. The Building Materials group, led by Acme Brick Company, again contributed over 90% of the Company's operating profits (income before interest and corporate expenses). However, earnings from the segment were off slightly from 1996, primarily because of weaker results at Tradewinds Technologies, Inc. Operating profits in the Footwear segment increased more than $3 million in 1997, in spite of a further decline in sales, as gross profit margins improved approximately 16.5% from last year.

  Justin Industries' Building Materials business operates primarily in a seven-state region in the central and southwestern United States, while Footwear segment sales are made to customers nationwide.

Operations

In 1997, consolidated net sales were $439.8 million - a decrease of 1.8% from 1996. Revenues of $447.8 million in 1996 were 3.0% less than those of 1995.

  Sales in the Company's Building Materials segment increased 1.5% in 1997 to $265.3 million, a record high. Revenues in 1996 in this segment were $261.3 million, 8.8% above 1995 net sales of $240.1 million. The Building Materials group includes Acme Brick Company and its subsidiary, American Tile Supply Company; Featherlite Building Products Corporation; and Tradewinds Technologies, Inc. In early 1997, Acme acquired 100% ownership of Innovative Building Products ("IBP"), manufacturer of a patented grid system for glass block installations. Operations of IBP are not material to consolidated operations, and since Acme had been the exclusive distributor of IBP products, the acquisition does not affect total revenue comparisons for 1997, 1996, and 1995. Again in 1997, sales of Acme's brick products comprised just over one-half of Building Materials' revenues. Acme's number of bricks shipped declined 1.2% from the record high of 1996 because 1997 residential construction levels in those markets served by Acme were down. Average brick selling prices, however, improved 1.7% in 1997, offsetting the volume decline. Acme's record-high brick shipments in 1996 were 12.5% above those of 1995 due to increased housing starts. The average price of bricks sold in 1996 and 1995 was approximately the same. Acme's sales of purchased products again showed gains in 1997, up 15.2% from 1996, following an increase of 14.8% in 1996 over 1995. American Tile Supply's revenues increased slightly (less than 1%) in 1997. In 1996, revenues for this operation were 7.3% above those of 1995.

(Graph - Net Sales by Line of Business)

                                    (Page 19)

================================================================================

(Graph - Net Income)

  Revenues for Featherlite increased 0.5% in 1997 over 1996, while 1996 net sales for this operation were approximately 0.3% below those of 1995. While Featherlite's total revenues have remained relatively constant over this three-year period, there have been changes in the volume and pricing realized for various products. In 1997, the number of blocks sold increased about 1% over 1996, and the average price improved 3.4%. Sales of cut limestone in 1997 at Featherlite's Texas Quarries division increased 14.4% from the prior year. Gains in sales generated by the block and cut limestone operations in 1997 were offset by reductions in the sale of purchased products. In 1996, the company sold 7.9% fewer concrete blocks than in 1995. This unit decline was offset by an average price increase of 3.2% and increased sales of limestone products.

  Tradewinds Technologies represents less than 1% of Justin Industries' consolidated net sales. In 1997, sales were 21% below those of 1996 as weather conditions caused many consumers to defer purchases, and major enhancements to the entire product line distracted from sales and marketing efforts.

  Revenues in the Company's Footwear operations of $174.5 million were 6.4% less than 1996 sales of $186.5 million. Net sales in 1996 were 15.8% less than the 1995 total of $221.4 million. Unit sales of footwear products in 1997 declined 10.9% from 1996, while the average unit selling price gained 4.5%. The increased average price in 1997 was due to product mix, reduced discounts and small price increases. In 1996, unit sales of footwear products were 10.4% below those of 1995, and the average selling price per pair declined 8%. Selling price declines in 1996 from 1995 resulted from product mix as well as higher discounts given to customers in order to sell slower-moving styles and reduce inventory.

  As a percentage of sales, cost of sales Companywide was 63.4% in 1997 compared to 65.4% in 1996 and 65.2% in 1995. Building Materials' gross profit margins are higher than those of the Footwear group; therefore, the increase in Building Materials' sales as a percentage of total revenues raises the overall gross profit margin. The major improvement in 1997 was also attributed to significant gains in Footwear margins.

  The gross profit margin in the Building Materials segment was 41.2% in 1997, 1996, and 1995. While the total gross profit margin for the entire segment was the same for all three years, each company experienced some change over the period. In 1997, Acme's gross profit margin improved slightly due to increases in brick selling prices and the absence of any new plant start-up costs, which offset the effects of higher natural gas costs. Acme's gross profit margin in 1996 was lower than 1995 due primarily to start-up expenses incurred at a new brick plant. American Tile Supply's margins declined slightly in 1997 due to product mix, while 1996 was greater than that of 1995 due to higher volume. Featherlite's gross profit margin in 1997 was unchanged from the prior year as a different product mix produced lower margins in cut limestone, offset by the improvements in block margins due to higher prices. Higher block pricing in 1996 produced better gross profit margins at Featherlite compared to 1995. Tradewinds' margins have declined over the last two years primarily due to reduced volume.

  Footwear gross profit margins improved to 29.6% in 1997, compared to 25.4% in 1996 and 27.9% in 1995. Increased production requirements for Chippewa and the new Justin Original Workboot, a decrease in discounts given to customers to liquidate slow-moving inventory, and reduced levels of product returns in 1997; all contributed to the margin gains. Weak margins in 1996 resulted from low production levels necessary to reduce inventories, high discounts, and high returns.

                                    (Page 20)
================================================================================

(Picture of American Tile Supply Company employee)

================================================================================

(Graph - Interest-Bearing Debt)
(Graph - Capital Expenditures)

  Selling, general, and administrative expenses as a percentage of net sales were 26.9% in 1997, compared to 25.7% in 1996 and 25.0% in 1995. This percentage has increased over the three-year period as revenues have declined. In 1997, the Company increased its advertising efforts in the Footwear operations, primarily for new product introductions. The Company spent approximately $2 million more on advertising and promotion in 1997 than in 1996. In addition, over $600,000 of expenses were incurred in 1997 in defense of a class action lawsuit involving the company's Tradewinds subsidiary. General terms of a settlement in the matter have been reached with no liability assessed to the Company. Operating costs in 1996 were impacted by unusually high bad debt losses in the Footwear division.

  Interest expense in 1997 was $1.77 million, compared to $3.37 million in 1996 and $5.03 million in 1995. The decline over the three-year period was due to both lower average interest rates and lower borrowing levels. Based on the average month-end borrowings outstanding, the average effective interest rate was 5.1% in 1997, 5.5% in 1996, and 6.3% in 1995. Note 4 to the Consolidated Financial Statements on page 30 describes the Company's borrowing arrangements.

  Income tax expense, as a percentage of pre-tax income, was 35.4% in 1997 and 36.2% in 1996 and 1995. The federal statutory rate was 35% for all three years. See Note 7 to the Consolidated Financial Statements on page 33 for a reconciliation of the actual tax rate to the federal statutory tax rate, and other information relating to income tax.

  Justin Industries has initiated programs in its information technology areas to become compliant with the year 2000 issue. These programs include minor modifications to existing software and conversions to new software that were already planned to meet other business improvement objectives. All modifications and conversions are scheduled to be completed in 1998. Based on these plans, the Company believes that the year 2000 issue will not pose significant operational problems for its computer systems.

  The table on page 40, Quarterly Financial Data, presents summarized operating results for each quarter in the two years ended December 31, 1997. The Company's businesses are seasonal in nature, with Building Materials' operations generating greater activity in the second and third quarters and Footwear operations accelerating in the third and fourth. As a result, first quarter earnings are generally the lowest and fourth quarter earnings the highest, which was the case in 1997 and 1996. Quarterly net income in 1997 was greater than the comparable quarters of the prior year in each period, except the first quarter.

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

Financial Condition, Liquidity, and Capital Resources

The Company ended 1997 in excellent financial condition. The Balance Sheet Trends on page 24 presents the percentage relationship of the major asset, liability and equity accounts. In 1997, total assets increased approximately 4.4% to $376.1 million. At December 31, 1997, working capital totaled $166.4 million compared to $165.1 million at year end 1996, an increase of 1%. The current ratio at year-end was 3.6 to 1 versus 3.7 to 1 at December 31, 1996. For the year, shareholders' equity increased 8% to a new high of $273 million or $10.35 per share. Interest-bearing debt was lowered to $31.8 million, a reduction of $10.5 million or 24.9% for the year. Interest-bearing debt was only 12% of shareholders' equity at December 31, 1997, compared to 17% at year-end 1996.

                                    (Page 22)
================================================================================

(Graph - Book Value Per Share)
(Graph - Shareholders' Equity)

  Net cash provided by operating activities amounted to $47.6 million in 1997, compared to $63.8 million in 1996 and $38.5 million in 1995. In addition to reducing interest-bearing debt, fixed asset additions made the most significant uses of the funds ($21.8 million). Major capital projects in 1997 included a new Featherlite block plant in Dallas, Texas, and major equipment replacements and improvements at Acme. In 1997, the Company purchased 231,700 shares of treasury stock for a cost of $2.6 million. The Company may purchase up to an additional
1.8 million shares of stock pursuant to Board of Directors' authorization.

  In 1997, dividends declared per share were $.18, as the Company raised its quarterly dividend rate from $.04 to $.05 in the third quarter of the year. Dividends paid for the year amounted to $4.5 million.

  Operations provide the Company's primary source of cash. In addition, the Company has credit facilities available from commercial banks. The Company believes that its borrowing arrangements are adequate to support its requirements for the foreseeable future. Unused lines of credit available to the Company at December 31, 1997, totaled $71 million.

Backlogs

The Company maintains information on sales backlogs in order to plan for future production levels and to project sales volume. At December 31, 1997, the backlog for clay brick was $28.6 million, compared with $22.1 million at year-end 1996. The sales backlog for Footwear products at year-end 1997 was $4.6 million, compared with $7.4 million in 1996.

Safe Harbor Provisions

In accordance with the safe harbor provisions of the securities law regarding forward-looking statements, except for the historical information contained herein, this Annual Report contains forward-looking statements that involve risks and uncertainties. Justin's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences could include, but are not limited to, changes in demand, prices, and raw materials costs; changes in the economic conditions of the various markets the Company serves; changes in the amount and severity of inclement weather; and the other risks detailed herein and in the Company's reports filed with the Securities and Exchange Commission.

                                    (Page 23)
================================================================================

Balance Sheet Trends
Percent of Total Assets

ASSETS:                            1997   1996   1995   1994   1993
-------------------------------------------------------------------
  Receivables                       19%    22%    21%    22%    22%
  Inventories                       38     36     42     43     42
  Property, plant, and equipment    29     29     26     23     23
  All other assets                  14     13     11     12     13
                                  -----  -----  -----  -----  -----
                                   100%   100%   100%   100%   100%
                                  =====  =====  =====  =====  =====

LIABILITIES AND EQUITY:
-------------------------------------------------------------------
  Interest-bearing debt              8%    12%    19%    21%    27%
  All other liabilities             19     18     18     20     19
  Equity                            73     70     63     59     54
                                  -----  -----  -----  -----  -----
                                   100%   100%   100%   100%   100%
                                  =====  =====  =====  =====  =====

-------------------------------------------------------------------

Operating Trends
Percent of Net Sales

                                        1997     1996     1995     1994     1993
---------------------------------------------------------------------------------
Net sales                              100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales                           63.4     65.4     65.2     65.1     66.2
                                       ------   ------   ------   ------   ------
Gross profit                            36.6     34.6     34.8     34.9     33.8
Operating expenses                      27.3     26.4     26.1     23.0     22.0
Income taxes                             3.3      3.0      3.1      4.3      4.2
                                       ------   ------   ------   ------   ------
Income before accounting change          6.0      5.2      5.6      7.6      7.6
Cumulative effect on prior years of
  change in accounting for income
  taxes                                     -       -        -        -       .2
                                       ------   ------   ------   ------   ------
Net income                               6.0%     5.2%     5.6%     7.6%     7.8%
                                       ======   ======   ======   ======   ======
---------------------------------------------------------------------------------

Five-Year Analysis of Sales and Operating Profit by Product Lines
(in thousands of dollars)

                               1997                1996                1995                1994                1993
                          Amount   Percent    Amount   Percent    Amount   Percent    Amount   Percent    Amount   Percent
--------------------------------------------------------------------------------------------------------------------------
Building Materials:
  Net sales              $265,313    60%     $261,315    58%     $240,094    52%     $224,213    46%     $179,740    38%
  Operating profit         43,245    90        44,233    97        42,107    82        44,600    66        31,445    48
Footwear:
  Net sales               174,474    40       186,457    42       221,354    48       258,796    54       295,191    62
  Operating profit          4,795    10         1,591     3         9,234    18        22,871    34        34,168    52
--------------------------------------------------------------------------------------------------------------------------
Totals:
  Net sales              $439,787   100%     $447,772   100%     $461,448  100%       $483,009  100%       $474,931 100%
  Operating profit       $ 48,040   100%     $ 45,824   100%     $ 51,341  100%       $ 67,471  100%       $ 65,613 100%
Less interest and parent
  company operations        7,293               9,202              11,137                9,995                9,583
--------------------------------------------------------------------------------------------------------------------------
Income before income
  taxes                  $ 40,747            $ 36,622            $ 40,204             $ 57,476             $ 56,030 *
--------------------------------------------------------------------------------------------------------------------------
* before cumulative effect on prior years of change in accounting for income taxes

                                    (Page 24)
================================================================================

Consolidated Financial Statements

Consolidated Balance Sheet
In Thousands of Dollars, Except Share Data, at December 31,    1997       1996
---------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------
Current assets:
  Cash                                                       $  5,113   $  3,215
  Accounts receivable, less allowance for doubtful
    accounts of $3,097 and $3,069, respectively                73,153     80,315
  Inventories                                                 141,648    129,146
  Federal and state income taxes                                7,946     11,758
  Prepaid expenses                                              2,454      1,527
---------------------------------------------------------------------------------
      Total current assets                                    230,314    225,961
Other assets                                                   32,740     25,815
Assets held for sale                                            2,829      2,805
Property, plant, and equipment, at cost:
  Land                                                         20,062     19,908
  Buildings and equipment                                     266,988    247,285
  Construction in progress                                      3,000      3,902
---------------------------------------------------------------------------------
                                                              290,050    271,095
  Less accumulated depreciation                               179,866    165,598
---------------------------------------------------------------------------------
      Net property, plant, and equipment                      110,184    105,497
---------------------------------------------------------------------------------
                                                             $376,067   $360,078
=================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------
Current liabilities:
  Notes payable to banks                                     $      -   $  2,000
  Trade accounts payable                                       18,412     14,056
  Accrued payroll items                                        12,984     11,393
  Accrued insurance                                            10,803     11,818
  Accrued state and local taxes                                 2,553      1,822
  Other accrued expenses                                        9,846     11,366
  Dividends payable                                             1,319      1,058
  Current portion of long-term debt                             8,000      7,395
---------------------------------------------------------------------------------
    Total current liabilities                                  63,917     60,908
Long-term debt, less current portion                           23,750     32,890
Deferred income taxes                                          15,420     13,424
Shareholders' equity:
  Voting preferred stock, $2.50 par value;
    1,000,000 shares authorized -- Series Two
    convertible, 100 shares issued and outstanding                  -          -
  Common stock, $2.50 par value; 100,000,000
    shares authorized, 27,869,888 shares issued                69,674     69,674
  Capital in excess of par value                               16,040     16,477
  Retained earnings                                           202,645    181,068
  Treasury stock, at cost, 1,490,915 and 1,416,800
    shares, respectively                                      (15,379)   (14,363)
---------------------------------------------------------------------------------
      Total shareholders' equity                              272,980    252,856
---------------------------------------------------------------------------------
                                                             $367,067   $360,078
=================================================================================

See accompanying notes.

                                    (Page 25)
================================================================================

Consolidated Statement of Income
In Thousands of Dollars, Except Per Share
Data, for Years Ending on December 31,          1997      1996       1995
----------------------------------------------------------------------------
Net sales                                     $439,787   $447,772   $461,448
Costs and expenses:
  Cost of goods sold                           278,769    292,858    300,842
  Selling, general, and
    administrative expenses                    118,505    114,925    115,370
  Interest expense                               1,766      3,367      5,032
----------------------------------------------------------------------------
                                               399,040    411,150    421,244
----------------------------------------------------------------------------
Income before income taxes                      40,747     36,622     40,204
Income taxes                                    14,424     13,257     14,553
----------------------------------------------------------------------------
Net income                                    $ 26,323   $ 23,365   $ 25,651
============================================================================
Basic earnings per share                      $   1.00   $    .88   $    .95
============================================================================
Diluted earnings per share                    $    .99   $    .87   $    .94
============================================================================

See accompanying notes.

Consolidated Statement of Shareholder' Equity
                                                                              Capital in
In Thousands of Dollars, Except Share Data, for     Preferred      Common     excess of     Retained     Treasury
Years Ending on December 31, 1997, 1996, and 1995     stock        stock      par value     earnings      stock
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Balance January 1, 1995                              $      -     $ 69,674     $ 16,959     $140,593     $ (5,326)
------------------------------------------------------------------------------------------------------------------
Purchase of 677,000 shares of stock for treasury            -            -            -            -       (7,259)
Issuance of 79,652 shares of stock from treasury
  upon exercise of stock options                            -            -         (159)           -          668
Net income                                                  -            -            -       25,651            -
Cash dividends declared -- $.16 per share                   -            -            -       (4,312)           -
------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                            $      -     $ 69,674     $ 16,800     $161,932     $(11,917)
------------------------------------------------------------------------------------------------------------------
Purchase of 323,000 shares of stock for treasury            -            -            -            -       (3,821)
Issuance of 140,785 shares of stock from treasury
  upon exercise of stock options                            -            -         (323)           -        1,375
Net income                                                  -            -            -       23,365            -
Cash dividends declared -- $.16 per share                   -            -            -       (4,229)           -
------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                            $      -     $ 69,674     $ 16,477     $181,068     $(14,363)
------------------------------------------------------------------------------------------------------------------
Purchase of 231,700 shares of stock for treasury            -            -            -            -       (2,562)
Issuance of 157,585 shares of stock from treasury
  upon exercise of stock options                            -            -         (437)           -        1,546
Net income                                                  -            -            -       26,323            -
Cash dividends declared -- $.18 per share                   -            -            -       (4,746)           -
------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                            $      -     $ 69,674     $ 16,040     $202,645     $(15,379)
==================================================================================================================

See accompanying notes.

                                    (Page 26)
================================================================================

Consolidated Statement of Cash Flow
In Thousands of Dollars
for Years Ending on December 31,                       1997      1996       1995
--------------------------------------------------  --------- --------- - --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                         $26,323   $23,365    $25,651
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Depreciation                                      16,850    15,792     14,742
    Amortization                                         804       496        689
    Provision for losses on accounts receivable        1,624     2,707      1,347
    Gain on sale of property, plant, and equipment      (280)     (238)      (167)
    Deferred income taxes                              5,518       411     (1,198)
    Changes in current assets and liabilities:
      (Increase) decrease in accounts receivable       5,623    (4,809)     2,706
      (Increase) decrease in inventories             (12,209)   29,184      2,564
      Increase in other current assets                  (617)   (1,807)      (776)
      Increase (decrease) in accounts payable and
        accrued expenses                               3,965    (1,331)    (7,043)
--------------------------------------------------  --------- --------- - --------
        Net cash provided by operating activities     47,601    63,770     38,515

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale of property, plant,
    and equipment                                        453       710        261
  Purchase of property, plant, and equipment         (21,782)  (24,738)   (26,020)
  (Increase) decrease in other long-term assets       (5,828)     (408)       114
  Payment for purchase of business, net of
    cash acquired                                     (2,073)        -          -
--------------------------------------------------  --------- --------- - --------
        Net cash used in investing activities        (29,230)  (24,436)   (25,645)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings                                          12,000    43,000     41,000
  Repayment of borrowings                            (22,535)  (74,288)   (46,681)
  Dividends paid                                      (4,485)   (4,242)    (4,330)
  Purchase of treasury stock                          (2,562)   (3,821)    (7,259)
  Proceeds from exercise of stock options              1,109     1,052        509
--------------------------------------------------  --------- --------- - --------
        Net cash used in financing activities        (16,473)  (38,299)   (16,761)
--------------------------------------------------  --------- --------- - --------
Net increase (decrease) in cash                        1,898     1,035     (3,891)
Cash at beginning of year                              3,215     2,180      6,071
--------------------------------------------------  --------- --------- - --------
Cash at end of year                                  $ 5,113   $ 3,215    $ 2,180
==================================================  ========= ========= = ========

SUPPLEMENTAL DISCLOSURES OF CASH INFORMATION:
  Cash paid during the year for:
    Interest                                         $ 1,884   $ 3,296    $ 5,129
    Income taxes, net of refunds                     $ 7,939   $15,242    $16,140

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
  Purchase of business:
    Fair value of assets acquired                    $ 5,329   $     -    $     -
    Cash paid for assets and related costs            (5,172)        -          -
--------------------------------------------------  --------- --------- - --------
      Liabilities assumed                            $   157   $     -    $     -
==================================================  ========= ========= = ========

See accompanying notes.

                                    (Page 27)
================================================================================

Notes to Consolidated Financial Statements
YEARS ENDING ON DECEMBER 31

1. Summary of Significant Accounting Policies

  NATURE OF OPERATIONS. Justin Industries, Inc. (the "Company") is a manufacturing and distribution company whose principal lines of business are 1) building materials - including face brick, concrete block, and floor and wall tile, and 2) footwear products, primarily western-style boots. In 1997, revenues in the Building Materials segment were 60% of consolidated net sales, and the Footwear segment comprised 40% of the total. Building materials are sold directly through company sales offices primarily in a seven-state area consisting of Texas, Oklahoma, Arkansas, Louisiana, Kansas, Missouri, and Tennessee. Approximately 69% of Building Materials' sales are in Texas. Building Materials' sales are dependent upon construction levels within market areas served, with face brick sales specifically influenced by housing starts. Footwear products are sold primarily through independent western-wear retailers in the United States, with approximately 38% of sales in Texas.

  PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated upon consolidation.

  USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

     Buildings 10 to 20 years
     Equipment 3 to 15 years

  INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS. Intangible assets resulting from business acquisitions consist of trademarks/tradenames and the excess of the acquisition cost over the fair value of the net assets of businesses acquired. Intangibles are amortized on a straight-line basis ranging from 20 to 40 years. As of December 31, 1997 and 1996, intangibles were $15.6 million and $14.4 million, respectively, net of accumulated amortization of $2.2 million and $1.7 million, respectively.

  REVENUE RECOGNITION. Revenue from sale of products is recognized primarily upon passage of title to the customer, which generally coincides with physical delivery and acceptance.

  ADVERTISING. The Company's policy is to expense advertising costs as incurred. Total advertising expense for the years ended December 31, 1997, 1996, and 1995, was $18,073,000, $15,989,000, and $16,999,000, respectively.

  EARNINGS PER SHARE. In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and convertible securities. Diluted earnings per share is very similar to what was previously called fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

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

                                    (Page 28)
================================================================================

  The Company grants stock options for a fixed number of shares to employees and non-employee directors with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed in Note 5, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Proceeds from common stock issued pursuant to the Company's employee stock option plans are credited to common stock or treasury stock and capital in excess of par value at the time an option is exercised.

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

  PENDING ADOPTION OF ACCOUNTING STANDARD. In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. Statement 131 establishes annual and interim reporting requirements for an enterprise's operating segments, and related disclosures about its products and services, geographical areas in which it operates, and major customers. This statement is effective for fiscal years beginning after December 15, 1997, with earlier application permitted. Adoption of this statement is not expected to materially impact the Company's consolidated financial position or statements of income, shareholders' equity, and cash flows. Effects of the adoption of this statement will be limited to the form and content of the Company's disclosures.

2. Earnings per Share

  The following table sets forth the computation of basic and diluted earnings per share:
(in thousands, except per share data)

                                               1997        1996        1995
                                             --------     -------     -------
Numerator for basic and diluted earnings
  per share                                   $26,323     $23,365     $25,651
                                             ========    ========    ========
Denominator for basic earnings per share--
  weighted average shares                      26,356      26,522      26,899
Effect of dilutive securities:
  Employee stock options                          309         311         333
  Convertible preferred stock                       3           3           3
                                             --------    --------    --------
Diluted potential common shares                   312         314         336
                                             --------    --------    --------
Denominator for diluted earnings per
  share--adjusted weighted average shares
  and assumed conversions                      26,668      26,836      27,235
                                             ========    ========    ========
Basic earnings per share                      $  1.00     $   .88     $   .95
                                             ========    ========    ========
Diluted earnings per share                    $   .99     $   .87     $   .94
                                             ========    ========    ========

  For additional disclosures regarding the outstanding preferred stock and the employee stock options, see Note 5.

  Options to purchase 204,500 shares of common stock at $18 per share were outstanding at December 31, 1997, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock and, therefore, the effect would be antidilutive.

                                    (Page 29)
================================================================================

3. Inventories

  Inventories include the following:
(in thousands of dollars)

                                  1997          1996
                               ---------    ---------
Finished products               $105,100     $ 99,401
Work-in-process                    6,040        5,246
Raw materials and supplies        30,508       24,499
                               ---------    ---------
                                $141,648     $129,146
                               =========    =========

4. Borrowings

  Long-term debt consists of the following:
(in thousands of dollars)

                                   1997           1996
                                ---------      ---------
Revolving credit loans           $ 7,000        $ 6,000
Term loan                          8,000         15,000
Industrial Revenue Bonds          16,250         17,285
Note payable to bank                 500          2,000
                                ---------      ---------
                                  31,750         40,285
Less current portion               8,000          7,395
                               ---------       ---------
                                $ 23,750       $ 32,890
                               =========       =========

  The Company may borrow up to a total of $52,000,000 in revolving credit loans pursuant to an agreement among four commercial banks originally entered into in May 1989. The revolving credit loans are repayable beginning in April 2000, when outstanding amounts are converted to term loans payable over three years. The conversion date may be extended annually for an additional twelve months by consent of all participating banks.

  The $8,000,000 term loan is an agreement among three commercial banks providing for annual principal reductions that began in November 1992 with $2,000,000, increasing $1,000,000 each year thereafter until 1998, when the final payment is due.

  Borrowings under the revolving credit and term loan agreements bear interest at rates determined on certain margins based on prime, certificates of deposit, and the London Interbank Offered Rate ("LIBOR"). Interest on all of these borrowings at December 31, 1997, was based on LIBOR in effect at the time of origination plus 50 basis points, and averaged 6.5%. Interest rate margins may fluctuate in increments of 12.5 basis points based on attaining certain quarterly funded debt-to-equity ratios stipulated in the loan agreements. The loans are unsecured; however, the loan agreements contain certain minimum requirements as to working capital, cash flow from operations, and tangible net worth, redemption of outstanding stock, and change in control of the Company. As of December 31, 1997, the Company was in compliance with all such requirements and restrictions.

  The Industrial Revenue Bonds are payable in 2014, plus interest at varying rates based on certain indices (approximately 3.9% at December 31, 1997), secured by property, plant, and equipment with a net book value of approximately $7,650,000. In certain circumstances, the Company may be required to purchase up to $16,250,000 of its Industrial Revenue Bonds prior to their maturity. In such circumstances, the Company may borrow the purchase price under long-term standby letter of credit agreements and also has the right to resell the bonds.

  Note payable to bank at December 31, 1997, is an unsecured borrowing due in 1999. Interest is based on LIBOR plus 50 basis points and was 6.2% at December 31, 1997.

  The Company has a $5,000,000 one-year unsecured credit facility from a commercial bank. At December 31, 1996, $2,000,000 was outstanding on this note payable. Outstanding balances bear interest at LIBOR plus 50 basis points.

  The aggregate maturities of long-term debt through 2002 are as follows: 1998, $8,000,000; 1999, $500,000; 2000, $1,167,000; 2001, $2,333,000; and 2002,
$2,333,000.

  At December 31, 1997, unused lines of credit for short-term, revolving, and term credit agreements were approximately $71,000,000. Outstanding standby letters of credit at December 31, 1997, amounted to approximately $20,331,000.

  Interest rates on the majority of the Company's borrowings float with prevailing market rates; therefore, the fair value of such debt approximates carrying value at December 31, 1997 and 1996. Based on fixed interest rates currently available to the Company for bank loans and industrial revenue bonds with similar terms and maturities, the fair value of fixed rate borrowings approximates carrying value at December 31, 1997 and 1996.

                                    (Page 30)
================================================================================

5. Shareholders' Equity

  The Company has qualified incentive stock option plans and non-qualified stock option agreements with certain of its employees and non-employee directors to purchase its common stock. The plans for employees, as amended, provide for the granting of either incentive stock options or stock options that are not qualified under the Internal Revenue Code, at the discretion of the Compensation Committee of the Board of Directors. In addition, they provide for exercise of stock options without regard to the sequence of dates of original grants. All outstanding stock options are non-qualified and expire over a period of ten years. Options are granted at the fair market value of the underlying common stock at the date of grant. Employee-granted options vest over a five-year period, while director options vest after one year. Currently, the Board has authorized 353,835 shares for future grants of options. A summary of the Company's stock option activity and related information for the years ended December 31, 1997, 1996, and 1995, is as follows:

                                1997                         1996                     1995
                       ----------------------       ------------------------        ---------
                                    Weighted-                      Weighted-
                                     Average                        Average
                                     Exercise                      Exercise
                        Shares       Price           Shares          Price            Shares
                      ---------     ---------       ---------      ---------        ---------
Outstanding at
  January 1           1,516,252       $ 9.12        1,524,067        $ 8.72         1,481,286
Granted                 277,975       $14.19          201,400        $11.51           160,600
Canceled                (33,650)      $15.07          (68,060)       $15.03           (25,370)
Exercised              (175,799)      $ 4.77         (141,155)       $ 5.33           (92,449)
                      ---------     ---------       ---------      ---------        ---------
Outstanding at
  December 31         1,584,778       $10.36        1,516,252        $ 9.12         1,524,067
                      =========                     =========                       =========

Exercisable at end
  of year             1,047,073       $ 9.24        1,027,152        $ 7.92         1,001,717
                      =========                     =========                       =========

Weighted-average
  fair value of
  options granted
  during the year      $   5.24                      $   4.43
                      =========                     =========

Exercise price per                                                                 $3.17-$18.00
  share                                                                            ============

Aggregate purchase
  price (in
  thousands of
  dollars)                                                                            $  13,283
                                                                                      =========

     The following table segregates outstanding options into groups based on exercise price ranges of less than and more than $10 per share:

                                               Price Ranges
                                 ----------------------------------------
                                 $3.17 to $10.00         $10.00 to $18.00
                                 ---------------         ----------------
All outstanding options:
  Number of shares                   554,993                1,029,785
  Weighted-average
    exercise price                    $4.91                   $13.30
  Weighted-average
    remaining
    contractual life                2.8 years               7.8 years
Exercisable options:
  Number of shares                   554,993                 492,080
  Weighted-average
    exercise price                    $4.91                   $14.13

  Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a binomial option pricing model with the following weighted-average assumptions for 1997, 1996, and 1995, respectively: risk-free interest rates of 6.4%, 6.2%, and 5.6%; dividend yields of 1.5%, 1.6%, and 1.6%; volatility factors of the expected market price of the Company's common stock of .329, .342, and .377; and a weighted-average expected life of the option of 5.5, 6, and 6 years.

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

                                  (Page 31)
================================================================================

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. The pro forma effects on net income for 1997, 1996, and 1995, are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows: (in thousands of dollars, except for earnings per share information)

                                  1997           1996          1995
                                -------        -------       -------

Pro forma net income            $26,068        $23,208       $25,629
                                =======        =======       =======

Pro forma basic earnings
  per share                       $.99           $.88          $.95
                                =======        =======       =======
Pro forma diluted earnings
  per share                       $.98           $.87          $.94
                                =======        =======       =======

  The preferred stock is convertible into 2,826 shares of common stock at December 31, 1997. The Board of Directors is empowered to set the dividend, redemption, and liquidation rights pertaining to the preferred stock and to establish the voting rights and any special rights or restrictions.

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

6. Retirement Plans

  The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31, 1997 and 1996, related to the Company's pension plans: (in thousands of dollars)

                                                      1997         1996
                                                    ---------    ---------
Actuarial present value of benefit obligations:
  Vested                                            $  54,296    $  47,802
  Non-Vested                                            2,397        2,214
                                                    ---------    ---------
                                                    $  56,693    $  50,016
                                                    =========    =========
Projected benefit obligations for service
  rendered to date                                  $ (63,397)   $ (56,458)
Plan assets at fair value                             108,092       90,572
                                                    ---------    ---------
Plan assets in excess of projected benefit
  obligations                                          44,695       34,114
Unrecognized net gain from past experience
  different from that assumed and effect
  of changes in assumptions                           (33,635)     (23,347)
Prior service cost not yet recognized in net
  periodic pension cost                                  (958)      (1,053)
Unrecognized net asset at January 1, 1985, being
  recognized over 15 years                             (1,577)      (2,365)
                                                    ---------    ---------
                                                    $   8,525    $   7,349
                                                    =========    =========

  Plan assets at December 31, 1997, are invested primarily in listed stocks and bonds or cash equivalents. The Company's own common stock (1,011,400 shares) accounts for approximately $13,780,000, or 12.7%, of the fair value of plan assets at December 31, 1997. Dividends paid to the pension trust related to these shares amounted to approximately $182,000 in 1997 and $162,000 in 1996.

  Net pension credit includes the following components: (in thousands of dollars)

                                     1997        1996         1995
                                   ---------   ---------    ---------
Service cost - benefits earned
  during the period                $  2,141    $  2,184     $  1,903
Interest cost on projected
  benefit obligation                  4,259       3,883        3,864
Actual return on plan
  assets                            (20,500)    (12,514)     (16,590)
Net amortization and deferral        12,932       5,638       10,048
                                   ---------   ---------    ---------
Net pension credit                 $ (1,168)   $   (809)    $   (775)
                                   =========   =========    =========

                                  (Page 32)

================================================================================

  The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligations were 7.25% in 1997 and 7.75% in 1996. The rate of increase in future compensation was 4% in 1997 and 4.25% in 1996. The expected long-term rate of return on assets was 9% for all years above.

  Contributions to the plans, limited by federal income tax regulations, were $10,000 in 1997, $11,000 in 1996, and zero in 1995.

  The Company also has an Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all employees. Eligible employees may contribute up to the lesser of 15% of their compensation or the maximum amount authorized by the Company ($9,500 in 1997 and 1996, and $9,240 in 1995). In 1997, 1996,
and 1995, 50% of the amount contributed by all employees was matched by the Company, up to 5% of total compensation. Pursuant to Internal Revenue Service Regulation 401(k), the employees' contributions are on a pre-tax basis. For 1998, employees may contribute up to the lesser of 15% of their compensation or $8,000, except for certain highly compensated employees, who will be limited to 5% of compensation.

  The amount of Company contributions made to the ESOP and charged to expense was $1,159,000, $1,181,000, and $1,239,000 in 1997, 1996, and 1995,
respectively.

7. Income Taxes

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1996, are as follows: (in thousands of dollars)

                                       1997         1996
                                     -------      -------
Deferred tax assets:
  Insurance accruals                 $ 4,578      $ 5,473
  Asset valuation allowances           3,254        5,638
  Employee benefit plans                 196          127
  Other                                  606          918
                                     -------      -------
                                     $ 8,634      $12,156
                                     =======      =======
Deferred tax liabilities:
  Intangible assets                  $ 5,097      $ 4,116
  Depreciation                         8,229        7,586
  Employee benefit plans               2,094        1,722
                                     -------      -------
                                     $15,420      $13,424
                                     =======      =======

  Significant components of the provision for income taxes are as follows:

                                1997         1996        1995
                              -------      -------     -------
Current                       $8,906       $12,846     $15,751
Deferred                       5,518           411      (1,198)
                              -------      -------     -------
Total income tax expense      $14,424      $13,257     $14,553
                              =======      =======     =======

  In addition, the Company received income tax benefits of $527,000, $304,000, and $192,000 in 1997, 1996, and 1995, respectively, upon the exercise by employees of non-qualified stock options. Such benefits were recorded as an increase in shareholders' equity when realized.

  A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                1997       1996         1995
                              -------     -------     -------
Statutory tax rate             35.0%       35.0%       35.0%
State taxes                      .8         1.6         1.8
Other                           (.4)        (.4)        (.6)
                              -------     -------     -------
Effective tax rate             35.4%       36.2%       36.2%
                              =======     =======     =======

  In connection with the acquisition of Tony Lama, the Company acquired a tax net operating loss carryforward. None of the tax net operating loss carryforward was utilized in 1997, 1996, or 1995. Approximately $802,000 of the acquired carryforward is available to offset future taxable income. The carryforward will expire in 2004. Future utilization of such carryforward will be recognized through adjustment of the value of acquired net assets.

                                  (Page 33)
================================================================================

8. Financial Information by Product Lines

  The five-year analysis of sales and operating profit by product lines on page 24, as it pertains to the last three years, is an integral part of the Company's consolidated financial statements. A discussion of the Company's products and businesses is located on pages 7 to 17. The following additional information is presented by industry segments: (in thousands of dollars)

                          Identifiable    Depreciation       Capital
                             Assets          Expense      Expenditures
                          ------------    ------------    ------------
       1997
Building Materials        $ 185,505       $  12,544       $  18,983
Footwear                    163,046           3,927           2,561
Corporate assets             24,687             379             238
Assets held for sale          2,829               -               -
                          ---------       ---------       ---------
    Total                 $ 376,067       $  16,850       $  21,782
                          =========       =========       =========

       1996
Building Materials        $ 171,587       $  11,082       $  23,519
Footwear                    159,981           4,325           1,174
Corporate assets             25,705             385              45
Assets held for sale          2,805               -               -
                          ---------       ---------       ---------
    Total                 $ 360,078       $  15,792       $  24,738
                          =========       =========       =========

       1995
Building Materials        $ 150,440       $   9,595       $  23,013
Footwear                    198,870           4,910           2,990
Corporate assets             22,220             237              17
Assets held for sale          4,879               -               -
                          ---------       ---------       ---------
    Total                 $ 376,409       $  14,742       $  26,020
                          =========       =========       =========

  Assets held for sale relate primarily to raw land that is being marketed by third parties on behalf of the Company.

9. Commitments

  At December 31, 1997, approximate future minimum rental commitments for all noncancellable operating leases are as follows: (in thousands of dollars)

          1998              $ 2,829
          1999                1,901
          2000                1,062
          2001                  607
          2002                  241
          Thereafter            334
                            -------
                            $ 6,974
                            =======

  Total rent expense for all operating leases amounted to approximately $3,785,000, $4,063,000, and $4,682,000 in 1997, 1996, and 1995, respectively.

10. Acquisition

  Effective January 1, 1997, the Company purchased Innovative Building Products, Inc. and its related companies ("IBP") for a total purchase price of approximately $5,300,000. Assets acquired included $3,100,000 in cash. IBP manufactures and distributes a patented installation system for glass block. Operations of the business, which are immaterial to consolidated operations, are included in the Consolidated Statement of Income from date of acquisition.

                                  (Page 34)
================================================================================

Report of Ernst & Young LLP
INDEPENDENT AUDITORS

Board of Directors
Justin Industries, Inc.

We have audited the accompanying consolidated balance sheets of Justin Industries, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Justin Industries, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                        /S/ ERNST & YOUNG LLP


Fort Worth, Texas
January 28, 1998



Management's Responsibility for Financial Statements

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

                                  (Page 35)
================================================================================

Eleven-Year Financial Summary
Years ending on December 31,                             1997       1996       1995       1994       1993       1992
-----------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials                                  265,313    261,315    240,094    224,213    179,740    158,808
    Footwear                                            174,474    186,457    221,354    258,796    295,191    294,459
-----------------------------------------------------------------------------------------------------------------------
                                                        439,787    447,772    461,448    483,009    474,931    453,267
-----------------------------------------------------------------------------------------------------------------------
  Operating profit:
    Building Materials                                   43,245     44,233     42,107     44,600     31,445     16,423
    Footwear                                              4,795      1,591      9,234     22,871     34,168     36,054
                                                         48,040     45,824     51,341     67,471     65,613     52,477
-----------------------------------------------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold                                  278,769    292,858    300,842    314,661    314,431     313,961
    Selling, general, and administrative                118,505    114,925    115,370    106,814    100,465      91,695
    Interest                                              1,766      3,367      5,032      4,058      4,005       5,214
    Depreciation                                         16,850     15,792     14,742     13,852     13,473      13,837
    Income taxes                                         14,424     13,257     14,553     20,571     19,995      15,304
------------------------------------------------------------------------------------------------------------------------
  Income:
    From continuing operations                           26,323     23,365     25,651     36,905     36,035**    27,093
    Net income                                           26,323     23,365     25,651     36,905     37,141      27,093
------------------------------------------------------------------------------------------------------------------------
  Basic earnings per share:
    From continuing operations                             1.00        .88        .95       1.36       1.33**      1.02
    Net income                                             1.00        .88        .95       1.36       1.37        1.02
------------------------------------------------------------------------------------------------------------------------
  Diluted earnings per share:
    From continuing operations                              .99        .87        .94       1.34       1.30**       .99
    Net income                                              .99        .87        .94       1.34       1.34         .99
------------------------------------------------------------------------------------------------------------------------
  Dividends declared per share                              .18        .16        .16        .16        .16         .14
  Capital expenditures*                                  21,782     24,738     26,020     18,627     17,278      12,006
------------------------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS:  (in thousands of dollars)
  Working capital                                       166,397    165,053    181,385    185,722    185,193     164,822
  Net property, plant, and equipment                    110,184    105,497     96,657     85,460     80,270      76,544
  Total assets                                          376,067    360,078    376,409    374,921    346,680     316,368
  Long-term debt                                         23,750     32,890     57,137     65,323     88,504     100,362
  Shareholders' equity                                  272,980    252,856    236,489    221,900    188,803     155,270
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*                               9.27       8.18       8.71      11.90      11.80        9.35
  Income-return on sales (%)*                              5.99       5.22       5.56       7.64       7.59        5.98
  Return on shareholders' equity (%)*                     10.40       9.88      11.56      19.55      23.21       21.24
  Return on assets (%)*                                    7.15       6.34       6.83      10.23      10.87        8.85
  Effective income tax rate (%)*                           35.4       36.2       36.2       35.8       35.7        36.1
  Ratio of long-term debt to shareholders' equity         .09:1      .13:1      .24:1      .29:1      .47:1       .65:1
  Ratio of total interest-bearing debt to
    shareholders' equity                                  .12:1      .17:1      .31:1      .36:1      .49:1       .70:1
  Ratio of current assets to current liabilities          3.6:1      3.7:1      3.6:1      3.5:1      4.4:1       4.0:1
OTHER STATISTICS:
  Weighted average number of shares (in thousands)***    26,668     26,836     27,235     27,592     27,653      27,318
  Book value per share                                    10.35       9.56       8.88       8.15       6.95        5.75
  Dividends as a percent of net income                     18.0       18.1       16.8       11.8       11.7        13.7
  Market price of common stock:
    High                                                 15 1/4     13 1/2     12 1/8     16 3/4     25 3/8          19
    Low                                                  10 1/4      9 3/4      9 1/2      9 3/4     11 3/4       5 5/8
========================================================================================================================

* Continuing Operations (before accounting change in 1993)
** Before accounting change
*** Used to calculate diluted earnings per share

Note: The earnings per share amounts prior to 1997 have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements. Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for the 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.

ELEVEN-YEAR FINANCIAL SUMMARY (Continued)
Years ending on December 31,                            1991       1990       1989       1988       1987
------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)
  (in thousands of dollars)
  Net sales:
    Building Materials                                  123,004    118,943    113,662    108,864    113,204
    Footwear                                            245,346    181,370    142,707    123,455    109,662
------------------------------------------------------------------------------------------------------------
                                                        368,350    300,313    256,369    232,319    222,866
------------------------------------------------------------------------------------------------------------
  Operating profit:
    Building Materials                                    4,979      3,698        604      4,369      6,685
    Footwear                                             22,934     17,748     15,650     12,223     10,184
------------------------------------------------------------------------------------------------------------
                                                         27,913     21,446     16,254     16,592     16,869
------------------------------------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold                                  260,968    211,559    182,365    164,596    154,600
    Selling, general, and administrative                 84,167     70,666     60,251     54,590     53,590
    Interest                                              9,482      6,815      6,402      4,574      4,369
    Depreciation                                         12,338     10,164     10,003     10,263     10,152
    Income taxes                                          5,280      3,697      2,432      2,696      3,121
------------------------------------------------------------------------------------------------------------
  Income:
    From continuing operations                            8,453      7,576      5,281      5,954      7,382
    Net income                                           19,233      7,293      7,198      7,469        752
------------------------------------------------------------------------------------------------------------
  Basic earnings per share:
    From continuing operations                              .33        .29        .21        .24        .29
    Net income                                              .74        .28        .29        .30        .03
------------------------------------------------------------------------------------------------------------
  Diluted earnings per share:
    From continuing operations                              .32        .29        .21        .24        .29
    Net income                                              .73        .28        .28        .30        .03
------------------------------------------------------------------------------------------------------------
  Dividends declared per share                             .135       .135        .10        .09        .09
  Capital expenditures*                                  10,666     12,646      7,405      8,681      4,540
------------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS:  (in thousands of dollars)
  Working capital                                       151,588    147,307     97,983    105,114     90,206
  Net property, plant, and equipment                     78,750     84,653     64,261     67,682     75,205
  Total assets                                          295,947    292,923    211,308    214,403    219,013
  Long-term debt                                        116,040    124,724     56,238     69,590     70,509
  Shareholders' equity                                  127,549    111,135    106,431     98,687     92,938
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*                               3.73       3.75       3.01       3.72       4.71
  Income-return on sales (%)*                              2.29       2.52       2.06       2.56       3.31
  Return on shareholders' equity (%)*                      7.61       7.12       5.35       6.41       7.66
  Return on assets (%)*                                    2.87       3.00       2.48       2.75       3.33
  Effective income tax rate (%)*                           38.4       32.8       31.5       31.2       29.7
  Ratio of long-term debt to shareholders' equity         .91:1     1.12:1      .53:1      .71:1      .76:1
  Ratio of total interest-bearing debt to
    shareholders' equity                                  .93:1     1.14:1      .56:1      .73:1      .79:1
  Ratio of current assets to current liabilities          4.4:1      4.1:1      3.5:1      3.9:1      2.9:1
OTHER STATISTICS:
  Weighted average number of shares (in thousands)***    26,201     26,171     25,475     25,022     25,297
  Book value per share                                     4.92       4.31       4.15       3.98       3.76
  Dividends as a percent of net income                     17.9       47.1       35.1       29.5      296.7
  Market price of common stock:
    High                                                      6      5 7/8      5 5/8      3 5/8      3 7/8
    Low                                                   3 5/8      3 5/8      3 3/8      2 5/8      2 1/4
============================================================================================================

* Continuing Operations (before accounting change in 1993)
** Before accounting change
*** Used to calculate diluted earnings per share

Note: The earnings per share amounts prior to 1997 have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements. Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for the 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business segments is income before interest, allocation of parent-company overhead expenses, and income taxes.

                              (Pages 36 and 37)
================================================================================

(Picture of Directors of Justin Industries, Inc.)

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

                            DR. WILLIAM E. TUCKER
                  Chancellor of Texas Christian University


                                 Committees

                               Audit Committee

                             BAYARD H. FRIEDMAN
                               MARVIN GEARHART
                               ROBERT E. GLAZE

                           Compensation Committee

                                JOHN V. ROACH
                            DR. WILLIAM E. TUCKER


                                  (Page 38
================================================================================

(Picture of Executive Officers of Justin Industries, Inc.)

                                  Officers

                                 JOHN JUSTIN
              Chairman of the Board and Chief Executive Officer

                               J. T. DICKENSON
                    President and Chief Operating Officer

                              RICHARD J. SAVITZ
               Vice President Finance, Treasurer and Secretary

                            EDWARD L. STOUT, JR.
                       Vice President Brick Operations

                               JUDY B. HUNTER
                          Vice President-Controller

                               W. O. BURROUGH
                             Assistant Treasurer

                                  (Page 39)
================================================================================

Shareholder Information
Annual Meeting

The annual meeting of shareholders will be held on Friday, April 10, 1998, at the Fort Worth Club Building, twelfth floor, 306 West Seventh Street, Fort Worth, Texas, at 10:30 a.m. All shareholders are cordially invited to attend and are urged to be represented by proxy if unable to attend.

Stock Transfer, Dividend Disbursement, Shareholder Savings, and Dividend Reinvestment

The Bank of New York is the Company's transfer agent responsible for stock transfer and dividend payment transactions. In addition, The Bank of New York manages the company's Shareholder Savings and Dividend Reinvestment activities through its Buy Direct Plan. Information and questions regarding any of these programs can be answered by contacting Bank of New York at (800) 524-4458 or by e-mail at Shareowner-svcs@bankofny.com.

Address shareholder inquiries to:
Shareholder Relations Department-11E
P.O. Box 11258
Church Street Station
New York, New York 10286

Send certificates for transfer and address changes to:
Receive and Deliver Department-11W
P.O. Box 11002
Church Street Station
New York, New York 10286

Answers to many of your shareholder questions and requests for forms are available by visiting the Company's web site at www.justinind.com or The Bank of New York's website at stock.bankofny.com

Form 10-K/10-Q

Investors who wish to receive a copy of the Company's annual report on Form 10-K or quarterly 10-Q reports filed with the Securities and Exchange Commission, or other shareholder mailings, may obtain them upon request to Investor Relations, Justin Industries, Inc., P. O. Box 425, Fort Worth, Texas 76101 (817) 336-5125, or by accessing the Company's web site at www.justinind.com.

Stock Listing

Justin Industries, Inc., common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "JSTN."

Independent Auditors

Ernst & Young LLP, 500 Throckmorton Street, Suite 2200, Fort Worth, Texas
76102.

Executive Offices

Justin Industries, Inc., 2821 West Seventh Street, Fort Worth, Texas 76107
(817) 336-5125.

Quarterly Financial Data

The following table presents summarized quarterly operating results for the two-year period ending December 31, 1997.

Unaudited - In thousands, except per share data


                                      1997                                        1996
                  ----------------------------------------------------------------------------------------
Quarter ended         3/31       6/30       9/30       12/31      3/31       6/30       9/30       12/31
                    ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales             $97,606   $110,886   $114,157   $117,138   $104,339   $110,672   $110,379   $122,382
Gross profit           33,371     41,752     42,307     43,588     34,636     38,771     37,926     43,581
Net income              3,049      7,527      7,103      8,644      3,794      5,659      5,940      7,972
Per share:
  Basic earnings          .12        .29        .27        .33        .14        .21        .22        .30
  Diluted earnings        .11        .28        .27        .32        .14        .21        .22        .30
  Dividends paid          .04        .04        .04        .05        .04        .04        .04        .04

The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings per Share.

Market Makers
as of January 28, 1998

First Southwest Company
Gruntal & Co. Incorporated
Herzog, Heine, Geduld, Inc.
Jefferies & Company, Inc.
Knight Securities L.P.
Mayer & Schweitzer Inc.
Merrill Lynch, Pierce, Fenner
   and Smith, Inc.
PaineWebber Inc.
Parker/Hunter Inc.
Principal Financial Securities
Sherwood Securities Corp.
Southwest Securities Inc.
Troster Singer Corp.

Market Price of Common Stock

                         Price
 Year       ---------------------------------
Quarter      High         Low         Close
 1995
  1         12 1/8       9  1/2       9  5/8
  2         12           9  5/8       11
  3         11 5/8       10 1/2       11
  4         11 3/8       9  7/8       11
 1996
  1         11 7/8       10 11/16     11 5/8
  2         13 1/2       11 1/4       13 1/8
  3         13 3/8       10 1/2       10 7/8
  4         12 1/8       9  3/4       11 1/2
 1997
  1         12 3/8       10 1/4       11 1/8
  2         13 7/8       10 7/8       12 3/4
  3         15 1/4       12 1/2       13 7/16
  4         15           12 5/8       13 5/8

                                  (Page 40)
================================================================================

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

Manufacturing-Concrete Block

     Baton Rouge, Louisiana

Manufacturing-IBP Grids

     Fort Worth, Texas

Distribution

     Abilene, Texas
     Amarillo, Texas
     Austin, Texas
     Beaumont, Texas
     Corpus Christi, Texas
     Dallas, Texas
     Denton, Texas
     Fort Worth, Texas
     Houston, Texas
     Longview, Texas
     Lubbock, Texas
     Midland, Texas
     San Antonio, Texas
     Texarkana, Texas
     Wichita Falls, Texas
     Alexandria, Louisiana
     Baton Rouge, Louisiana
     Lafayette, Louisiana
     Lake Charles, Louisiana
     Monroe, Louisiana
     New Orleans, Louisiana
     Shreveport, Louisiana
     Fort Smith, Arkansas
     Jonesboro, Arkansas
     Little Rock, Arkansas
     Russellville, Arkansas
     Springdale, Arkansas
     Joplin, Missouri
     Springfield, Missouri
     St. Louis, Missouri
     Oklahoma City, Oklahoma
     Tulsa, Oklahoma
     Kansas City, Kansas
     Wichita, Kansas
     Memphis, Tennessee (2)

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

TRADEWINDS TECHNOLOGIES, INC.

     Phoenix, Arizona

JUSTIN BOOT COMPANY
Manufacturing

     Fort Worth, Texas
     Carthage, Missouri
     Cassville, Missouri

NOCONA BOOT COMPANY
Manufacturing

     Nocona, Texas

TONY LAMA COMPANY
Manufacturing

     El Paso, Texas

CHIPPEWA SHOE COMPANY
Manufacturing

     El Paso, Texas

NORTHLAND PUBLISHING COMPANY, INC.

     Flagstaff, Arizona


JUSTIN INDUSTRIES EMPLOYEES PICTURED IN THIS ANNUAL REPORT:

PAGE 1  Latasha Jones, Justin Boot Company
PAGE 2, LEFT TO RIGHT J. T. Dickenson and John Justin, Justin Industries PAGE 6 Stephen Satterwhite, Acme Brick Company
PAGE 8,  TOP TO BOTTOM  Alma Jones, Acme Brick Company; Mike McIntosh, Acme
  Brick Company; and Jessica Burns, American Tile Supply Company
PAGE 9  Tony Pearce, Featherlite Building Products Corporation
PAGE 10,  TOP TO BOTTOM  Billy Weeks, Acme Brick Company; Alfredo Gomez,
  Featherlite Building Products Corporation; and Efren Rangel,
  Featherlite Building Products Corporation
PAGE 11,  TOP TO BOTTOM  Francisco Benavides, Acme Brick Company; and
  Marlin Hughey, Acme Brick Company
PAGE 12  Doris Jimenez, Justin Boot Company
PAGES 14-15  Ernesto Delgadillo, Justin Boot Company
PAGE 16,  TOP TO BOTTOM  Greg Reyes, Justin Boot Company;
  Simona Landaverde, Nocona Boot Company; and Carolyn Henson,
  Nocona Boot Company
PAGE 17,  TOP TO BOTTOM  Larry Glidewell, Nocona Boot Company; and
  Sue Kaiser, Nocona Boot Company
PAGE 18  Edward L. Stout, Jr., Acme Brick Company
PAGE 21  Billy D. Richardson, American Tile Supply Company

This report was produced by Northland Publishing, a Justin Company. Photography by John Running. Cover photograph by Britt Stokes.

================================================================================

                                   JUSTIN
                              INDUSTRIES, INC.

                     2821 West Seventh Street - Box 425
                   Fort Worth, Texas 76101 - 817-336-5125