Form 10-K405, Exhibit 13
period 1998-12-31
JUSTIN INDUSTRIES INC
filed 1999-03-26
CIK 54182

(Cover - picture of the Bass Performance Hall)

                      Justin Industries 1998 Annual Report
===============================================================================

Contents

2   Letter to Shareholders
4   Building Materials Report on Operations
10  Footwear Report on Operations
16  Management's Discussion and Analysis
21  Consolidated Financial Statements
32  Eleven-Year Financial Summary
34  Shareholder Information
35  Directors and Officers
36  Manufacturing and Distribution Locations


                                CORPORATE PROFILE

JUSTIN INDUSTRIES, headquartered in Fort Worth, Texas, is a leader in each of its principal businesses:

  BUILDING MATERIALS - including Acme Brick Company, one of the nation's largest producers of face brick; Featherlite Building Products Corporation, the Southwest's leader in manufactured concrete building products; and American Tile Supply Company, a major Texas distributor of ceramic and marble floor and wall tile.

  FOOTWEAR - consisting of Justin Boot Company, Tony Lama Company, Nocona Boot Company, and Chippewa Shoe Company, whose products give Justin Industries a national identity as the preeminent producer of western boots and quality work, sport, and casual footwear.

  Northland Publishing, a distinguished publisher of western and southwestern Americana, art, Native American culture, and children's books, is also part of Justin Industries.

  Justin Industries common stock is traded in the Nasdaq National Market System using the symbol "JSTN."

(Picture of Bass Performance Hall)

The Nancy Lee and Perry R. Bass Performance Hall, featured on the cover and throughout the 1998 Justin Annual Report, is the pride of downtown Fort Worth. The facade of the magnificent Bass Hall and the forty-eight-foot angels by sculptor Marton Varo are made with Featherlite's Cordova Cream Limestone. The exquisite mix of art and architecture on such a grand scale creates a majestic introduction to the performing arts experience.

FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------------------------
                                              %                  %                  %
                                    1998    Change     1997    Change     1996    Change
-----------------------------------------------------------------------------------------
Net Sales                         $454,811  +  3.4   $439,787  -  1.8   $447,772  -  3.0
Net Income                          26,542  +   .8     26,323  + 12.7     23,365  -  8.9
Basic Earnings Per Share              1.01  +  1.0       1.00  + 13.6        .88  -  7.4
Diluted Earnings Per Share            1.00  +  1.0        .99  + 13.8        .87  -  7.4
Return on Shareholders' Equity        9.7%  -  6.7      10.4%  +  5.1       9.9%  - 14.7
Capital Expenditures                30,271  + 39.0     21,782  - 11.9     24,738  -  4.9
Working Capital                    175,895  +  5.7    166,397  +   .8    165,053  -  9.0
Total Assets                       396,892  +  5.5    376,067  +  4.4    360,078  -  4.3
Long-Term Debt                      30,750  + 29.5     23,750  + 27.8     32,890  - 42.4
Shareholders' Equity               292,568  +  7.2    272,980  +  8.0    252,856  +  6.9
Book Value Per Share                 11.12  +  7.4      10.35  +  8.3       9.56  +  7.7
Cash Dividends Per Share               .20  + 11.1        .18  + 12.5        .16       -
-----------------------------------------------------------------------------------------

                                          in thousands of dollars, except per share data

===============================================================================

(Picture of angel on the Bass Performance Hall)

"Lend me the stone strength of the past and I will lend you the wings of the future"
                                            -    Robinson Jeffers

===============================================================================

TO OUR SHAREHOLERS                                            February 4, 1999

A STRONG ECONOMY IN TEXAS and surrounding states boosted residential construction rates to their highest levels since 1985 and enabled our Acme Brick Company subsidiary to reach all-time high revenues and earnings in 1998. Acme's achievements, coupled with another solid contribution by Featherlite Building Products Corporation, produced an overall increase in Justin Industries' profitability for the year.

  In addition to selling more bricks and concrete blocks in 1998 than in the previous year, our Building Materials operations also realized revenue gains from the sale of purchased products, glass block grid systems, and the beautiful limestone from Featherlite's Texas Quarries division, an example of which you have seen on the cover of this annual report. Total sales from the Building Materials operations grew 10% in 1998 with operating profits reaching a record of almost $50 million.

  While we have been pleased with the performance of Acme and Featherlite in recent years, our expectations for growth in revenues and profitability in Justin Industries' other operations have not been met. Late in the fourth quarter, we sold Tradewinds Technologies, Inc. after determining that the prospects for any meaningful near-term improvements in the evaporative cooler business were not very good. To date, American Tile Supply Company, which we acquired in 1994, has not produced the results we had anticipated. Competition in the tile business has affected margins, and expenses associated with opening new locations have impacted the bottom line as well. Domestic tile usage, however, continues to grow at a strong pace, and we believe that our expansion plans for major markets will improve our competitive position and significantly enhance prospects for growth and profitability in this business.

  A great deal of attention continues to be focused on our Footwear operations. These businesses have faced more than their share of challenges over the last few years. Sales of Footwear products peaked for us in 1993 at just under $300 million as the growth in popularity of country music helped create greater interest in western attire. Since that time, demand for cowboy boots has declined, and our profits have suffered as well. Consolidation in the industry put more pressure on pricing and margins in 1998, and difficulties encountered in implementing a new computer system crippled our distribution center at the busiest time of the year, causing a loss of almost $10 million in revenues.

                                    (Page 2)
===============================================================================

  Our Footwear companies continue to address these business conditions and problems with great energy. To bring down costs, the workforce was reduced 12% during the year. We now have only about half the number of Footwear operations employees that we had in 1993. Improvements in quality-control procedures at Tony Lama have significantly reduced the excess costs incurred from defective product, which will help raise margins. Our computer difficulties were brought under control late in the year, and we hope to have all the issues resolved soon so we can begin to realize the business improvements that are expected to result from the extensive information technology investments.

  As we discussed with you last year, one goal of our Footwear group is to reduce its dependence on western fashion trends. In 1998, we made continued progress in this endeavor. Sales of the "Justin Original Workboot" more than doubled in 1998 in spite of the fourth-quarter shipping problems. For the year, this product accounted for over 20% of Footwear unit shipments. Growth in the other non-western lines of Sport Lacers and Chukkas was also very good. As a result, revenues from all non-western lines approximated 40% of total Footwear volume in 1998. In 1999, we plan to expand distribution channels for these Footwear lines. We also intend to broaden our western boot offerings to reach more potential customers who look for the high quality our brands are known for, but at lower price points. These boots will be manufactured outside of the United States under strict quality-control guidelines.

  We are enthusiastic about the 1999 prospects for our Building Materials companies. If the economy remains strong, construction levels should continue to be very good. The January 1999 acquisition of Texas Clay Industries increased brick capacity 7%. In addition, a new central Texas plant is scheduled for completion in the fall, which will provide additional capacity. While we cannot predict a turnaround in the western boot business, we are confident that our market share remains the highest in the industry, and with the plans for increased product lines and expanded distribution, we hope to see improvements in 1999.

(Picture of the Chairman and the President of Justin Industries)

/S/ JOHN JUSTIN
JOHN JUSTIN
Chairman and Chief Executive Officer

/S/ J. T. DICKENSON
J. T. DICKENSON
President and Chief Operating Officer

                                    (Page 3)
===============================================================================

BUILDING MATERIALS                                         REPORT ON OPERATIONS
-------------------------------------------------------------------------------
ACME BRICK                        FEATHERLITE              AMERICAN TILE SUPPLY


JUSTIN INDUSTRIES' Building Materials Group had its best year ever in 1998 as revenues and profits reached new heights. For the year, this segment's sales grew 10% and operating profits grew 13% over 1997.

ACME BRICK COMPANY achieved all-time record sales and profits in 1998. In addition to brick shipments, sales of ceramic tile and related products as well as manufactured Innovative Building Products (IBP) glass block grid systems also reached record highs. The company entered 1999 with a record backlog of orders.

  Helping to accomplish these records was Acme's continued expansion and renovation of several distribution facilities. Construction began on an office, warehouse, and showroom in North Little Rock, Arkansas, which will house both Acme Brick and American Tile Supply. Also, a large tile warehouse was added to the existing Oklahoma City sales facility. In 1998, Acme purchased a brick distributor in Temple, Texas. This Central Texas facility is strategically located in one of the more rapidly growing population centers in the state, between the Austin and the Fort Worth/Dallas metroplex areas. Acme also purchased and renovated an existing facility in Russellville, Arkansas, and completed a major addition to the Shreveport, Louisiana, location. New office sites in Wichita, Kansas; Lafayette, Louisiana; and Fort Worth, Texas, were purchased and preliminary construction plans are under way.

  For a second successful year, Acme's advertising efforts were concentrated on supporting the Troy Aikman Foundation. Television commercials featuring the professional football star Troy Aikman and sportscaster Pat Summerall aired in each of Acme's major markets. These commercials, along with billboards, print advertising, and point-of-sales materials, again communicated to prospective home buyers that for each Acme Brick home purchased during the year, Acme would make a cash contribution to the Troy Aikman Foundation to benefit children. A new marketing campaign called "The House That Juan Built" teamed Acme Brick with Juan Gonzalez, the American League Most Valuable Player, in an effort to promote Habitat for Humanity.

  Acme's marketing research in 1998 reinforced the effectiveness of a twenty-two-year commitment to consumer advertising. A representative sample of new home buyers from several of Acme's major markets was asked the question, "If you had the opportunity to choose a brand of brick, which one would be your first choice?" An impressive 84% of new home buyers chose Acme. The strongest competitor's brand was only chosen ten times out of one hundred.

                                    (Page 4)
===============================================================================

(Picture of house and owners)

"Acme brick was the perfect choice for our Mediterranean-style home. It's absolutely beautiful."

                                            -    Jerry and Deidra Pozez

===============================================================================

          -----------------------------------------------------------
          (Picture of Juan Gonzalez and a child examining brick wall being built for a house)

          In 1998, Acme Brick Company teamed up with Texas Ranger Juan Gonzalez and Eller Media Outdoor Company to build thirty homes during the next two years for Habitat for Humanity. One of the nation's largest home builders, Habitat for Humanity builds affordable housing for worthy recipients, who repay the home loans interest-free.

            Mr. Gonzalez, the American League Most Valuable Player in 1998, provides considerable recognition for a program we're calling "The House That Juan Built." Acme Brick Company will donate all brick required to build the homes. Acme has contributed to Habitat for Humanity for many years, but now strengthens its commitment to this worthwhile cause with a formal program of involvement.

            Acme Brick Company and Justin Industries, leaders in business and community, are proud to support the efforts of organizations that encourage growth and stability for all people.
          -----------------------------------------------------------


  A new marketing program highlights Acme Brick as the official brick of the millennium. Many products are being associated with the year 2000, but few, if any, of these other products will see the year 3000. In contrast, many of Acme's products will likely be around to witness the next millennium and beyond. The high-quality clays used to produce Acme Brick have already proven their longevity. Most of Acme's clay deposits are 300 million years old, give or take a few millennia. Few, if any, man-made products can match the enduring qualities of hard-fired Acme Brick. To honor the event, Acme has created a commemorative millennium brick, which will be given to Acme customers and associates.

  The title of "official brick" is not new to Acme. For several years, Acme has been the official brick of the Dallas Cowboys, the Dallas Mavericks, the Kansas City Chiefs, and the St. Louis Rams.

  Plans to increase production capacity in order to support demand were initiated in 1998. Late in the year, construction began on a new molded "soft mud" brick plant near Austin, Texas. This strategically located site was chosen because of the geographic location and the availability of high-quality, multicolored clays, which can produce unique products. The plant is scheduled to begin production during the fourth quarter of 1999.

                                    (Page 6)
===============================================================================

  Major renovations of the Fort Smith, Arkansas, plant were undertaken in 1998. Growth in northwest Arkansas has strengthened this market and the distinctive product line that can be produced in an upgraded facility will enable Acme to be more competitive well into the new millennium. The Kanopolis, Kansas, plant is in the final stages of a project to increase production by over 20% and lower manufacturing costs.

  In the important area of safety, Acme's production department completed one year and almost 3,000,000 man-hours with no lost-time accidents this past July. A year without lost-time accidents has long been a goal of the production department, and its attainment received national recognition. The Kanopolis plant's twenty-four-year no lost-time record, coupled with the more than eight years of no lost time at five other plants, sets the pace for the entire industry.

  The aspect of environment continues to increase in importance. In 1998, a department was formed to monitor compliance and management-related issues pertaining to the environment. This enables the company to work with representatives involved in establishing criteria for industry environmental standards on a national basis.

AMERICAN TILE SUPPLY COMPANY finished 1998 with record sales volume. Revenue gains were accomplished in spite of intense new competition.

  Two new locations were opened in 1998. Construction was completed on a new 28,000-square-foot ceramic tile warehouse and showroom in North Houston, which opened in September. This location strengthens the American Tile drive to become the dominant ceramic tile supplier in the Houston market.

  The Natural Stone division relocated into a 54,000-square-foot north Dallas warehouse and designer showroom in July 1998. The existing product line of marble, granite, slate, and other natural stone tiles was expanded to include slab material purchased from fifteen countries around the world.

  In 1999, a new location will open in Little Rock, Arkansas. The American Tile focus for 1999 will be on strengthening new operations and expanding business in existing locations by developing new marketing programs.

FEATHERLITE BUILDING PRODUCTS CORPORATION sold over twenty-five million block in 1998, an all-time high. The continued robust construction market, coupled with Featherlite's investment in increased production capacity, has allowed its revenues to grow to record levels. Featherlite has some of the most modern and efficient masonry products facilities in the Southwest with an annual capacity of over thirty million block on a single shift. Featherlite has introduced a second shift at some of its facilities in order to meet local demand and in order to take advantage of plant automation. With its present facilities, Featherlite should be able to sustain continued growth for years to come.

                                    (Page 7)
===============================================================================

  Featherlite is continually seeking to offer new products and services. One of the new items developed and introduced in 1998 is the "Hill Country Stone" line of burnished block. This oversized unit has gained rapid acceptance among architects and should become a significant part of Featherlite's already successful line of burnished block products. The licensed Mesa(R) Retaining Wall System, introduced in 1997, exceeded sales expectations in 1998. This product is used extensively in Department of Transportation, commercial, and residential projects. Sales of this system should increase in the future. In 1998, Featherlite introduced its website, www.featherlitetexas.com. The site helps visitors locate sales offices, view products, download specifications, and request technical information and samples of Featherlite's wide range of unique architectural, burnished, and limestone products.

  Texas Quarries, Featherlite's architectural limestone division, is the Southwest's leading producer of high-quality dimensional stone, ashlar, and patio stone. Texas Quarries has developed a very profitable niche in the Central Texas high-end residential market for its unique "Texas Mix" and "Cordova Cream" ashlar stone. Sales have grown annually by 25% over the past seven years to a 1998 volume of one and a half million dollars. In 1999, the addition of a new slabbing saw and crane will allow Texas Quarries to offer this product to other Texas markets.

  Through its Total Quality Management program, Featherlite encourages its employees to strive for excellence. In 1997, the company introduced the STOP program, a system of monitoring and promoting safe practices in the workplace, and in 1998, for the first time in its history, Featherlite had no lost-time accidents in any of its facilities. Featherlite is proud of this achievement by its employees and looks forward to another safe and prosperous year in 1999.

                                    (Page 8)
===============================================================================

(Picture of Bass Performance Hall and sculptor)

"Monumental sculpture requires the finest materials.  Featherlite delivers."
                                            -    Marton Varo
                                                 Sculptor

===============================================================================

FOOTWEAR                                                  REPORT ON OPERATIONS
-------------------------------------------------------------------------------
       JUSTIN            TONY LAMA             NOCONA            CHIPPEWA


JUSTIN INDUSTRIES' Footwear companies, rich in heritage and tradition, continue to cherish their role as the leading brands in the western boot markets. During 1998, a difficult year in which many western footwear companies were consolidated or sold, Justin, Tony Lama, and Nocona capitalized on the strong brand recognition earned over many decades to enhance their leadership position in the industry.

  In 1998, the Justin Industries Footwear companies continued to develop exciting new products. These products have been well received in existing channels of distribution, providing an opportunity to expand into new retail areas. Within these locations, both new and established, concept shops or stores-within-stores have been extremely successful in promoting positive brand imagery. These concept shops highlight all the exciting features and benefits each brand offers.

  The first full year of sales of the "Justin Original Workboot" exceeded expectations. Additions to the "Justin Original Workboot" line increased sales and generated new customers. The addition of KEVLAR outsoles, with "Double Comfort" technology, makes the "Justin Original Workboot" the most durable, comfortable footwear on the market. Categories such as Chukkas, Double-Comfort Westerns, and Ropers were also areas of growth for Justin Boot Company. In 1999, Justin will be the first western footwear company ever licensed to manufacture Gore-Tex(R) products.

  Justin continued to leverage its brand through opportunities in non-footwear areas. The successful licensing of apparel in 1998 produced growth in revenues and earnings and provided additional visibility for the Justin name. In 1999, Justin Boot Company will source additional new product lines internationally. This select product group will offer the retailer a wider price range of Justin quality products.

TONY LAMA COMPANY, a superior brand name in western footwear, has generated renewed interest in western wear with its "Cowboy Up" program, which focuses on Tony Lama's own heritage as the premier manufacturer of cowboy boots. Tony Lama has developed a new line of "leisure" footwear products to be introduced in the first quarter of 1999, and has revised its policy for custom-order business to better adjust to the customers' needs and the needs of Tony Lama.

  In late 1998, steps taken to improve Tony Lama's manufacturing efficiency began to yield results. Costs have come down through a reduction in overhead, increased attention to quality control, and the installation of more modern equipment. Also, reduced levels of work-in-process in the factory and better defined objectives and goals have allowed Tony Lama to shorten its manufacture time, which should help improve inventory turns.

                                    (Page 10)
===============================================================================

(Picture of bull rider)

"Whether inside or outside the arena, Tony Lama boots are the real performers."
                                            -    Norman Curry
                                                 Professional Bull Rider

===============================================================================

(Picture of building contractor)

"In construction, strength and durability are essential for success. My Justin workboots are tough enough to handle anything the job site has to offer."
                                            -    Fred Parker
                                                 Building Contractor

===============================================================================

  To capture the first-time buyer of high-quality cowboy boots, Tony Lama plans to introduce a new line of "price-point boots" produced in Mexico. Much work has been done in 1998 to ensure Tony Lama branded products from Mexico meet the rigorous quality and fine styling that loyal Tony Lama customers demand. These sourced products will generate increased revenues and profits while offering exceptional value to the consumer.

  Tony Lama's "Heavenly Soft Cushion Comfort" system has been successful. Customers now have the option of boots made with the traditional fit or the softer, cushioned insole.

NOCONA BOOT COMPANY'S market niche can be described by the phrase, "When your fit is as individual as you are." From AAA to EEE, Nocona can offer customers an array of leathers, toes, heels, and sizes.

  Nocona's exotic skin boots are a key part of its business. From the selection of the skin to the construction of the product, Nocona offers a truly superlative exotic boot. Its variety of product and supple top leathers such as European goat and Italian calf skin elevate the group to one of the most luxurious exotic categories offered today.

  In the fourth quarter of 1998, Nocona began production of Chippewa premium snake boots and is expected to produce up to 125 pair per day. Nocona's attention to quality and its experience with producing finely finished footwear makes the company a natural fit for Chippewa's premium snake boots. This additional production will also absorb factory overhead.

  In 1998, Nocona Boot Company marketed a new logo, new hang tags, and new company colors. The new look presented a richer image, enhancing Nocona's reputation as a specialty bootmaker. Nocona continues to sponsor organizations like the National Cutting Horse Association (NCHA) to maintain recognition with its upscale consumers, and its Mobile Fit Center program has helped obtain wider consumer appeal.

THE CHIPPEWA SHOE COMPANY has built a strong reputation over many decades. Chippewa has made its footwear with the finest, most reliable materials available and is the leading outdoor lifestyle product, offering a rugged, handmade appearance.

  Chippewa's rugged styling and reputation for high quality continue to appeal to hunters needing snake protection, loggers needing durability and warmth, and motorcycle enthusiasts looking for strength and style. Consumers in need of a reliable product look to Chippewa for steel toes, performance outsoles, cushioned footbeds, and insulated water-resistant linings. Chippewa is truly the best footwear for any outdoor need.

  Chippewa is focusing on controlling its advertising expenditures by addressing consumer demands on a geographic basis. This approach will aid in sell-through at retail, further enhancing the Chippewa reputation as the best outdoor lifestyle product on the market.

                                    (Page 13)
===============================================================================

  In 1999, Chippewa will manufacture and market a collection of Buck Knivesr footwear. The Buck Knivesr brand name and reputation for quality should generate new revenue and facilitate Chippewa's penetration into the sporting goods market.

  The company has an endorsement affiliation with Capital recording artist John Berry. The platinum-selling singer is a natural to represent lifestyle footwear. Like Chippewa boots, John's music is both cutting edge and classic. His 1996 album Standing on the Edge reached number one on the country charts. Chippewa also has an agreement with celebrity hunter/outdoorsman Dez Young, host and producer of TNN's Hunting with Hank. The program is enjoyed weekly by several million potential Chippewa customers.

  Various programs will be initiated in 1999 at Justin Industries' Footwear companies to better position each brand in the marketplace and improve profitability in what has been a declining market for a few years. There will be an intense focus on operating efficiently in 1999. Inventory management measures will be implemented to improve inventory turns, which will have a positive effect on margins and reduce carrying costs. In addition to inventory control, there are further cost-saving synergies to be realized through additional consolidation of operations among the various brands.

  Further opportunities to operate efficiently include advanced manufacturing techniques. Modern equipment plays an important role in the ongoing attempts to reduce manufacturing costs while increasing quality. Newly acquired information technology systems will provide management with better tools to make sound business decisions while responding to a changing market.

                                    (Page 14)
===============================================================================

(Picture of stockbroker)

"My job is complicated enough. When it comes to footwear, I like to keep it simple. I wear only two kinds - golf shoes and Justin boots."

                                            -    Fred Currie
                                                 Stockbroker

===============================================================================
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

JUSTIN INDUSTRIES realized modest increases in revenues and earnings in 1998. A decline in sales and profitability in the Company's Footwear operations was offset by gains at Acme Brick Company as residential construction activity in the Company's markets increased in 1998. Net income of $26.5 million improved 1% over 1997. As in 1997, the Company's results were adversely affected by operating losses in excess of $1 million at its Tradewinds Technologies, Inc. subsidiary. A decision was made to sell Tradewinds and effective December 31, 1998, the operations and assets of this business were sold for approximately $3.2 million in cash. The Company's Footwear operations incurred an operating loss for the first time since 1982. The 1998 loss was attributable to lost sales and profits, as well as additional expenses incurred, due to problems with new computer software systems that primarily hampered shipping from the distribution center in the fourth quarter.

Operations

Consolidated net sales of $454.8 million in 1998 were 3.4% greater than those of 1997. 1997 revenues of $439.8 million were 1.8% below that of 1996.

  Building Materials' revenues in 1998 were $292.7 million, an increase of 10.3% over 1997 and an all-time high. Net sales of $265.3 million in 1997 exceeded those of 1996 by 1.5%. The Building Materials group includes Acme Brick Company and its subsidiary, American Tile Supply Company; Featherlite Building Products Corporation; and Tradewinds Technologies, Inc., which, as discussed above, was sold in 1998. The Building Materials group, as described herein, aggregates the Building Materials reportable segment with the All Other category, excluding parent operations, as reported in Note 9 to the Consolidated Financial Statements. Sales of Acme's brick products comprise over one-half of Building Materials' revenues. In 1998, Acme sold more brick than in any previous year, as unit shipments increased 9.3% over those in 1997. Residential housing starts in markets served by Acme increased approximately 20% in 1998 from 1997 levels. Average brick selling prices in 1998 were 4.2% above those of 1997. Brick shipments in 1997 were 1.2% below those of 1996 as construction activity was less than the previous year. Average brick selling prices in 1997 were 1.7% higher than they were in 1996, offsetting the volume decline. Acme's sales of products purchased for resale in 1998 were 12.2% greater than in 1997 as sales of tile and related products reached record highs for Acme. In 1997, purchased product sales were 15.2% above the 1996 level. Revenues at American Tile Supply grew 1.6% in 1998, following a 1997 increase of less than 1% from 1996.

  Revenues for Featherlite in 1998 were 6.3% higher than in 1997, while 1997 net sales exceeded those of 1996 by .5%. In 1998, Featherlite sold more concrete block than in any previous year. Unit sales of these products were 10.1% greater than in 1997. The average selling price in 1998 was 1% more than in 1997. While block unit sales and pricing in 1997 were up 1% and 3.4%, respectively, a reduction in sales of purchased products offset much of the gain in block revenues. Featherlite's cut limestone division, Texas Quarries, realized revenue gains of 3.6% and 14.4% in 1998 and 1997, respectively. Sales of products produced from this division have more than doubled in the last five years.

  Sales at Tradewinds Technologies, Inc. were $3.7 million, $3.3 million, and $4.1 million in 1998, 1997, and 1996, respectively.

  Net sales in the Footwear segment of $162.1 million were 7.1% below 1997 revenues of $174.5 million. Revenues in 1997 were 6.4% less than the 1996 total of $186.5 million. Unit shipments of Footwear products in 1998 were 4.0% less than in 1997, while the average price fell approximately 4.1% due to product mix changes as wholesale prices were higher in 1998 than in 1997. Increased sales of lower-priced, non-western footwear resulted in the lower overall 1998 selling prices. As the popularity of western footwear has declined in recent years, the Company has intensified its efforts in developing non-western lines. These categories include the Justin Original Workboot, Sport-Lacer and Chukkas, as well as Chippewa shoes. In 1998, these generally lower-priced products accounted for approximately 40% of unit shipments. Unit sales of Footwear products in 1997 declined 10.9% from 1996, while the average unit selling price in-creased 4.5%. Product mix changes, lower discounts, and small price increases affected the average price increase.

(Graph - Net Sales by Line of Business)

                                    (Page 16)
===============================================================================

  As a percentage of net sales, cost of goods sold Company-wide was 63.7% in 1998 compared to 63.4% in 1997 and 65.4% in 1996. The improvement in 1997 was attributed to a change in total sales mix between Building Materials and Footwear and due to significant gains in Footwear margins.

  Gross profit margins in the Building Materials group were 41.1% in 1998 and 41.2% in both 1997 and 1996. Increased volume and higher prices produced improvements in Acme's gross profit margins in 1998. Acme also realized greater margins in 1997 than in 1996 due primarily to higher pricing, as volume in 1997 was less than in 1996. Gross profit margins at both Featherlite and American Tile Supply declined slightly in 1998 from 1997 levels. Featherlite's lower margins were due to start-up costs associated with the new Dallas plant and lower margins in the cut limestone operations due to product mix. Gross profit margins at Featherlite were the same in 1997 and 1996. American Tile Supply's gross margins fell in 1997 compared to 1996 due to competitive conditions, as well as product mix changes.

  Footwear gross profit margins in 1998 were 27.6%, compared to 29.6% in 1997 and 25.4% in 1996. Reduced volume in 1998 adversely affected margins. In addition, gross profit margins were impacted early in the year by production problems associated with manufacturing Chippewa products and write-downs of certain raw materials due to market conditions. Margins in 1997 improved over 1996 due to reductions in customer discounts and product returns.

  Selling, general, and administrative expenses as a percentage of sales were 26.9% in 1998 and 1997 and 25.7% in 1996. The absence of any significant variance from 1997 to 1998 resulted from reductions in advertising expenses in the Footwear operations offset by expenses incurred due to Footwear's computer problems. Advertising and promotion expenses were about $2 million higher in 1997 compared to 1996. Expenses in 1997 included approximately $600,000 in litigation costs incurred in successfully defending a class-action lawsuit involving Tradewinds.

  Interest expense in 1998 was $1.80 million compared to $1.77 million in 1997. There was very little change in average debt outstanding and effective interest rates during these periods. Higher debt levels throughout 1996, as well as overall higher rates, resulted in interest expense for that year of $3.37 million, or almost twice the 1998 and 1997 amounts. Based on average month-end borrowings outstanding, the average effective interest rate was 5.1% in 1998 and 1997 and 5.5% in 1996. Note 5 to the Consolidated Financial Statements on page 26 describes the Company's borrowing arrangements.

  Income tax expense, as a percentage of pre-tax income, was 35.4% in 1998 and 1997 and 36.2% in 1996. The federal statutory rate was 35% for all three years. See Note 8 to the Consolidated Financial Statements on page 28 for a reconciliation of the actual tax rate to the federal statutory tax rate, and other information relating to income tax.

  The table on page 34, Quarterly Financial Data, presents summarized operating results for each quarter in the two years ended December 31, 1998. The Company's businesses are seasonal in nature, with Building Materials' operations generating greater activity in the second and third quarters and Footwear operations accelerating in the third and fourth. As a result, first-quarter earnings are generally the lowest and fourth-quarter earnings the highest, which was the case in 1997. Quarterly net income in 1998 was greater than the comparable quarters of the prior year in each period, except the fourth quarter. Earnings for the fourth quarter of 1998 were negatively impacted because of the effects of problems previously reported in the new warehouse computer systems causing a significant shortfall in Footwear's shipments during the quarter. Management estimates that sales were impacted by almost $10 million during the quarter, and net income was negatively affected by approximately $2.3 million, or $.09 per share on a diluted basis.

(Graph - Net Income)

                                    (Page 17)
===============================================================================

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

Financial Condition, Liquidity, and Capital Resources

The Company continued to maintain a very sound financial condition throughout 1998. The Balance Sheet Trends table on page 20 presents the percentage relationship of the major asset, liability, and equity accounts. In 1998, total assets increased approximately 5.5% to $396.9 million. Working capital at year-end 1998 was $175.9 million, an increase of 5.7%. The increase in working capital resulted from the final payment on a term loan, which eliminated any current maturities of long-term debt. The current ratio at December 31, 1998 improved to 4.2 to 1, the highest ratio since 1993. Shareholders' equity grew $19.6 million in 1998 to $292.6 million, or $11.12 a share. Total interest-bearing debt of $30.8 million was $1 million lower than the year-end 1997 amount. As a percentage of shareholders' equity, borrowings were 10.5% compared to 11.6% at year-end 1997.

  Net cash provided by operating activities was $46.3 million in 1998, compared to $46.4 million in 1997 and $62.9 million in 1996. Major reductions in Footwear inventories in 1996 were a significant source of cash in that year. In 1998, the Company invested $30.3 million in fixed asset additions. Most of these funds were expended in the Building Materials operations to expand production capacity and add or upgrade sales distribution facilities. In 1998, the Company purchased 195,900 shares of treasury stock at an average cost of $13. The Company may purchase up to an additional 1.57 million shares of stock pursuant to Board of Directors' authorization.

  Dividends declared in 1998 were $.20 per share, compared to $.18 in 1997 and $.16 in 1996.

  Operations provide the Company's primary source of cash. In addition, the Company has credit facilities available from commercial banks. The Company believes that its borrowing arrangements are adequate to support its requirements for the foreseeable future. Unused lines of credit available to the Company at December 31, 1998 totaled $66 million.

  In January 1999, Acme acquired the assets of Texas Clay Industries for a total purchase price of approximately $13.3 million. The assets acquired consisted of approximately $1.1 million in accounts receivable, $600,000 in inventory and $10.8 million in land, buildings, and equipment related to one brick plant and associated clay reserves located near the Fort Worth/Dallas metroplex. Sales generated by this plant in 1998 approximated $11.7 million. In addition, Acme has committed to spending approximately $18.7 million in 1999 to complete construction of a new brick plant near Austin, Texas, scheduled to begin production during the fourth quarter of 1999. These additional production facilities will increase Acme's annual brick production capacity by approximately 14% and will be funded out of operations.

(Graph - Interest-Bearing Debt)
(Graph - Capital Expenditures)

                                    (Page 18)
===============================================================================

General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-IT Systems

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of normal business activities.

  Based on various assessments during the past two years, the Company determined that only minor modifications or replacement of portions of its IT software systems and non-IT systems, such as those used in production, would be necessary in order to properly utilize dates beyond December 31, 1999. Many of these changes have already been made. Although the Company anticipates all remaining modifications or replacements will be completed early in 1999, if such modifications and replacements were not made, or were not completed in a timely manner, management believes the Year 2000 issue would still not have a material impact on the operations of the Company. It is estimated that the Company has spent less than $300,000 over the past year in modifications or replacements in order to become compliant. Remaining costs are expected to be insignificant.

  The Company is still in the assessment phase in determining Year 2000 compliance of significant customers, vendors, and suppliers (external agents). The Company expects to complete this assessment in the first quarter of 1999. To date, the Company is not aware of any external agent with a Year 2000 issue that would materially affect the Company's results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The effect of non-compliance by external agents is not determinable.

Backlogs

The Company maintains information on sales backlogs in order to plan for future production levels and to project sales volume. At December 31, 1998, the backlog for clay brick was $46.5 million, compared with $28.6 million at year-end 1997. The sales backlog for Footwear products at year-end 1998 was $9.0 million, compared with $4.6 million in 1997.

Safe Harbor Provisions

In accordance with the safe harbor provisions of the securities law regarding forward-looking statements, except for the historical information contained herein, this Annual Report contains forward-looking statements that involve risks and uncertainties. Justin's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences could include, but are not limited to, changes in demand, prices, and raw materials costs; changes in the economic conditions of the various markets the Company serves; changes in the amount and severity of inclement weather; changes in third-parties' ability to remedy problems in their computer systems supplied to the company; and the other risks detailed herein and in the Company's reports filed with the Securities and Exchange Commission.

(Graph - Book Value per Share)
(Graph - Shareholders' Equity)

                                    (Page 19)
===============================================================================

Balance Sheet Trends
Percent of Total Assets

ASSETS:                             1998      1997      1996      1995      1994
----------------------------------------------------------------------------------
  Receivables                         20%       19%       22%       21%       22%
  Inventories                         34        38        36        42        43
  Property, plant, and equipment      31        29        29        26        23
  All other assets                    15        14        13        11        12
                                  -------   -------   -------   -------   -------
                                     100%      100%      100%      100%      100%
                                  =======   =======   =======   =======   =======

LIABILITIES AND EQUITY:
----------------------------------------------------------------------------------
  Interest-bearing debt                8%        8%       12%       19%       21%
  All other liabilities               18        19        18        18        20
  Equity                              74        73        70        63        59
                                  -------   -------   -------   -------   -------
                                     100%      100%      100%      100%      100%
                                  =======   =======   =======   =======   =======

Operating Trends
Percent of Net Sales

                              1998      1997      1996      1995      1994
----------------------------------------------------------------------------
Net sales                     100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales                  63.7      63.4      65.4      65.2      65.1
                            --------  --------  --------  --------  --------
Gross profit                   36.3      36.6      34.6      34.8      34.9
Operating expenses             26.9      26.9      25.7      25.0      22.1
Interest                         .4        .4        .7       1.1        .9
Income taxes                    3.2       3.3       3.0       3.1       4.3
                            --------  --------  --------  --------  --------
Net income                      5.8%      6.0%      5.2%      5.6%      7.6%
                            ========  ========  ========  ========  ========

Five - Year Analysis of
Sales and Operating Profit
by Product Lines
(in thousands of dollars)

                                  1998                 1997                 1996                 1995                 1994
                           -------------------  -------------------  -------------------  -------------------  -------------------
                             Amount   Percent     Amount   Percent     Amount   Percent     Amount   Percent     Amount   Percent
----------------------------------------------------------------------------------------------------------------------------------
Building Materials:
  Net sales                $292,726       64%   $265,313       60%   $261,315       58%   $240,094       52%   $224,213      46%
  Operating profit           48,932      101      43,245       90      44,233       97      42,107       82      44,600      66
Footwear:
  Net sales                 162,085       36     174,474       40     186,457       42     221,354       48     258,796      54
  Operating profit (loss)      (524)      (1)      4,795       10       1,591        3       9,234       18      22,871      34
---------------------------------------------------------------------------------------------------------------------------------
Totals:
  Net sales                $454,811      100%   $439,787      100%   $447,772      100%   $461,448      100%   $483,009     100%
  Operating profit           48,408      100%     48,040      100%     45,824      100%     51,341      100%     67,471     100%
Less interest and parent
  Company operations          7,327                7,293                9,202               11,137                9,995
---------------------------------------------------------------------------------------------------------------------------------
Income before
  Income taxes             $ 41,081             $ 40,747             $ 36,622             $ 40,204             $ 57,476
---------------------------------------------------------------------------------------------------------------------------------

The Company provides additional information as shown above aggregating its business units slightly differently than that prescribed by Financial Accounting Standards Board Statement No. 131 in its definition of reportable segments. The Building Materials product line as shown above aggregates the Building Materials reportable segment with the All Other category, excluding parent operations, as reported in Note 9 to the Company's Consolidated Financial Statements.

                                    (Page 20)
===============================================================================

                        CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET
In Thousands of Dollars, Except Share Data, at December 31,                    1998       1997
--------------------------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------------------------
Current assets:
  Cash                                                                      $   5,100   $   5,113
  Accounts receivable, less allowance for doubtful accounts
    Of $3,534 and $3,097, respectively                                         80,155      73,153
  Inventories                                                                 136,575     141,648
  Federal and state income taxes                                                7,093       7,946
  Prepaid expenses                                                              2,472       2,454
--------------------------------------------------------------------------------------------------
      Total current assets                                                    231,395     230,314

Other assets, at cost                                                          40,766      32,740
Assets held for sale                                                            2,809       2,829
Property, plant, and equipment, at cost:
  Land                                                                         20,704      20,062
  Buildings and equipment                                                     277,134     266,988
  Construction in progress                                                     10,913       3,000
--------------------------------------------------------------------------------------------------
                                                                              308,751     290,050
  Less accumulated depreciation                                               186,829     179,866
--------------------------------------------------------------------------------------------------
      Net property, plant, and equipment                                      121,922     110,184
                                                                            $ 396,892   $ 376,067
==================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------
Current liabilities:
  Trade accounts payable                                                    $  18,925   $  18,412
  Accrued payroll items                                                        12,132      12,984
  Accrued insurance                                                            10,449      10,803
  Accrued state and local taxes                                                 3,065       2,553
  Other accrued expenses                                                        9,612       9,846
  Dividends payable                                                             1,317       1,319
  Current portion of long-term debt                                                 -       8,000
--------------------------------------------------------------------------------------------------
      Total current liabilities                                                55,500      63,917

Long-term debt, less current portion                                           30,750      23,750
Deferred income taxes                                                          18,074      15,420
Shareholders' equity:
  Voting preferred stock, $2.50 par value; 1,000,000 shares authorized --
    Series Two convertible, 100 shares issued and outstanding                       -           -
  Common stock, $2.50 par value; 100,000,000 shares authorized,
    27,869,888 shares issued                                                   69,674      69,674
  Capital in excess of par value                                               15,685      16,040
  Retained earnings                                                           223,915     202,645
  Treasury stock, at cost, 1,565,736 and 1,490,915 shares, respectively       (16,706)    (15,379)
--------------------------------------------------------------------------------------------------
      Total shareholders' equity                                              292,568     272,980
--------------------------------------------------------------------------------------------------
                                                                            $ 396,892   $ 376,067
==================================================================================================

See accompanying notes.

                                    (Page 21)
===============================================================================

CONSOLIDATED STATEMENT OF INCOME
In Thousands of Dollars, Except per Share Data,
For Years Ending on December 31,                      1998       1997       1996
-----------------------------------------------------------------------------------
Net sales                                           $454,811   $439,787   $447,772
Costs and expenses:
  Cost of goods sold                                 289,591    278,769    292,858
  Selling, general, and administrative expenses      122,339    118,505    114,925
  Interest expense                                     1,800      1,766      3,367
-----------------------------------------------------------------------------------
                                                     413,730    399,040    411,150
-----------------------------------------------------------------------------------
Income before income taxes                            41,081     40,747     36,622
Income taxes                                          14,539     14,424     13,257
-----------------------------------------------------------------------------------
Net income                                          $ 26,542   $ 26,323   $ 23,365
===================================================================================
Basic earnings per share                            $   1.01   $   1.00   $    .88
===================================================================================
Diluted earnings per share                          $   1.00   $    .99   $    .87
===================================================================================

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
In Thousands of Dollars, Except Share Data, for
Years Ending on December 31, 1998, 1997 and 1996                           Capital in
                                                    Preferred     Common    excess of    Retained    Treasury
                                                      stock        stock    par value    Earnings      stock
--------------------------------------------------------------------------------------------------------------
Balance January 1, 1996                              $      -    $ 69,674    $ 16,800    $161,932    $(11,917)
--------------------------------------------------------------------------------------------------------------
Purchase of 323,000 shares of stock for treasury            -           -           -           -      (3,821)
Issuance of 140,785 shares of stock from treasury
  upon exercise of stock options                            -           -        (323)          -       1,375
Net income                                                  -           -           -      23,365           -
Cash dividends declared -- $.16 per share                   -           -           -      (4,229)          -
--------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                            $      -    $ 69,674    $ 16,477    $181,068    $(14,363)
--------------------------------------------------------------------------------------------------------------
Purchase of 231,700 shares of stock for treasury            -           -           -           -      (2,562)
Issuance of 157,585 shares of stock from treasury
  upon exercise of stock options                            -           -        (437)          -       1,546
Net income                                                  -           -           -      26,323           -
Cash dividends declared -- $.18 per share                   -           -           -      (4,746)          -
--------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                            $      -    $ 69,674    $ 16,040    $202,645    $(15,379)
--------------------------------------------------------------------------------------------------------------
Purchase of 195,900 shares of stock for treasury            -           -           -           -      (2,558)
Issuance of 121,079 shares of stock from treasury
  upon exercise of stock options                            -           -        (355)          -       1,231
Net income                                                  -           -           -      26,542           -
Cash dividends declared -- $.20 per share                   -           -           -      (5,272)          -
--------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                            $      -    $ 69,674    $ 15,685    $223,915    $(16,706)
==============================================================================================================

See accompanying notes.

                                    (Page 22)
===============================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS
In Thousands of Dollars for Years Ending on December 31,          1998        1997       1996
------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                   $ 26,542    $ 26,323    $ 23,365
  Adjustments to reconcile net income to cash provided
      by operating activities:
    Depreciation                                                 17,619      16,850      15,792
    Amortization                                                  1,215         804         496
    Provision for losses on accounts receivable                   1,349       1,624       2,707
    Net periodic pension credit                                    (814)     (1,166)       (871)
    Gain on sale of property, plant, and equipment                 (322)       (280)       (238)
    Deferred income taxes                                         2,149       5,518         411
    Changes in current assets and liabilities:
      (Increase) decrease in accounts receivable                 (7,791)      5,623      (4,809)
      (Increase) decrease in inventories                          5,618     (12,209)     29,184
      (Increase) decrease in other current assets                 1,418        (617)     (1,807)
      Increase (decrease) in accounts payable and
          accrued expenses                                         (683)      3,965      (1,331)
------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                46,300      46,435      62,899

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale of property, plant, and equipment        1,399         453         710
  Purchase of property, plant, and equipment                    (30,271)    (21,782)    (24,738)
  (Increase) decrease in other long-term assets                  (7,351)     (4,662)        463
  Payment for purchase of business, net of cash acquired         (2,134)     (2,073)          -
------------------------------------------------------------------------------------------------
        Net cash used in investing activities                   (38,357)    (28,064)    (23,565)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings                                                     50,000      12,000      43,000
  Repayment of borrowings                                       (51,000)    (22,535)    (74,288)
  Dividends paid                                                 (5,274)     (4,485)     (4,242)
  Purchase of treasury stock                                     (2,558)     (2,562)     (3,821)
  Proceeds from exercise of stock options                           876       1,109       1,052
------------------------------------------------------------------------------------------------
        Net cash used in financing activities                    (7,956)    (16,473)    (38,299)
------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                     (13)      1,898       1,035
Cash at beginning of year                                         5,113       3,215       2,180
------------------------------------------------------------------------------------------------
Cash at end of year                                            $  5,100    $  5,113    $  3,215
================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH INFORMATION:
  Cash paid during the year for:
    Interest                                                   $  1,805    $  1,884    $  3,296
    Income taxes, net of refunds                               $ 10,664    $  7,939    $ 15,242

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
  Purchase of business:
    Fair value of assets acquired                              $  2,402    $  5,329    $      -
    Cash paid for assets and related costs                       (2,134)     (5,172)          -
------------------------------------------------------------------------------------------------
      Liabilities assumed                                      $    268    $    157    $      -
================================================================================================

See accompanying notes.

                                    (Page 23)
===============================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Year Ending on December 31

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF OPERATIONS. Justin Industries, Inc. (the "Company") is a manufacturing and distribution company whose principal lines of business are 1) building materials-including face brick, concrete block, and floor and wall tile, and 2) footwear products, primarily western-style boots. 1998 revenues in the building materials product lines were 64% of consolidated net sales, and the footwear product lines comprised 36% of the total. Building materials are sold directly through company sales offices primarily in a seven-state area consisting of Texas, Oklahoma, Arkansas, Louisiana, Kansas, Missouri, and Tennessee. Approximately 70% of Building Materials' sales are in Texas. Building Materials' sales are dependent upon construction levels within market areas served, with face brick sales specifically influenced by housing starts. Footwear products are sold primarily through independent western-wear retailers in the United States, with sales in Texas of approximately 38%.

  PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated upon consolidation. Certain reclassifications have been made in December 31, 1997 and 1996 amounts to conform with the 1998 presentation.

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

     Buildings 10 to 20 years
     Equipment  3 to 15 years

  OTHER ASSETS. Included in other assets in the accompanying balance sheet are trademarks/tradenames; the excess of acquisition cost over fair value of net assets of businesses acquired; and the cost of software purchased and configured for internal use. Trademarks/tradenames and the excess of acquisition cost over fair value of net assets of businesses acquired are amortized on a straight-line basis ranging from 20 to 40 years. The cost of software purchased and configured for internal use is amortized on a straight-line basis over 8 years. This software consists primarily of Enterprise Resource Planning systems, which began operation in the fourth quarter of 1998 in the Footwear segment, and payroll/human resources systems, which have been utilized by all the Company's operations since January 4, 1999.

  ASSETS HELD FOR SALE. Assets held for sale relate primarily to raw land that is being marketed by third parties on behalf of the Company.

  REVENUE RECOGNITION. Revenue from sale of products is recognized primarily upon passage of title to the customer, which generally coincides with physical delivery and acceptance.

  ADVERTISING. The Company's policy is to expense advertising costs as incurred. Total advertising expense for the years ended December 31, 1998, 1997, and 1996 was $14,849,000, $18,073,000, and $15,989,000, respectively.

  PENSION AND EMPLOYEE BENEFIT PLANS. The Company and its subsidiaries have pension plans for the benefit of virtually all employees. Benefits are primarily based on years of service and the employees' average compensation during the last five years of employment. The Company's policy is to fund pension cost accrued, but not in excess of the maximum allowable deduction for federal income tax purposes.

  The Company grants stock options for a fixed number of shares to employees and non-employee directors with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25) and related interpretations in accounting for its employee stock options because, as discussed in Note 6, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Proceeds from common stock issued pursuant to the Company's employee stock option plans are credited to common stock or treasury stock and capital in excess of par value at the time an option is exercised.

                                    (Page 24)
===============================================================================

  STATEMENT OF CASH FLOWS. For purposes of reporting cash flows, cash includes cash on hand and unrestricted time deposits that have an original maturity of three months or less.

  ADOPTION OF ACCOUNTING STANDARDS. In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. Statement No. 131 establishes annual and interim reporting requirements for an enterprise's operating segments and related disclosures about its products and services, geographical areas in which it operates, and major customers. The accompanying disclosures concerning reportable segments in Note 9 have been restated for previous periods to comply with this statement.

  In February 1998, the Financial Accounting Standards Board issued Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. Statement No. 132 changes disclosure requirements concerning pension and other postretirement benefit plans. The Company has no postretirement health benefit plans. The accompanying disclosures concerning the Company's pension plans have been restated for previous periods to comply with this statement.

  PENDING ADOPTION OF ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of the Company.

  In March 1998, the AICPA issued Statement of Position ("SOP") 98-1, Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use, effective for fiscal years beginning after December 15, 1998. Because of the Company's existing policy to capitalize the cost of software and related costs in a manner very similar to that required in SOP 98-1, management does not anticipate that the adoption of the new SOP will have a significant effect on earnings or the financial position of the Company.

2.   EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share: (in thousands, except per share data)

                                                1998       1997       1996
                                              --------   --------   --------
Numerator for basic and diluted
earnings per share                            $ 26,542   $ 26,323   $ 23,365
                                              ========   ========   ========
Denominator for basic earnings per share--
  weighted average shares                       26,358     26,356     26,522
Effect of dilutive securities:
  Employee stock options                           270        309        311
  Convertible preferred stock                        3          3          3
                                              --------   --------   --------
Dilutive potential common shares                   273        312        314
                                              --------   --------   --------
Denominator for diluted earnings per share--
  adjusted weighted average shares
  and assumed conversions                       26,631     26,668     26,836
                                              ========   ========   ========
Basic earnings per share                      $   1.01   $   1.00   $    .88
                                              ========   ========   ========
Diluted earnings per share                    $   1.00   $    .99   $    .87
                                              ========   ========   ========

  For additional disclosures regarding the outstanding preferred stock and the employee stock options, see Note 6.

  Options to purchase 561,000 shares of common stock at a weighted-average price of $15.26 per share were outstanding at December 31, 1998, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock and, therefore, the effect would be antidilutive.

3.   INVENTORIES

  Inventories include the following: (in thousands of dollars)

                                     1998           1997
                                  ----------     ----------
Finished products                  $ 106,706      $ 105,100
Work-in-process                        4,663          6,040
Raw materials and supplies            25,206         30,508
                                  ----------     ----------
                                   $ 136,575      $ 141,648
                                   =========     ==========

4.   OTHER ASSETS

  Other assets consist of the following: (in thousands of dollars)

                                               1998        1997
                                             --------    --------
Trademarks/tradenames                        $ 12,651    $ 12,651
Excess of acquisition cost over
  fair value of net assets of
  businesses acquired                           6,275       5,140
Prepaid pension cost                            9,351       8,525
Software purchased and
  configured for internal use                  13,005       5,259
Other                                           3,767       4,559
                                            ---------    --------
                                               45,049      36,134
Accumulated amortization                        4,283       3,394
                                            ---------    --------
                                             $ 40,766    $ 32,740
                                            =========    ========

                                    (Page 25)
===============================================================================

5.   BORROWINGS

  Long-term debt consists of the following: (in thousands of dollars)

                                               1998        1997
                                             --------    --------
Revolving credit loans                       $ 14,000    $  7,000
Term loan                                           -       8,000
Industrial Revenue Bonds                       16,250      16,250
Note payable to bank                              500         500
                                             --------    --------
                                               30,750      31,750
Less current portion                                -       8,000
                                             --------    --------
                                             $ 30,750    $ 23,750
                                             ========    ========

  The Company may borrow up to a total of $52,000,000 in revolving credit loans pursuant to an agreement among four commercial banks originally entered into in May 1989. The revolving credit loans are repayable beginning in April 2001 when outstanding amounts are converted to term loans payable over three years. The conversion date may be extended annually for an additional twelve months by consent of all participating banks.

  Borrowings under the revolving credit agreement bear interest at rates determined on certain margins based on prime, certificates of deposit, and the London Interbank Offered Rate ("LIBOR"). Interest on all of these borrowings at December 31, 1998 was based on LIBOR in effect at the time of origination plus 50 basis points and averaged 6.2%. Interest rate margins may fluctuate in increments of 12.5 basis points based on attaining certain quarterly funded debt-to-equity ratios stipulated in the loan agreement. The loans are unsecured; however, the loan agreement contains certain minimum requirements as to working capital, cash flow from operations, and tangible net worth, redemption of outstanding stock, and change in control of the Company. As of December 31, 1998, the Company was in compliance with all such requirements and restrictions.

  The Industrial Revenue Bonds are payable in 2014, plus interest at varying rates based on certain indices (approximately 4% at December 31, 1998), secured by property, plant, and equipment with a net book value of approximately $7,615,000. In certain circumstances, the Company may be required to purchase up to $16,250,000 of its Industrial Revenue Bonds prior to their maturity. In such circumstances, the Company may borrow the purchase price under long-term standby letter of credit agreements and also has the right to resell the bonds.

  Note payable to bank at December 31, 1998 is an unsecured borrowing due in 2000. Interest is based on LIBOR plus 50 basis points and was 5.9% at December 31, 1998.

  The aggregate maturities of long-term debt through 2003 are as follows: 1999, $0; 2000, $500,000; 2001, $2,333,000; 2002, $4,667,000; and 2003, $4,667,000.

  At December 31, 1998, unused lines of credit for short-term and revolving credit agreements were approximately $66,000,000. Outstanding standby letters of credit at December 31, 1998 amounted to approximately $19,256,000.

  Interest rates on the majority of the Company's borrowings float with prevailing market rates; therefore, the fair value of such debt approximates carrying value at December 31, 1998 and 1997. Based on fixed interest rates currently available to the Company for bank loans and industrial reve-nue bonds with similar terms and maturities, the fair value of fixed-rate borrowings approximates carrying value at December 31, 1998 and 1997.

6.   SHAREHOLDERS' EQUITY

  The Company has qualified incentive stock option plans and non-qualified stock option agreements with certain of its employees and non-employee directors to purchase its common stock. The plans for employees, as amended, provide for the granting of either incentive stock options or stock options which are not qualified under the Internal Revenue Code, at the discretion of the Compensation Committee of the Board of Directors. In addition, they provide for exercise of stock options without regard to the sequence of dates of original grants. All outstanding stock options are non-qualified and expire over a period of ten years. Options are granted at the fair market value of the underlying common stock at the date of grant. Employee-granted options vest over a five-year period while director options vest after one year. Currently, the Board has authorized and shareholders have approved 90,000 shares for future grants of options. However, at the December 1998 Board meeting, the Board approved another one million shares to be reserved for a new 1999 Performance Incentive Plan, subject to shareholder approval at the next annual meeting of the shareholders in April 1999. A summary of the Company's stock option activity and related information for the years ended December 31, 1998, 1997, and 1996 is as follows:

                                    (Page 26)
===============================================================================

                                      1998                   1997                   1996
                              --------------------   --------------------   ---------------------
                                         Weighted-              Weighted-              Weighted-
                                          Average                Average                Average
                                          Exercise               Exercise               Exercise
                                Shares     Price       Shares     Price       Shares     Price
                              ---------  ---------   ---------  ---------   ---------  ---------
Outstanding at January 1      1,584,778     $10.36   1,516,252     $ 9.12   1,524,067     $ 8.72
Granted                         288,850     $11.93     277,975     $14.19     201,400     $11.51
Canceled                        (14,565)    $13.60     (33,650)    $15.07     (68,060)    $15.03
Exercised                      (132,841)    $ 4.61    (175,799)    $ 4.77    (141,155)    $ 5.33
                              ---------  ---------   ---------  ---------   ---------  ---------
Outstanding at December 31    1,726,222     $11.04   1,584,778     $10.36   1,516,252      $9.12
                              =========  ==========  =========  =========   =========  =========

Exercisable at end of year    1,054,752     $10.12   1,047,073      $9.24   1,027,152      $7.92
                              =========  ==========  =========  =========   =========  =========
Weighted-average fair value
of options granted during
the year                          $4.40                  $5.24                  $4.43
                              =========              =========              =========

  The following table segregates outstanding options into groups based on exercise price ranges of less than and more than $10 per share.

                                                  Price Ranges
                                       ----------------------------------
                                       $4.58 to $10.00   $10.00 to $18.00
                                       ---------------   ----------------
All Outstanding Options:
  Number of shares                         435,257          1,290,965
  Weighted-average exercise price            $5.20             $13.01
  Weighted-average remaining
    contractual life                           2.1                7.5
Exercisable Options:
  Number of shares                         435,257            619,495
  Weighted-average exercise price            $5.20             $13.58

  Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a binomial option pricing model with the following weighted-average assumptions for 1998, 1997, and 1996, respectively: risk-free interest rates of 6.4%, 6.4%, and 6.2%; dividend yields of 1.5%, 1.5%, and 1.6%; volatility factors of the expected market price of the Company's common stock of
 .342, .329, and .342; and a weighted-average expected life of the option of 5.3, 5.5, and 6 years.

  Binomial option valuation models are used in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight line basis over the options' vesting period. The pro forma effects on net income for 1998, 1997, and 1996 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows: (in thousands of dollars, except for earnings per share information)

                                         1998        1997       1996
                                       --------    --------   --------

Pro forma net income                    $26,114     $26,068    $23,208
                                       ========    ========   ========

Pro forma basic earnings per share         $.99        $.99       $.88
                                       ========    ========   ========

Pro forma diluted earnings per share       $.98        $.98       $.87
                                       ========    ========   ========

  The preferred stock is convertible into 2,826 shares of common stock at December 31, 1998. The Board of Directors is empowered to set the dividend, redemption, and liquidation rights pertaining to the preferred stock and to establish the voting rights and any special rights or restrictions.

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

7.   RETIREMENT PLANS

  The following tables set forth various information concerning the Company's pension plans and amounts recognized in the Company's balance sheet at December 31, 1998 and 1997: (in thousands of dollars)

                                    (Page 27)
===============================================================================

                                                    1998            1997
                                                 -----------     -----------

Vested benefit obligation                         $ (61,695)      $ (54,296)
Accumulated benefit obligation                    $ (64,447)      $ (56,693)

Projected benefit obligation                      $ (75,103)      $ (63,397)
Fair value of plan assets                           116,205         108,092
                                                 -----------     -----------
Funded status                                        41,102          44,695
Unrecognized net asset                                 (788)         (1,576)
Unrecognized prior service cost                        (783)           (959)
Unrecognized actuarial gains                        (30,180)        (33,635)
                                                 -----------     -----------
Prepaid pension cost                              $   9,351       $   8,525
                                                 ===========     ===========

Benefit obligation as of January 1                $  63,397       $  56,458
Service cost                                          2,598           2,141
Interest cost                                         4,669           4,260
Actuarial liability cost                              7,601           3,528
Benefits paid                                        (3,162)         (2,990)
                                                 -----------     -----------
Benefit obligation as of December 31              $  75,103       $  63,397
                                                 ===========     ===========

Fair value of plan assets at January 1            $ 108,092       $  90,572
Actual return on plan assets                         11,263          20,500
Employer contributions                                   12              10
Benefits paid                                        (3,162)         (2,990)
                                                 -----------     -----------
Fair value of plan assets at December 31          $ 116,205       $ 108,092
                                                 ===========     ===========

Prepaid pension cost at January 1                 $   8,525       $   7,349
Net periodic pension credit                             814           1,166
Contributions                                            12              10
                                                 -----------     -----------
Prepaid pension cost at December 31               $   9,351       $   8,525
                                                 ===========     ===========

  Plan assets at December 31, 1998 are invested primarily in listed stocks and bonds or cash equivalents. The Company's own common stock (1,011,400 shares) accounts for approximately $13,275,000, or 11.4%, of the fair value of plan assets at December 31, 1998. Dividends paid to the pension trust related to these shares amounted to approximately $202,000 in 1998 and $182,000 in 1997.

  Net periodic pension credit includes the following components: (in thousands of dollars)

                                           1998        1997        1996
                                         --------    --------    --------

Service cost -
  benefits earned during
    the period                           $ 2,598     $ 2,141     $ 2,184
Interest cost on projected
  benefit obligation                       4,669       4,260       3,883
Expected return on assets                 (7,203)     (6,632)     (6,078)
Amortization:
    Net asset                               (788)       (788)       (788)
    Unrecognized prior service cost          (83)        (73)        (68)
    Unrecognized gain                         (7)        (74)         (4)
                                         --------    --------    --------
Net periodic pension credit              $  (814)    $(1,166)    $  (871)
                                         ========    ========    ========

  The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligations were 6.75% in 1998 and 7.25% in 1997. The rate of increase in future compensation was 4% in 1998 and 1997. The expected long-term rate of return on assets was 9% for all years above.

  The Company also has an Employee Stock Ownership Plan (ESOP) for the benefit of virtually all employees. Eligible employees may contribute up to the lesser of 15% of their compensation or the maximum amount authorized by the Company ($8,000 in 1998, except for certain highly compensated employees who were limited to 5% of compensation or a maximum of $8,000, and $9,500 in 1997 and
1996). In 1998, 1997, and 1996, 50% of the amount contributed by all employees was matched by the Company, up to 5% of total compensation. Pursuant to Internal Revenue Service Regulation 401(k), the employees' contributions are on a pre-tax basis. For 1999, employees may contribute to the plan on the same basis as in 1998.

  The amount of Company contributions made to the ESOP and charged to expense was $1,210,000, $1,159,000, and $1,181,000 in 1998, 1997, and 1996,
respectively.

8.   INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1998 and 1997 are as follows: (in thousands of dollars)

                                            1998         1997
                                          --------     --------
Deferred tax assets:
  Insurance accruals                       $ 4,311      $ 4,578
  Asset valuation allowances                 3,670        3,254
  Employee benefit plans                       208          196
  Other                                        950          606
                                          --------     --------
                                           $ 9,139      $ 8,634
                                          ========     ========
Deferred tax liabilities:
  Intangible assets                        $ 7,337      $ 5,097
  Depreciation                               8,483        8,229
  Employee benefit plans                     2,254        2,094
                                          --------     --------
                                           $18,074      $15,420
                                          ========     ========

  Significant components of the provision for income taxes are as follows: (in thousands of dollars)

                                 1998        1997        1996
                               --------    --------    --------

Current                         $12,390     $ 8,906     $12,846
Deferred                          2,149       5,518         411
                               --------    --------    --------
Total income tax expense        $14,539     $14,424     $13,257
                               ========    ========    ========

                                    (Page 28)
===============================================================================

  In addition, the Company recognized income tax benefits of $428,000, $527,000, and $304,000 in 1998, 1997, and 1996, respectively, upon the exercise by employees of non-qualified stock options. Such benefits were recognized as an increase in shareholders' equity when realized.

  A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                 1998        1997        1996
                               --------    --------    --------

Statutory tax rate                35.0%       35.0%       35.0%
Depletion                         (1.7)       (1.3)       (1.5)
State taxes                        1.1          .8         1.6
Non-deductible expenses             .8          .7          .9
Other                               .2          .2          .2
                               --------    --------    --------
Effective tax rate                35.4%       35.4%       36.2%
                               ========    ========    ========

  In connection with the acquisition of Tony Lama, the Company acquired a tax net operating loss carryforward. None of the tax net operating loss carryforward was utilized in 1998, 1997, or 1996. Approximately $802,000 of the acquired carryforward is available to offset future taxable income. The carryforward will expire in 2004. Future utilization of such carryforward will be recognized through adjustment of the value of acquired net assets.

9.   FINANCIAL INFORMATION BY REPORTABLE SEGMENT

  The Company has two reportable segments as defined by the Financial Accounting Standards Board Statement No. 131: Building Materials and Footwear. These reportable segments offer products in two different industries. The reportable segments are managed separately because they manufacture and distribute distinct products with different production processes and different channels of distribution. The Company evaluates each segment's performance and allocates resources based on profits or losses from operations before interest, non-operational intercompany charges, and taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. There are no significant intersegment sales or transfers.

  The Building Materials segment consists of three primary operating companies that manufacture and distribute clay brick, concrete block, and other masonry-related products and distribute ceramic and marble floor and wall tile throughout the Southwest United States. The Company's Footwear segment primarily consists of four wholesale footwear divisions and a retail footwear division. Sales in this segment primarily consist of western and work boots and shoes and are made throughout the United States by company salesmen and independent sales representatives to retail distributors or through the segment's nine factory-outlet retail stores.

  The Company provides additional information in this Annual Report aggregating its business units slightly differently than that prescribed by Statement No. 131 in its definition of reportable segments. The Five-Year Analysis of Sales and Operating Profit by Product Lines on page 20 and the Eleven-Year Financial Summary on pages 32 and 33 aggregates the Building Materials reportable segment with the All Other category reported below, excluding parent operations.

  The following information is presented as required by Statement No. 131: (in thousands of dollars)

                               Building
                               Materials   Footwear    All Other    Total
         1998                 ----------  ----------  ----------  ----------
Net sales (1) (2)              $289,006    $162,085    $  3,720    $454,811
Operating profit (loss) (3)      50,205        (524)     (6,800)     42,881
Depreciation and
  amortization expense           13,843       4,551         440      18,834
Identifiable assets             196,834     169,645      30,413     396,892
Expenditures for long-lived
  assets                         24,523       5,111         637      30,271
----------------------------------------------------------------------------

         1997
Net sales (1) (2)              $262,053    $174,474    $  3,260    $439,787
Operating profit (loss) (3)      44,365       4,795      (6,647)     42,513
Depreciation and
  amortization expense           12,541       4,278         835      17,654
Identifiable assets             181,210     163,046      31,811     376,067
Expenditures for long-lived
  assets                         18,942       2,561         279      21,782
----------------------------------------------------------------------------

         1996
Net sales (1) (2)              $257,174    $186,457    $  4,141    $447,772
Operating profit (loss) (3)      44,330       1,591      (5,932)     39,989
Depreciation and
  amortization expense           10,840       4,694         754      16,288
Identifiable assets             167,128     159,981      32,969     360,078
Expenditures for long-lived
  assets                         23,082       1,178         478      24,738
----------------------------------------------------------------------------

                                        1998        1997        1996
                                      --------    --------    --------
Reconciliation
  Total operating profit above         $42,881     $42,513     $39,989
  Interest expense                       1,800       1,766       3,367
                                      --------    --------    --------
  Consolidated income before
    income taxes                       $41,081     $40,747     $36,622
                                      ========    ========    ========

(1) Net sales from reportable segments below the quantitative thresholds are attributable to the Company's evaporative cooler business. This segment has never met the quantitative thresholds for determining reportable segments. This business was sold effective December 31, 1998.

                                    (Page 29)
===============================================================================

(2) Net sales from the Building Materials reportable segment and the All Other category are aggregated to derive net sales as shown in the Five-Year Analysis of Sales and Operating Profit by Product Lines on page 20 and the Eleven-Year Financial Summary on pages 32 and 33.

(3) Operating profit from the Building Materials reportable segment and the All Other category, excluding parent company operations, are aggregated to derive operating profit as shown in the Five-Year Analysis of Sales and Operating Profit by Product Lines on page 20 and the Eleven-Year Financial Summary on pages 32 and 33.

10.  COMMITMENTS

  At December 31, 1998, approximate future minimum rental commitments for all noncancellable operating leases are as follows: (in thousands of dollars)

                       1999            $ 3,091
                       2000              2,083
                       2001              1,165
                       2002                644
                       2003                425
                       Thereafter          549
                                     ---------
                                       $ 7,957
                                     =========

  Total rent expense for all operating leases amounted to approximately $3,526,000, $3,785,000, and $4,063,000 in 1998, 1997, and 1996, respectively.

  At December 31, 1998, the Company had commitments for the purchase of Texas Clay Industries, as further described in Note 11, and for the construction of a new brick plant in South Texas. The total of these commitments amounted to approximately $32 million.

11.  ACQUISITIONS AND DISPOSITION

  Effective December 31, 1998, the Company sold its evaporative cooler business, Tradewinds Technologies, Inc., for cash of approximately $3.2 million. The effects of the sale and the operations of Tradewinds, which are included in All Other in the reportable segments disclosures, are immaterial to consolidated operations.

  Effective January 1, 1997, the Company's subsidiary, Acme Brick Company, purchased Innovative Building Products, Inc. and its related companies ("IBP") for a total purchase price of approximately $5.3 million. Assets acquired included $3.1 million in cash. IBP manufactures and distributes an installation system for glass block. Operations of the business, which are immaterial to consolidated operations, are included in the Consolidated Statement of Income from date of acquisition.

  Effective July 1, 1998, the Company's subsidiary, Acme Brick Company, purchased Witt Brick for a total purchase price of approximately $2.4 million. Assets acquired primarily included accounts receivable and inventory. Witt Brick is a brick distributor in Temple, Texas. Operations of the business, which are immaterial to consolidated operations, are included in the Consolidated Statement of Income from date of acquisition.

  Subsequent to year-end 1998, Acme Brick Company acquired the assets of Texas Clay Industries, a division of Temtex Industries, Inc. The total purchase price of approximately $13.3 million was paid $12.5 million in cash plus assumption of approximately $800,000 in liabilities. The assets acquired consisted of approximately $1.1 million in accounts receivable, $600,000 in inventory and $10.8 million in land, buildings, and equipment related to one brick plant and associated clay reserves in Malakoff, Texas, approximately 70 miles southeast of the Fort Worth/Dallas metroplex area. Sales generated by this plant in 1998 approximated $11.7 million. The acquisition will be accounted for as a purchase in 1999, and as such, the results of operations of the plant will be included with that of the Company from the date of closing, January 5, 1999.

                                    (Page 30)
===============================================================================

REPORT OF ERNST & YOUNG LLP                               Independent Auditors

Board of Directors
Justin Industries, Inc.

We have audited the accompanying consolidated balance sheets of Justin Industries, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Justin Industries, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                             /S/ ERNST & YOUNG LLP
Fort Worth, Texas
February 4, 1999

         ------------------------------------------------------------

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

                                    (Page 31)
===============================================================================

ELEVEN-YEAR FINANCIAL SUMMARY
Years ending on December 31,                      1998        1997       1996       1995        1994       1993
--------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)
  (in thousands of dollars, except per share amounts)
  Net sales:
    Building Materials                          292,726     265,313    261,315    240,094     224,213    179,740
    Footwear                                    162,085     174,474    186,457    221,354     258,796    295,191
--------------------------------------------------------------------------------------------------------------------
                                                454,811     439,787    447,772    461,448     483,009    474,931
--------------------------------------------------------------------------------------------------------------------
  Operating profit:
    Building Materials                           48,932      43,245     44,233     42,107      44,600     31,445
    Footwear                                       (524)      4,795      1,591      9,234      22,871     34,168
--------------------------------------------------------------------------------------------------------------------
                                                 48,408      48,040     45,824     51,341      67,471     65,613
--------------------------------------------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold                          289,591     278,769    292,858    300,842     314,661    314,431
    Selling, general, and administrative        122,339     118,505    114,925    115,370     106,814    100,465
    Interest                                      1,800       1,766      3,367      5,032       4,058      4,005
    Depreciation                                 17,619      16,850     15,792     14,742      13,852     13,473
    Income taxes                                 14,539      14,424     13,257     14,553      20,571     19,995
--------------------------------------------------------------------------------------------------------------------
  Income:
    From continuing operations                   26,542      26,323     23,365     25,651      36,905     36,035 **
    Net income                                   26,542      26,323     23,365     25,651      36,905     37,141
--------------------------------------------------------------------------------------------------------------------
  Basic earnings per share:
    From continuing operations                     1.01        1.00        .88        .95        1.36       1.33 **
    Net income                                     1.01        1.00        .88        .95        1.36       1.37
--------------------------------------------------------------------------------------------------------------------
  Diluted earnings per share:
    From continuing operations                     1.00         .99        .87        .94        1.34       1.30 **
    Net income                                     1.00         .99        .87        .94        1.34       1.34
--------------------------------------------------------------------------------------------------------------------
  Dividends declared per share                      .20         .18        .16        .16         .16        .16
  Capital expenditures*                          30,271      21,782     24,738     26,020      18,627     17,278
--------------------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS: (in thousands of dollars)
  Working capital                               175,895     166,397    165,053    181,385     185,722    185,193
  Net property, plant, and equipment            121,922     110,184    105,497     96,657      85,460     80,270
  Total assets                                  396,892     376,067    360,078    376,409     374,921    346,680
  Long-term debt                                 30,750      23,750     32,890     57,137      65,323     88,504
  Shareholders' equity                          292,568     272,980    252,856    236,489     221,900    188,803
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*                       9.03        9.27       8.18       8.71       11.90      11.80
  Income-return on sales (%)*                      5.84        5.99       5.22       5.56        7.64       7.59
  Return on shareholders' equity (%)*              9.72       10.40       9.88      11.56       19.55      23.21
  Return on assets (%)*                            6.87        7.15       6.34       6.83       10.23      10.87
  Effective income tax rate (%)*                   35.4        35.4       36.2       36.2        35.8       35.7
  Ratio of long-term debt to
    shareholders' equity                          .11:1       .09:1      .13:1      .24:1       .29:1      .47:1
  Ratio of total interest-bearing debt to
    shareholders' equity                          .11:1       .12:1      .17:1      .31:1       .36:1      .49:1
  Ratio of current assets to current
    liabilities                                   4.2:1       3.6:1      3.7:1      3.6:1       3.5:1      4.4:1
OTHER STATISTICS:
  Weighted average number of shares
    (in thousands)***                            26,631      26,668     26,836     27,235      27,592     27,653
  Book value per share                            11.12       10.35       9.56       8.88        8.15       6.95
  Dividends as a percent of net income             19.9        18.0       18.1       16.8        11.8       11.7
  Market price of common stock:
    High                                             17      15 1/4     13 1/2     12 1/8      16 3/4     25 3/8
    Low                                          10 3/8      10 1/4      9 3/4      9 1/2       9 3/4     11 3/4
====================================================================================================================

* Continuing Operations (before accounting change in 1993)
** Before accounting change.
*** Used to calculate diluted earnings per share

Note: Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for the 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business units is income before interest, allocation of parent-company overhead expenses, and income taxes. The Company provides additional information as shown above aggregating its business units slightly differently than that prescribed by Financial Accounting Standards Board Statement No. 131 in its definition of reportable segments. The Building Materials product line as shown above aggregates the Building Materials reportable segment with the All Other category, excluding parent company operations, as reported in Note 9 to the Company's Consolidated Financial Statements.


ELEVEN-YEAR FINANCIAL SUMMARY
Years ending on December 31,                      1992        1991       1990       1989        1988
---------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)
  (in thousands of dollars, except per share amounts)
  Net sales:
    Building Materials                          158,808     123,004    118,943    113,662     108,864
    Footwear                                    294,459     245,346    181,370    142,707     123,455
---------------------------------------------------------------------------------------------------------
                                                453,267     368,350    300,313    256,369     232,319
---------------------------------------------------------------------------------------------------------
  Operating profit:
    Building Materials                           16,423       4,979      3,698        604       4,369
    Footwear                                     36,054      22,934     17,748     15,650      12,223
---------------------------------------------------------------------------------------------------------
                                                 52,477      27,913     21,446     16,254      16,592
---------------------------------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold                          313,961     260,968    211,559    182,365     164,596
    Selling, general, and administrative         91,695      84,167     70,666     60,251      54,590
    Interest                                      5,214       9,482      6,815      6,402       4,574
    Depreciation                                 13,837      12,338     10,164     10,003      10,263
    Income taxes                                 15,304       5,280      3,697      2,432       2,696
---------------------------------------------------------------------------------------------------------
  Income:
    From continuing operations                   27,093       8,453      7,576      5,281       5,954
    Net income                                   27,093      19,233      7,293      7,198       7,469
---------------------------------------------------------------------------------------------------------
  Basic earnings per share:
    From continuing operations                     1.02         .33        .29        .21         .24
    Net income                                     1.02         .74        .28        .29         .30
---------------------------------------------------------------------------------------------------------
  Diluted earnings per share:
    From continuing operations                      .99         .32        .29        .21         .24
    Net income                                      .99         .73        .28        .28         .30
---------------------------------------------------------------------------------------------------------
  Dividends declared per share                      .14        .135       .135        .10         .09
  Capital expenditures*                          12,006      10,666     12,646      7,405       8,681
---------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS: (in thousands of dollars)
  Working capital                               164,822     151,588    147,307     97,983     105,114
  Net property, plant, and equipment             76,544      78,750     84,653     64,261      67,682
  Total assets                                  316,368     295,947    292,923    211,308     214,403
  Long-term debt                                100,362     116,040    124,724     56,238      69,590
  Shareholders' equity                          155,270     127,549    111,135    106,431      98,687
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*                       9.35        3.73       3.75       3.01        3.72
  Income-return on sales (%)*                      5.98        2.29       2.52       2.06        2.56
  Return on shareholders' equity (%)              21.24        7.61       7.12       5.35        6.41
  Return on assets (%)*                            8.85        2.87       3.00       2.48        2.75
  Effective income tax rate (%)*                   36.1        38.4       32.8       31.5        31.2
  Ratio of long-term debt to
    shareholders' equity                          .65:1       .91:1     1.12:1      .53:1       .71:1
  Ratio of total interest-bearing debt to
    shareholders' equity                          .70:1       .93:1     1.14:1      .56:1       .73:1
  Ratio of current assets to current
    liabilities                                   4.0:1       4.4:1      4.1:1      3.5:1       3.9:1
OTHER STATISTICS:
  Weighted average number of shares              27,318      26,201     26,171     25,475      25,022
    (in thousands)***
  Book value per share                             5.75        4.92       4.31       4.15        3.98
  Dividends as a percent of net income             13.7        17.9       47.1       35.1        29.5
  Market price of common stock:
    High                                             19           6      5 7/8      5 5/8       3 5/8
    Low                                           5 5/8       3 5/8      3 5/8      3 3/8       2 5/8
=========================================================================================================

* Continuing Operations (before accounting change in 1993)
** Before accounting change.
*** Used to calculate diluted earnings per share

Note: Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for the 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business units is income before interest, allocation of parent-company overhead expenses, and income taxes. The Company provides additional information as shown above aggregating its business units slightly differently than that prescribed by Financial Accounting Standards Board Statement No. 131 in its definition of reportable segments. The Building Materials product line as shown above aggregates the Building Materials reportable segment with the All Other category, excluding parent company operations, as reported in Note 9 to the Company's Consolidated Financial Statements.

                                (Pages 32 and 33)
===============================================================================

                              SHARHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held on Friday, April 16, 1999, at the Fort Worth Club Building, twelfth floor, 306 West Seventh Street, Fort Worth, Texas, at 10:30 a.m. All shareholders are cordially invited to attend and are urged to be represented by proxy if unable to attend.

STOCK, TRANSFER, DIVIDEND, DISBURSEMENT, SHAREHOLDER
SAVINGS, AND DIVIDEND REINVESTMENT

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

Address shareholder inquiries to:            Send certificates for transfer and
                                             address changes to:

Shareholder Relations Department-11E         Receive and Deliver Department-11W
P.O. Box 11258                               P.O. Box 11002
Church Street Station                        Church Street Station
New York, New York 10286                     New York, New York 10286

Answers to many of your shareholder questions and requests for forms are available by visiting the company's website at www.justinind.com or The Bank of New York's website at www.stock.bankofny.com.

FORM 10-K/10-Q

Investors who wish to receive a copy of the Company's annual report on Form 10-K or quarterly 10-Q reports filed with the Securities and Exchange Commission, or other shareholder mailings, may obtain them upon request to Investor Relations, Justin Industries, Inc., P.O. Box 425, Fort Worth, Texas 76101 (817) 336-5125, or by accessing the Company's website at www.justinind.com.

STOCK LISTING

Justin Industries, Inc. common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "JSTN."

INDEPENDENT AUDITORS

Ernst & Young LLP, 500 Throckmorton Street, Suite 2200, Fort Worth, Texas
76102.

EXECUTIVE OFFICES

Justin Industries, Inc., 2821 West Seventh Street, Fort Worth, Texas  76107
(817) 336-5125.

QUARTERLY FINANCIAL DATA

The following table presents summarized quarterly operating results for the two-year period ending December 31, 1998. See Management's Discussion and Analysis for information regarding factors affecting operating results for the fourth quarter of 1998.

(Unaudited - In thousands, except per share data)

                                     1998                                       1997
                    --------------------------------------    --------------------------------------
Quarter Ended         3/31      6/30      9/30      12/31       3/31      6/30      9/30      12/31
                    --------  --------  --------  --------    --------  --------  --------  --------
Net sales           $103,780  $119,090  $116,992  $114,949    $ 97,606  $110,886  $114,157  $117,138
Gross profit          36,597    44,392    43,174    41,057      33,371    41,752    42,307    43,588
Net income             4,455     8,264     7,912     5,911       3,049     7,527     7,103     8,644
Per share:
  Basic                  .17       .31       .30       .22         .12       .29       .27       .33
  Diluted                .17       .31       .30       .22         .11       .28       .27       .32
  Dividends paid         .05       .05       .05       .05         .04       .04       .04       .05


MARKET MAKERS
as of February 4, 1999

Baldwin, Anthony & McIntyre
B-Trade Services LLC
First Southwest Company
Gruntal & Co. Incorporated
Herzog, Heine, Guduld, Inc.
Island System Corporation
Jefferies & Company, Inc.
Knight Securities L.P.
Merrill Lynch, Pierce, Fenner and Smith, Inc.
PaineWebber Inc.
Parker/Hunter Inc.
Sherwood Securities Corp.
Southwest Securites Inc.
Spear, Leeds & Kellogg


MARKET PRICE OF COMMON STOCK

                             Price
  Year       -------------------------------------
Quarter         High          Low          Close
  1996
   1           11 7/8       10 11/16      11 5/8
   2           13 1/2       11 1/4        13 1/8
   3           13 3/8       10 1/2        10 7/8
   4           12 1/8        9 3/4        11 1/2
  1997
   1           12 3/8       10 1/4        11 1/8
   2           13 7/8       10 7/8        12 3/4
   3           15 1/4       12 1/2        13 7/16
   4           15           12 5/8        13 5/8
  1998
   1           15 3/4       12            14 1/16
   2           17           13 1/4        16 1/8
   3           16 1/4       12 19/32      15 3/8
   4           15 1/16      10 3/8        13 1/8

                                    (Page 34)
===============================================================================

                              DIRECTORS AND OFFICERS

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

                                 J. T. Dickenson
           President and Chief Operating Officer of Justin Industries

                                 Marvin Gearhart
              Chairman of the Board of Rock Bit International, Inc.

                                 Robert E. Glaze
                              Personal Investments

                                  Dee J. Kelly
                   Shareholder and Director of the law firm of
                              Kelly, Hart & Hallman

                               Joseph R. Musolino
                    Vice Chairman-Texas, of NationsBank N. A.

                                  John V. Roach
                            Chairman of the Board of
                                Tandy Corporation

                              Dr. William E. Tucker
                              Personal Investments


                                   COMMITTEES

                                 Audit Committee

                                 Marvin Gearhart
                                 Robert E. Glaze
                               Joseph R. Musolino


                             Compensation Committee

                                  John V. Roach
                              Dr. William E. Tucker


                           Strategic Planning Committee

                                 J. T. Dickenson
                                  John V. Roach
                              Dr. William E. Tucker


                                    OFFICERS

                                   John Justin
                Chairman of the Board and Chief Executive Officer

                                 J. T. Dickenson
                      President and Chief Operating Officer

                                Richard J. Savitz
                 Vice President Finance, Treasurer and Secretary

                              Edward L. Stout, Jr.
                         Vice President Brick Operations

                                 Judy B. Hunter
                            Vice President-Controller

                                 W. O. Burrough
                               Assistant Treasurer



                                  IN TRIBUTE TO
                               BAYARD H. FRIEDMAN

                       We were saddened by the passing of
                               Bayard H. Friedman
              in October 1998. Bayard had been a director of Justin
                 Industries since 1969. At various periods of his
              directorship, Mr. Friedman served as a member of the
                   Audit, Compensation, and Strategic Planning
             Committees. We mourn his loss and will greatly miss his
               dedication, valuable guidance, and sound judgment.

                                    (Page 35)
===============================================================================

                     MANUFACTURING AND DISTRIBUTION LOCATIONS

ACME BRICK COMPANY
Manufacturing--Brick

   Bennett, Texas (2)
   Bridgeport, Texas
   Denton, Texas
   Elgin, Texas
   Garrison, Texas
   Malakoff, Texas (January 1999)
   McQueeney, Texas
   San Felipe (Houston), Texas
   Fort Smith, Arkansas
   Malvern, Arkansas
   Perla, Arkansas (2)
   Kanopolis, Kansas
   Weir, Kansas
   Jamestown, Louisiana
   Oklahoma City, Oklahoma
   Tulsa, Oklahoma

Manufacturing--Concrete Block

   Baton Rouge, Louisiana

Manufacturing--IBP Grids

   Fort Worth, Texas

Distribution

   Abilene, Texas
   Amarillo, Texas
   Austin, Texas
   Beaumont, Texas
   Corpus Christi, Texas
   Dallas, Texas
   Denton, Texas
   Fort Worth, Texas
   Houston, Texas
   Longview, Texas
   Lubbock, Texas
   Midland, Texas
   San Antonio, Texas
   Temple, Texas
   Texarkana, Texas
   Wichita Falls, Texas
   Alexandria, Louisiana
   Baton Rouge, Louisiana
   Lafayette, Louisiana
   Lake Charles, Louisiana
   Monroe, Louisiana
   New Orleans, Louisiana
   Shreveport, Louisiana
   Fort Smith, Arkansas
   Jonesboro, Arkansas
   Little Rock, Arkansas
   Russellville, Arkansas
   Springdale, Arkansas
   Joplin, Missouri
   Springfield, Missouri
   St. Louis, Missouri
   Oklahoma City, Oklahoma
   Tulsa, Oklahoma
   Kansas City, Kansas
   Wichita, Kansas
   Memphis, Tennessee (2)

AMERICAN TILE SUPPLY COMPANY
Distribution

   Austin, Texas
   Dallas, Texas, area (8)
   Fort Worth, Texas, area (3)
   Houston, Texas, area (3)
   Longview, Texas
   San Antonio, Texas
   Temple, Texas (January 1999)

FEATHERLITE BUILDING PRODUCTS CORPORATION
Manufacturing--Concrete Block

   Abilene, Texas
   Austin, Texas, area
   Beaumont/Port Arthur, Texas
   Dallas, Texas
   El Paso, Texas
   Lubbock, Texas
   San Antonio, Texas

Manufacturing--Architectural Stone

   Cedar Park, Texas
   (d/b/a Texas Quarries)

Distribution

   Amarillo, Texas
   Corpus Christi, Texas
   Las Cruces, New Mexico

JUSTIN BOOT COMPANY
Manufacturing

   Fort Worth, Texas
   Carthage, Missouri
   Cassville, Missouri

NOCONA BOOT COMPANY
Manufacturing

   Nocona, Texas

TONY LAMA COMPANY
Manufacturing

   El Paso, Texas

CHIPPEWA SHOE COMPANY
Manufacturing

   El Paso, Texas

NORTHLAND PUBLISHING COMPANY, INC.

   Flagstaff, Arizona

This report was produced by Northland Publishing, a Justin Company. Photography by Britt Stokes.

                                    (Page 36)
===============================================================================

(Picture - angel on Bass Performance Hall)

===============================================================================