Form 10-K405, Exhibit 13
period 1999-12-31
JUSTIN INDUSTRIES INC
filed 2000-03-29
CIK 54182

(Cover - pictures of brick, block, and boots)

                      Justin Industries 1999 Annual Report
===============================================================================


FINANCIAL HIGHLIGHTS
in thousands of dollars, except per share data and percentages

                                              %                     %                     %
                                   1999     Change       1998     Change       1997     Change
-----------------------------------------------------------------------------------------------
Net Sales                        $509,811   + 12.1     $454,811   +  3.4     $439,787   -  1.8
Net Income,
  Before Special Charges           36,450   + 37.3       26,542   +   .8       26,323   + 12.7
Basic Earnings Per Share,
  Before Special Charges             1.43   + 41.6         1.01   +  1.0         1.00   + 13.6
Diluted Earnings Per Share,
  Before Special Charges             1.41   + 41.0         1.00   +  1.0          .99   + 13.8

Net Income                         28,326   +  6.7       26,542   +   .8       26,323   + 12.7
Basic Earnings Per Share             1.11   +  9.9         1.01   +  1.0         1.00   + 13.6
Diluted Earnings Per Share           1.10   + 10.0         1.00   +  1.0          .99   + 13.8

Return on Shareholders' Equity       9.7%        -         9.7%   -  6.7        10.4%   +  5.1
Capital Expenditures               53,639   + 77.2       30,271   + 39.0       21,782   - 11.9
Working Capital                   157,515   - 10.4      175,895   +  5.7      166,397   +   .8
Total Assets                      433,307   +  9.2      396,892   +  5.5      376,067   +  4.4
Long-Term Debt                     39,750   + 29.3       30,750   + 29.5       23,750   - 27.8
Shareholders' Equity              308,180   +  5.3      292,568   +  7.2      272,980   +  8.0
Book Value Per Share                12.04   +  8.2        11.12   +  7.4        10.35   +  8.3
Cash Dividends Per Share              .20        -          .20   + 11.1          .18   + 12.5
-----------------------------------------------------------------------------------------------

See Management's Discussion and Analysis for information regarding factors affecting operating results for the fourth quarter of 1998 and the first and third quarters of 1999.

   CONTENTS

 2  Letter to Shareholders
 5  Building Materials Report on Operations
11  Footwear Report on Operations
16  Management's Discussion and Analysis
23  Consolidated Financial Statements
35  Manufacturing and Distribution Locations
36  Eleven-Year Financial Summary
38  Directors and Officers
39  Shareholder Information

===============================================================================

(Picture of bricks and picture of boots)

CORPORATE PROFILE

Headquartered in Fort Worth, Texas, Justin Industries is a leader in each of its principal businesses. Justin Industries common stock is traded on the Nasdaq National Market System using the symbol "JSTN."

                               BUILDING MATERIALS

ACME BUILDING BRANDS includes Acme Brick Company, the leading domestically owned
U. S. manufacturer of face brick; Featherlite Building Products, the Southwest's top producer of concrete masonry products; Texas Quarries, a leading producer of natural stone products; American Tile Supply Company, a major Texas distributor of ceramic and marble floor and wall tile; and Innovative Building Products, manufacturers of the patented Grid System for mortarless installation of glass block.

                                    FOOTWEAR

JUSTIN BRANDS includes Justin, Tony Lama, and Nocona boot companies, as well as Chippewa Shoe Company. Together these market leaders give Justin Industries a national identity as the preeminent producer of western boots, and quality work, sport, and casual footwear.

Northland Publishing, a distinguished publisher of western and southwestern Americana, art, Native American culture, and children's books, is also part of Justin Industries.

===============================================================================
February 3, 2000


TO OUR SHAREHOLDERS

  Justin Industries had a record year in 1999. A new high was established for earnings per share (before special charges pursuant to strategic initiatives). Profit and sales of brick by the company's Acme Brick operations also set records. Over $70 million in capital expenditures and plant acquisitions by the Building Materials segment set the stage for future growth. The results for 1999 highlighted an eventful year for our company.

  In early 1999, the Board, with input from management, concluded that the best way to maximize value for our shareholders would be to initiate the development of two independent companies-building materials and footwear-in order for these businesses to stand alone at some future time. To achieve this goal, the strategic plan placed a high priority on each companies' growth rate.

  Strategies were developed to pursue these objectives. In addition, each segment was renamed to more easily identify the groups and to capitalize on the strength of the leading brands. The Building Materials operations, which includes Acme Brick, Featherlite Building Products, and American Tile Supply, was renamed Acme Building Brands. The Footwear group, which includes Justin, Tony Lama, Nocona, and Chippewa, was renamed Justin Brands. Two extremely capable and experienced managers were selected as chief executive officers of each company and given the responsibility of developing and implementing specific initiatives to accomplish our overall strategic goals.

  Acme Building Brands' focus throughout 1999 was to consolidate the sales, production, and certain administrative functions of its various companies, and to pursue growth opportunities by increasing manufacturing capacity through acquisitions and new plant construction. As the year ended, significant accomplishments in these areas had been realized: the consolidation process was essentially completed, two brick plant acquisitions were consummated, and new brick and block plants were built. Operating cash flow financed nearly all of the expansion. While these strategic initiatives were being addressed, Acme Building Brands' operating profits soared 34% to $67 million, unit shipments of brick surpassed 1 billion (a 17% gain from 1998) and block deliveries grew 33% from the previous year. Our Building Materials operations truly had an outstanding year in 1999.

  Entering 1999, the western footwear business had been in a period of decline for five years. To reverse this negative trend, strategies were identified to eliminate competition among our own brands, diversify product offerings and distribution channels, and improve operating efficiency. The execution of the various initiatives has been challenging and in some respects painful; however, we feel we are on track to accomplish our objectives and return Justin Brands to a growing and profitable business.

                                    (Page 2)
===============================================================================

  To date, Justin Brands has closed two higher-cost plants and adjusted inventories to facilitate the repositioning of its western brands to reduce internal competition. While this action required special one-time, pre-tax charges to earnings of $12.5 million and the layoff of approximately 280 employees, groundwork was laid for earnings improvements, which were realized in the last quarter of the year. Other strategic initiatives include the expansion of product lines and distribution channels. Lower price points have been addressed with the introduction of new footwear lines, including Justin "Classics" and "Basics," and Tony Lama "Value Line." These quality products with high margins have done well thus far, and we expect to see continued growth in this area. We have also begun to aggressively pursue additional distribution channels such as department stores, farm and ranch stores, catalogs, and e-commerce. We are optimistic that excellent opportunities are available to grow our business through these avenues. Consolidation of additional administrative functions has also brought down overhead costs at Justin Brands.

  While we are very pleased with the outstanding performance of our Acme Building Brands companies in 1999, we are even more excited about the prospects for gains in 2000 in all of our businesses. Acme enters the new year with significantly greater backlogs than a year ago, along with increased manufacturing capacity for brick and concrete block to better service these orders. The consolidation of Acme Brick and Featherlite Building Products lowers administrative costs and provides additional marketing opportunities for all our building material products. Justin Brands has, as we mentioned, made progress in its strategic initiatives. Our company is in excellent financial condition. Low debt levels enable us to pursue acquisitions and expand our businesses, as well as purchase treasury stock from time to time to enhance shareholder value.

  Another major event in 1999 was the retirement of John Justin as Chairman of the Board and Chief Executive Officer. The corporation has benefited for decades from his leadership. He became synonymous with our western heritage as he led the boot business. Along with Ed Stout, the President of Acme Brick Company, John Justin grew our company into a preeminent position in the brick industry. Ed Stout, 74, also retired in 1999, and we are grateful for his many contributions. John Justin remains on the Board and shares his wisdom with us. Thank you, John and Ed.

  We face the future with enthusiasm and optimism, and look forward to success in all our endeavors.
(Picture of the Chairman and Chief Executive Officer of Justin Industries)

/S/JOHN V. ROACH
JOHN V. ROACH
Chairman of the Board

/S/J. T. DICKENSON
J. T. DICKENSON
President and Chief Executive Officer

                                    (Page 3)
===============================================================================

(Picture of brick)

                    POSTED RECORD SALES AND PROFITS IN 1999.

===============================================================================

REPORT ON OPERATIONS

ACME BUILDING BRANDS

  Acme Building Brands, Justin's building materials group of businesses, again set records for sales and earnings in 1999. Construction levels, while down slightly from 1998, were still robust, supporting high demand for the company's products. Market share gains, brought about by additional capacity and aggressive sales and marketing programs, helped produce growth in revenues and profits of 19.9% and 33.7%, respectively.

  Almost 60% of Acme Building Brands revenue came from brick sales at Acme Brick Company. In 1999, the company sold just over 1 billion brick, which includes approximately 15 million brick that were purchased from other manufacturers.

  Acme Brick Company invested a record amount of capital in 1999 to facilitate future growth and operational improvements. In addition to acquiring the Texas Clay and Eureka brick plants, construction of the first molded-brick plant west of the Mississippi continued through the year. The Elgin molded plant, located adjacent to the existing plant near Austin, commenced operations in January 2000. The brick produced at this state-of-the-art facility closely resembles hand-made brick produced in the colonial days. Initial customer reactions to the Acme hand-made brick has been overwhelming. This facility, the most expensive that Acme has built, employs computer controls throughout the manufacturing process and utilizes robots to set the brick on kiln cars and to unload the brick at the point of packaging. This plant increased total annual, company-wide capacity to over 1 billion brick.

  In addition to these major investments, a state-of-the-art grinding and blending facility was built at Elgin to provide clay to both the existing Elgin plant and the new molded-brick plant. At the plant in Fort Smith, Arkansas, a major renovation to replace the grinding equipment and the kilns along with improvements to the dryers neared completion.

  Tight labor conditions affected plant operations in 1999. To adjust to the reduced supply of workers, the company has begun to use robotics where possible. By the end of 2000, there will be 15 robots operating at brick plants. While the cost of each installation is substantial, the return on investment is excellent.

  On the sales side of the business, the new showroom/warehouse in Little Rock, Arkansas, was completed and opened during 1999. Ground was broke on a new sales location in Lafayette, Louisiana, which is designed to replace the existing facility in that market, and should be completed in the second half of 2000.

  Acme's advertising efforts continued to focus on brand awareness and the desirability of brick over other materials. Television commercials featured Troy Aikman and Pat Summerall touting Acme Brick and its commitment to the Troy Aikman Foundation that provides support for needy children.

                                    (Page 5)
===============================================================================

  Emphasis on manufacturing cost control is very important in maintaining gross profit margins. Fuel for firing brick is a major expense in the production process and is used in all kilns. Two strategies have been put in place to control gas costs, including the acquisition of additional supply sources for plants. Currently, almost 75% of the company's productive capacity has an alternative physical gas supply available.

  Performance in the area of safety continues to be excellent. In November
1999, the employees of the Kanopolis, Kansas, plant celebrated a record milestone: twenty-five years without a lost-time accident. By the end of 2000, it is anticipated that five additional plants will have operated without a lost-time accident for more than ten years. Further, the entire production department (all facilities) went 559 days without a lost-time accident-more than a year and a half.

  Extremely competitive market conditions continued for American Tile Supply in 1999 as the available supply of ceramic tile outstripped the growing demand. In spite of these market conditions, sales were at record levels, aided by the effect of the new stores opened in 1998 and 1999 netted against the operations closed during the year. The most significant gains occurred at the North Houston store followed by the growth in Natural Stone sales. In an effort to eliminate unprofitable stores, the pool tile operations and a tile outlet store, both located in Dallas, were closed. Eliminating these sites will allow the company to better focus on its core business and improve profitability. The new store in Little Rock, Arkansas, enclosed in the Acme Brick Company facility, has made progress during its first year in operation and is expected to be a solid contributor.

  In an effort to improve efficiency and reduce operating costs, the central warehouse in Dallas was reconfigured to better utilize the available space, eliminate unnecessary product movement, and vacate unnecessary warehouse space. The reconfiguration was completed in December and the benefits should be realized during 2000.

  After aggressively expanding American Tile Supply's physical presence during the past few years, efforts in 2000 will be focused on increasing revenues and profits per store and improving operational efficiencies.

  As with Acme Brick Company and American Tile Supply, sales at Featherlite Building Products Corporation were at record levels in 1999. Efforts to meet the increased demand for our products included adding second shifts at selected plants and purchasing block from other manufacturers to sell to customers. In Dallas, additional employee training enabled that plant to begin double shifting, producing a record 9.5 million block in 1999, with the capability to manufacture over 11 million block in 2000.

                                    (Page 6)
===============================================================================

(Picture of ceramic tile and glass block.)

===============================================================================

(Picture of concrete block.)

===============================================================================

  At Texas Quarries, Featherlite's cut limestone division, the addition of a second saw and crane system enabled the mill to produce an additional 3,000 tons of chopped and patio stone. The products offered by this operation are exceptional. To perpetuate and expand this business, the company has entered into real estate contracts to secure additional raw material reserves that should provide quality stone for over 25 additional years.

  A major capital project was undertaken at Featherlite's Converse plant, located near San Antonio, Texas. Approximately $4.5 million has been spent on a new line that commenced operations in January 2000. Once fully operational, this expansion should allow that location to produce an additional six million block annually.

  Demand for concrete products remains high entering the new millennium. To better serve customers, ongoing research is finding ways to increase output through existing facilities, as well as looking at adding additional plants where the returns justify the investment.

  Beginning in August 1999, a project to combine the administrative functions of Acme Brick Company, Featherlite Building Products, and Texas Quarries was undertaken. This project began with a new organizational structure, which focused on combining the Acme and Featherlite businesses in smaller markets where such actions were strategically advantageous.

  A significant amount of effort was then invested to incorporate the information requirements of Featherlite and Texas Quarries into Acme's systems. Since January 1, 2000, all Featherlite and Texas Quarries processing has occurred on the same system. This consolidation was made to reduce redundant costs and to capitalize on the combined selling efforts each organization has put forth.

  Attention continues to be focused on long-term strategic initiatives. These efforts include identifying and acting on sales growth opportunities within the Southwest. As product offerings have expanded, it has become necessary to relocate certain sales facilities in an effort to increase revenue. This multi-year effort will continue into 2000. Prospects for another outstanding year for Acme Building Brands appear very good.

                                    (Page 9)
===============================================================================

(Picture of western boots.)

         REORGANIZED FOR GROWTH, GREATER EFFICIENCY, AND PROFITABILITY.

===============================================================================

REPORT ON OPERATIONS

JUSTIN BRANDS

  Justin Industries' Footwear division, renamed Justin Brands in 1999, has made many changes entering the new millennium. Several strategic initiatives have been identified to reverse the decline of the last few years and to expand upon the rich heritage of Justin, Tony Lama, Nocona, and Chippewa to grow the business and enhance shareholder value.

  The "new look," Justin Brands' strategic plan for growth and increased profits, has created an optimistic outlook for 2000. Initiatives such as plant closures and reductions in general and administrative expenses through consolidation of such functions as purchasing, scheduling, engineering, product development, and customer service led to improvements during the fourth quarter of 1999.

  Resources spent in the first half of 1999 correcting problems related to computer systems have now begun to produce benefits. Purchasing can now centrally procure raw materials, while working with vendors to obtain "just in time" inventories. Inventories are now maintained and controlled at a central location. Production scheduling can now more readily take advantage of the best facility to schedule product and improve reaction time to meet customers' requirements. Finished goods inventories have been consolidated in one location as both the El Paso, Texas, and Nocona, Texas, warehouses were closed in 1999.

  Strategic plan initiatives for Justin Brands related to new marketing philosophies include:

    * expanded price points
    * new channels of distribution
    * global sourcing
    * e-commerce capabilities
    * identifying clear market niches by brand, thereby reducing duplications in finished goods and raw materials while eliminating internal competition

  Justin Boot Company is the largest of the company's footwear operations. Over the last few years, Justin Boot has diversified its footwear offerings to complement its higher-priced western boots. This diversification program has produced positive results. The most prominent example of this success has been the "Justin Original Workboot." This product was introduced in mid-1997 and has grown to be a $30 million annual business, with prospects for future gains. Consumers like the attractive styling, ultra-durable construction, and unique comfort system. Justin introduced the "Classic Boot Collection" line in early 1999. Manufactured in Mexico under strict quality-control guidelines, this all-leather product offers customers a great boot at under $100 retail. Results for the first year of this product offering were very good.

                                    (Page 11)
===============================================================================

(Picture of Justin workboots.)

===============================================================================

  Justin Boot developed the "Basics" line in late 1999 for introduction in 2000. The new entry-level price point boot, utilizing a combination of synthetic materials and leather, enables Justin to attract even more consumers. This new product increases total market share, and its higher margins will raise profitability. The "Basics" are something new for the retailers to get excited about. The "Basics" entry-level price points will also aid in taking advantage of the resurgence of women's fashions as they are reintroduced in western footwear.

  Growth in demand for casual lifestyle products has led to expansion of the "Chukka" line, with new styles introduced early in 1999. These products live up to the Justin tradition for western-flavored footwear and deliver what consumers expect.

  Tony Lama Company, the most recognized brand name in western footwear, introduced new boot collections, many addressing competitive price points in 1999. These products have been very well received by retailers and consumers. The "Value Line" is a collection of classic Tony Lama, all-leather styles manufactured in Mexico facilities. With the "Value Line," consumers can enjoy Tony Lama quality, fit, and traditional western styling at new, popular price points.

  In providing authentic imaging to the western lifestyle, Tony Lama will expand the "Buckaroo" line to take advantage of a niche opened up by competitors. Known for its exotic footwear, Tony Lama has developed the "Exotic Stockman" for the year 2000, which is an extension of the basic "Stockman" line. These two categories are expected to provide growth in 2000.

  Further enhancing the growth potential of the Tony Lama name, the company will intensify efforts to merchandise and market product in the "Horseman Collection," "Western Work," and "Kids" lines. Solid growth is projected in each of these areas in 2000.

  Tony Lama's factory in El Paso, Texas, was reorganized in 1999. The production facility now produces products for Nocona and Chippewa, along with Tony Lama. Overhead costs per pair should decline with the increased production, allowing margins to improve.

  Tony Lama is recognized by consumers as a high-quality western boot and efforts to improve quality have been very successful. The dedication to better quality has resulted in much lower factory defective rates and increased customer acceptance and satisfaction. Refocusing on the "cowboy boot" heritage has been positively received in the marketplace and these efforts will be strengthened in 2000.

  Nocona Boot Company continues to be recognized as the brand in the western industry specializing in fit. "When your fit is as individual as you are" is the phrase understood and appreciated by retailers and consumers alike.

                                    (Page 13)
===============================================================================

  Nocona will continue to expand its unique concept shops, or Fit Centers, in selected stores throughout the nation. The Nocona Fit Center offers very personalized service. The retailer assists the consumer by helping them determine the proper size and width before they make a selection of the leather, color, toe, or heel. This personalized service is appreciated by the consumer. Once the consumer is properly fitted and is wearing the correct size in boots, the ultimate winner is the retailer as they retain that happy customer for the future.

  Nocona, along with Justin, is developing an exciting new product for distribution into additional channels. The classic, western-influenced gentlemen's products of traditional styling will be marketed to department stores. It is anticipated that these conservative-styled dress boots will appeal to a broader consumer group.

  Chippewa Shoe Company realized modest revenue gains in 1999. Two popular products, snakeproof and motorcycle boots will be instrumental in generating revenue and operating profits in 2000.

  In the third quarter of 1999, Chippewa launched advertising and promotional programs in the Northeast, which yielded positive results. By developing regional campaigns tied to seasonal events and product in demand in different regions, Chippewa can use its advertising funds to create the biggest return. These regional campaigns will address the strength that Chippewa is known for-ruggedly styled, highly functional, durable footwear to meet the needs of the outdoor lifestyle. Snakeproof and motorcycle boots will be addressed in 2000 in regional advertising programs, along with heavy lug and work-related footwear and insulated boots, which are popular in New England and Midwestern styling.

  After five years of declining unit shipments and revenues, Justin Brands reversed the trends in 1999. Computer problems encountered in late 1998 and 1999 have been resolved and strategic initiatives to improve the business are in various stages of successful implementation. The future looks better for these businesses as the new millennium begins.

                                    (Page 14)
===============================================================================

(Picture of Chippewa boots.)

===============================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

                             1999 COMPARED WITH 1998

  Justin Industries posted significant gains in 1999 in both revenues and earnings, before special charges. For the first time ever, revenues topped one-half billion dollars, up 12.1% over 1998, and net income, before special charges, increased 37.3% to $36.5 million, also a new all-time high. Consolidated net income, including special charges, was $28.3 million in 1999 and $26.5 million in 1998.

  Acme Building Brands was responsible for both the revenue and earnings gains in 1999 generating $67.1 million in operating profit, an increase of 33.7% over 1998. Although preliminary statistics indicate a 4% drop in housing starts in 1999 compared to 1998, residential and commercial construction demand continued to surpass the industry's available supply of brick in Acme's six-state market area. This environment provided the opportunity for higher sales volumes and prices.

  Justin Brands did not meet expectations in 1999 as 1998's fourth quarter computer problems carried over into the first quarter of 1999, hampering shipments early in the year and causing higher than expected operating expenses throughout the year. Operating losses in 1999, before special charges, totaled $3.7 million compared to $.5 million in 1998. In an effort to improve operating results, Justin Brands devised an aggressive, new strategic plan during mid-1999 resulting in realignment of brand and product niches, closure of two of its five manufacturing locations, and consolidation of certain administrative functions. As a result, special charges associated with implementation of the plan totaling $12.5 million ($8.1 million after tax) were recognized during the third quarter of 1999.

(Graph - Net Sales by Line of Business)

NET SALES

  ACME BUILDING BRANDS - Sales generated by Acme Building Brands' operating units in 1999, representing 67.9% of consolidated net sales, increased 19.9% over 1998.

                                    (Page 16)
===============================================================================

  Acme Brick Company, Featherlite Building Products, and American Tile Supply posted sales increases of 23.4%, 15.9%, and 7.4%, respectively. Acme Brick Company, contributing 71.4% of this segment's total revenues, continued to outpace the record-setting performance it reported in 1998; and for the first time ever, Acme shipped over 1 billion brick. While brick units shipped rose 16.8%, the strong construction market also supported 6.9% higher average brick selling prices. Brick plants purchased in January and June 1999 added 9% to brick capacity in 1999 while the reduction of inventory levels also provided product to support higher sales volumes. Acme's total annual brick capacity at year-end 1999, including its newly constructed plant in central Texas, is approximately 1.04 billion brick. Acme's purchased-products business also realized strong growth in 1999 with a 14.6% increase in sales over 1998. Although economists are again predicting slightly lower housing starts in 2000, all signs point to a strong 2000 for Acme Brick Company: brick backlogs at the end of 1999 are at a record high, additional brick capacity of 9% will be realized in 2000 due to the late-1999 completion of the new central Texas brick plant and the plant acquisitions made during 1999, and year-end brick pricing was the highest of the year.

  Although manufacturing capacity constraints were felt in 1999, Featherlite recorded a strong year driven by an increase of 32.7% in block units sold, while average block pricing remained unchanged. Featherlite's sales of purchased products increased 8.1% and revenues in the cut limestone division, Texas Quarries, increased 2.7%. With the completion of a new block plant in early 2000, Featherlite is poised for continued future growth.

  American Tile's sales increases were attributable primarily to two new tile showrooms added during 1999 and a new tile showroom and marble slab operation that opened in mid-1998. No new locations are slated for 2000 as the company's new management plans to focus on increasing sales at existing locations and reducing operating costs.

  JUSTIN BRANDS - Net sales for Justin Brands, 32.1% of 1999 consolidated sales, increased just over 1% to $163.4 million in 1999.

  All major product categories, except Nocona, which declined slightly, realized increases in net sales of 2% to 4% in 1999. While more units were sold in the non-western product category in 1999, including the "Justin Original Workboot," "Sport Lace-R," "Chukkas," and Chippewa products, these product lines accounted for a slightly smaller percentage of total units sold, as new, lower-price-point western products were brought to market in 1999, increasing total units sold. During the fourth quarter of 1999, the company sold approximately one-half of the finished goods inventories that were written down with a special $7 million charge in the third quarter of 1999. These inventories were not aligned with the company's new strategic initiatives and were sold at discounted prices well below normal wholesale. The remaining written-down inventories are scheduled for an orderly liquidation during the first half of 2000. Excluding the effect of these 1999 liquidation sales, units sold increased 3.3% and average selling prices declined 3.5% over 1998, primarily due to the 1999 introduction of new, lower-price-point products. As the company continues to work toward expanding its market share of lower-price-point products, management expects the change in product mix experienced in 1999 will continue into 2000.

  During the last quarter of 1998 and the first quarter of 1999, normal shipping processes were hampered due to previously reported computer problems that impacted Justin Brands' revenues by an estimated $10 million and $5 million, respectively. The closure of two manufacturing plants during 1999, resulting in a restructuring charge in the third quarter, is not expected to affect future revenues as these manufacturing requirements were consolidated into other larger plants.

(Graph - Net Income)

GROSS PROFIT

  The consolidated gross profit margin in 1999, before Footwear's special inventory write-down, was 38.3% compared to 36.3% in 1998.

  Both segments realized improved margins; however, Acme Building Brands contributed over 90% of the total improvement in gross profit. This segment had gross profit margins of 42.7% in 1999 compared to 41.1% in 1998. Although the increase in number of units shipped was a positive factor in improved gross profits realized by Acme, higher average brick selling prices provided over half of Acme Building Brands' improvement. Margins in 2000 are expected to increase further for this segment, if residential and commercial construction in Acme's markets remains strong, as year-end brick selling prices were 4.9% higher than 1999's average selling prices. In addition, two brick plants purchased during 1999, and new brick and block plants completed at the end of 1999, will provide additional manufacturing capacity to support higher sales volumes.

  Justin Brands' margins, before the special inventory write-down, improved by
1.4 percentage points to 29.0% as Chippewa production problems and unfavorable raw material market conditions experienced in 1998 improved in 1999. Footwear's special inventory write-down of $7 million was charged to cost of sales during the third quarter of 1999. Margins are also expected to improve in 2000 for Justin Brands as excess manufacturing capacity was reduced in 1999 by closing two plants, and 2000 is expected to yield increasing sales of new purchased products that provide higher margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

  Consolidated selling, general, and administrative expense was up 17.1%, including the restructuring charge, in 1999 over 1998. As a percentage of sales, these costs were 28.1% in 1999, (27% before special charges), and 26.9% in 1998. Acme Building Brands incurred an increase of 13% in these expenses while Justin Brands' costs rose 25%. Acme Building Brands' increase is reflective of its increased sales, costs incurred related to several new sales locations in 1999, and expenses associated with consolidation of Featherlite's administrative operations with those of Acme Brick Company at year-end 1999. The consolidation of Featherlite's back-office operations is expected to reduce operating costs in 2000 and afford other operational synergies within Acme Building Brands. Justin Brands' increased expenses were primarily due to information technology costs incurred during the first half of 1999 and higher warehousing costs, both related to computer problems that have been resolved. These costs are expected to normalize in 2000.

                                    (Page 17)
===============================================================================

RESTRUCTURING CHARGE AND SPECIAL INVENTORY WRITE-DOWN

  During mid-1999, Justin Brands adopted new strategic initiatives aimed at stimulating growth and returning to profitability. As a result, two manufacturing facilities were targeted to be closed and other administrative consolidations were planned resulting in recognition of a restructuring charge of $5.5 million during the third quarter of 1999. The restructuring charge consisted primarily of termination benefits for 280 plant and administrative employees and impairments realized on facilities closed. Note 8 to the Consolidated Financial Statements on page 31 further describes the components of the restructuring charge and the subsequent changes in the accrual during 1999. These plant closings and terminations were completed during the third and fourth quarters of 1999. Management estimates that closing these two plants and moving production to other facilities will not affect future revenues, but will improve gross profit in 2000 in the first through fourth quarters by $60,000, $280,000, $430,000, and $430,000, respectively, including an associated reduction in depreciation of $29,000 each quarter. In addition, consolidation of other administrative operations is estimated to save $345,000 in each quarter of 2000, including a $54,000 quarterly reduction in amortization expense. The remaining accrual related to the restructuring charge will be paid primarily in the first and second quarters of 2000. The Company expects to sell real property, included in related impaired assets, during the first half of 2000.

  As part of the new initiatives, brand and product niches were analyzed and realigned. These realignments necessitated a critical review of on-hand inventories resulting in a write-down of inventories totaling $7 million during the third quarter of 1999. As of December 31, 1999, the Company had disposed of approximately 54% of the total pair that were written down. The Company plans to dispose of the remaining pair and raw materials during the first half of 2000.

(Graph - Interest-Bearing Debt)

INTEREST EXPENSE

  Interest expense in 1999 was $1.2 million, after capitalization of $1.4 million related to new plants under construction, compared to $1.8 million in 1998. Average debt outstanding was $15.9 million higher in 1999, and effective interest rates during 1999 were slightly lower. Based on average month-end borrowings outstanding, the average effective interest rate was 5% in 1999 and 5.1% in 1998. Note 5 to the Consolidated Financial Statements on page 28 describes the Company's borrowing arrangements.

PROVISION FOR INCOME TAXES

  Income tax expense, as a percentage of pre-tax income, was 35.2% in 1999 and 35.4% in 1998. The federal statutory rate was 35% for both years. See Note 9 to the Consolidated Financial Statements on page 31 for a reconciliation of the actual tax rate to the federal statutory tax rate, and other information relating to income taxes.

ACQUISITIONS AND DISPOSITIONS

  In early January 1999, Acme Brick Company acquired the assets of Texas Clay Industries, a division of Temtex Industries, Inc. The total purchase price was approximately $13.3 million. The assets acquired consisted of approximately $1.2 million in accounts receivable; $.9 million in inventory and supplies; and $11.2 million in land, buildings, and equipment related to one brick plant and associated clay reserves in Malakoff, Texas, approximately 70 miles southeast of the Fort Worth/Dallas metroplex area. Sales generated by this plant in 1998 approximated $11.7 million, which are considered immaterial to consolidated operations. The plant added about 7% to Acme's annual production capacity.

  Effective June 30, 1999, Acme Brick Company acquired Eureka Brick and Tile. The total purchase price for this operation was approximately $11.1 million.
The assets acquired consisted of approximately $1 million in accounts receivable; $1.3 million in inventory and supplies; $.9 million in other assets; and $7.9 million in land, buildings, and equipment related to one brick plant and associated clay reserves in Clarksville, Arkansas, about 60 miles east of Fort Smith and about 100 miles from Little Rock. Sales generated by this plant prior to acquisition are considered immaterial to consolidated operations. The plant added about 5% to Acme's annual production capacity.

  Effective December 31, 1998, the Company sold its evaporative cooler business, Tradewinds Technologies, Inc., for approximately $3.2 million. Tradewinds' sales in 1998 were $3.7 million.

                                    (Page 18)
===============================================================================

                             1998 COMPARED WITH 1997

  Consolidated net sales of $454.8 million in 1998 were 3.4% greater than those of 1997. In comparing 1998 to 1997, sales and profitability declines in the Company's Footwear operations were offset by gains in Acme Building Brands as residential construction activity in the Company's markets increased in 1998 over 1997. Net income in 1998 of $26.5 million improved 1% over 1997. The Company's Footwear operations incurred an operating loss in 1998 due to lost sales and additional expenses connected with problems in the implementation of new computer systems.

NET SALES

  ACME BUILDING BRANDS - Acme Building Brands revenues in 1998 were $292.7 million, an increase of 10.3% over 1997. Sales of Acme's brick products comprise over one-half of Acme Building Brands 1998 revenues. In 1998, unit brick shipments increased 9.3% over those in 1997. Residential housing starts in markets served by Acme increased approximately 20% in 1998 from 1997 levels. Average brick selling prices in 1998 were 4.2% above those of 1997. Acme's sales of products purchased for resale in 1998 were 12.2% greater than in 1997 as sales of tile and related products reached record highs for Acme. Revenues at American Tile Supply grew 1.6% in 1998 over 1997.

  Revenues for Featherlite in 1998 were 6.3% higher than in 1997. Unit sales were 10.1% greater than in 1997. The average selling price in 1998 was 1% more than in 1997. While block unit sales and pricing in 1997 were up 1% and 3.4%, respectively, a reduction in sales of purchased products offset much of the gain in block revenues. Featherlite's cut limestone division, Texas Quarries, realized revenue gains of 3.6% in 1998 over 1997.

  Sales at Tradewinds Technologies, Inc. were $3.7 million and $3.3 million in 1998 and 1997, respectively. Tradewinds was sold on December 31, 1998.

  JUSTIN BRANDS - Justin Brands' net sales in 1998 of $162.1 million were 7.1% below 1997 revenues of $174.5 million. Unit shipments of footwear products in 1998 were 4% less than in 1997, while the average price fell approximately 4.1% due to product mix changes as wholesale prices were higher in 1998 than in 1997. Increased sales of lower-priced, non-western footwear resulted in the lower overall 1998 selling prices. As the popularity of western footwear declined, the Company intensified its efforts in developing non-western lines. These categories include the "Justin Original Workboot," "Sport Lace-R," and "Chukkas," as well as Chippewa products. In 1998, these generally lower-priced products accounted for approximately 40% of unit shipments.

GROSS PROFIT

  The consolidated gross profit margin declined slightly in 1998 to 36.3% compared to 36.6% in 1997.

  Gross profit margins at Acme Building Brands were 41.1% in 1998 and 41.2% in 1997. Increased volume and higher prices produced improvements in Acme Brick's gross profit margins in 1998. Gross profit margins in both Featherlite and American Tile Supply declined slightly in 1998 from 1997 levels. Featherlite's lower margins were due to start-up costs associated with its new Dallas plant and lower margins in the cut limestone operations due to product mix.

  Justin Brands gross profit margins in 1998 were 27.6% compared to 29.6% in 1997. Reduced volume in 1998 adversely affected margins. In addition, gross profit margins were impacted early in the year by production problems associated with manufacturing Chippewa products and write-downs of certain raw materials due to market conditions.

(Graph - Capital Expenditures)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

  Selling, general, and administrative expenses as a percentage of sales was 26.9% in 1998 and 1997. The absence of any significant variance from 1997 to 1998 resulted from reductions in advertising expenses in the footwear operations offset by expenses incurred due to its computer problems. Expenses in 1997 included approximately $600,000 in litigation costs incurred in successfully defending a class-action lawsuit involving Tradewinds.

INTEREST EXPENSE

  Interest expense in 1998 was $1.80 million compared to $1.77 million in 1997. There was very little change in average debt outstanding and effective interest rates during these periods. Based on average month-end borrowings outstanding, the average effective interest rate was 5.1% in 1998 and 1997.

PROVISION FOR INCOME TAXES

  Income tax expense, as a percentage of pre-tax income, was 35.4% in 1998 and 1997. The federal statutory rate was 35% for both years. See Note 9 to the Consolidated Financial Statements on page 31 for a reconciliation of the actual tax rate to the federal statutory tax rate, and other information relating to income taxes.

                                    (Page 19)
===============================================================================

FINANCIAL CONDITION

CASH FLOW AND LIQUIDITY

  Net cash provided by operating activities increased significantly in 1999 to $70.9 million compared to $46.3 million in 1998 and $46.4 million in 1997. Most of the increase in 1999 was attributable to increased earnings in Acme Building Brands' businesses coupled with a reduction in inventory levels at both Acme Building Brands and Justin Brands. In 1999, the Company invested $53.6 million in fixed assets additions, 95% of which was spent in the building materials segment. Approximately $19 million of this amount was used to complete a new $25 million molded brick plant near Austin, Texas. This plant will increase brick manufacturing capacity in 2000 by more than 6%. Featherlite also constructed a new block plant in San Antonio, Texas, in 1999 at a cost of approximately $5 million. Also in 1999, Acme Brick Company made two acquisitions of existing brick plants and related working capital for a total cost of $20.9 million. These plants added about 9% to brick manufacturing capacity in 1999 and will contribute an additional 3% in 2000 as both plants will be included for a full year in 2000. In 1998, $30.3 million was spent for fixed asset additions, primarily in Acme Building Brands operations, to expand production capacity and add or upgrade sales distribution facilities. The Company purchased 935,200 shares of its stock in 1999, 195,900 shares in 1998, and 231,700 shares in 1997 at an average cost of $11, $13, and $11 per share, respectively. The Company may purchase up to an additional 2 million shares of stock pursuant to Board of Directors' authorization. The treasury stock purchases in 1999 increased fully diluted earnings per share by $.02 or less than 2%.

  Dividends declared in 1999 and 1998 were $.20 per share compared to $.18 in 1997.

  Operations provide the Company's primary source of cash. In addition, the Company has credit facilities available from commercial banks. The Company believes that its borrowing arrangements are adequate to support its requirements for the foreseeable future. Unused lines of credit available to the Company at December 31, 1999 totaled $53 million.

(Graph - Book Value Per Share)

CAPITAL RESOURCES AND FINANCIAL CONDITION

  During 1999 and 1998, the Company was able to expand its business and maintain a strong balance sheet. The Balance Sheet Trends table on page 21 presents the percentage relationship of the major asset, liability, and equity accounts. In 1999, total assets increased 9.2% compared to 1998's increase of approximately 5.5%. Working capital at year-end 1999 was $157.5 million, a decrease of 10.4% from 1998. This decrease was primarily related to reduced inventory levels.
The current ratio at December 31, 1999 was 3.4 to 1, and shareholders' equity grew 5.3% to $308.2 million ($12.04 a share). Total interest-bearing debt of $43.8 million was $13 million higher than at year-end 1998; however, borrowings were only 14.2% of shareholders' equity, at December 31, 1999. Acme Building Brands had contractual obligations amounting to $9.3 million at December 31, 1999, to fund completion of the new central Texas brick plant; construct a new sales location; purchase trailers, tractors, and forklifts; and acquire other replacement and new robotic manufacturing equipment.

  Acme Building Brands operations are dependent on levels of construction activity that are influenced somewhat by interest rates. Changes in interest rates, therefore, can affect the Company's future earnings prospects.

  Inflation has not had a significant impact on the Company's operations in recent years; however, the Company attempts to recover any cost increases through improvements to its manufacturing processes and through increases in price where competitively feasible.

  The Company completed all Year 2000 readiness work in 1999, and experienced no significant problems.

(Graph - Shareholders' Equity)
                                    (Page 20)
===============================================================================

QUARTERLY FINANCIAL DATA

  The table on page 39, Quarterly Financial Data, presents summarized operating results for each quarter in the two years ended December 31, 1999. The Company's businesses are seasonal in nature, with Acme Building Brands' operations generating greater activity in the second and third quarters and Justin Brands' operations accelerating in the third and fourth quarters. As a result, first-quarter earnings are generally the lowest and fourth-quarter earnings the highest, which was the case in 1999 excluding special charges. Quarterly net income in 1999, excluding special charges, was greater than each of the comparable quarters of the prior year. Earnings in the third quarter of 1999 were impacted by the restructuring charge and special inventory write-down, as further described on page 18. Earnings for the fourth quarter of 1998 were negatively impacted because of the effects of problems previously reported in new computer systems causing a significant shortfall in Footwear's shipments during the quarter. Management estimates that sales were impacted by almost $10 million during the quarter and net income was negatively affected by approximately $2.3 million, or $.09 per share on a diluted basis. These same problems continued into the first quarter of 1999 resulting in an estimated sales shortfall of $5 million.

BACKLOGS

  The Company maintains information on sales backlogs in order to plan for future production levels and to project sales volume. At December 31, 1999, the backlog for Acme brick was $72.7 million, compared with $46.5 million at year-end 1998. The sales backlog for Footwear products at year-end 1999 was $3.5 million, compared with $9 million in 1998. Footwear backlogs a year-end 1998 were abnormally high because of computer system-related shipment problems late in the year.

SAFE HABOR PROVISIONS

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


BALANCE SHEET TRENDS
Percent of Total Assets

ASSETS:                   1999    1998    1997    1996   1995
--------------------------------------------------------------
  Receivables              19%     20%     19%     22%     21%
  Inventories              28      34      38      36      42
  Property, plant,         40      31      29      29      26
    and equipment
  All other assets         13      15      14      13      11
                         -----   -----   -----   -----   -----
                          100%    100%    100%    100%    100%
                         =====   =====   =====   =====   =====

LIABILITIES AND EQUITY:
--------------------------------------------------------------
  Interest-bearing debt    10%      8%      8%     12%     19%
  All other liabilities    19      18      19      18      18
  Equity                   71      74      73      70      63
                         -----   -----   -----   -----   -----
                          100%    100%    100%    100%    100%



OPERATING TRENDS
Percent of Net Sales

                          1999      1998      1997      1996      1995
-----------------------------------------------------------------------
Net sales                100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales             63.1      63.7      63.4      65.4      65.2
                         ------    ------    ------    ------    ------
Gross profit              36.9      36.3      36.6      34.6      34.8
Operating expenses        28.1      26.9      26.9      25.7      25.0
Interest                    .2        .4        .4        .7       1.1
Income taxes               3.0       3.2       3.3       3.0       3.1
                         ------    ------    ------    ------    ------
Net income                 5.6%      5.8%      6.0%      5.2%      5.6%
                         ======    ======    ======    ======    ======


See Management's Discussion and Analysis for information regarding factors affecting operating results for the fourth quarter of 1998 and the first and third quarters of 1999. Excluding special changes discussed herein, net income in 1999 was 7.1% of net sales.

                                   (Page 21)
===============================================================================

FIVE-YEAR ANALYSIS OF SALES AND OPERATING PROFIT BY PRODUCT LINES
In thousands of dollars

                                    1999                 1998                 1997                 1996                 1995
                             ------------------   ------------------   ------------------   ------------------   ------------------
                              Amount   Percent     Amount   Percent     Amount   Percent     Amount   Percent     Amount   Percent
-----------------------------------------------------------------------------------------------------------------------------------
Building Materials:
  Net sales                  $346,377     68%     $292,726     64%     $265,313     60%     $261,315     58%     $240,094     52%
  Operating profit             67,107    132        48,932    101        43,245     90        44,233     97        42,107     82
Footwear:
  Net sales                   163,434     32       162,085     36       174,474     40       186,457     42       221,354     48
  Operating profit (loss)     (16,258)*  (32)         (524)    (1)        4,795     10         1,591      3         9,234     18
 ---------------------------------------------------------------------------------------------------------------------------------
Totals:
  Net sales                  $509,811    100%     $454,811    100%     $439,787    100%     $ 47,772    100%     $461,448    100%
  Operating profit           $ 50,849 *  100%     $ 48,408    100%     $ 48,040    100%     $ 45,824    100%     $ 51,341    100%
Less interest and parent
    company operations          7,113                7,327                7,293                9,202               11,137
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes   $ 43,736 *           $ 41,081             $ 40,747             $ 36,622             $ 40,204
----------------------------------------------------------------------------------------------------------------------------------

* After deducting special charges of $12,545,000 resulting from implementattion of strategic initiatives in Footwear operations

See Management's Discussion and Analysis for information regarding factors affecting operating results for the fourth quarter of 1998 and the first and third quarters of 1999.

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

                                   (Page 22)
===============================================================================
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET
In Thousands of Dollars, Except Share Data, at December 31,

                                                          1999       1998
---------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------
Current Assets:
 Cash                                                  $  5,720   $  5,100
 Accounts receivable, less allowance for doubtful
   accounts of $3,203 and $3,534, respectively           83,988     80,155
 Inventories                                            120,340    136,575
 Federal and state income taxes                          10,113      7,093
 Prepaid expenses                                         2,488      2,472
---------------------------------------------------------------------------
   Total current assets                                 222,649    231,395
Other assets, at cost                                    35,427     40,766
Assets held for sale                                      2,797      2,809
Property, plant, and equipment, at cost:
 Land                                                    23,688     20,704
 Buildings and equipment                                334,947    277,134
 Construction in progress                                13,639     10,913
---------------------------------------------------------------------------
                                                        372,274    308,751
 Less accumulated depreciation                          199,840    186,829
---------------------------------------------------------------------------
   Net property, plant, and equipment                   172,434    121,922
---------------------------------------------------------------------------
                                                       $433,307   $396,892
===========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------
Current liabilites:
 Notes payable to banks                                $  4,000   $      -
 Trade accounts payable                                  21,976     18,925
 Accrued payroll items                                   15,568     12,132
 Accrued insurance                                        7,551     10,449
 Accrued state and local taxes                            3,438      3,065
 Other accrued expenses                                  11,316      9,612
 Dividends payable                                        1,285      1,317
---------------------------------------------------------------------------
   Total current liabilities                             65,134     55,500
Long-term debt                                           39,750     30,750
Deferred income taxes                                    20,243     18,074
Shareholders' equity:
 Voting preferred stock, $2.50 par value;
  1,000,000 shares authorized-
    Series Two convertible, 100 shares issued
      and outstanding                                         -          -
 Common stock, $2.50 par value; 100,000,000
  shares authorized, 27,939,888 shares issued            69,849     69,674
 Capital in excess of par value                          16,822     15,685
 Retained earnings                                      247,133    223,915
 Unearned compensations                                  (1,140)         -
 Treasury stock, at cost, 2,267,616 and
  1,565,736 shares, respectively                        (24,484)   (16,706)
---------------------------------------------------------------------------
   Total shareholders' equity                           308,180    292,568
---------------------------------------------------------------------------
                                                       $433,307   $396,892
===========================================================================

See accompanying notes.

                                   (Page 23)
===============================================================================

CONSOLIDATED STATEMENT OF INCOME

In Thousands of Dollars, Except per Share Data, for Years Ending December 31,


                                                   1999       1998       1997
-------------------------------------------------------------------------------
Net sales                                        $509,811   $454,811   $439,787
Costs of goods sold:
 Cost of goods sold                               314,504    289,591    278,769
 Footwear special inventory write-down              7,024          -          -
-------------------------------------------------------------------------------
       Total cost of goods sold                   321,528    289,591    278,769
-------------------------------------------------------------------------------
Gross profit                                      188,283    165,220    161,018
Selling, general, and administrative expenses     137,786    122,339    118,505
Footwear restructuring charge                       5,521          -          -
-------------------------------------------------------------------------------
Income before interest expense and income taxes    44,976     42,881     42,513
Interest expense                                    1,240      1,800      1,766
-------------------------------------------------------------------------------
Income before income taxes                         43,736     41,081     40,747
Income taxes                                       15,410     14,539     14,424
-------------------------------------------------------------------------------
Net income                                       $ 28,326   $ 26,542   $ 26,323
===============================================================================
Basic earnings per share                         $   1.11   $   1.01   $   1.00
===============================================================================
Diluted earnings per share                       $   1.10   $   1.00   $    .99
===============================================================================

  See accompanying notes.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
In Thousands of Dollars, Except Share Data, for Years Ending on
December 31, 1999, 1998 and 1997

                                                                              Capital in                Unearned
                                                     Preferred     Common     excess of    Retained     compen-     Treasury
                                                       stock       stock      par value    earnings     sation        stock
-----------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1997                               $     -     $ 69,674     $ 16,477    $181,068     $     -     $(14,363)
-----------------------------------------------------------------------------------------------------------------------------
Purchase of 231,700 shares of stock for treasury            -            -            -           -           -       (2,562)
Issuance of 157,585 shares of stock from treasury
  upon exercise of stock options                            -            -         (437)          -           -        1,546
Net income                                                  -            -            -      26,323           -            -
Cash dividends declared -- $.18 per share                   -            -            -      (4,746)          -            -
-----------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                             $     -     $ 69,674     $ 16,040    $202,645     $     -     $(15,379)
-----------------------------------------------------------------------------------------------------------------------------
Purchase of 195,900 shares of stock for treasury            -            -            -           -           -       (2,558)
Issuance of 121,079 shares of stock from treasury
  upon exercise of stock options                            -            -         (355)          -           -        1,231
Net income                                                  -            -            -      26,542           -            -
Cash dividends declared -- $.20 per share                   -            -            -      (5,272)          -            -
-----------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                             $     -     $ 69,674     $ 15,685    $223,915     $     -     $(16,706)
-----------------------------------------------------------------------------------------------------------------------------
Purchase of 935,200 shares of stock for treasury            -            -            -           -           -      (10,166)
Issuance of 233,320 shares of stock from treasury
  upon exercise of stock options                            -            -         (362)          -           -        2,388
Issuance of restricted common stock                         -          175        1,010           -      (1,185)           -
Amortization of unearned compensation                       -            -            -           -          45            -
Non-cash compensation                                       -            -          489           -           -            -
Net income                                                  -            -            -      28,326           -            -
Cash dividends declared -- $.20 per share                   -            -            -      (5,108)          -            -
-----------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                            $      -     $ 69,849     $ 16,822    $247,133     $(1,140)    $(24,484)
=============================================================================================================================

See accompanying notes.

                                   (Page 24)
===============================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS
In Thousands of Dollars for Years Ending on December 31,

                                                                1999        1998         1997
------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                   $ 28,326    $ 26,542     $ 26,323
 Adjustments to reconcile net income to cash provided
     by operating activities:
  Depreciation                                                  19,652      17,619       16,850
  Amortization                                                   2,333       1,215          804
  Provision for losses on accounts receivable                      594       1,349        1,624
  Net periodic pension credit and curtailment gain                (813)       (814)      (1,166)
  Gain on sale of property, plant, and equipment                   (44)       (322)        (280)
  Deferred income taxes                                         (2,372)      2,149        5,518
  Stock-based compensation expense                                 534           -            -
  Footwear special inventory write-down                          7,024           -            -
  Footwear restructuring charge                                  5,521           -            -
  Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable                  (2,176)     (7,791)       5,623
    (Increase) decrease in inventories                          11,309       5,618      (12,209)
    (Increase) decrease in other current assets                   (893)      1,418         (617)
    Increase (decrease) in accounts payable and
      accrued expenses                                           1,883        (683)       3,965
------------------------------------------------------------------------------------------------
         Net cash provided by operating activities              70,878      46,300       46,435

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from the sale of property, plant, and equipment        1,861       1,399          453
 Purchase of property, plant, and equipment                    (53,639)    (30,271)     (21,782)
 (Increase) decrease in other long-term assets                   2,653      (7,351)      (4,662)
 Payment for purchase of businesses, net of cash acquired      (20,852)     (2,134)      (2,073)
------------------------------------------------------------------------------------------------
         Net cash used in investing activities                 (69,977)    (38,357)     (28,064)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings                                                     74,000      50,000       12,000
 Repayment of borrowings                                       (61,000)    (51,000)     (22,535)
 Dividends paid                                                 (5,141)     (5,274)      (4,485)
 Purchase of treasury stock                                    (10,166)     (2,558)      (2,562)
 Proceeds from exercise of stock options                         2,026         876        1,109
------------------------------------------------------------------------------------------------
         Net cash used in financing activities                    (281)     (7,956)     (16,473)
------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                    620         (13)       1,898
Cash at beginning of year                                        5,100       5,113        3,215
------------------------------------------------------------------------------------------------
Cash at end of year                                           $  5,720    $  5,100     $  5,113
================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH INFORMATION:
 Cash paid during the year for:
  Interest, net of capitalized interest                       $  1,240    $  1,805     $  1,884
  Income taxes, net of refunds                                $ 17,534    $ 10,664     $  7,939

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:
 Purchase of businesses:
  Fair value of assets acquired                               $ 24,418    $  2,402     $  5,329
  Cash paid for assets and related costs                       (20,852)     (2,134)      (5,172)
------------------------------------------------------------------------------------------------
    Liabilities assumed                                       $  3,566    $    268     $    157
================================================================================================

See accompanying notes.

                                   (Page 25)
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDING ON DECEMBER 31

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF OPERATIONS. Justin Industries, Inc. (the "Company") is a manufacturing and distribution company whose principal lines of business are 1) building materials, operating under the corporate name Acme Building Brands - including face brick, concrete block, and floor and wall tile, and 2) footwear products, operating under the corporate name Justin Brands, primarily western-style boots. In 1999, revenues in the building materials product lines were 68% of consolidated net sales, and the footwear product lines comprised 32% of the total. Building materials are sold directly through company sales offices primarily in a seven state area consisting of Texas, Oklahoma, Arkansas, Louisiana, Kansas, Missouri, and Tennessee. Approximately 71% of Building Materials' sales are in Texas. Building Materials' sales are dependent upon construction levels within market areas served with face brick sales specifically influenced by housing starts. Footwear products are sold primarily through independent western-wear retailers in the United States, with sales in Texas of approximately 36%.

  PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated upon consolidation. Certain reclassifications have been made in December 31, 1998 and 1997 amounts to conform with the 1999 presentation.

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

                           Buildings10 to 20 years
                           Equipment 3 to 15 years

                                   (Page 26)
===============================================================================

  OTHER ASSETS. Included in other assets in the accompanying balance sheet are trademarks/tradenames; the excess of the acquisition cost over the fair value of the net assets of businesses acquired; and the cost of software purchased and configured for internal use. Trademarks/tradenames and the excess of the acquisition cost over the fair value of the net assets of businesses acquired are amortized on a straight-line basis ranging from 20 to 40 years. The cost of software purchased and configured for internal use is amortized on a straight-line basis over eight years. This software consists primarily of Enterprise Resource Planning systems for the Footwear segment that began operation in the fourth quarter of 1998 and payroll/human resources systems utilized by all the Company's operations placed in service in January 1999.

  ASSETS HELD FOR SALE. Assets held for sale are carried at the lower of cost or fair value less cost to sell, and relate primarily to raw land located near Austin, Texas, that is being marketed by third parties on behalf of the Company.

  REVENUE RECOGNITION. Revenue from sale of products is recognized upon passage of title to the customer, which coincides with physical delivery and acceptance.

  ADVERTISING. The Company's policy is to expense advertising costs as incurred. Total advertising expense for the years ended December 31, 1999, 1998, and 1997 was $13,646,000, $14,849,000, and $18,073,000, respectively.

  PENSION AND EMPLOYEE BENEFIT PLANS. The Company and its subsidiaries have pension plans for the benefit of nearly all employees. Benefits are primarily based on years of service and the employees' average compensation during the last five years of employment. The Company's policy is to fund pension cost accrued, but not in excess of the maximum allowable deduction for federal income tax purposes.

  The Company grants stock options for a fixed number of shares to employees and non-employee directors with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Proceeds from common stock issued pursuant to the Company's employee stock option plans are credited to common stock or treasury stock and capital in excess of par value at the time an option is exercised.

  STATEMENT OF CASH FLOWS. For purposes of reporting cash flows, cash includes cash on hand and unrestricted time deposits that have an original maturity of three months or less.

  PENDING ADOPTION OF ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended, is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

2.   EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share: (in thousands, except per share data)

                                               1999        1998        1997
                                             ---------   ---------   ---------
Numerator for basic and diluted earnings
 per share                                   $  28,326   $  26,542   $  26,323
                                             =========   =========   =========
Denominator for basic earnings per share-
  weighted average shares                       25,522      26,358      26,356
Effect of dilutive securities:
  Employee stock options                           241         270         309
  Convertible preferred stock                        3           3           3
                                             ---------   ---------   ---------
Dilutive potential common shares                   244         273         312
                                             ---------   ---------   ---------
Denominator for diluted earnings per share-
  adjusted weighted average shares
  and assumed conversions                       25,766      26,631      26,668
                                             =========   =========   =========
Basic earnings per share                     $    1.11   $    1.01   $    1.00
                                             =========   =========   =========
Diluted earnings per share                   $    1.10   $    1.00   $     .99
                                             =========   =========   =========

  For additional disclosures regarding the outstanding preferred stock and the employee stock options see Note 6.

  Options to purchase 412,550 shares of common stock at a weighted-average exercise price of $16.22 per share were outstanding at December 31, 1999, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock and, therefore, the effect would be antidilutive. In addition, 60,000 shares of unvested restricted shares issued in 1999 were excluded from the 1999 computation of both basic and diluted earnings per share because performance measures were not met for vesting.

                                   (Page 27)
===============================================================================

3.   INVENTORIES

  Inventories include the following:  (in thousands of dollars)

                                        1999       1998
                                      --------   --------

Finished products                     $ 95,678   $106,706
Work-in-process                          3,930      4,663
Raw materials and supplies              20,732     25,206
                                      --------   --------
                                      $120,340   $136,575
                                      ========   ========


  See Note 8 for further discussion of Footwear inventory write-down in 1999.

4.   OTHER ASSETS

  Other assets consist of the following: (in thousands of dollars)

                                                           1999         1998
                                                        ----------   ----------
Trademarks/tradenames                                    $  12,198    $  12,651
 Excess of acquisition cost over fair value of net
  assets of businesses acquired                              6,275        6,275
Prepaid pension cost                                        10,130        9,351
Software purchased and configured for internal use          10,423       13,005
Other                                                        2,487        3,767
                                                        ----------   ----------
                                                            41,513       45,049
Accumulated amortization                                     6,086        4,283
                                                        ----------   ----------
                                                         $  35,427    $  40,766
                                                        ==========   ==========

5.   BORROWINGS

  Long-term debt consists of the following:  (in thousands of dollars)

                                        1999        1998
                                      --------    --------
Revolving credit loans                $ 23,000    $ 14,000
Industrial Revenue Bonds                16,250      16,250
Note payable to bank                       500         500
                                      --------    --------
                                      $ 39,750    $ 30,750
                                      ========    ========

  The Company may borrow up to a total of $52 million in revolving credit loans pursuant to an agreement among four commercial banks originally entered into in May 1989. The revolving credit loans are repayable beginning in April 2002 when outstanding amounts are converted to term loans payable over three years. The conversion date may be extended annually for an additional twelve months by consent of all participating banks.

  Borrowings under the revolving credit agreement bear interest at rates determined on certain margins based on prime, certificates of deposit, and the London Interbank Offered Rate ("LIBOR"). Interest on all of these borrowings at December 31, 1999, was based on LIBOR in effect at the time of origination plus 50 basis points and averaged 6.8%. Interest rate margins may fluctuate in increments of 12.5 basis points based on attaining certain quarterly funded debt-to-equity ratios stipulated in the loan agreement. The loans are unsecured; however, the loan agreement contains certain minimum requirements as to working capital, cash flow from operations, and tangible net worth, redemption of outstanding stock, and change in control of the Company. As of December 31, 1999, the Company was in compliance with all such requirements and restrictions.

  The Industrial Revenue Bonds are payable in 2014 with interest paid quarterly at varying rates based on certain indices (approximately 5.3% at December 31, 1999), secured by property, plant, and equipment with a net book value of approximately $7,446,000. In certain circumstances, the Company may be required to purchase up to $16,250,000 of its Industrial Revenue Bonds prior to their maturity. In such circumstances, the Company may borrow the purchase price under long-term standby letter of credit agreements and also has the right to resell the bonds.

  The note payable to bank included in long-term debt at December 31, 1999, is an unsecured borrowing due in 2001. Interest is based on LIBOR plus 50 basis points and was 6.7% at December 31, 1999.

  The note payable to bank included in current liabilities was an unsecured borrowing due in 2000 pursuant to a $25 million one-year credit facility from a commercial bank. Interest was based on the bank's short-term cost of funds rate plus 50 basis points and was 4.5% at December 31, 1999.

  The aggregate maturities of long-term debt through 2004 are as follows: 2000, $0; 2001, $500,000; 2002, $3,833,000; 2003, $7,667,000; and 2004, $7,667,000.

  At December 31, 1999, unused lines of credit for short-term and revolving credit agreements were approximately $53 million. Outstanding standby letters of credit at December 31, 1999, amounted to approximately $19,605,000.

  Interest rates on the majority of the Company's borrowings float with prevailing market rates; therefore, the fair value of such debt approximates carrying value at December 31, 1999 and 1998. Based on fixed interest rates currently available to the Company for bank loans and industrial revenue bonds with similar terms and maturities, the fair value of fixed rate borrowings approximates carrying value at December 31, 1999 and 1998.

                                   (Page 28)
===============================================================================

  Total interest cost incurred during 1999 amounted to approximately $2,627,000. Interest capitalized as part of construction period costs of new plants was approximately $1,387,000 in 1999.

6.   SHAREHOLDERS' EQUITY

  The Company has qualified, incentive stock-option plans and non-qualified stock-option agreements with certain of its employees and non-employee directors to purchase its common stock. The plans for employees, as amended, provide for the granting of either incentive stock options or stock options that are not qualified under the Internal Revenue Code, at the discretion of the Compensation Committee of the Board of Directors. In addition, they provide for exercise of stock options without regard to the sequence of dates of original grants. All outstanding stock options are non-qualified and, except for special options granted in 1999 as further described, expire over a period of ten years with employee-granted options vesting over a five-year period and director options vesting after one year. Special options were granted to certain officers (representing 39,000 shares) and a director (representing 100,000 shares) in April 1999. These options expire in five years and vest two years from date of grant. All options are granted at the fair market value of the underlying common stock at the date of grant.

  A summary of the Company's stock option activity and related information for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                      1999                  1998                  1997
                             ---------------------  --------------------  ---------------------
                                        Weighted-              Weighted-             Weighted-
                                         Average                Average               Average
                                         Exercise               Exercise              Exercise
                               Shares     Price       Shares     Price      Shares     Price
                             ---------- ----------  ----------  ---------- ---------- ----------
Outstanding at January 1     1,726,222    $11.04    1,584,778     $10.36   1,516,252    $ 9.12
Granted                        416,550    $14.16      288,850     $11.93     277,975    $14.19
Canceled                       (32,590)   $14.64      (14,565)    $13.60     (33,650)   $15.07
Exercised                     (261,697)   $ 6.48     (132,841)    $ 4.61    (175,799)   $ 4.77
                             ----------             ----------             ----------
Outstanding at December 31   1,848,485    $12.32    1,726,222     $11.04   1,584,778    $10.36
                             ==========             ==========             ==========
Exercisable at end of year     987,320    $11.45    1,054,752     $10.12   1,047,073    $ 9.24
                             ==========             ==========             ==========
Weighted-average fair value
of options granted during
the year                     $    5.08              $    4.40              $    5.24
                             ==========             ==========             ==========

  The following table segregates outstanding options into groups based on exercise price ranges of less than and more than $10 per share.

                                               Price Ranges
                                    -----------------------------------
                                     $4.58 to $10.00   $10.00 to $18.00
                                    ----------------   ----------------
All Outstanding Options:
  Number of shares                       220,570           1,627,915
  Weighted-average exercise price        $ 5.11             $13.29
  Weighted-average remaining
    contractual life                    1.6 years          7.7 years
Exercisable Options:
  Number of shares                       220,570            766,750
  Weighted-average exercise price         $5.11             $13.29

  Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a binomial option pricing model with the following weighted-average assumptions for 1999, 1998, and 1997, respectively: risk-free interest rates of 6.8%, 6.4%, and 6.4%; dividend yields of 1.5% for all years; volatility factors of the expected market price of the Company's common stock of
 .358, .342, and .329; and a weighted-average expected life of the option of 5.4, 5.3, and 5.5 years on ten year options and three years on five year options.

  Binomial option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock-price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight line basis over the options' vesting period. The Company's pro forma information follows: (in thousands of dollars, except for earnings per share information)

                                   (Page 29)
===============================================================================

                                          1999        1998         1997
                                       ---------    ---------   ---------

Pro forma net income                    $ 27,581     $ 26,114    $ 26,068
                                       =========    =========   =========
Pro forma basic earnings per share      $   1.08     $    .99    $    .99
                                       =========    =========   =========
Pro forma diluted earnings per share    $   1.08     $    .98    $    .98
                                       =========    =========   =========

  During 1999, one retiring executive's stock options were modified to extend the employee's time to exercise his options from one year to three years from date of retirement. This modification required the Company to recognize stock-based compensation expense of $489,000.

  In April 1999, the Board of Directors awarded 30,000 shares of restricted stock to certain officers and 40,000 shares of restricted stock to a director. Of the total shares awarded, 60,000 have performance-based vesting and 10,000 vest over a two year period. The performance feature provides for vesting of 50%, 25% and 25% at sustained attainment of a stock price of $16, $18, and $20 per share, respectively. No restricted shares were vested at December 31, 1999. Unearned compensation of $1,185,000 was recorded in 1999 related to these grants. The weighted-average fair value of these awards amounted to $10.63 per share.

  The number of shares authorized for grants of options or other equity instruments was 628,000 at December 31, 1999.

  Each share of preferred stock is convertible into 28.26 shares of common stock. The Board of Directors is empowered to set the dividend, redemption, and liquidation rights pertaining to the preferred stock and to establish the voting rights and any special rights or restrictions.

  One Common Stock Purchase Right is outstanding for each share of common stock. Following Board of Directors approval, a) the rights will be exercisable at an exercise price of $13.33 if a person or group acquires 20% or more of the Company's common stock, or announces a tender offer that would result in ownership of 30% or more of the common stock, or b) the rights may be redeemed at five cents per right, as adjusted, at any time before a 20% position has been acquired. The rights expire on October 6, 2004.

7.   RETIREMENT PLANS

  The following tables set forth various information concerning the Company's pension plans and amounts recognized in the Company's balance sheet at December 31, 1999 and 1998: (in thousands of dollars)

                                                1999          1998
                                             ----------    ----------
Vested benefit obligation                    $ (58,086)    $ (61,695)
Accumulated benefit obligation               $ (60,718)    $ (64,447)
Projected benefit obligation                 $ (70,363)    $ (75,103)
Fair value of plan assets                      118,399       116,205
                                             ----------    ----------
Funded status                                   48,036        41,102
Unrecognized net assets                              -          (788)
Unrecognized prior service cost                   (699)         (783)
Unrecognized actuarial gains                   (37,153)      (30,180)
                                             ----------    ----------
Prepaid pension cost                         $  10,184     $   9,351
                                             ==========    ==========

Benefit obligation as of January 1           $  75,103     $  63,397
Service cost                                     3,123         2,598
Interest cost                                    5,157         4,669
Actuarial liability (gain)/loss                 (9,101)        7,601
Curtailment gain due to layoffs                   (313)            -
Benefits paid                                   (3,606)       (3,162)
                                             ----------    ----------
Benefit obligation as of December 31         $  70,363     $  75,103
                                             ==========    ==========

Fair value of plan assets at January 1       $ 116,205     $ 108,092
Actual return on plan assets                     5,780        11,263
Employer contributions                              20            12
Benefits paid                                   (3,606)       (3,162)
                                             ----------    ----------
Fair value of plan assets at December 31     $ 118,399     $ 116,205
                                             ==========    ==========

Prepaid pension cost at January 1            $   9,351     $   8,525
Net periodic pension credit                        500           814
Contributions                                       20            12
Curtailment gain due to layoffs                    313             -
                                             ----------    ----------
Prepaid pension cost at December 31          $  10,184     $   9,351
                                             ==========    ==========

  Plan assets at December 31, 1999, are invested primarily in listed stocks and bonds or cash equivalents. The Company's own common stock (1,011,400 shares) accounts for approximately $15,045,000, or 12.7%, of the fair value of plan assets at December 31, 1999. Dividends paid to the pension trust related to these shares amounted to approximately $202,000 in 1999 and 1998.

  Net periodic pension credit includes the following components: (in thousands dollars)

                                         1999        1998        1997
                                       --------    --------    --------
Service cost - benefits earned
  during the period                    $ 3,123     $ 2,598     $ 2,141
Interest cost on projected
  benefit obligation                     5,157       4,669       4,260
Expected return on assets               (7,912)     (7,203)     (6,632)
Amortizations:
  Net asset                               (788)       (788)       (788)
  Unrecognized prior service cost          (83)        (83)        (73)
  Unrecognized (gain)/loss                   3          (7)        (74)
                                       --------    --------    --------
Net periodic pension credit            $  (500)    $  (814)    $(1,166)
                                       ========    ========    ========

                                   (Page 30)
===============================================================================

  The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligations were 8% in 1999 and 6.75% in 1998. The rate of increase in future compensation was 4% in 1999 and 1998. The expected long-term rate of return on assets was 9% for all years above.

  The Company also has an Employee Stock Ownership Plan (ESOP) for the benefit of substantially all employees. Eligible employees may contribute up to the lesser of 15% of their compensation or the maximum amount authorized by the Company ($8,000 in 1999 and 1998, except for certain highly compensated employees who were limited to 5% of compensation or a maximum of $8,000). In 1999, 1998, and 1997, 50% of the amount contributed by all employees was matched by the Company, up to 5% of total compensation. Pursuant to Internal Revenue Service Regulation 401(k), the employees' contributions are on a pre-tax basis. For 2000, employees may contribute to the plan on the same basis as in 1999.

  The amount of Company contributions made to the ESOP and charged to expense was $1,348,000, $1,210,000, and $1,159,000 in 1999, 1998, and 1997,
respectively.

8.   FOOTWEAR RESTRUCTURING CHARGE AND SPECIAL INVENTORY WRITE-DOWNS

  In July 1999, the Company's Footwear division committed to take specific steps to improve Footwear operating results as part of its new strategic planning initiatives. These steps include repositioning certain product lines, reducing the number of stock items, expanding distribution channels, plant closings, and other administrative realignments. A restructuring charge for exit costs of $5,521,000 was recognized during the third quarter of 1999. The following chart describes the components of the restructuring charge and the activity in the restructuring reserve during the third and fourth quarters of 1999: (in thousands of dollars)


                             Footwear                          Ending
                             Restruc-                          Balance
                              turing     Write-               December
                              Charge      downs    Payments   31, 1999
                            ---------- ---------- ---------- ----------
Impaired assets              $  2,793   $ (2,793)  $      -   $     -
Termination benefits            2,072          -     (1,449)       623
Other plant closure costs         656          -       (354)       302
                            ---------- ---------- ---------- ----------
                             $  5,521   $ (2,793)  $ (1,803)  $    925
                            ========== ========== ========== ==========

  Two hundred and eighty plant and general and administrative employees were initially targeted for termination, and all of these employees were terminated during the third and fourth quarters of 1999. The remaining termination accrual relates to employees terminated near the end of 1999 and will be paid primarily in the first quarter of 2000. Other plant closure costs remaining at December 31, 1999, will be paid during the first and second quarter of 2000. The Company expects to sell real property included in impaired assets during the first half of 2000. Other impaired assets relate to capitalized software costs used in the closed operations and have been written off. There have been no other adjustments to the Restructuring Charge liability. The activities that will not be continued do not have separately identifiable operations.

  As part of these restructuring activities, Footwear inventories were evaluated, and special inventory write-downs of $7,024,000 were recorded at the end of the third quarter of 1999. As of December 31, 1999, the Company had disposed of approximately 54% of the total pair that were written down. The Company plans to dispose of the remaining pair and raw materials during the first half of 2000.

9.   INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1999 and 1998 are as follows: (in thousands of dollars)

                                       1999           1998
                                    ----------     ----------

Deferred tax assets:
  Insurance accruals                 $   3,007      $   4,311
  Asset valuation allowances             5,369          3,670
  Other                                  2,668          1,158
                                    ----------     ----------
                                     $  11,044      $   9,139
                                    ==========     ==========

Deferred tax liabilities:
  Intangible assets                  $   6,180      $   7,337
  Depreciation                          11,442          8,483
  Employee benefit plans                 2,621          2,254
                                    ----------     ----------
                                     $  20,243      $  18,074
                                    ==========     ==========

  Significant components of the provision for income taxes are as follows: (in thousands of dollars)

                              1999         1998         1997
                            --------     --------     --------
Current                     $17,782      $12,390      $ 8,906
Deferred                     (2,372)       2,149        5,518
                            --------     --------     --------
Total income tax expense    $15,410      $14,539      $14,424
                            ========     ========     ========

  In addition, the Company recognized income tax benefits of $758,000, $428,000, and $527,000 in 1999, 1998, and 1997, respectively, upon the exercise by employees of non-qualified stock options. Such benefits were recognized as an increase in shareholders' equity when realized.

                                   (Page 31)
===============================================================================

  A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                 1999        1998        1997
                               --------    --------    --------
Statutory tax rate                35.0%       35.0%       35.0%
Depletion                         (2.1)       (1.7)       (1.3)
State taxes                        2.1         1.1          .8
Non-deductible expenses             .8          .8          .7
Other                              (.6)         .2          .2
                               --------    --------    --------
Effective tax rate                35.2%       35.4%       35.4%
                               ========    ========    ========

  In connection with the acquisition of Tony Lama, the Company acquired a tax net operating loss carryforward. As of December 31, 1998, approximately $802,000 of the acquired net operating loss was available for carryforward. Due to a tax law change, the Company was able to utilize this entire net operating loss in 1999. Such benefit was recognized as an adjustment of intangible assets.

10.  FINANCIAL INFORMATION BY REPORTABLE SEGMENT

  The Company has two reportable segments as defined by the Financial Accounting Standards Board Statement No. 131, Disclosures About Segments of an Enterprise and Related Information: Building Materials and Footwear. These reportable segments offer products in two different industries. The reportable segments are managed separately because they manufacture and distribute distinct products with different production processes and different channels of distribution. The Company evaluates each segment's performance and allocates resources based on profits or losses from operations before interest, non-operational intercompany charges, and taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.
There are no significant intersegment sales or transfers.

  The Building Materials segment consists of three primary operating units that manufacture and distribute clay brick, concrete block, and other masonry related products and distribute ceramic and marble floor and wall tile throughout the southwest United States. The Company's Footwear segment primarily consists of four wholesale footwear divisions and a retail footwear division. Sales in this segment primarily consist of western and work boots and shoes and are made throughout the United States by company and independent sales representatives to retail distributors or through the segment's nine factory-outlet retail stores.

  The following information is presented as required by Statement No. 131: (in thousands of dollars)

                                 Building
          1999                   Materials   Footwear   All Other    Total
----------------------------------------------------------------------------

Net sales                        $346,377    $163,434   $     -     $509,811
Operating profit (loss) (1)        67,107     (16,258)   (5,873)      44,976
Depreciation and amortization
 expense                           16,170       5,359       456       21,985
Identifiable assets               255,320     167,154    10,833      433,307
Expenditures for acquisition,
 net of cash acquired              20,852           -         -       20,852
Expenditures for long-live
 assets                            51,169       2,308       162       53,639
----------------------------------------------------------------------------

          1998
Net sales (2)                    $289,006    $162,085    $3,720     $454,811
Operating profit (loss)            50,205        (524)   (6,800)      42,881
Depreciation and amortization
 expense                           13,843       4,551       440       18,834
Identifiable assets               196,834     169,645    30,413      396,892
Expenditures for acquisitions,
 net of cash acquired               2,134           -         -        2,134
Expenditures for long-lived
 assets                            24,523       5,111       637       30,271
----------------------------------------------------------------------------

          1997
Net sales (2)                    $262,053    $174,474    $3,260     $439,787
Operating profit (loss)            44,365       4,795    (6,647)      42,513
Depreciation and amortization
 expense                           12,541       4,278       835       17,654
Identifiable assets               181,210     163,046    31,811      376,067
Expenditures for acquisitions,
 net of cash acquired               2,073           -         -        2,073
Expenditures for long-lived
 assets                            18,942       2,561       279       21,782
----------------------------------------------------------------------------

                                  1999       1998       1997
                               ---------- ---------- ----------
Reconciliation
 Total operating profit above   $ 44,976   $ 42,881   $ 42,513
 Interest expense                  1,240      1,800      1,766
                               ---------- ---------- ----------
 Consolidated income before
  income taxes                  $ 43,736   $ 41,081   $ 40,747
                               ========== ========== ==========


(1) Footwear's operating loss in 1999 includes a special inventory write-down of $7 million and a restructuring charge of $5.5 million. See Note 8 for further discussion of these amounts.
(2) Net sales from reportable segments below the quantitative thresholds are attributable to the Company's evaporative cooler business. This segment never met the quantitative thresholds for determining reportable segments. This business was sold effective December 31, 1998.

                                   (Page 32)
===============================================================================

11.  COMMITMENTS

  At December 31, 1999, approximate future minimum rental commitments for all noncancellable operating leases are as follows: (in thousands of dollars)

                    2000          $    3,004
                    2001               1,881
                    2002               1,371
                    2003                 700
                    2004                 385
                    Thereafter           166
                                  ----------
                                  $    7,507
                                  ==========

  Total rent expense for all operating leases amounted to approximately $3,526,000, $3,526,000, and $3,785,000 in 1999, 1998, and 1997, respectively.

  At December 31, 1999, the Company's Building Materials' segment had contractual commitments of approximately $9.2 million for the purchase of property, plant, and equipment.

12.  ACQUISITIONS AND DISPOSITION

  In early January 1999, Acme Brick Company acquired the assets of Texas Clay Industries, a division of Temtex Industries, Inc. The total purchase price of approximately $13.3 million was paid $12.5 million in cash plus assumption of approximately $.8 million in liabilities. The assets acquired consisted of approximately $1.2 million in accounts receivable; $.9 million in inventory and supplies; and $11.2 million in land, buildings, and equipment related to one brick plant and associated clay reserves in Malakoff, Texas, approximately 70 miles southeast of the Fort Worth/Dallas metroplex area. Sales generated by this plant in 1998 approximated $11.7 million, which are considered immaterial to consolidated operations. The plant added about 7% to Acme's production capacity. The acquisition has been accounted for as a purchase in 1999, and as such, the results of operations of the plant, which are immaterial to consolidated operations, are included with that of the Company from the date of closing, January 5, 1999.

  Effective June 30, 1999, Acme Brick Company acquired Eureka Brick and Tile. The total purchase price, net of cash acquired, was approximately $11.1 million, comprised of cash paid of $8.3 million and liabilities assumed of $2.8 million. The assets acquired consisted of approximately $1 million in accounts receivable; $1.3 million in inventory and supplies; $.9 in other assets; and $7.9 million in land, buildings, and equipment related to one brick plant and associated clay reserves in Clarksville, Arkansas, approximately 60 miles east of Fort Smith and 100 miles northwest of Little Rock. Sales generated by this plant prior to acquisition are considered immaterial to consolidated operations. The plant added about 5% to Acme's production capacity. The acquisition has been accounted for as a purchase in 1999, and as such, the results of operations of the plant, which are immaterial to consolidated operations, are included with that of the Company from the date of closing, June 30, 1999.

  Effective December 31, 1998, the Company sold its evaporative cooler business, Tradewinds Technologies, Inc., for cash of approximately $3.2 million. The effects of the sale and the operations of Tradewinds, which are included in All Other in the reportable segments disclosures in 1998 and 1997, are immaterial to consolidated operations.

  Effective July 1, 1998, the Company's subsidiary, Acme Brick Company, purchased Witt Brick for a total purchase price of approximately $2.4 million. Assets acquired primarily included accounts receivable and inventory. Witt Brick was a brick distributor in Temple, Texas. Operations of the business, which are immaterial to consolidated operations, are included in the Consolidated Statement of Income from date of acquisition.

                                   (Page 33)
===============================================================================

REPORT OF ERNST & YOUNG LLP
Independent Auditors

Board of Directors
Justin Industries, Inc.

We have audited the accompanying consolidated balance sheets of Justin Industries, Inc. as of December 31, 1999, and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Justin Industries, Inc. and subsidiaries at December 31, 1999, and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                 /S/ERNST & YOUNG LLP
                                                 --------------------


Fort Worth, Texas
February 2, 2000



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

                                   (Page 34)
===============================================================================

                    MANUFACTURING AND DISTRIBUTION LOCATIONS

ACME BUILDING BRANDS, INC.
ACME BRICK COMPANY
 Manufacturing--Brick

   Bennett, Texas (2)
   Bridgeport, Texas
   Denton, Texas
   Elgin, Texas (2)
   Garrison, Texas
   Malakoff, Texas (2)
   McQueeney, Texas
   San Felipe (Houston), Texas
   Clarksville, Arkansas
   Fort Smith, Arkansas
   Malvern, Arkansas
   Perla, Arkansas (2)
   Kanopolis, Kansas
   Weir, Kansas
   Jamestown, Louisiana
   Oklahoma City, Oklahoma
   Tulsa, Oklahoma

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

AMERICAN TILE SUPPLY COMPANY
 Distribution--Ceramic and Marble Floor and Wall Tile

   Austin, Texas
   Dallas, Texas, area (6)
   Fort Worth, Texas, area (3)
   Houston, Texas, area (3)
   Longview, Texas
   San Antonio, Texas
   Temple, Texas
   Little Rock, Arkansas

FEATHERLITE BUILDING PRODUCTS CORPORATION
 Manufacturing--Concrete Block and related products

   Abilene, Texas
   Austin, Texas, area
   Dallas, Texas
   El Paso, Texas
   Lubbock, Texas
   Port Neches, Texas
   San Antonio, Texas

 Distribution

   Las Cruces, New Mexico

TEXAS QUARRIES
 Manufacturing--Cut Limestone

   Cedar Park, Texas

INNOVATIVE BUILDING PRODUCTS
 Manufacturing--Glass Block Grid System

   Fort Worth, Texas

JUSTIN BRANDS, INC.
 Manufacturing--Footwear

   El Paso, Texas
   Carthage, Missouri
   Cassville, Missouri

NORTHLAND PUBLISHING COMPANY, INC.

   Flagstaff, Arizona

                                   (Page 35)
===============================================================================

ELEVEN-YEAR FINANCIAL SUMMARY
Years ending on December 31,                         1999       1999       1998       1997      1996      1995
---------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)                             Before
(in thousands of dollars, except per share amounts)           Special
                                                              Charges
  Net sales:
    Building Materials                              346,377   346,377    292,726    265,313   261,315   240,094
    Footwear                                        163,434   163,434    162,085    174,474   186,457   221,354
---------------------------------------------------------------------------------------------------------------
                                                    509,811   509,811    454,811    439,787   447,772   461,448
---------------------------------------------------------------------------------------------------------------
  Operating profit:
    Building Materials                               67,107    67,107     48,932     43,245    44,233    42,107
    Footwear                                        (16,258)   (3,713)      (524)     4,795     1,591     9,234
---------------------------------------------------------------------------------------------------------------
                                                     50,849    63,394     48,408     48,040    45,824    51,341
---------------------------------------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold                              321,528   314,504    289,591    278,769   292,858   300,842
    Selling, general, and administrative            143,307   137,786    122,339    118,505   114,925   115,370
    Interest                                          1,240     1,240      1,800      1,766     3,367     5,032
    Depreciation                                     19,652    19,652     17,619     16,850    15,792    14,742
    Income taxes                                     15,410    19,826     14,539     14,424    13,257    14,553
---------------------------------------------------------------------------------------------------------------
  Income:
    From continuing operations                       28,326    36,450     26,542     26,323    23,365    25,651
    Net income                                       28,326    36,450     26,542     26,323    23,365    25,651
---------------------------------------------------------------------------------------------------------------
  Basic earnings per share:
    From continuing operations                         1.11      1.43       1.01       1.00       .88       .95
    Net income                                         1.11      1.43       1.01       1.00       .88       .95
---------------------------------------------------------------------------------------------------------------
  Diluted earnings per share:
    From continuing operations                         1.10      1.41       1.00        .99       .87       .94
    Net income                                         1.10      1.41       1.00        .99       .87       .94
---------------------------------------------------------------------------------------------------------------
  Dividends declared per share                          .20       .20        .20        .18       .16       .16
  Capital expenditures*                              53,639    53,639     30,271     21,782    24,738    26,020
---------------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS:  (in thousands of dollars)
  Working capital                                   157,515   157,515    175,895    166,397   165,053   181,385
  Net property, plant, and equipment                172,434   172,434    121,922    110,184   105,497    96,657
  Total assets                                      433,307   433,307    396,892    376,067   360,078   376,409
  Long-term debt                                     39,750    39,750     30,750     23,750    32,890    57,137
  Shareholders' equity                              308,180   308,180    292,568    272,980   252,856   236,489
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*                           8.58     11.04       9.03       9.27      8.18      8.71
  Income-return on sales (%)*                          5.56      7.15       5.84       5.99      5.22      5.56
  Return on shareholders' equity (%)*                  9.68     12.46       9.72      10.40      9.88     11.56
  Return on assets (%)*                                6.82      8.78       6.87       7.15      6.34      6.83
  Effective income tax rate (%)*                       35.2      35.2       35.4       35.4      36.2      36.2
  Ratio of long-term debt to shareholders' equity     .13:1     .13:1      .11:1      .09:1     .13:1     .24:1
  Ratio of total interest-bearing debt to             .14:1     .14:1      .11:1      .12:1     .17:1     .31:1
   shareholders' equity
  Ratio of current assets to current liabilities      3.4:1     3.4:1      4.2:1      3.6:1     3.7:1     3.6:1
OTHER STATISTICS:
  Weighted average number of shares                  25,766    25,766     26,631     26,668    26,836    27,235
  (in thousands)***
  Book value per share                                12.04     12.04      11.12      10.35      9.56      8.88
  Dividends as a percent of net income                 18.0      14.0       19.9       18.0      18.1      16.8
  Market price of common stock:
    High                                                 16        16         17     15 1/4    13 1/2    12 1/8
    Low                                             9 11/16   9 11/16     10 3/8     10 1/4     9 3/4     9 1/2
---------------------------------------------------------------------------------------------------------------

   * Continuing Operations (before accounting change in 1993)
  ** Before accounting change.
***  Used to calculate diluted earnings per share


Note: Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for the 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business units is income before interest, allocation of parent-company overhead expenses, and income taxes. The Company provides additional information as shown above aggregating its business units slightly differently than that prescribed by Financial Accounting Standards Board Statement No. 131 in its definition of reportable segments. The Building Materials product line as shown above aggregates the Building Materials reportable segment with the All Other category, excluding parent company operations, as reported in Note 10 to the Company's Consolidated Financial Statements. See Management's Discussion and Analysis and Note 8 to the Consolidated Financial Statements for information concerning special charges.

                                   (Page 36)
===============================================================================

ELEVEN-YEAR FINANCIAL SUMMARY
Years ending on December 31,                             1994        1993        1992        1991       1990       1989
-------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (see note)
(in thousands of dollars, except per share amounts)

  Net sales:
    Building Materials                                 224,213     179,740     158,808     123,004    118,943    113,662
    Footwear                                           258,796     295,191     294,459     245,346    181,370    142,707
-------------------------------------------------------------------------------------------------------------------------
                                                       483,009     474,931     453,267     368,350    300,313    256,369
-------------------------------------------------------------------------------------------------------------------------
  Operating profit:
    Building Materials                                  44,600      31,445      16,423       4,979      3,698        604
    Footwear                                            22,871      34,168      36,054      22,934     17,748     15,650
-------------------------------------------------------------------------------------------------------------------------
                                                        67,471      65,613      52,477      27,913     21,446     16,254
-------------------------------------------------------------------------------------------------------------------------
  Selected costs and expenses:
    Cost of goods sold                                 314,661     314,431     313,961     260,968    211,559    182,365
    Selling, general, and administrative               106,814     100,465      91,695      84,167     70,666     60,251
    Interest                                             4,058       4,005       5,214       9,482      6,815      6,402
    Depreciation                                        13,852      13,473      13,837      12,338     10,164     10,003
    Income taxes                                        20,571      19,995      15,304       5,280      3,697      2,432
-------------------------------------------------------------------------------------------------------------------------
  Income:
    From continuing operations                          36,905      36,035**    27,093       8,453      7,576      5,281
    Net income                                          36,905      37,141      27,093      19,233      7,293      7,198
-------------------------------------------------------------------------------------------------------------------------
  Basic earnings per share:
    From continuing operations                            1.36        1.33**      1.02         .33        .29        .21
    Net income                                            1.36        1.37        1.02         .74        .28        .29
-------------------------------------------------------------------------------------------------------------------------
  Diluted earnings per share:
    From continuing operations                            1.34        1.30**       .99         .32        .29        .21
    Net income                                            1.34        1.34         .99         .73        .28        .28
-------------------------------------------------------------------------------------------------------------------------
  Dividends declared per share                             .16         .16         .14        .135       .135        .10
  Capital expenditures*                                 18,627      17,278      12,006      10,666     12,646      7,405
-------------------------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS:  (in thousands of dollars)
  Working capital                                      185,722     185,193     164,822     151,588    147,307     97,983
  Net property, plant, and equipment                    85,460      80,270      76,544      78,750     84,653     64,261
  Total assets                                         374,921     346,680     316,368     295,947    292,923    211,308
  Long-term debt                                        65,323      88,504     100,362     116,040    124,724     56,238
  Shareholders' equity                                 221,900     188,803     155,270     127,549    111,135    106,431
KEY FINANCIAL RATIOS:
  Pre-tax profit margin (%)*                             11.90       11.80        9.35        3.73       3.75       3.01
  Income-return on sales (%)*                             7.64        7.59        5.98        2.29       2.52       2.06
  Return on shareholders' equity (%)*                    19.55       23.21       21.24        7.61       7.12       5.35
  Return on assets (%)*                                  10.23       10.87        8.85        2.87       3.00       2.48
  Effective income tax rate (%)*                          35.8        35.7        36.1        38.4       32.8       31.5
  Ratio of long-term debt to shareholders' equity        .29:1       .47:1       .65:1       .91:1     1.12:1      .53:1
  Ratio of total interest-bearing debt to                .36:1       .49:1       .70:1       .93:1     1.14:1      .56:1
   Shareholders' equity
  Ratio of current assets to current liabilities         3.5:1       4.4:1       4.0:1       4.4:1      4.1:1      3.5:1
OTHER STATISTICS:
  Weighted average number of shares                     27,592      27,653      27,318      26,201     26,171     25,475
   (in thousands)***
  Book value per share                                    8.15        6.95        5.75        4.92       4.31       4.15
  Dividends as a percent of net income                    11.8        11.7        13.7        17.9       47.1       35.1
  Market price of common stock:
    High                                                16 3/4      25 3/8          19           6      5 7/8      5 5/8
    Low                                                  9 3/4      11 3/4       5 5/8       3 5/8      3 5/8      3 3/8
-------------------------------------------------------------------------------------------------------------------------

   * Continuing Operations (before accounting change in 1993)
  ** Before accounting change.
***  Used to calculate diluted earnings per share

Note: Book value per equivalent share of common stock has been computed on the number of common shares outstanding at December 31. All per share information has been adjusted for the 3-for-2 stock splits in 1989 and 1992, and a 2-for-1 stock split in 1993. Operating profit for the business units is income before interest, allocation of parent-company overhead expenses, and income taxes. The Company provides additional information as shown above aggregating its business units slightly differently than that prescribed by Financial Accounting Standards Board Statement No. 131 in its definition of reportable segments. The Building Materials product line as shown above aggregates the Building Materials reportable segment with the All Other category, excluding parent company operations, as reported in Note 10 to the Company's Consolidated Financial Statements. See Management's Discussion and Analysis and Note 8 to the Consolidated Financial Statements for information concerning special charges.

                                   (Page 37)
===============================================================================

                             DIRECTORS AND OFFICERS

DIRECTORS

     John V. Roach
     Chairman of the Board of Justin Industries

     John Justin
     Chairman Emeritus of Justin Industries, Personal Investments

     J. T. Dickenson
     President and Chief Executive Officer of Justin Industries

     Marvin Gearhart
     Chairman of the Board of Rock Bit International, Inc.

     Robert E. Glaze
     Personal Investments

     Dee J. Kelly
     Shareholder and Director of the law firm of Kelly, Hart & Hallman

     Joseph R. Musolino
     Personal Investments

     Dr. William E. Tucker
     Personal Investments

COMMITTEES

     AUDIT COMMITTEE

       Marvin Gearhart
       Robert E. Glaze
       Joseph R. Musolino

     COMPENSATION COMMITTEE

       Dee J. Kelly
       Dr. William E. Tucker

     STRATEGIC PLANNING COMMITTEE

       J. T. Dickenson
       John V. Roach
       Dr. William E. Tucker

OFFICERS

     J. T. Dickenson
     President and Chief Executive Officer

     Richard J. Savitz
     Senior Vice President, Chief Financial Officer and Secretary

     Judy B. Hunter
     Vice President, Controller and Treasurer

     Harrold E. Melton
     Vice President Building Materials

     J. Randy Watson
     Vice President Footwear

     W. O. Burrough
     Assistant Treasurer

                                   (Page 38)
===============================================================================

SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held on Friday, April 21, 2000, at the Fort Worth Club Building, twelfth floor, 306 West Seventh Street, Fort Worth, Texas, at 10:30 a.m. All shareholders are cordially invited to attend and are urged to be represented by proxy if unable to attend.

STOCK TRANSFER, DIVIDEND DISBURSEMENT, SHAREHOLDER SAVINGS AND DIVIDEND REINVESTMENT

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

     Address shareholder inquiries to:
          Shareholder Relations Department - 11E
          P. O. Box 11258
          Church Street Station
          New York, New York 10286

     Send certificates for transfer and address changes to:
          Receive and Deliver Department - 11W
          P. O. Box 11002
          Church Street Station
          New York, New York 10286

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

STOCK LISTING

Justin Industries, Inc., common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "JSTN."

INDEPENDENT AUDITORS

Ernst & Young LLP, 201 Main Street, Suite 1100, Fort Worth, Texas 76102-3161.

EXECUTIVE OFFICES

Justin Industries, Inc., 2821 West Seventh Street, Fort Worth, Texas 76107 (817) 336-5125.


QUARTERLY FINANCIAL DATA

The following table presents summarized quarterly operating results for the two-year period ending December 31, 1999. See Management's Discussion and Analysis for information regarding factors affecting operating results for the fourth quarter of 1998, and the first and third quarters of 1999. (Unaudited - In thousands, except per share data)

                                    1999                                     1998
                   --------------------------------------   -----------------------------------------
Quarter Ended        3/31      6/30      9/30     12/31       3/31       6/30       9/30       12/31
                   --------  --------  --------  --------   --------   --------   --------   --------
Net sales          $113,027  $127,451  $136,296  $133,037   $103,780   $119,090   $116,992   $114,949
Gross profit         42,633    47,094    45,374    53,182     36,597     44,392     43,174     41,057
Net income            5,658     8,168     2,372    12,128      4,455      8,264      7,912      5,911
Per share:
  Basic earnings        .22       .32       .09       .47        .17        .31        .30        .22
  Diluted earnings      .22       .32       .09       .47        .17        .31        .30        .22
  Dividends paid        .05       .05       .05       .05        .05        .05        .05        .05

-----------------------------------------------------------
MARKET MAKERS
as of February 3, 2000

Baldwin, Anthony & McIntyre
Bear, Stearns & Co. Inc.
First Southwest Company
Gruntal & Co. Incorporated
Herzog, Heine, Guduld, Inc.
Instinet Corporation
Jefferies & Company, Inc.
Knight Securities L.P.
Mayer & Schweitzer Inc.
Merrill Lynch, Pierce, Fenner
Mitchell Secs. Cp. of Oregon
PaineWebber Inc.
Sherwood Securities Corp.
Southwest Securites Inc.
Spear, Leeds & Kellogg
The Brass Utility, L.L.C.
-----------------------------------------------------------

MARKET PRICE OF COMMON STOCK

                             Price
 Year        -------------------------------------
Quarter        High           Low          Close
             --------       --------      --------

 1997
   1          12  3/8        10  1/4       11  1/8
   2          13  7/8        10  7/8       12  3/4
   3          15  1/4        12  1/2       13 7/16
   4          15             12  5/8       13  5/8

 1998
   1          15  3/4        12            14 1/16
   2          17             13  1/4       16  1/8
   3          16  1/4        12 19/32      15  3/8
   4          15 1/16        10  3/8       13  1/8

 1999
   1          13  3/8        10  3/8       11
   2          14  7/8        12  3/8       13 15/16
   3          15  7/8        13 15/16      14  3/16
   4          15  5/8        14  1/4       14  7/8

                                    (Page 39)
===============================================================================

(Picture - Mr. John Justin)

TRIBUTE TO MR. JUSTIN

  John Justin, a name synonymous with the West, retired as Chairman and Chief Executive Officer of Justin Industries in 1999. Mr. Justin began his career with the company over sixty years ago and has guided Justin Industries with unwavering determination and will. Dedicated to his family, business, and community, he is a true leader, a shinning example of the American spirit. Justin Industries is indebted to Mr. Justin for accepting the challenges and difficulties of building this organization and for laying the foundation for future.

===============================================================================

  This report was produced by Northland Publishing, a Justin Company, Photography by Britt Stokes.
===============================================================================

(Back Cover - pictures of block and boots)

                             JUSTIN INDUSTRIES, INC.
   2821 West Seventh Street, Box 425, Fort Worth, Texas 76101    817/336-5125

===============================================================================